Exhibit 99. 1

RAPPORT TECHNIQUE NI 43-101

ETUDE DE PREFAISABILITE – BOTO – SÉNÉGAL

Préparé par Lycopodium Minerals Canada Ltd conformément aux exigences du Règlement 43-101 sur l’information concernant les projets miniers, des autorités canadiennes en valeurs mobilières

Des personnes qualifiées:

Neil Lincoln, P.Eng., VP, développement des affaires et études Lycopodium Minerals Canada Ltd.

Ryda Willis, P.Eng., Ingénieur de procédés, Lycopodium Minerals Canada Ltd.

Wilson Muir, P.Eng., Ingénieur senior, Knight Piésold

Gordon Zurowski, P.Eng., Ingénieur minier principal, AGP Mining Consultants

Vincent Blanchet, ing, Ingénieur en géologie, IAMGOLD Corporation

Hugo Fisette, ing, Ingénieur minier principal, IAMGOLD Corporation

File Location: 16.04 Rev: 0

0	31.12.2017	Projet de question	NL	IM	NL
REV				CONCEPTION	PROJET
	DATE	REVIEW	BY
NO.				APPROUVEE	APPROUVE

Lycopodium Minerals Canada, 5060 Spectrum Way, Suite 400, Mississauga, Ontario L4W 5N5

ETUDE DE PREFAISBILITE - BOTO
RAPPORT TECHNIQUE NI 43-101

DATE & PAGE DE SIGNATURE

Nom du projet:	Etude de Prefaisabilite - Boto

Titre du rapport:	Rapport Technique Nl 43-101

Emplacement:	Sénégal

Date d’effet du rapport:	31 décembre 2017

[SIGNED]	DATE

Neil Lincoln, P.Eng. (Lycopodium Minerals Canada Ltd.)	31 décembre 2017

Ryda Willis, P.Eng. (Lycopodium Minerals Canada Ltd.)	31 décembre 2017

Wilson Muir, P.Eng. (Knight Piésold)	31 décembre 2017

Gordon Zurowski, P.Eng. (AGP Mining Consultants)	31 décembre 2017

Vincent Blanchet, Ing., (IAMGOLD)	31 décembre 2017

Hugo Fisette, Ing., (IAMGOLD)	31 décembre 2017

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Lycopodium Minerals Canada Ltd

ETUDE DE PREFAISBILITE - BOTO
RAPPORT TECHNIQUE NI 43-101

Table des matières

1.0	RÉSUMÉ		1.1
	1.1	Description et emplacement du terrain	1.1
	1.2	Accessibilité, climat, ressources locales, infrastructure et géographie
		physique	1.1
	1.3	Historique et travaux d’exploration	1.2
	1.4	Géologie et minéralisation	1.2
	1.5	Forages et vérifications	1.3
	1.6	Essais métallurgiques	1.4
	1.7	Estimation des ressources minérales	1.4
	1.8	Estimation des réserves minérales	1.6
	1.9	Exploitation minière	1.7
	1.10	Méthodes de récupération	1.9
	1.11	Infrastructure	1.10
	1.12	Études environnementales et sociales et permis	1.11
	1.13	Coûts d’investissement et coûts opérationnels	1.11
	1.14	Analyse économique	1.13
	1.15	Risques et opportunités	1.14
	1.16	Conclusions and Recommandations	1.15

2.0	INTRODUCTION		2.1
	2.1	Personnes qualifiées	2.1
	2.2	Visites du site	2.2

3.0	RECOURS A D’AUTRES EXPERTS		3.1

4.0	DESCRIPTION ET EMPLACEMENT DU TERRAIN		4.1
	4.1	Localisation et accès	4.1

5.0	ACCESSIBILITÉ, CLIMAT, RESSOURCES LOCALES, INFRASTRUCTURE ET GÉOGRAPHIE
	PHYSIQUE		5.1
	5.1	Accessibilité	5.1
	5.2	Infrastructure et ressources locales	5.1
	5.3	Climat	5.1
	5.4	Géographie physique	5.1

6.0	HISTORIQUE		6.1
	6.1	Anmercosa Exploration: 1994 à 1996	6.1
	6.2	Ashanti Goldfields Corporation: 1997 à 1998	6.1

7.0	CONTEXTE GÉOLOGIQUE ET MINÉRALISATION		7.1
	7.1	Géologie régionale	7.1
	7.2	Géologie locale	7.7
	7.3	Géologie de la propriété	7.7
	7.4	Minéralisation	7.16

8.0	TYPES DE GÎTES MINÉRAUX		8.1

9.0	TRAVAUX D’EXPLORATION		9.1

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Lycopodium Minerals Canada Ltd

ETUDE DE PREFAISBILITE - BOTO
RAPPORT TECHNIQUE NI 43-101

	9.1	Recherche de 1999 à 2012	9.1
	9.2	Travaux de recherche actuels	9.2
	9.3	Potentiel de recherche	9.3
	9.4	Recherche à Bambadji	9.4
	9.5	Recherche à Daorala	9.5

10.0	FORAGE		10.1
	10.1	Sommaire	10.1
	10.2	Procédures de forage	10.2
	10.3	Forages carottés au diamant	10.2
	10.4	Forages en circulation inverse et forages percussifs rotatifs	10.3
	10.5	Campagne de forage 2012-2016	10.4

11.0	PRÉPARATION, ANALYSE ET SÉCURITÉ DES ÉCHANTILLONS		11.1
	11.1	Préparation et analyse des échantillons historiques	11.1
	11.2	Procédures actuelles de AQ/CQ	11.3
	11.3	Sécurité des échantillons	11.5

12.0	VÉRIFICATION DES DONNÉES		12.1

13.0	ESSAIS DE TRAITEMENT DES MINERAIS ET ESSAIS MÉTALLURGIQUES		13.1
	13.1	Historique des essais métallurgiques précédents	13.1
	13.2	Essais de variabilité	13.4
		13.2.1 Sélection, préparation et caractérisation des échantillons	13.4
		13.2.2 Essais de broyabilité	13.15
		13.2.3 Essais de séparation gravimétrique	13.16
		13.2.4 Essais de cyanuration intensive sur le concentré de gravimétrie	13.17
		13.2.5 Essais de cyanuration sur le rejet de gravimétrie	13.17
		13.2.6 Récupération globale de l’or	13.21
		13.2.7 Essais de variabilité pour la récupération	13.22
	13.3	Essais de potentiel de génération acide	13.24
	13.4	Conclusion et recommandations	13.25

14.0	ESTIMATIONS DES RESSOURCES MINÉRALES		14.1
	14.1	Résumé	14.1
	14.2	Base de données	14.2
	14.3	Modélisation géologique	14.3
	14.4	Résumé des statistiques	14.6
	14.5	Modèle de blocs	14.13
	14.6	Interpolation	14.16
	14.7	Validation du modèle de blocs	14.16
	14.8	Optimisation à l’aide de Whittle	14.19
	14.9	Classification des ressources	14.22
	14.10	Résumé de l’estimation des ressources	14.23
	14.11	Analyse de sensibilité des ressources	14.24
	14.12	Comparaison des estimations antérieures	14.26

15.0	ESTIMATION DES RÉSERVES MINÉRALES		15.1
	15.1	Sommaire	15.1
	15.2	Méthodes d’extraction minière et coûts d’exploitation minière	15.2

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Lycopodium Minerals Canada Ltd

ETUDE DE PREFAISBILITE - BOTO
RAPPORT TECHNIQUE NI 43-101

		15.2.1	Considérations géotechniques	15.2
		15.2.2	Élaboration d’une coquille de fosse économique	15.3
		15.2.3	Teneur de coupure	15.5
		15.2.4	Dilution	15.6
		15.2.5	Conception de la fosse	15.6
	15.3	Rapport sur les réserves minérales		15.7

16.0	MÉTHODES D’EXPLOITATION			16.1
	16.1	Introduction		16.1
	16.2	Importation du modèle géologique		16.1
	16.3	Information géotechnique		16.4
		16.3.1	Étude géotechnique de 2015 par Coffey	16.4
		16.3.2	Étude géotechnique de 2016 pour l’éponte inférieure	16.5
	16.4	Élaboration de l’enveloppe économique de la fosse		16.7
	16.5	Calcul de la dilution		16.11
	16.6	Conception des fosses		16.12
		16.6.1	Phase 1 – Malikoundi	16.14
		16.6.2	Phase 2 – Malikoundi	16.15
		16.6.3	Phase 3 – Malikoundi (Secteur d’accès à l’est)	16.16
		16.6.4	Phase 3 – Malikoundi	16.17
		16.6.5	Phase 4 – Malikoundi (fosse nord)	16.18
		16.6.6	Boto 5	16.19
	16.7	Planification minière		16.20
	16.8	Équipement minier et opérations minières		16.26
		16.8.1	Activités de production	16.27
		16.8.2	Contrôle de la teneur	16.28
	16.9	Conception des haldes à stériles		16.29
	16.10	Séquence d’exploitation du plan minier		16.30
	16.11	Commentaires au sujet de la section 16		16.47

17.0	MÉTHODES DE RÉCUPÉRATION			17.1
	17.1	Sélection de schéma de traitement		17.1
	17.2	Conception du procédé		17.2
	17.3	Description de l’usine de traitement		17.4
		17.3.1	Concassage, empilement et reprise	17.5
		17.3.2	Circuit de broyage	17.5
		17.3.3	Circuit de gravimétrie	17.6
		17.3.4	Épaississement prélixiviation	17.6
		17.3.5	Circuit de lixiviation	17.7
		17.3.6	Circuit d’adsorption CEP	17.7
		17.3.7	Lavage à l’acide et électroextraction	17.8
		17.3.8	Régénération du charbon	17.9
		17.3.9	Raffinerie	17.9
		17.3.10	Épaississement des résidus	17.10
	17.4	Distribution de l’eau		17.10
		17.4.1	Eau brute/fraiche	17.10
		17.4.2	Eau potable	17.10
		17.4.3	Eau de procédé	17.11
	17.5	Distribution de l’air		17.11
	17.6	Réactifs		17.11

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Lycopodium Minerals Canada Ltd

ETUDE DE PREFAISBILITE - BOTO
RAPPORT TECHNIQUE NI 43-101

		17.6.1	Chaux	17.11
		17.6.2	Floculant	17.11
		17.6.3	Hydroxyde de sodium	17.11
		17.6.4	Acide chlorhydrique	17.12
		17.6.5	Cyanure de sodium	17.12
		17.6.6	Charbon activé	17.12
	17.7	Rejets issus du procédé		17.12
		17.7.1	Solides et liquides	17.12
		17.7.2	Poussières et gaz	17.13
	17.8	Philosophie de contrôle des procédés		17.13
	17.9	Sécurité et raffinerie		17.14

18.0	INFRASTRUCTURES DU PROJET			18.1
	18.1	Envergure des infrastructures		18.1
	18.2	Sélection des différents sites et considérations d’aménagement		18.4
	18.3	Réfection des routes		18.4
	18.4	Route sur le site		18.4
	18.5	Piste d’atterrissage		18.4
	18.6	Usine de traitement		18.5
	18.7	Alimentation et distribution d’électricité		18.6
		18.7.1	Alimentation électrique	18.6
		18.7.2	Distribution électrique	18.6
		18.7.3	Charge installée et demande maximale	18.7
		18.7.4	Transformateurs et enceintes	18.7
		18.7.5	Appareillage à 11 kV	18.7
		18.7.6	Variation de vitesse (VSD) électronique	18.8
		18.7.7	Centres de commande des moteurs à 400 V	18.8
		18.7.8	Protection de mise à terre	18.8
		18.7.9	Échelle à câbles	18.8
		18.7.10	Câbles	18.8
		18.7.11	Éclairage	18.8
		18.7.12	Système de mise à la terre et protection contre la foudre	18.9
	18.8	Bâtiments sur le site		18.9
		18.8.1	Atelier mécanique/Entrepôt de l’usine	18.9
		18.8.2	Bâtiment administratif de l’usine	18.9
		18.8.3	Clinique de premiers soins	18.9
		18.8.4	Bâtiment de sécurité	18.9
		18.8.5	Laboratoires	18.10
		18.8.6	Installations sanitaires	18.10
	18.9	Bâtiments des services miniers		18.10
	18.10	Cafétéria de la mine		18.10
	18.11	Campement permanent		18.10
	18.12	Services		18.11
		18.12.1	Prise d’eau à la rivière/Alimentation en eau brute	18.11
	18.13	Installations de gestion de carburant		18.11
	18.14	Usine de traitement de l’eau potable		18.11
	18.15	Eau d’incendies		18.12
	18.16	Usine de traitement des eaux usées		18.12
	18.17	Exigences en matière de sécurité		18.12
		18.17.1	Système de sécurité et de contrôle d’accès	18.12

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Lycopodium Minerals Canada Ltd

ETUDE DE PREFAISBILITE - BOTO
RAPPORT TECHNIQUE NI 43-101

		18.17.2	Sécurité de la raffinerie	18.13
		18.17.3	Système d’alarme et de détection des incendies	18.14
	18.18	Installations de gestion des résidus miniers		18.15
		18.18.2	Sommaire des critères de conception	18.15
		18.18.3	Aménagement du parc à résidus	18.16
		18.18.4	Coupe transversale et détails de conception du parc à résidus	18.17
		18.18.5	Distribution des résidus et remplissage du bassin	18.18
		18.18.6	Systèmes de collecte des infiltrations et du ruissellement	18.18
		18.18.7	Gestion des eaux d’orage et exigences de la revanche	18.18
		18.18.8	Gestion opérationnelle des eaux	18.18
		18.18.9	Instrumentation des digues	18.19
	18.19	Gestion des eaux du site		18.19

19.0	ÉTUDES DE MARCHÉ ET CONTRATS			19.1
	19.1	Étude de marché		19.1
	19.2	Contrats		19.1

20.0	ÉTUDES ENVIRONNEMENTALES, PERMIS ET CONSÉQUENCES SOCIALES			20.1
	20.1	Exigences légales pertinentes aux aspects environnementaux et sociaux		20.1
	20.2	Étude d’impact environnemental et social		20.4
		20.2.1	Environnement physique	20.5
		20.2.2	Environnement biologique	20.11
		20.2.3	Environnement humain	20.16
	20.3	Géochimie des stériles et des résidus miniers		20.19
	20.4	Impacts potentiels du projet et mesures d’atténuation		20.22
		20.4.1	Mesures d’atténuation	20.23
		20.4.2	Stratégie de relocalisation et de compensation	20.26
		20.4.3	Programme de support au développement des communautés locales	20.26
	20.5	Programme de gestion environnementale et sociale (PGES)		20.28
	20.6	Plan de réhabilitation, de restauration et de fermeture		20.28
	20.7	Permis		20.29

21.0	COÛTS D’INVESTISSEMENT ET COÛTS OPÉRATIONNELS			21.1
	21.1	Introduction		21.1
	21.2	Hypothèses		21.1
	21.3	Coûts d’investissement initiaux		21.2
		21.3.1	Mine	21.2
		21.3.2	Énergie	21.3
		21.3.3	Infrastructure	21.3
		21.3.4	Usine et procédé	21.3
		21.3.5	Parc à résidus miniers et infrastructures connexes	21.4
		21.3.6	Coûts du propriétaire, indirects et contingence	21.4
	21.4	Coûts d’investissement de maintien		21.4
		21.4.1	Financement de la flotte minière	21.4
		21.4.2	Équipements miniers	21.5
		21.4.3	Parc à résidus miniers	21.5
	21.5	Restauration, fermeture et valeur résiduelle		21.5
	21.6	Coûts opérationnels		21.5
		21.6.1	Coûts d’exploitation minière	21.5
		21.6.2	Coût d’usinage et d’énergie	21.6

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Lycopodium Minerals Canada Ltd

ETUDE DE PREFAISBILITE - BOTO
RAPPORT TECHNIQUE NI 43-101

		21.6.3	Services généraux	21.7
		21.6.4	Résumé des coûts opérationnels	21.7

22.0	ANALYSE ÉCONOMIQUE			22.1
	22.1	Introduction		22.1
	22.2	Hypothèses		22.1
		22.2.1	Prix du métal	22.1
		22.2.2	Impôt et taxes	22.1
		22.2.3	Redevances minières	22.2
		22.2.4	Fonds de roulement	22.2
	22.3	Résultats économiques		22.2
	22.4	Analyse de sensibilité		22.4
	22.5	Résumé		22.4

23.0	PROPRIÉTÉS ADJACENTES			23.1

24.0	AUTRES DONNÉES			24.1

25.0	INTERPRÉTATIONS ET CONCLUSIONS			25.1
	25.1	Forage, exploration et ressources minérales		25.1
	25.2	Géotechnique		25.1
	25.3	Exploitation minière		25.2
	25.4	Procédé		25.3
	25.5	Parc à résidus et gestion de l’eau		25.3
	25.6	Analyse de risque		25.3

26.0	RECOMMENDATIONS			26.1
	26.1	Géologie		26.1
	26.2	L’exploitation minière à ciel ouvert		26.2
	26.3	La métallurgie, la transformation & infrastructure		26.2
	26.4	Le permet		26.3

27.0	RÉFÉRENCES			27.1

TABLEAUX
Tableau 1.1		Résumé de l’estimation des ressources minérales – 01 octobre 2017		1.5
Tableau 1.2		Résumé de l’estimation des réserves minérales – Boto		1.6
Tableau 1.4		Coûts d’investissement initiaux		1.12
Tableau 1.5		Coûts d’investissement de maintien		1.12
Tableau 1.6		Résumé des coûts opérationnels		1.13
Tableau 1.7		Résumé de l’analyse économique		1.14
Tableau 2.1		Personnes qualifiées et sections correspondantes		2.2
Tableau 4.1		Secteur de Daorala		4.1
Tableau 4.2		Secteur de Boto		4.2
Tableau 6.1		Historique de recherche par d’Anmercosa		6.1
Tableau 6.2		Historique de recherche par Ashanti Goldfields		6.2
Tableau 7.1		Terminologies sénégalaise et malienne pour la formation birimienne		7.4
Tableau 9.1		Historique de recherches par AGEM 1999-2012		9.1
Tableau 9.2		Recherches actuelles par AGEM 2013-2015		9.2
Tableau 10.1		Sommaire de la base des données de forage au 31 décembre 2016		10.1

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Lycopodium Minerals Canada Ltd

ETUDE DE PREFAISBILITE - BOTO
RAPPORT TECHNIQUE NI 43-101

Tableau 11.1	Méthode et laboratoire d’analyse	11.3
Tableau 13.1	Teneur d’alimentation et résultats des essais de broyabilité	13.2
Tableau 13.2	Résultats des essais de cyanuration sur les séries MET et Comp	13.3
Tableau 13.3	Résultats des essais du potentiel de génération acide (ABA)	13.4
Tableau 13.4	Répartition des onces d’or entre les zones et les types de matériaux	13.5
Tableau 13.5	Échantillons de variabilité pour la comminution (Malikoundi)	13.6
Tableau 13.6	Échantillons de variabilité pour la comminution (Boto 5)	13.7
Tableau 13.7	Échantillons de variabilité pour les essais de récupération (Malikoundi)	13.8
Tableau 13.8	Échantillons de variabilité pour les essais de récupération (Boto 5)	13.9
Tableau 13.9	Échantillons de variabilité composant les composites utilisés pour les essais	13.10
Tableau 13.10	Analyses de l’or (« Gold screened metallic assays »)	13.12
Tableau 13.11	ICP – Scan des composites testés	13.13
Tableau 13.12	Résumé de la minéralogie par QEMSCAN	13.14
Tableau 13.13	Résumé des caractéristiques minéralogiques des minéraux d’or	13.15
Tableau 13.14	Résumé des essais de broyabilité par type de roche	13.15
Tableau 13.15	Résultats des essais E-GRG	13.16
Tableau 13.16	Résultats des essais de séparation gravimétrique standard	13.17
Tableau 13.17	Résultats des essais de cyanuration intensive effectués sur les concentrés de gravimétrie
		13.17
Tableau 13.18	Résumé des résultats des essais de cyanuration sur les rejets de gravimétrie	13.20
Tableau 13.19	Essais comparatifs entre cyanuration et CIL	13.21
Tableau 13.20	Résultats globaux des essais en vrac	13.21
Tableau 13.21	Résultats des essais de cyanuration et des récupérations globales obtenues pour les
	échantillons de variabilité	13.23
Tableau 13.22	Estimation de la récupération par type de roche	13.24
Tableau 13.23	Résumé des essais pour déterminer le potentiel de génération d’acide des résidus	13.25
Tableau 14.1	Résumé de l’estimation des ressources minérales – 01 octobre 2017	14.1
Tableau 14.2	Évolution des sondages – Au 31 décembre 2016	14.2
Tableau 14.3	Écrêtage de la teneur en or par domaine	14.7
Tableau 14.4	Statistiques d’analyses selon les principaux solides	14.8
Tableau 14.5	Statistiques d’échantillons composites par principaux solides	14.11
Tableau 14.6	Propriétés où se situent les modèles de blocs	14.14
Tableau 14.7	Statistiques de densité par altération	14.15
Tableau 14.8	Paramètres d’interpolation	14.16
Tableau 14.9	Paramètres géotechnique de la fosse de Malikoundi	14.19
Tableau 14.10	Paramètres d’optimisation de la fosse Malikoundi	14.20
Tableau 14.11	Paramètres d’optimisation de la fosse Boto 4	14.20
Tableau 14.12	Paramètres d’optimisation des fosses Boto 5 et Boto 6	14.21
Tableau 14.13	Résumé de l’estimation des ressources minérales – 01 octobre 2017	14.24
Tableau 14.14	Évolution des ressources	14.26
Tableau 15.1	Réserves prouvées et probables – Projet Boto	15.1
Tableau 15.2	Paramètres des pentes de la fosse pour la conception détaillée	15.3
Tableau 15.3	Paramètres d’optimisation de la fosse	15.4
Tableau 15.4	Angles des pentes de l’optimisation de la fosse	15.5
Tableau 15.5	Teneurs de coupure du minerai marginal	15.5
Tableau 15.6	Réserves prouvées et probables – Résumé du Projet Boto	15.8
Tableau 15.7	Réserves prouvées et probables – par secteur de fosse	15.8
Tableau 16.1	Détails des modèles de blocs	16.2
Tableau 16.2	Ressources minérales – Projet Boto	16.3
Tableau 16.3	Types et codes d’altération et densité	16.3

5072\16.04\5072-STY-001_01	Decembre 2017
Lycopodium Minerals Canada Ltd

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RAPPORT TECHNIQUE NI 43-101

Tableau 16.4	Paramètres de pente de fosse recommandés par Coffey, 2015	16.5
Tableau 16.5	Paramètres de pentes révisés pour l’éponte inférieure (Absolute, 2016)	16.7
Tableau 16.6	Paramètres d’optimisation de la fosse	16.8
Tableau 16.7	Paramètres de pentes pour l’optimisation des fosses	16.9
Tableau 16.8	Teneurs de coupure du minerai marginal	16.12
Tableau 16.9	Paramètres des pentes de la fosse de la conception détaillée	16.13
Tableau 16.10	Conception finale – Tonnages et teneurs	16.13
Tableau 16.11	Phase 3 Malikoundi	16.14
Tableau 16.12	Calendrier de production	16.23
Tableau 16.13	Calendrier d’achat de l’équipement minier majeur	16.27
Tableau 16.14	Caractéristiques du patron de forage	16.27
Tableau 16.15	Paramètres des haldes à stériles	16.30
Tableau 17.1	Caractérisation du minerai	17.3
Tableau 17.2	Critères de conception du procédé	17.4
Tableau 18.1	Besoins en électricté	18.7
Tableau 18.2	Principaux critères de conception du parc à résidus	18.16
Tableau 20.1	Fréquence des débits de la rivière Falémé aux stations hydrométriques de Kidira, de
	Gourbassi et de Fadougou (m3/sec)	20.10
Tableau 21.1	Taux de change	21.1
Tableau 21.2	Coûts d’investissement initiaux	21.2
Tableau 21.3	Coûts d’investissement initiaux - Mine	21.3
Tableau 21.4	Coûts d’investissement de maintien	21.4
Tableau 21.5	Coûts totaux et unitaires d’exploitation de la mine	21.6
Tableau 21.6	Coûts totaux et unitaires d’usinage	21.7
Tableau 21.7	Résumé des coûts opérationnels	21.7
Tableau 22.1	Valeurs actuelle nettes	22.3
Tableau 22.2	Sommaire des résultats du projet Boto	22.5
Tableau 22.3	Modèle Financier	22.6

FIGURES
Figure 4.1	Carte de localisation sur fond géologique	4.3
Figure 4.2	Permis de Bambadji et de Daorala-Boto	4.4
Figure 4.3	Localisation du secteur de Daorala	4.5
Figure 4.4	Localisation du secteur Boto	4.5
Figure 7.1	Schéma simplifié de la géologie du craton ouest-africain	7.2
Figure 7.2	Schéma lithostructural de la boutonnière Kédougou-Kéniéba	7.5
Figure 7.3	Lithologies caractéristiques à Boto	7.9
Figure 7.4	Carte lithostructurale de Boto	7.10
Figure 7.5	Interprétation structurale des gîtes Boto 2/Malikoundi, Boto 4 et Boto 6	7.11
Figure 7.6	Section transversale représentative de Malikoundi	7.13
Figure 7.7	Vue en plan de la géologie de Boto 5	7.14
Figure 7.8	Altération et minéralisation à Boto 2, 4, 6 et Malikoundi	7.16
Figure 7.9	Mode de mise en place de l’or dans le corridor Guémédji	7.19
Figure 9.1	Potentiel de recherche au nord de Boto 2 et de Malikoundi	9.4
Figure 13.1	Coupe schématique de Malikoundi	13.5
Figure 13.2	Teneur de rejet de cyanuration en fonction de la finesse de granulométrie	13.18
Figure 14.1	Boto – Modèle d’altération	14.4
Figure 14.2	Modèle géoéconomique	14.5
Figure 14.3	Modèle géoéconomique 3D	14.5
Figure 14.4	Histogramme de la longueur des échantillons	14.6

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Figure 14.5	Analyses en boîte à moustaches des principales zones	14.10
Figure 14.6	Boîte à moustaches des composites par domaine	14.13
Figure 14.7	Densité spécifique en boîte à moustaches par altération	14.15
Figure 14.8	Vue en section typique du modèle de blocs	14.17
Figure 14.9	Malikoundi – Sections Nord-Sud	14.18
Figure 14.10	Malikoundi – Sections par élévation	14.18
Figure 14.11	Boto – Classification vue 3D	14.23
Figure 14.12	Boto – Courbe de tonnage et de la teneur des ressources indiquées	14.25
Figure 14.13	Boto – Courbe de tonnage et de la teneur des ressources présumées	14.26
Figure 16.1	Domaines géotechniques proposés par Coffey, 2015	16.4
Figure 16.2	Domaines géotechniques révisés (Absolute, 2016)	16.6
Figure 16.3	Profit à Malikoundi selon le prix de l’or par coquille de fosse	16.10
Figure 16.4	Phase 1 – Malikoundi	16.15
Figure 16.5	Phase 2 – Malikoundi	16.16
Figure 16.6	Phase 3 – Malikoundi (Secteur d’accès à l’est)	16.17
Figure 16.7	Phase 3 – Malikoundi	16.18
Figure 16.8	Phase 4 – Malikoundi	16.19
Figure 16.9	Boto 5 – Conception de la phase simple	16.20
Figure 16.10	Alimentation de l’usine par type de matériaux	16.24
Figure 16.11	Teneur du minerai et quantité d’onces acheminées vers l’usine de traitement	16.25
Figure 16.12	Tonnage extrait par année et par phase	16.26
Figure 16.13	Aménagement du site comprenant les haldes	16.30
Figure 16.14	Fin de la période de préproduction (année 1)	16.31
Figure 16.15	Fin de la période de préproduction (année 2)	16.32
Figure 16.16	Fin de l’année 3	16.33
Figure 16.17	Fin de l’année 4	16.34
Figure 16.18	Fin de l’année 5	16.35
Figure 16.19	Fin de l’année 6	16.36
Figure 16.20	Fin de l’année 7	16.37
Figure 16.21	Fin de l’année 8	16.38
Figure 16.22	Fin de l’année 9	16.39
Figure 16.23	Fin de l’année 10	16.40
Figure 16.24	Fin de l’année 11	16.41
Figure 16.25	Fin de l’année 12	16.42
Figure 16.26	Fin de l’année 13	16.43
Figure 16.27	Fin de l’année 14	16.44
Figure 16.28	Fin de l’année 15	16.45
Figure 16.29	Fin de l’année 16	16.46
Figure 17.1	Schéma simplifié du procédé de traitement du minerai	17.2
Figure 18.1	Overview	18.3
Figure 18.2	Parc à résidus à l’année 15 (aménagement définitif)	18.15
Figure 18.3	Coupe transversale finale du parc à résidus (digues Ouest et centrale)	18.17
Figure 18.4	Coupe transversale finale du parc à résidus (digues centrale et Est)	18.18
Figure 20.1	Carte administrative de la région de Kédougou	20.1
Figure 20.2	Régime thermique à la station météorologique de Kédougou (1968-2014)	20.7
Figure 20.3	Évolution de l’humidité relative (%) mensuelle de la région de Kédougou (1978-2007)	20.8
Figure 20.4	Régime pluviométrique unimodal à la station de Kédougou (1930-2014)	20.9
Figure 20.5	Formations végétales	20.13
Figure 20.6	Lieux où des espèces végétales à statut ont été recensées	20.14
Figure 20.7	Carte présentant la localisation des villages et hameaux de la zone de Boto	20.17

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Figure 20.8	Village de Guémédji	20.18
Figure 20.9	Rayons de sécurité autour des infrastructures et composantes du projet	20.24
Figure 22.1	Flux de trésorerie par année et cumulatif – Après impôt	22.3
Figure 22.2	Graphique des résultats de sensibilité	22.4

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1.0	RÉSUMÉ

Lycopodium Minerals Canada (Lycopodium) a été mandaté par IAMGOLD Corporation (IAMGOLD) pour preparer un rapport technique concernant le projet Boto, situé dans la région de Kédougou au sud-est du Sénégal, près des frontières avec le Mali et la Guinée. Une étude de préfaisabilité a été entreprise de janvier 2015 à septembre 2017 et l’objectif de ce rapport technique est de documenter les démarches utilisées et les résultats obtenus lors de cette étude, ainsi que les conclusions et les recommandations qui en découlent.

AGEM Sénégal Exploration SUARL (AGEM), une filiale en propriété exclusive d’IAMGOLD, détient la propriété qui comporte deux blocs de concessions non contigus, Daorala au nord et Boto au sud. Le projet Boto, l’objet de ce rapport, est à un stade avancé de recherche.

Cette étude de préfaisabilité a permis d’estimer les coûts d’investissement et les coûts d’exploitation et la précision des estimations est anticipée à ±25%. Toutes les informations relatives aux coûts et aux finances ont comme point de référence le quatrième trimestre de l’année 2017 et sont exprimées en dollars américains, sauf indication contraire.

1.1	Description et emplacement du terrain

La propriété Daorala-Boto couvre une superficie totale de 236 km² dans la région de Kédougou au sud-est du Sénégal. Le permis d’exploration comprend deux blocs non adjacents, Daorala et Boto, situés respectivement au nord et au sud du permis Bambadji (également propriété d’AGEM avec Randgold Resources Ltd. comme opérateur dans le cadre d’un accord de coentreprise). Les deux secteurs du permis, Daorala et Boto, sont tous deux délimités à l’est par les rivières Falémé et Balinko, qui constituent aussi la frontière entre le Sénégal et le Mali.

Le permis d’exploration de Daorala-Boto a été prolongé par rétention pour une durée de deux ans le 8 août 2017 par le gouvernement du Sénégal. La date d’expiration est le 4 mars 2019. L’étude de préfaisabilité dont il est question dans ce rapport ne concerne que le secteur Boto.

1.2	Accessibilité, climat, ressources locales, infrastructure et géographie physique

L’accès à Daorala-Boto à partir de Dakar s’effectue par route asphaltée jusqu’à Saraya (720 km) et ensuite sur pistes damées en gravier jusqu’au camp de Boto au village de Noumoufoukha (à une distance de 80 km). Le camp de Boto est situé à 12 km du village de Guémédji. Les aéroports commerciaux les plus près se trouvent à Kédougou et à Tambacounda, mais n’offrent pas de vols réguliers.

Au camp de Boto, l’énergie est fournie par les génératrices sur le site. Il n’y a aucune infrastructure dans cette région. Les fournitures sont acheminées par voie terrestre, principalement expédiées à partir de Kédougou ou Dakar. Le village de Guémédji constitue une bonne ressource pour les ouvriers.

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Le permis Daorala-Boto est situé dans la région climatique du Soudan-Sahel qui se trouve dans un climat continental subtropical caractérisé par deux saisons distinctes: une saison des pluies de juin à octobre et une saison sèche d’octobre à mai.

Le district de Kédougou se trouve au milieu des collines du pays Bassari et aux piémonts du Fouta Djallon. L’environnement du terrain est une savane tropicale arborée. La propriété de Boto se trouve entre 100 et 300 m au-dessus du niveau de la mer. Elle est principalement formée d’un paysage marqué par de larges plateaux latéritiques érodés à certains endroits. Les rivières Falémé et Balinko ont des plateaux et des pénéplaines encaissées créant d’importants repères terrestres du côté est du permis.

1.3	Historique et travaux d’exploration

Des travaux d’exploration ont été réalisés par Anmercosa Exploration de 1994 à 1996, principalement concentrés sur des levés géophysiques aéroportés et de la géochimie locale et régionale. Par la suite, Ashanti Goldfields, toujours en coentreprise avec AGEM, a poursuivi avec l’acquisition des données géochimiques et du creusement de tranchées préliminaires en 1997 et 1998.

AGEM effectue des travaux de recherche au projet Boto depuis 1999, et la majorité de ces travaux ont été réalisés entre 2007 et 2016. La campagne de 2012 a abouti à la découverte de Malikoundi. Suite à cette découverte, les travaux effectués de 2013 à 2015 se sont concentrés dans ce secteur. Le programme de forage au diamant de 2016 visait principalement des extensions possibles de la minéralisation à Malikoundi vers le nord, en profondeur et latéralement vers l’est.

1.4	Géologie et minéralisation

Le projet Boto se trouve dans le craton ouest-africain, dans la partie sud-est de la formation paléoprotérozoïque de la boutonnière de Kédougou-Kéniéba, qui couvre la partie orientale du Sénégal et le Mali occidental.

La boutonnière de Kédougou-Kéniéba est la zone d’exposition à l’extrême-ouest du Birimien. Elle est délimitée du côté ouest par la chaîne hercynienne des Mauritanides; et sur tous les autres côtés par les sédiments non déformés d’âge protérozoïque supérieur et de la roche phanérozoïque des bassins de Taoudeni, de Tindoug et de Volta. La structure de la boutonnière peut être décrite comme consistant en deux ceintures volcano-plutoniques orientées nord à nord-est, la série Mako et la série Falémé, et deux bassins sédimentaires intercalés, appelés série Dialé-Daléma et série Kofi.

Les concessions Boto-Daorala et Bambadji reposent principalement dans la série Falémé, coincée entre la série Dialé-Daléma et la formation Kofi, et séparée de cette dernière par la « zone de cisaillement sénégalo-malienne » (ZCSM). On peut la lier chronologiquement avec la série Mako. La partie la plus à l’est de la propriété Boto se trouve dans la formation Kofi. Les lithologies typiques de la « ceinture volcanique » de Falémé comprennent des roches sédimentaires riches en carbonates, un peu de basalte et d’andésite, de rares rhyolites et des granitoïdes syntectoniques.

Boto peut se diviser en trois domaines lithostructuraux orientés vers le nord (020°N). Le domaine ouest est dominé par une séquence des turbidites flyschoïdes, schistes noirs, roches carbonatées. Le domaine oriental est

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dominé par un assemblage détritique composé de grauwacke et de grès, appelé grès de Guémédji. Entre les deux se trouve un domaine très déformé et orienté vers le nord, composé de fins sédiments schistosés qui sont carbonés par endroits et localement appelés « unité Pélite », et de fins sédiments laminés (+/- carbonates) qui se transforment subtilement en un marbre impur et localement appelé « unité Cipolin ». Généralement, les unités géologiques dans les trois domaines sont orientées à 020°N avec divers pendages, en moyenne variant autour de -70°W.

La minéralisation aurifère des cinq gîtes à Boto est classée orogénique tardive. Elle est généralement associée à une déformation discontinue/ductile et est caractérisée par l’association de Au, B, W, As, Sb, Se, Te, Bi, Mo, avec des traces de Cu, Pb, Zn. L’or se retrouve communément sous forme d’or natif ou en fines inclusions dans des sulfures de métaux de base ou dans la gangue constituée de quartz, albite, carbonate, muscovite, pyrite et tourmaline.

L’indice Boto 5 se trouve à proximité de la ZCSM. L’or y est principalement encaissé par un volcan d’albitite qui pénètre et couvre une séquence de direction nord-est de sédiments turbiditiques et de calcaire. La majorité de la minéralisation aurifère à la zone Malikoundi et aux indices Boto 2, Boto 4 et Boto 6 est encaissée dans la partie supérieure du grès de Guémédji, près d’une surface de contact structurellement modifiée et superposée d’une séquence sédimentaire à grains fins.

1.5	Forages et vérifications

Les ressources minérales décrites dans ce rapport ont été estimées en utilisant les données provenant des forages en circulation inverse (RC) et carotté au diamant (DD) exécutés par AGEM, depuis l’an 2000 jusqu’au 31 décembre 2016. À cette date, la base de données de Boto contenait les résultats de 617 trous de forage au diamant et en circulation inverse totalisant 103 427 m.

En général, les sondages carottés ont été forés en utilisant une taille de carotte HQ dans le recouvrement latéritique et dans le matériel altéré (saprolite et roche de transition), avec réduction à la taille NQ dans la roche fraîche. La plupart des sondages exécutés après 2003 sont orientés. Les carottes de forage sont sciées en deux avec une lame au diamant, dont une moitié est envoyée pour analyse et l’autre moitié conservée pour référence. Pour les forages en circulation inverse, des échantillons sont prélevés à tous les mètres de forage et le sondage entier est échantillonné. L’analyse des échantillons de forages carottés et en circulation inverse est effectuée par pyroanalyse en utilisant la méthode d’absorption atomique avec une limite de détection inférieure de 5 ppb. Depuis 2009, toutes les campagnes d’échantillonnage d’AGEM utilisent des standards certifiés et des blancs en plus de prendre des duplicatas et des échantillons de vérification de titrage.

Les protocoles de forage et d’échantillonnage ont été audités par RPA en 2013 et revus en 2015 et 2016 par une des personnes qualifiées d’IAMGOLD. Il a été noté que les descriptions de carotte, les procédures d’échantillonnage et les entrées de données ont été réalisées en suivant les normes de l’industrie. À cet égard, les données sont jugées adéquates pour permettre une estimation des ressources minérales du gisement de Boto.

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1.6	Essais métallurgiques

Depuis 2013, des essais métallurgiques ont été réalisés chez SGS Mineral Services sur des échantillons provenant de Boto. Tous les résultats ont été analysés et utilisés pour définir les paramètres de conception, le bilan de masse et aider au dimensionnement de l’équipement et déterminer le schéma de récupération de l’or le plus approprié au projet Boto. Les essais ont couvert les domaines suivants: minéralogie, comminution, séparation gravimétrique, flottation, cyanuration et environnement.

Les essais montrent que les minerais de Boto se caractérisent par une dureté relativement élevée et demande une granulométrie de broyage relativement fine. Les résultats de gravimétrie montrent des performances relativement faibles mais la présence de calavérite justifie l’inclusion d’un circuit de gravimétrie dans le schéma de traitement. À partir des essais de cyanuration menés sur les trois composites, les observations suivantes sont faites:

•	L’extraction de l’or augmente avec la finesse de broyage (jusqu’à environ 10 % de plus).

•	La cyanuration serait complétée après 48 heures.

•	L’ajout d’une étape de préaération a pour effet d’abaisser la consommation de cyanure jusqu’à 50 % et même davantage selon la zone.

•	L’ajout de nitrate de plomb semble avoir pour effet d’augmenter la cinétique de cyanuration, mais après 24 heures ne semble pas avoir d’effet significatif sur l’extraction de l’or.

•

L’utilisation de l’oxygène dans la cyanuration n’a pas montré de bénéfice sur l’extraction de l’or ou sur la cinétique de cyanuration de même que pour une augmentation de pH ou une augmentation de la concentration de cyanure.

La récupération de l’or par la séparation gravimétrique oscille entre 8,1 % et 65,5 % avec une moyenne 21,2 % sur tous les échantillons confondus. L’extraction de l’or par une cyanuration du rejet de gravimétrique varie de 70,9% à 96,3 % pour donner une moyenne de 86,9%. Cela amène une extraction globale moyenne de l’or (séparation gravimétrique + cyanuration du rejet gravimétrique) à 89,6 % avec une variation entre 76,8 % et 98,0%.

Les essais de potentiel de génération acide ont permis de conclure qu’il n’existe pas de potentiel de génération acide pour les échantillons provenant de la fosse Malikoundi mais que les échantillons provenant de la fosse Boto 5 auraient un potentiel de génération acide. Les résidus miniers entreposés dans le parc seront par contre mélangés et ne devraient pas avoir de potentiel de génération d’acides en raison des carbonates qui fourniront un bon potentiel de neutralisation des acides.

1.7	Estimation des ressources minérales

Dans le cadre de cette étude de préfaisabilité, IAMGOLD a effectué une mise à jour de l’estimation des ressources minérales pour les gîtes de Boto. Cette estimation a été réalisée en utilisant le logiciel Gemcom Gems 6.8 et selon une approche conventionnelle comprenant la modélisation géologique 3D et l’estimation de

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blocs par la méthode de l’inverse de la distance au cube (ID3). La ressource minérale déclarée comporte une teneur de coupure variant de 0,42 à 0,54 g Au/t et un prix de l’or de 1 500 $ l’once. Les résultats d’analyse à forte teneur en or ont été écrêtés à des teneurs variant de 10 g Au/t à 20 g Au/t selon la zone (dans certaines zones secondaires, les valeurs d’écrêtage n’étaient pas nécessaires).

L’estimé des ressources minérales représente la partie de la minéralisation contenue à l’intérieur d’une fosse préliminaire. L’optimisation de la fosse a été faite sur les modèles de blocs de février 2017 pour Malikoundi et de juin 2015 pour Boto 4, Boto 5 et Boto 6 par G Services Miniers inc en utilisant le logiciel Whittle et en considérant la récupération métallurgique, les paramètres géotechniques et les coûts présumés préliminaires. Les ressources minérales sont classées dans les catégories indiquées et présumées d’après les normes de définitions des ressources minérales de l’Institut canadien des mines, de la métallurgie et du pétrole adoptées le 27 novembre 2010.

Tableau 1.1             Résumé de l’estimation des ressources minérales – 01 octobre 2017

Classification	Tonnes (milliers)	Teneur en or (g Au/t)	Or contenu (milliers d’onces)
Indiquées	37 408	1,60	1 922
Présumées	10 981	1,66	594

Notes:

●	Les chiffres sont arrondis;

●	D’après les définitions de l’ICM pour la classification des ressources minérales;

●	Les teneurs de coupure se situent entre 0,42 g Au/t et 0,54 g Au/t et varient selon le gisement et le type de matériel d’oxydoréduction;

●	Les ressources minérales sont estimées en utilisant un prix de l’or de 1 500 $ US l’once;

●	L’écrêtage des valeurs des analyses à forte teneur varie entre 10 g Au/t et 20 g Au/t selon les domaines géologiques;

●	La densité apparente varie entre 1,65 g/cm3 et 2,76 g/cm3 selon le type de matériel d’oxydoréduction;

●	Les ressources sont délimitées dans l’enveloppe d’une fosse modélisée à l’aide du logiciel Whittle.

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1.8	Estimation des réserves minérales

Les réserves du projet Boto sont établies d’après la conversion des ressources indiquées dans le plan minier du présent rapport technique. Le modèle ne contient aucune ressource mesurée. Les ressources indiquées sont converties directement en réserves probables. Le total des réserves du projet Boto est illustré au Tableau 1.2.

Les réserves sont établies uniquement à partir des secteurs de Malikoundi, Malikoundi Nord et Boto 5.

La personne qualifiée n’a identifié aucun risque juridique, environnemental et autres risques qui auraient une incidence importante sur le potentiel de mise en valeur des réserves minérales. Il existe un risque de ne pas pouvoir obtenir les permis nécessaires du gouvernement pour mettre en valeur et exploiter le projet, mais la personne qualifiée estime qu’à sa connaissance, il n’existe pas de problème qui pourrait empêcher la délivrance de tels permis dans le cadre du processus normal d’obtention des permis.

Tableau 1.2             Résumé de l’estimation des réserves minérales – Boto

		Prouvées			Probables			Total
Type de minerai	Tonnes (kt)	Teneur en or (g/t)	Or (once)	Tonnes (kt)	Teneur (g/t)	Or (once)	Tonnes (kt)	Teneur (g/t)	Or (once)
Saprolite	-	-	-	1 750	2,03	114 000	1 750	2,03	114 000
Roche de transition	-	-	-	1 371	1,88	83 000	1 371	1,88	83 000
Roche fraîche	-	-	-	23 720	1,60	1 218 000	23 720	1,60	1 218 000
Total	-	-	-	26 841	1,64	1 415 000	26 841	1,64	1 415 000

Note : L’estimation des réserves minérales est en date du 1er octobre 2017 et est établie selon les modèles géologiques d’IAMGOLD en date de février 2017 pour Malikoundi et de juin 2015 pour Boto 5. Le calcul des réserves minérales a été réalisé sous la supervision de Gordon Zurowski, ingénieur professionnel chez AGP Mining Consultants Inc., une personne qualifiée conformément à la Norme canadienne 43-101. Les réserves minérales déclarées sont contenues dans une conception finale de la fosse basée sur une coquille de fosse à un prix de l’or de 996 $/l’once et un prix de l’or de 1 200 $ l’once en termes de revenu. La teneur de coupure varie selon le type de matériel, soit de 0,53 g Au/t pour la saprolite, de 0,55 g Au/t pour la roche de transition et de 0,64 g Au/t pour la roche fraîche dans les secteurs de la fosse Malikoundi et Malikoundi Nord. La teneur de coupure se chiffre à 0,50 g Au/t pour la saprolite, 0,53 g Au/t pour la roche de transition et 0,64 g Au/t pour la roche fraîche dans le secteur de Boto 5. Les coûts d’exploitation minière varient par type de roche, mais les stériles représentent en moyenne 1,81 $/tonne extraite et le minerai 1,90 $/tonne extraite, le traitement correspond en moyenne à 14,78 $/tonne usinée et les frais généraux et administratifs s’élèvent à 4,24 $/tonne usinée. La récupération métallurgique représente en moyenne 89,0%. La portée du rapport technique ne prend en compte que les zones minéralisées de Malikoundi, Malikoundi Nord et Boto 5 en termes de réserves minérales.

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1.9	Exploitation minière

Les investigations et analyses géotechniques réalisées dans le cadre de cette étude ont permis de déterminer les angles de pentes à utiliser comme ligne directrice. Pour la conception finale des fosses, les angles interrampe sont de 38 degrés pour la latérite et la saprolite; dans la roche de transition, les angles varient de 37 à 56 degrés; enfin dans la roche dure, ces angles varient de 46 à 57 degrés.

Suite aux optimisations Whittle, Boto 6 a été exclu du plan minier pour des raisons de rentabilité. Boto 4 est aussi exclus du plan minier mais plutôt pour des raisons environnementales et sociales, la fosse potentielle étant localisée tout près d’une rivière, de la frontière et du village de Guémédji.

L’exploitation minière sera réalisée en utilisant des techniques conventionnelles pour une fosse à ciel ouvert de petite échelle avec des chargeuses frontales (6,5 m3), des pelles hydrauliques (6,7 m3) et des camions de halage de 63 tonnes. IAMGOLD sera propriétaire et opérateur de la flotte d’équipements miniers.

La conception de la fosse Malikoundi comporte trois phases dans la fosse principale, tandis que la phase 4 consiste en une fosse distincte externe située au nord (Malikoundi Nord). La fosse Boto 5 comprend uniquement une phase. La dilution externe de Malikoundi et de Malikoundi Nord a ajouté 11,1% de tonnes et a diminué la teneur en or de 8,5% selon une dilution externe établie sur 0,5 m. La dilution externe de Boto 5 a ajouté 10 % de tonnes et a diminué la teneur en or de 8,8% selon une dilution externe établie sur 0,5 m.

La planification minière prévoit 26,8 Mt de minerai à une teneur moyenne de 1,64 g Au/t. Le tonnage de stériles totalisant 175,7 Mt sera placé dans des haldes à stériles, pour un ratio de décapage global de 6,54:1 sur la durée de vie de la mine. Les opérations minières vont s’étendre sur une durée de 13,5 années, excluant la période de préproduction de deux ans.

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Tableau 1.3         Résumé des calendriers d’exploitation et de traitement

Période	Minerai vers l’usine kt	Au g/t	Directement à l’usine kt	Vers l’empilement kt	De l’empilement kt	Stériles kt	Total matériaux extraits kt
Préproduction (Année 1)	-	-	-	-	-	3 377	3 377
Préproduction (Année 2)	-	-	-	666	-	11 676	12 341
Année 3	1 883	2,19	1 461	-	422	13 290	14 752
Année 4	2 000	1,95	1 883	-	117	14 955	16 837
Année 5	2 000	1,70	2 000	-	-	14 970	16 970
Année 6	2 000	1,41	2 000	-	-	15 725	17 725
Année 7	2 000	1,51	2 000	-	-	15 826	17 826
Année 8	2 000	1,51	2 000	-	-	15 632	17 632
Année 9	2 000	1,68	2 000	358	-	15 288	17 646
Année 10	2 000	1,85	2 000	510	-	15 141	17 652
Année 11	2 000	1,44	2 000	34	-	15 613	17 648
Année 12	2 000	1,27	1 691	-	309	12 319	14 010
Année 13	2 000	1,69	2 000	437	-	7 176	9 613
Année 14	2 000	1,90	2 000	371	-	3 210	5 581
Année 15	2 000	1,53	1 206	-	794	1 327	2 533
Année 16	958	1,04	223	-	734	141	364
Total	26 841	1,64	24 465	2 376	2 376	175 666	202 507

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1.10	Méthodes de récupération

La conception de l’usine de traitement est basée sur les résultats des essais métallurgiques. La capacité de l’usine de traitement a été fixée à 2 Mtpa. En raison du temps de lixiviation requis de 48 heures, un circuit de traitement CEP (charbon en pulpe) a été sélectionné afin de réduire les coûts d’exploitation et améliorer l’efficacité d’absorption. Le schéma de traitement comprend les étapes suivantes:

•	Concassage primaire dans un concasseur à mâchoires du minerai tout-venant (ROM).

•	Une trémie à minerai concassé et un empilement de minerai de réserve pour offrir une capacité-tampon à faible coût en amont du circuit de broyage.

•	Des chargeuses frontales récupéreront le minerai oxydé de l’empilement de minerai oxydé pour l’acheminer dans la trémie à minerai.

•	Circuit de broyage composé que d’un broyeur semi-autogène (SAG) avec trommel et cyclones produisant des particules de P80 = 75 µm.

•	Convoyeur de recyclage des galets qui permettra de retourner le matériel remis en service sur le convoyeur alimentant le SAG.

•

Circuit de gravimétrie constitué de deux tamis et deux concentrateurs centrifuges à fonctionnement semi-continu en parallèle alimenté par une partie de la surverse des cyclones, suivie par la cyanuration intensive du concentré de gravimétrie et électroextraction de la solution mère dans une cellule d’électrolyse dédiée située dans la raffinerie (chambre d’or).

•	Espace alloué pour un futur broyeur secondaire vertical s’il s’avérait économiquement avantageux de broyer les particules à P80 = 53 µm.

•	Épaississement de la surverse des cyclones avant la lixiviation.

•	Lixiviation de l’or en solution suivi par l’adsorption de l’or par charbon activé (CEP).

•	Lavage à l’acide du charbon activé et élution de type Zadra, suivi par l’électroextraction et la fusion pour produire des lingots d’or.

•	Régénération du charbon dans un four rotatif.

•	Épaississement des résidus avant de les déposer dans le parc à résidus.

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1.11	Infrastructure

Outre les fosses à ciel ouvert et les haldes à stériles, le projet Boto comprendra les infrastructures et les installations suivantes:

•	Parc des résidus miniers.

•	Pipelines de résidus miniers et d’eau recirculée.

•	Chemins de halage.

•	Routes d’accès au site.

•	Installations de gestion du carburant.

•

Bâtiments sur le site - bureaux, installations sanitaires, bâtiment de sécurité, clinique de premiers soins, poste de garde et vestiaires, atelier et entrepôt, cafétéria du site, dépôt de réactifs, laboratoire métallurgique.

•	Services miniers - entrepôt et atelier pour les camions miniers, installations de lavage des camions, bâtiment administratif, laboratoire d’analyse, cafétéria de la mine et installations sanitaires.

•	Campement.

•	Dépôt pour l’entreposage à long terme des réactifs.

•	Piste d’atterrissage.

•	Centrale électrique.

•	Dépôt d’explosifs.

•	Prise d’eau à la rivière et système de distribution de l’eau.

•	Puits, pompes et conduites d’eau potable.

•	Bassins de traitement des eaux.

•	Usines de filtration et de traitement des eaux.

Plusieurs options de localisation du parc à résidus ont été étudiées à l’aide de critères techniques, économiques, environnementaux et sociaux et celle qui semblait la plus viable pour le projet a été sélectionnée pour la conception et l’estimation des coûts.

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1.12	Études environnementales et sociales et permis

Au Sénégal, les principales exigences environnementales et sociales résultant du Code Minier et du Code de l’Environnement sont de réaliser une étude d’impact sur l’environnement (EIES) conforme, de mettre en œuvre un plan de gestion environnementale et sociale (PGES) et de constituer un fonds de réhabilitation du site minier au niveau de la Caisse de dépôt et de consignation.

Le processus d’étude d’impact environnemental et social a été lancé en juin 2015 pour le projet Boto. Afin de bien comprendre le contexte d’insertion du projet, tant au niveau humain, physique que biologique, des études environnementales de base portant sur les conditions socio sanitaires, sur la santé publique, sur la faune, la flore et la biodiversité, sur la qualité des eaux de surface et des eaux souterraines, sur le régime hydrologique et sur le patrimoine culturel ont été réalisées en 2015 et 2016. Le processus amont de consultation publique a eu lieu en 2015 et une enquête publique a été complétée en juin 2016 à la demande du Gouverneur de la région de Kédougou. Le rapport complet d’étude d’impact environnemental et social (EIES), incluant le PGES et le cadre conceptuel de fermeture et de réhabilitation, a été déposé aux autorités en octobre 2016. La procédure aval de consultation publique doit avoir lieu une fois que les autorités de la DEEC auront validé le rapport d’EIES.

Les principaux impacts négatifs potentiels qui ont été identifiés sont les suivants : occupation du territoire et perte d’usage pour les communautés, perturbation des sols et de la végétation, modification du régime hydrique et hydrogéologique, bruit et vibrations, relocalisation potentielle d’habitations. En contrepartie, le projet Boto apporterait plusieurs bénéfices pour l’État sénégalais, comme des centaines d’emplois directs et indirects, des opportunités d’affaire pour les prestataires de service et les fournisseurs sénégalais, des perspectives de développement professionnel et de formation aux populations locales et le développement des communautés locales. Diverses mesures d’atténuation ont été intégrées au projet en cours de conception. Entre autres, il est proposé d’incorporer des zones tampons avec usages communautaires restreints autour des principales infrastructures du projet. Aussi, différents programmes de support et de compensation pour les communautés locales sont prévus.

La date d’expiration du permis de recherche est le 04 mars 2019. Normalement, une demande de permis d’exploitation ou de concession minière doit être introduite au plus tard quatre mois avant la date d’expiration du permis de recherche. Une telle demande doit être accompagnée entre autres d’une étude de faisabilité, d’une étude d’impact environnemental et social et d’un plan de développement et de mise en exploitation du gisement et d’un plan d’investissement.

1.13	Coûts d’investissement et coûts opérationnels

L’estimation des coûts d’investissement initiaux inclut tous les coûts directs et indirects reliés à la mise en service du complexe minier. Ces coûts couvrent les deux premières années du projet. Un résumé des coûts d’investissement initiaux est présenté au Tableau 1.4. Ces coûts ont été établis à partir de taux de change fixes et sont basés sur les informations et les soumissions reçues de différents fournisseurs et entrepreneurs. Pour les lots de construction, des prix provenant de projets similaires ont été utilisés.

Pour les coûts indirects de construction, l’estimation a été basée principalement sur des coûts historiques et des données internes, qui sont précises et fiables considérant l’expérience de construction d’IAMGOLD en Afrique

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de l’Ouest. Une contingence variant entre 10 et 15% a été ajoutée à la majorité des coûts d’investissement initiaux.

Tableau 1.3             Coûts d’investissement initiaux

Secteur	(‘000) $US

100 – Coûts du propriétaire	20 119

300 – Mine	51 816

400 – Énergie	35 619

500 – Infrastructure	23 182

600 – Procédé (usine)	64 387

800 – Parc à résidus et Gestion de l’eau	18 102

900 – Coûts Indirects de Construction	35 472

Grand Total	248 697

Les coûts d’investissement de maintien couvrent les années 3 à 14 du projet et sont présentés au Tableau 1.5. Le montant total est estimé à 106,1 M$, qui se compose majoritairement des dépenses liées au remboursement et au financement de la flotte minière, à l’ajout d’équipements miniers pour poursuivre la cadence d’exploitation, et aux différentes phases de construction du parc à résidus et des ouvrages connexes.

Tableau 1.4             Coûts d’investissement de maintien

Secteur	(‘000) $ US

Financement de la flotte minière	45 625

Équipements miniers	18 963

Parc à résidus	41 517

Grand Total	106 105

Les frais de restauration et de fermeture, qui sont comptabilisés à l’année 16 du projet, sont estimés à 11,9 M$. Une valeur résiduelle à la fin de la vie de la mine de 38,9 M$ est aussi estimée. Enfin, les coûts opérationnels sont résumés dans le tableau ci-dessous.

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Tableau 1.5             Résumé des coûts opérationnels

Catégorie	Coût total (‘000) USD	Coût moyen ($/t minerai)	Coût moyen ($/oz)
Opérations Minières	402 554	15,00	318
Procédé	396 155	14,76	313
Services Généraux	95 174	3,55	75
Total	893 884	33,30	707

1.14	Analyse économique

Le modèle financier présente les flux de trésorerie annuels du projet en tenant compte du calendrier de production, des revenus, des paiements de redevances, des coûts opérationnels, de l’investissement initial, de l’investissement de maintien, du fonds de roulement, le financement, des coûts de fermeture et des valeurs résiduelles et enfin la fiscalité établie par la convention minière entre AGEM et le Sénégal. Les flux de trésorerie sont estimés sur la base du projet seulement et n’incluent aucun élément de financement de la dette.

Le prix de l’or utilisé pour calculer les revenus est de 1 275 $/oz. Aucune variation du prix de l’or n’a été considérée. Des redevances minières au taux de 3%, non variable avec le prix de l’or, ont été appliquées aux revenus bruts. Dans le modèle financier, un impôt sur les sociétés de 30% a été utilisé et il est appliqué sur les bénéfices imposables à partir de l’année 8 du projet, en raison de la période d’exonération de sept ans.

Les résultats de l’analyse économique sont résumés au tableau ci-dessous. Le taux de rendement interne du projet (TRI) après impôt et intérêts est de 13,3%. Le délai de récupération de l’investissement est de 6 années après le début de l’opération commerciale de la société d’exploitation. Une analyse de sensibilité a été faite en faisant varier le prix de l’or, les coûts d’investissement (CAPEX), les coûts opérationnels (OPEX), les prix du carburant et le taux de change.

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Tableau 1.6             Résumé de l’analyse économique

Projet Boto	1 275 $/once
Tonnes minées (Mt)	203
Ratio de découverture	6,5
Tonnes usinées (Mt)	26,8
Teneur (g/t)	1,64
Or contenu (koz)	1 415
Or produit (koz)	1 264
Capacité d’usinage (Mtpa)	2,0
Récupération moyenne usine (%)	89,3%
Durée de vie (années)	13,5
Revenus Brut (M$)	1 611

Coûts directs d’exploitation (M$)	894
Coûts directs ($/oz)	707 $
Coûts décaissés (M$)	942
Coûts décaissés ($/oz)	745 $
Coûts de maintien tout inclus ($/oz)	829 $

Investissement initial (M$)	249
Investissement de maintien (M$)	106
Total des investissements (M$)	355

Impôt (M$)	46
Coûts de fermeture (M$)	12
Valeur résiduelle (M$)	39
VAN 0% (après impôt et intérêts) (M$)	295
VAN 6% (après impôt et intérêts) (M$)	104
TRI après impôt et intérêts (%)	13,3%
Délai de récupération (années)	6,0

1.15	Risques et opportunités

Une analyse de risques a été faite sur le projet de Boto. Les principaux risques qui ont été identifiés sont liés à l’expiration du permis de recherche, au prix de l’or, aux changements fiscaux, à la réalisation des coûts opérationnels estimés et à la disponibilité d’une main-d’œuvre locale formée.

Quelques opportunités d’amélioration ont aussi été identifiées en cours d’étude. Le potentiel géologique du secteur s’avère l’opportunité la plus souhaitable, puisqu’une augmentation des ressources éventuellement

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converties en réserves permettrait d’améliorer la rentabilité du projet. Quelques autres opportunités ont aussi été répertoriées et sont présentement à l’étude.

1.16	Conclusions and Recommandations

La date d’expiration du permis de recherche est le 04 mars 2019. Normalement, une demande de permis d’exploitation doit être introduite au plus tard quatre mois avant la date d’expiration du permis de recherche. Une telle demande doit être accompagnée entre autres d’une étude de faisabilité et d’une étude d’impact environnemental et social.

Par conséquent, suite à la réalisation de cette étude de préfaisabilité, la principale recommandation émise par IAMGOLD est de réaliser une étude de faisabilité, afin de pouvoir débuter le processus de demande de permis d’exploitation. Lors de cette étude, il est recommandé d’étudier plus en détail certaines opportunités identifiées en cours d’étude et d’améliorer la précision de certains aspects, dont les coûts d’investissement et les ressources minérales. Il est aussi recommandé de faire la mise à jour de l’étude d’impact environnemental et social, étant donné que certaines composantes du projet ont été modifiées pendant la phase d’optimisation de l’étude de préfaisabilité.

Un programme de forage géologique est actuellement en cours, dans le but d’augmenter la quantité des ressources minérales pouvant être éventuellement convertie en réserves minérales, ce qui aiderait à améliorer la rentabilité du projet. Des investigations géotechniques et géomécaniques sont aussi en cours.

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2.0	INTRODUCTION

Ce rapport technique a été préparé par Lycopodium Minerals Canada Ltée (Lycopodium) pour IAMGOLD Corporation (IAMGOLD), conformément aux exigences de divulgation de la norme canadienne 43-101 (NI 43-101) et conformément aux exigences de la formule 43-101 F1.

IAMGOLD est un producteur aurifère de rang intermédiaire possédant quatre mines d’or en exploitation et plusieurs projets d’exploration, situés sur trois continents. AGEM Sénégal Exploration SUARL (AGEM), une filiale en propriété exclusive d’IAMGOLD, détient cette propriété qui comporte deux blocs de concessions non contigus, Daorala au nord et Boto au sud. Le projet Boto, l’objet de ce rapport, est à un stade avancé de recherche.

Une étude de préfaisabilité a été entreprise de janvier 2015 à septembre 2017 et l’objectif de ce rapport technique est de documenter les démarches utilisées et les résultats obtenus lors de cette étude, ainsi que les conclusions et les recommandations qui en découlent.

En se basant sur le niveau de détails présenté dans cette étude de préfaisabilité, la précision des estimations est anticipée à ±25 % pour les coûts d’investissement et les coûts d’exploitation. Toutes les informations relatives aux coûts et aux finances ont comme point de référence le quatrième trimestre de l’année 2017 et sont exprimées en dollars américains, sauf indication contraire.

2.1	Personnes qualifiées

La liste des personnes qualifiées responsables de la préparation de ce rapport technique et les sections sous leur responsabilité sont présentées au Tableau 2.1.

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Tableau 2.1             Personnes qualifiées et sections correspondantes

Personnes qualifiées responsables de la préparation de ce rapport technique
Personne qualifiée	Poste	Employeur	Indépendant d’IAMGOLD	Date de la dernière visite	Titre professionnel	Sections du rapport
Neil Lincoln	VP développement des affaires et études	Lycopodium Minerals Canada Ltd	oui	24 octobre 2017	P.Eng	1.11-1.14, 1.16, 2, 3, 18.1-18.17, 19, 20, 21 (exceptions 21.3.1, 21.4, 21.6.1), 22, 23, 24, 26.3, 26.4, 27
Ryda Willis	Ingénieur de procédés	Lycopodium Minerals Canada Ltd	oui	pas de visite du site	P.Eng	1.6, 1.10, 13, 17, 25.4
Gordon Zurowski	Ingénieur minier principal	AGP Mining Consultants	oui	12-13 décembre 2017	P.Eng	1.8, 1.9, 15, 16, 21.3.1, 21.4, 21.6.1, ,25.3, ,26.2
Wilson Muir	Ingénieur senior	Knight Piésold	oui	pas de visite du site	P.Eng	18.18, 18.19, 25.5
Vincent Blanchet	Ingénieur en géologie	IAMGOLD	non	9-15 décembre 2016	ing	1.7, 12, 14, 25.1, 25.2, 26.1
Hugo Fisette	Ingénieur minier principal	IAMGOLD	non	10-15 avril 2015	ing	1.1-1.5, 4, 5, 6, 7, 8, 9, 10, 11, 25.6

Toutes les unités de mesure utilisées dans ce document sont des unités métriques et toutes les devises sont exprimées en dollars américains («USD»), sauf indication contraire. Le métal d’or contenu est exprimé en onces de Troy (“oz”), où 1 once = 31,1035 g.

2.2	Visites du site

Neil Lincoln a visité le site le 24 octobre 2017, où il a observé la carotte de forage dans la zone de stockage principale et a marché sur le site de la mine, de l’usine de traitement et de l’infrastructure projetée.

Gordon Zurowski a visité le site le 12-13 décembre 2017, où il a observé la carotte de forage dans la zone de stockage principale et a marché sur le site de la mine, de l’usine de traitement et de l’infrastructure projetée.

Ryda Willis et Wilson Muir n’ont pas visité le site.

Vincent Blanchet a passé une semaine en visite au site en décembre 2016 et a revu l’information d’exploration, la position des collets de forage, la description des carottes, les procédures d’échantillonnage, la cartographie des affleurements et l’interprétation géologique.

Hugo Fisette a séjourné au site du 10 au 15 avril 2015 lors de la campagne initiale d’investigations géotechnique et géomécanique. Il a pu visiter les endroits prévus pour la mine et les principales infrastructures de surface.

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3.0	RECOURS A D’AUTRES EXPERTS

Les renseignements, les conclusions, les opinions et les estimations contenus dans le présent document sont établis d’après:

•	L’information mise à la disposition d’IAMGOLD et les auteurs au moment de la préparation de ce rapport.

•	Les hypothèses, les conditions et les qualifications énoncées dans ce rapport.

•	Les données, les rapports et tout autre renseignement fourni à IAMGOLD et provenant de tiers.

Les auteurs ont vérifié les données et les rapports techniques disponibles et ont jugé la qualité des données satisfaisante et répondant aux exigences requises pour la production d’un rapport technique.

QP Neil Lincoln, P.Eng invoqué IAMGOLD pour les questions relatives à l’environnement et permis, comme il est présenté à l’article 20.

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4.0	DESCRIPTION ET EMPLACEMENT DU TERRAIN

4.1	Localisation et accès

La propriété Daorala-Boto est située dans la partie est du Sénégal, dans la région de Kédougou, à la frontière du Mali et de la Guinée (Figure 4.1). Le permis comprend deux blocs non adjacents, Daorala et Boto, situés respectivement au nord et au sud du permis Bambadji (également propriété d’AGEM avec Randgold Resources Ltd. (Randgold) comme opérateur) dans le cadre d’un accord de coentreprise, qui effectue actuellement de la recherche conformément à ce permis (Figure 4.2).

Les deux secteurs du permis, Daorala et Boto, sont tous deux délimités à l’est par les rivières Falémé et Balinko, qui constituent aussi la frontière entre le Sénégal et le Mali.

Résumé du permis de Daorala-Boto

Comme montré dans les Figure 4.3 et Figure 4.4, le permis de Daorala-Boto couvre une superficie totale de 236 km² et consiste en deux blocs non-contigus:

•	Les 88 km² du secteur de Daorala situé au nord du permis de Bambadji et dont la surface est délimitée par les coordonnées fournies au Tableau 4.1.

•	Les 148 km² du secteur de Boto situé au sud du permis de Bambadji et dont la surface est délimitée par les coordonnées fournies au Tableau 4.2.

Le permis d’exploration de Daorala-Boto a été prolongé par rétention pour une durée de deux ans à AGEM Sénégal Exploration SUARL (AGEM), une filiale appartenant à 100% à IAMGOLD, le 8 aout 2017, par le gouvernement du Sénégal (Arrêté 13984 MMI/DMGrs). La date d’expiration est le 4 mars 2019.

Tableau 4.1             Secteur de Daorala

Points	Longitude (W)	Latitude (N)
AE	11°29’39’’	13°00’00’’

AD	Frontière Sénégal-Mali	13°07’07’’

Y	Frontière Sénégal-Mali	13°00’00’’

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Tableau 4.2             Secteur de Boto

Points	Longitude (W)	Latitude (N)

AF	11°28’11’’	12°35’00’’

Z	Frontière Sénégal-Mali	12°35’00’’

AD	Point Triple Sénégal-Mali-Guinée	Point Triple Sénégal-Mali-Guinée

AE	11°28’11’’	Frontière Sénégal-Guinée

Accord de coentreprise IAMGOLD/Randgold sur Bambadji

En mai 2007, IAMGOLD et Randgold signent un accord de coentreprise sur le permis de Bambadji contrôlé par IAMGOLD. Les 343 km² du permis de Bambadji sont adjacents au complexe minier de Loulo, projet de Randgold au Mali. En vertu des modalités de l’entente de coentreprise avec IAMGOLD, Randgold obtiendra une part de 51 % dans le projet en finançant et en réalisant une étude de préfaisabilité. IAMGOLD pourra conserver une participation de 49 % en cofinançant une étude de faisabilité complète, ou diluer sa participation à 35 % en laissant Randgold fournir la totalité du financement. A partir du 3 mars 2017, Randgold devient le propriétaire du permis tout en maintenant les droits d’AGEM suivant l’accord de coentreprise.

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Figure 4.1             Carte de localisation sur fond géologique

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Figure 4.2             Permis de Bambadji et de Daorala-Boto

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Figure 4.3             Localisation du secteur de Daorala

Figure 4.4             Localisation du secteur Boto

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5.0	ACCESSIBILITÉ, CLIMAT, RESSOURCES LOCALES, INFRASTRUCTURE ET GÉOGRAPHIE PHYSIQUE

5.1	Accessibilité

L’accès à Daorala-Boto à partir de Dakar s’effectue par route asphaltée jusqu’à Saraya (720 km) et ensuite sur pistes damées en gravier jusqu’au camp de Boto au village de Noumoufoukha (à une distance de 80 km soit deux heures de route). Le camp de Boto est situé à 12 km (une heure de route) du village de Guémédji. Un aéroport de brousse est situé à 5 km du camp. Les aéroports commerciaux les plus près se trouvent à Kédougou et à Tambacounda, mais n’offrent pas de vols réguliers.

5.2	Infrastructure et ressources locales

Le camp de Boto comprend des chambres, des toilettes, une cuisine, des bureaux et des bâtiments pour les carottes de forage. L’énergie est fournie par les génératrices sur le site. Il n’y a aucune infrastructure dans cette région.

Toutes les fournitures sont acheminées par voiture ou par camion au site de Boto. La plupart des fournitures sont expédiées à partir de Kédougou ou Dakar en raison de la meilleure variété offerte et de la disponibilité des articles. Le village de Guémédji constitue une bonne ressource pour les ouvriers et offre de la nourriture fraîche.

5.3	Climat

Le permis Daorala-Boto est situé dans la région climatique du Soudan-Sahel qui se trouve dans un climat continental subtropical caractérisé par deux saisons distinctes: une saison des pluies de juin à octobre et une saison sèche d’octobre à mai. Il fait généralement un temps chaud et sec de février à juin (35°C à 45°C), un temps humide et chaud de juin à novembre (30°C à 40°C), et un temps relativement doux et sec de décembre à février (20°C à 25°C). L’harmattan est un vent sec annuel soufflant du nord pendant la saison sèche. À la saison des pluies, la rivière Kolia Kabe coupe l’accès au camp et fait entrave aux activités de recherche.

5.4	Géographie physique

Le district de Kédougou se trouve au milieu des collines du pays Bassari et aux piémonts du Fouta Djallon. L’environnement du terrain est une savane tropicale arborée comportant de nombreux arbres, de l’herbe à éléphants et du bambou. On retrouve plus fréquemment les arbres le long des rivières et là où les plateaux latéritiques ont été démantelés par l’érosion. La propriété de Boto se trouve entre 100 et 300 m au-dessus du niveau de la mer. Elle est principalement formée d’un paysage marqué par de larges plateaux latéritiques érodés à certains endroits et qui forment des pénéplaines d’érosion. Les rivières Falémé et Balinko ont des plateaux et des pénéplaines encaissées créant d’importants repères terrestres du côté est du permis. D’autres repères près de la propriété Boto sont les gisements de fer de la Falémé formant des collines proéminentes visibles à travers les plaines de ce district. Une autre chaine de collines est constituée par le grès du protérozoïque supérieur et correspond avec la frontière Sénégal-Guinée au sud du permis.

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6.0	HISTORIQUE

Des travaux d’exploration ont été réalisés par Anmercosa Exploration (Anmercosa) de 1994 à 1996 et par Ashanti Goldfields Corporation (Ashanti Goldfields) de 1997 à 1998 dans le cadre de coentreprise avec AGEM. AGEM effectue des recherches depuis 1999, décrites en plus amples détails à la Section 9 – Travaux d’exploration.

6.1	Anmercosa Exploration: 1994 à 1996

Anmercosa, une filiale en propriété exclusive d’Anglo American, a réalisé les activités de recherche régionale au projet Boto de 1994 à 1996, principalement concentrées sur des levés géophysiques aéroportés et de la géochimie locale et régionale. Le Tableau 6.1 résume les travaux réalisés par Anmercosa.

Tableau 6.1             Historique de recherche par d’Anmercosa

Période et entreprise	Type de travaux	Détails
Anmercosa Exploration de 1994 à 1996	Levés géophysiques aéroportés (magnétique, radiométrique et VLF)	S.O.
	Géochimie régionale	7 591 échantillons de sol 22 740 échantillons de termitières 406 échantillons de sédiments de ruisseaux
	Géochimie détaillée	7 469 échantillons de sol 3 échantillons de roche

6.2	Ashanti Goldfields Corporation: 1997 à 1998

Après l’abandon de la propriété par Anglo American, Ashanti Goldfields a signé à son tour un accord de coentreprise avec AGEM, a continué de se concentrer sur l’acquisition des données géochimiques et a effectué du creusement de tranchées préliminaires en 1997 et 1998. Le Tableau 6.2 résume les travaux réalisés par Ashanti Goldfields.

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Tableau 6.2             Historique de recherche par Ashanti Goldfields

Période et entreprise	Type de travaux	Détails
Ashanti Goldfields 1997 à 1998	Géochimie détaillée	1 941 échantillons de sol 998 échantillons de termitières 8 échantillons de sédiments de ruisseaux 79 échantillons de roche
	Creusement de tranchées	2 tranchées

Il n’y a pas d’estimations connues des ressources minérales ou de production sur la propriété, suite à ces travaux de recherche réalisés entre 1994 et 1998.

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7.0	CONTEXTE GÉOLOGIQUE ET MINÉRALISATION

7.1	Géologie régionale

Le projet Boto se trouve dans le craton ouest-africain, dans la partie sud-est de la formation paléoprotérozoïque de la boutonnière de Kédougou-Kéniéba, qui couvre la partie orientale du Sénégal et le Mali occidental.

La roche du socle du craton ouest-africain est exposée à l’intérieur du bouclier Léo-Mann, le bouclier Réguibat et les boutonnières de Kédougou-Kéniéba et de Kaye. Elle comprend un noyau archéen (3,0-2,7 Ga, Camil et al. 1983) recouvert par de la roche du Protérozoïque inférieur (2,1 Ga, Abouchami et al. 1990; Hirdes et al., 1996) (Figure 7.1).

Dans la partie sud du craton, des terrains de roches vertes du Protérozoïque inférieur sont qualifiés de Birimien d’après les travaux de Kitson (1928) dans la vallée de la rivière Birim au Ghana. Ces terrains ont subi les effets de l’orogénèse éburnéenne (un événement thermotectonique majeur vers les 2,1 Ga) et se retrouvent partout dans la boutonnière de Kédougou-Kéniéba et le bouclier Léo-Man, sauf dans les parties à l’extrême ouest où les terrains archéens affleurent.

Les terrains birimiens comprennent les ceintures volcaniques linéaires et bassins sédimentaires alternant en direction nord-est qui sont séparés par des intrusions de granite et des passées de gneiss. Les roches sont généralement métamorphosées en faciès de schistes verts, même si du faciès amphibolite s’observe localement par endroits dans les auréoles métamorphiques liées aux intrusions granitoïdiques (Boher et al., 1992).

La boutonnière de Kédougou-Kéniéba où se situe le projet Boto est la zone d’exposition à l’extrême ouest du Birimien. La boutonnière de Kédougou-Kéniéba est délimitée du côté ouest par la chaîne hercynienne des Mauritanides; et sur tous les autres côtés par les sédiments non déformés d’âge protérozoïque supérieur et de la roche phanérozoïque des bassins de Taoudeni, de Tindoug et de Volta (Boher et al., 1992; Villeneuve et Cornée, 1994).

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Figure 7.1             Schéma simplifié de la géologie du craton ouest-africain

REGUIBAT RISE
Western Sahara
Adrar des Iforas
Taoudeni Bassin
Kaye
Kédougou
Window
Senegal
Guinea Bissau
BOTO
Burkina Faso
BENIN NIGERIA SHIELD
Domaine
Archean
Birimian
Hercyniean
Pan African
Guinea
LEO RISE
Benin
Nigeria
Sierra Leone
Cote d'Ivoire
Togo
Ghana
KENEMA MAN
DOMAINE
BAOULE MOSSI
DOMAINE
Liberia
0 100 200 300 400 500
Kilometres

Figure 7-1

IAMGOLD Corporation

Daorala-Boto Project

Sénégal, West Africa

Simplified Geological Map of the West African Craton

June 2013

Source: IAMGOLD Corporation, 2013.

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Subdivisions lithostratigraphiques

Les terrains birimiens de la boutonnière de Kédougou-Kéniéba avaient d’abord été divisés en trois groupes orientés vers le nord à nord-est, répartis d’ouest en est : Mako, Dialé, et Daléma. Sur la base de leur lithologie similaire, les groupes de Dialé et Daléma ont plus tard été réunis dans le groupe de Dialé-Daléma (Bassot, 1966, 1987).

Groupe De Mako

Le groupe de Mako est une ceinture volcano-plutonique surtout composée de volcanites avec quelques intrusions et granitoïdes quasi volcaniques et peu de roches sédimentaires. Elle est constituée principalement de volcanites tholéitiques et calcoalcalines avec des roches volcano-sédimentaires interstratifiées et des intercalations de roches sédimentaires fluviodeltaïques (formation de Kéniebandi) équivalant au Tarkwaïen décrit au Ghana (Davis et al., 1994). Les lithologies typiques comprennent des basaltes en coussins avec un peu de roches volcano-sédimentaires intercalées, des basaltes à haute teneur de magnésium, des pyroxénites, des intrusions quasi volcaniques et des granitoïdes. L’assemblage volcanique s’est produit entre 2 160 et 2 197 millions d’années. Dans la portion est, les séries calcoalcalines et les sédiments détritiques sont liés aux roches volcano-sédimentaires (Boher, 1991; Dia et al., 1997, Bassot, 1987; Dia et al., 1997; Dioh et al., 2006). À l’est du groupe de Mako se trouve le groupe de Dialé-Daléma, surtout sédimentaire, qui est séparé du groupe de Mako par un linéament d’échelle régionale appelé « Main Transcurrent Zone » (MTZ).

Groupe De Dialé-Daléma

Le groupe de Dialé-Daléma se compose surtout de roches sédimentaires avec des volcanites accessoires. Les lithologies typiques comprennent des grès et aleurolites plissées et interstratifiées avec des tufs de cendres et lapilli calcoalcalins (Bassot, 1987; Hirdes et Davis, 2002). Ce groupe se subdivise en deux séries se distinguant par leur proportion relative de roches sédimentaires chimiques et détritiques.

La série Dialé contient une plus grande proportion de roches sédimentaires chimiques; les lithologies typiques sont, de la base au sommet, du calcaire cristallin et des marbres dolomitiques, du grauwacke, du grès d’arénite et du schiste (Milési et al., 1989). Selon Schwartz et Melcher (2004), la série Dialé est celle de tout le Birimien qui contient le plus d’occurrences de carbonates. La série Dialé-Daléma a été percée par des plutons granitiques coalescents contenant de la biotite.

Cette séquence est recouverte par des turbidites distales, partiellement transformées en tourmaline dans la partie supérieure, et par des roches sédimentaires à grain fin contenant des carbonates.

Les côtés sénégalais et malien de la boutonnière utilisent une terminologie différente pour les mêmes formations géologiques; puisque les deux côtés de la boutonnière sont mentionnés dans cette section, le Tableau 7.1 est fourni à des fins de simplification.

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Tableau 7.1             Terminologies sénégalaise et malienne pour la formation birimienne

Bassot (1966)	Ouest du Mali (1989)	Lithologies
Groupe de Mako	Formation Saboussiré	Volcanites mafiques, roches volcano-
sédimentaires et sédimentaires
Principalement des roches sédimentaires, un
Groupe de Dialé	Formation Kéniebandi	peu de volcanites
Possiblement une cuvette tardive Mali
Principalement des sédiments, quelques
Groupe de Daléma	Formation Kofi	volcanites
Complexe calcoalcalin de Falémé

Une des caractéristiques importantes du groupe de Dialé-Daléma est le linéament orienté nord-sud, appelé « zone de cisaillement sénégalo-malienne » (ZCSM), qui se trouve dans la partie est de la boutonnière (Figure 7.2). Les premières interprétations géologiques prolongeaient le groupe de Dialé-Daléma sur ce linéament vers l’est dans la partie malienne de la boutonnière. Cependant, sur la base de nouvelles observations, une nouvelle ceinture volcano-plutonique a été délimitée dans la portion sud-est de la boutonnière. On l’appelle la série Falémé; elle sépare la série Dialé-Daléma à l’ouest de la série Kofi à l’est. La série Kofi est restreinte à l’est de la ZCSM et est constituée de grès, d’argilites et plates-formes carbonatées percées par des granites syntectoniques de type S contenant de la biotite peralumineuse. Les roches sédimentaires détritiques au gîte Loulo se trouvant dans la série Kofi ont été datées entre 2 093 ± 7 et 2 125 ± 27 millions d’années (Boher et al., 1992).

Pour résumer, la structure de la boutonnière peut être décrite comme consistant en deux ceintures volcano-plutoniques orientées nord à nord-est, la série Mako et la série Falémé, et deux bassins sédimentaires intercalés, appelés série Dialé-Daléma et série Kofi.

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Figure 7.2            Schéma lithostructural de la boutonnière Kédougou-Kéniéba

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MISE EN PLACE TECTONIQUE

Les roches birimiennes de la boutonnière Kédougou-Kéniéba ont subi un historique polycyclique de déformation et de métamorphisme lié à l’orogenèse éburnéenne (2,2 à 2,0 milliards d’années). Trois importantes phases de déformation ont été identifiées: une phase de collision (D1) liée à l’accrétion initiale du Birimien et deux phases de décrochement de cisaillement (D2-D3) associées à la formation des zones de cisaillement nord-sud à l’échelle régionale.

À l’échelle de la boutonnière de Kédougou-Kéniéba, la déformation D2D3 est nettement liée aux deux structures de décrochement ductiles régionales, soit la Main Transcurrent Shear Zone (MTZ), orientée vers le nord-est et située entre Mako et Dialé-Daléma, et la ZCSM située dans la partie est de la boutonnière (Ledru et al., 1991; Gueye et al., 2007), ainsi qu’aux structures accessoires (Bassot et Dommanget et al., 1986; Ledru et al., 1991; Milési et al., 1989, 1992; Dabo et Aïfa, 2010).

Les caractéristiques de D1 comprennent un clivage pénétrant (S1) qui a transposé la stratification (S0), une linéation de laminage (L1) et un plissement isoclinal de synfoliation (Figure 7.1) avec divers horizons (nord-sud, nord-est–sud-ouest à est-ouest ou nord-ouest–sud-est).

Les caractéristiques de D2 comprennent un plissement vertical ou légèrement renversé vers le sud-ouest (F2), un clivage S2 parallèle au plan axial (Figure 7.2) et habituellement marqué par des plans de dissolution, une linéation de laminage (L2) marquée par des conglomérats de clastes étirés ou des linéations minérales métamorphiques. La phase D2 est associée à des failles de cisaillement à déplacement latéral vers la gauche orientées nord-sud à nord-ouest–sud-ouest et une importante mise en place de granite (Pons et al., 1992).

La fabrique de S2, qui typiquement se transpose et recouvre la stratification (S0) et les structures S1, est la caractéristique de déformation la plus manifeste de la région (Ledru et al., 1991; Pons et al., 1992). Elle est généralement abrupte et son orientation est habituellement proche de N30E, bien qu’elle se renverse pour s’orienter nord-sud près de la ZCSM. D2 est aussi associée à la mise en place des batholithes granitiques Kakadian (2 199 ± 68 millions d’années) et Saraya (1 973 ± 33 millions d’années) (Pons et al., 1992; Gueye et al., 2007).

D3 est marqué de failles de cisaillement nord-est–sud-ouest avec le plissement qui lui est associé (Pons et al., 1992; Feybesse and Milési, 1994).

L’historique tectonique de la région peut se résumer comme suit:

•	Paléoprotérozoïque:

○	Dépôt des unités clastiques, pélitiques, de grauwacke, de carbonates et volcano-sédimentaires.

○	Orogenèse éburnéenne: métamorphisme de sédiments (faciès de schiste vert) pour former des quartzites, schistes, marbres, etc. (Birimien D1, D2, D3).

•	Néoprotérozoïque:

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○	Soulèvement, érosion et pénéplanation des roches birimiennes.

•	Néoprotérozoïque à Carbonifère:

○	Dépôt de sédiments clastiques (surtout des grès) du bassin Taoudeni.

7.2	Géologie locale

Les concessions Boto-Daorala et Bambadji reposent principalement dans la série Falémé, une ceinture volcano-plutonique coincée entre la série Dialé-Daléma et la formation Kofi, et séparée de cette dernière par la ZCSM. On peut la lier chronologiquement avec la série Mako. La partie la plus à l’est de la propriété Boto se trouve dans la formation Kofi.

Les lithologies typiques de la « ceinture volcanique » de Falémé comprennent des roches sédimentaires riches en carbonates, un peu de basalte et d’andésite, de rares rhyolites et des granitoïdes syntectoniques. Une série de granitoïdes à prédominance calcoalcaline se retrouve à l’intérieur de cette « ceinture de granites-volcanites », y compris les granitoïdes de Balagouma, Bambadji, Boboti et Falémé Sud. Les granitoïdes Boboti et Falémé Sud ont des âges de mise en place de 2 080 ± 1 et 2 082 ± 1 million d’années, respectivement (Ndiaye et al., 1997; Hirdes et Davis, 2002). Selon Lawrence et al. (2013), la formation Kofi comprend une séquence de carbonates de plate-forme, des roches clastiques calcaires, des turbidites, des grès impurs de quartz à tourmaline, des grès feldspathiques et des grauwackes avec intercalaires d’argilite.

Les granites de Balagouma et Boboti sont associés dans l’espace aux gîtes de fer de Falémé que l’on croit être de type skarn. Selon Schwartz et Melcher (2004), les gîtes de fer sont génétiquement liés au métasomatisme relié à la mise en place de ces plutons de granite. Ils ont été décrits comme des endoskarns et exoskarns encaissés dans des corps contenant de la calcite et de l’hématite. Les sommets topographiques de ces collines de fer sont les points de repère les plus apparents de la ceinture volcanique Falémé.

7.3	Géologie de la propriété

À Boto, le matériel près de la surface est constitué d’une couche de régolite d’épaisseur variable qui comprend des plateaux latéritiques. Peu d’affleurements rocheux sont visibles dans la propriété; les berges des ruisseaux et des rivières servent de source principale pour les observations géologiques. Seul le forage peut fournir une connaissance détaillée de la géologie sous la surface. Les données de forage et l’interprétation géologique ont été utilisées pour créer une représentation à l’échelle régionale de la géologie de Boto.

Boto peut se diviser en trois domaines lithostructuraux orientés vers le nord (020°N) qui sont bien délimités à la fois par la polarisation provoquée (PP) et les levés magnétiques. D’ouest en est, les trois domaines sont:

•	Le domaine de flyschoïdes de l’ouest.

•	Le corridor de déformation du centre.

•	Le domaine de silice clastique de l’est.

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Le domaine ouest est dominé par une séquence des turbidites flyschoïdes, schistes noirs (ou pélite graphitique), roches carbonatées, peu de volcanites (surtout basalte avec rhyolite accessoire et brèches ou agglomérats pyroclastiques) et intrusifs dioritiques. Le gîte Boto 5 se trouve le long du contact entre ce domaine et le corridor de déformation central.

Le domaine oriental est dominé par un assemblage détritique composé de grauwacke et de grès (+/ quartzite), appelé grès de Guémédji. On pense que ces grès/wackes font partie de la formation Kofi qui est très présente dans la portion malienne de la boutonnière.

Entre les domaines ouest et est se trouve un domaine très déformé et orienté vers le nord (020°N) qui est bien défini dans les données géophysiques magnétiques. Il est probable que ce domaine très déformé correspond à un corridor structural d’échelle régionale qui bifurque depuis la ZCSM. En termes lithologiques, il est composé de fins sédiments schistosés qui sont carbonées par endroits et localement appelés « unité Pélite », et de fins sédiments laminés (+/- carbonates) qui se transforment subtilement en un marbre impur et localement appelé « unité Cipolin ».

Généralement, les unités géologiques dans les trois domaines sont orientées à 020°N avec divers pendages. Dans le domaine ouest, le pendage est généralement entre -70°W et la quasi-verticalité, alors que dans le domaine est, les unités lithologiques ont généralement un pendage inférieur à -60°W. Des roches intrusives se trouvent dans les trois domaines et comprennent de la diorite, de la dolérite, du granite et de la granodiorite. Diverses roches volcaniques ont aussi été observées dans les carottes de forage, dont de la lave vésiculaire andésitique, du basalte, de l’andésite, de l’albitite et de la rhyolite. Des roches pyroclastiques, telles des tufs à lapilli, tufs de cendre et agglomérats, ont aussi été enregistrées. On doit cependant noter que les faciès qu’on qualifie localement d’agglomérats pourraient avoir une origine tectonique plutôt que pyroclastique. La Figure 7.3 démontre des exemples de quelques lithologies caractéristiques de Boto.

Les gîtes aurifères connus au projet Boto se trouvent aux marges du corridor de déformation central (Figure 7.4). Boto 5 se trouve le long de la limite ouest (au contact avec les turbidites carbonées), alors que Boto 2, 4, 6 et Malikoundi se trouvent le long de la limite est (au contact avec le grès de Guémédji).

Les anomalies géochimiques à Boto sont en forte corrélation avec les allongements structuraux décrits plus haut. Les domaines géochimiques Lélou et Guémédji correspondent au domaine de flyschoïdes de l’ouest et au corridor de déformation central respectivement.

L’allongement Lélou qui recèle deux anomalies géochimiques de surface, Boto 1 et Boto 3, demeure une cible de prospection possible et doit encore être testé. L’allongement Guémédji encaisse Boto 2, 4, 6, Malikoundi et Boto 5 (Figure 7.5).

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Figure 7.3             Lithologies caractéristiques à Boto

A

C

A) et C) Brèches craquelées dans du quartzite altéré d’albite (grès de Guemedji), fractures remplies de quartz-tourmaline-chlorite et pyrite +/- magnétite;

B) Marbre impur strié;

D) Agglomérat avec fragments étirés.

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Figure 7.4            Carte lithostructurale de Boto

N
1
Kilometers
SENEGAL
MALI
Boto 1
Malikoundi
Boto 2
Boto 4
Boto 5
Boto 6
Légende
Main fault
Thrust
Geophysic_Intrusif_lin
Dolerite
Flysch
Turbidites
Guemedji sandstone
Proterozoic cover
237000
238000
239000
240000
241000
242000
243000
244000
245000
246000
1375000
1376000
1377000
1378000
1379000
1380000
1381000
1382000
1383000
1384000
1385000
1386000
1387000
1388000

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Figure 7.5             Interprétation structurale des gîtes Boto 2/Malikoundi, Boto 4 et Boto 6

Boto 2/Malikoundi	Boto 4	Boto 6
● Stratification N15° & N30° (Cipolin)	● Stratification N147°	● Stratification N25°
	● Cisaillement N147°	● Cisaillement N30°
● Cisaillement N30° & N175°	● Plis d’entraînement	● S0=Sh => Couches de
● S0‡Sh => Chevauchement ‡ S0	● Proximité de la faille N147°	● chevauchement parallèles à S0

Boto 2, 4, 6 et Malikoundi

À Boto 2, 4, 6 et Malikoundi, le régolite montre des profils d’altération de pédolithe (terre, croûtes ferrugineuses et latérite), saprolite et transition d’une épaisseur moyenne de 8 m, 20 m et 10 m, respectivement. L’étude détaillée du régolite a permis d’établir une distinction entre le régolite transporté et le régolite in situ. Les résultats d’analyse des projections du haut des pendages des zones minéralisées confirment la nature transportée du régolithe non minéralisé. La minéralisation dans la roche dure est principalement associée à une altération pénétrante d’albite et à de la pyrite.

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L’interprétation des données structurales provenant des forages au diamant orientés a montré les différences entre Boto 2/Malikoundi, Boto 4 et Boto 6. Boto 6 se caractérise par une stratification orientée 025°N, alors que Boto 2/Malikoundi semble avoir deux orientations de stratification de 015°N et 030°N. Les deux orientations de stratification observées à Boto 2/Malikoundi peuvent découler d’une déformation ductile dans les marbres impurs et les sédiments détritiques laminés. Contrairement aux autres parties du corridor structural, une importante rotation de la stratification à 147°N est observée dans les carottes de forage à Boto 4. La relation entre la stratification et les structures de cisaillement à Boto 2, 4, 6 et Malikoundi comparativement au corridor central de déformation est montrée à la Figure 7.5.

À Boto 2/Malikoundi, une faille de chevauchement d’un pendage de 30° à 60° vers l’ouest a été observée dans les carottes de forage au contact entre le grès de Guémédji et la séquence de marbres/sédiments laminés. D’un intérêt particulier est une vaste lentille du grès de Guémédji qui repose sur la faille (Figure 7.6). Ce bloc de grès sus-jacent, issu de l’extrémité nord, découpée et déplacée, de l’unité des grès de Guémédji, est l’hôte principal de la minéralisation de cet indice. Suite à ces déplacements, ce bloc lenticulaire a été fortement fracturé ainsi que les roches adjacentes et cette fracturation a été le drainage par lequel les fluides transportant l’or ont circulé et la minéralisation s’est déposée. C’est ainsi que la fracturation associée à la lentille gréseuse est le principal porteur de la minéralisation dans des faciès aussi divers que le grès, les pélites, les agglomérats, le cipolin (marbre impur) voire même la diorite parfois syntectonique. Cette faille de chevauchement/cisaillement a aussi été identifiée plus loin au sud dans Boto 4 et Boto 6 et plus vers le nord jusqu’à la rivière Falémé à la limite avec le permis de Médinandi (Mine de Fékola possédée par B2Gold au Mali) ainsi qu’à Diakha au Mali beaucoup plus au sud. Plusieurs unités différentes de cipolin ont été observées et ces unités ont joué le rôle de corridors de déformation ainsi que de barrières de perméabilité aux fluides minéralisateurs. A Malikoundi nord, l’une des unités de cipolin correspond à la zone de minéralisation ayant accomodée la déformation liée à la circulation des fluides minéralisateurs.

Les unités de cipolin peuvent être subdivisées en:

•	Cipolin stratigraphique in situ. Ces marbres sont déformés, mais restent à leur place stratigraphique et sont généralement épais.

•

Cipolin de déformation recristallisé. Ces marbres sont très déformés et recristallisés et ont été étalés le long de structures cisaillantes par la déformation. Ils ne correspondent plus à l’orientation stratigraphique, mais à une orientation structurale faisant généralement la jonction entre deux cipolins stratigraphiques différents qui ont été ainsi accommodés. Leur épaisseur est généralement faible.

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Figure 7.6             Section transversale représentative de Malikoundi

Boto 5

Le profil d’altération de Boto 5 est considérablement plus profond que celui de Boto 2, 4, 6 et Malikoundi. Boto 5 est recouvert d’une couche de pédolithe épaisse de 10 m à 40 m sous laquelle la couche de saprolite peut atteindre 80 m d’épaisseur. La couche de transition sous la saprolite a entre 10 m et 40 m d’épaisseur.

Les unités lithologiques à Boto 5 sont orientées à 015°/020° et comprennent du schiste, des sédiments carbonés et du basalte. Un dyke de diorite altéré en albite qui encaisse la minéralisation à Boto 5 recoupe la stratigraphie et est orienté 045°N avec un pendage entre 45°O et 60°O vers l’ouest. Dieng (2005) a décrit ce dyke comme étant discordant, large d’environ 30 m et contenant des fragments de roche encaissante par endroits. Selon Dieng (2005), quatre phases de déformation ont eu lieu à Boto 5. Une phase précoce de déformation discontinue/ductile a mené à la mise en place de veines de tourmaline stériles. Puis sont apparues des failles discontinues/ductiles qui ont chevauché et réactivé les structures orientées nord-est. Des veines de quartz-tourmaline aurifères se sont formées durant cette phase. Les structures D2 ont par la suite été recouvertes par une 3e phase de déformation ductile. Le dernier événement de déformation est caractérisé par des failles discontinues orientées nord-nord-ouest et nord-est qui ont sectionné la minéralisation par blocs (Figure 7.7).

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Figure 7.7             Vue en plan de la géologie de Boto 5

Alteration

Sur la base de l’observation des carottes et des lames minces, on croit que les roches encaissant les gîtes de Boto ont subi quatre phases d’altération, lesquelles sont fortement liées aux événements structuraux et lithologiques hydrothermaux qui leur sont respectivement contemporains. Les cinq principales phases d’altération observées sont (Figure 7.8):

•	Altération pénétrante d’albite sodique qui a changé la couleur de la roche en rose.

•	Chlorite-calcite-magnétite dans les fractures et altération de l’éponte rocheuse.

•	Veines de quartz-tourmaline-pyrite, avec altération très limitée de l’éponte (silicification).

•	Veines de pyrite-hématite-calcite.

•	Veines de gypse-anhydrite avec hématisation fissurale de l’encaissant.

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Le premier événement d’altération est lié à une intense fracturation et à l’albitisation rose pénétrante. Le second est lié à une altération de chlorite-calcite-magnétite qui s’est développée le long du réseau de fracture comme remplissage et recouvrant localement l’éponte rocheuse albitisée. Ces deux phases ont produit les brèches craquelées qui caractérisent la plupart des roches minéralisées le long de l’horizon Guémédji.

La troisième phase d’altération est caractérisée par l’altération de l’éponte rocheuse associée à la mise en place de veines de quartz-tourmaline-pyrite; finalement, la phase initiale d’altération à chlorite-magnétite est oblitérée par l’altération à pyrite-hématite-calcite.

Le dernier évènement (phase à gypse-anhydrite) correspond essentiellement à l’altération supergène récent détruisant les sulfures en acide sulfurique et hématite. L’acide se combine alors aux carbonates disséminés dans la roche ou provenant des marbres/cipolins avec une néoformation de minéraux. Cette forte et récente altération supergène est clairement liée à la faille de chevauchement/cisaillement bien reconnaissable en carotte par la présence de gouges affectant soit le cipolin soit les andésites. Cela reste néanmoins une phase d’altération hydrothermale, car la présence d’anhydrite suggère une certaine pression et chaleur.

À l’exception de Boto 5, la minéralisation aurifère à Boto est principalement associée aux brèches craquelées.

Des veines discontinues/ductiles d’une épaisseur variant de 0,5 cm à 2 cm se sont développées le long de fractures préexistantes et remplies de diverses combinaisons de quartz, carbonate (calcite et ankérite), tourmaline, magnétite, chlorite, hématite et pyrite.

À l’échelle de l’indice, il semble que la minéralisation aurifère pourrait avoir été favorisée par le recoupement des failles nord-nord-est et nord-nord-ouest.

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Figure 7.8             Altération et minéralisation à Boto 2, 4, 6 et Malikoundi

7.4	Minéralisation

La minéralisation aurifère primaire dans les terrains birimiens paléoprotérozoïques a été subdivisée par Milési et al. (1989, 1992) en préorogénique, synorogénique et orogénique tardive. La minéralisation des cinq gîtes à Boto est classée orogénique tardive.

La minéralisation orogénique tardive est généralement associée à une déformation discontinue/ductile et est caractérisée par l’association de Au, B, W, As, Sb, Se, Te, Bi, Mo, avec des traces de Cu, Pb, Zn. L’or se produit communément comme or natif ou en fines inclusions dans des sulfures de métaux de base ou dans la gangue constituée de quartz, albite, carbonate, muscovite, pyrite et tourmaline. Dans cette catégorie, il y a deux types de minéralisation qui, dans quelques occurrences, peuvent s’être superposé l’un l’autre localement:

•	Arsénopyrite d’or disséminé et veines de quartz aurifères:

○	Se produisent dans les corridors tectoniques orientés nord-est sud-ouest.

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○	Communément encaissées dans des métasédiments.

•	Gîtes de veines de quartz aurifères avec de rares sulfures polymétalliques (Pb, Cu, Zn):

○	Associés aux phases finales de déformation de l’orogenèse éburnéenne.

○	Encaissés dans diverses séquences lithologiques.

Boto 5

L’indice Boto 5 se trouve à proximité de la ZCSM. L’or y est principalement encaissé par un volcan d’albitite qui pénètre et couvre une séquence de direction nord-est de sédiments turbiditiques et de calcaire. De nombreuses intrusions de diorite ont aussi été observées. La minéralisation est située seulement dans l’albitite soit dans un sill soit dans une coulée. Il n’a pas été observé de minéralisation dans l’encaissant qu’il soit sédimentaire ou pyroclastique. L’intrusion de la lave albitique a entraîné une forte albitisation quand elle a intersecté des intrusions de diorite antérieures.

La minéralisation aurifère suit une phase de veines de quartz et tourmaline ainsi que la pyrite et le blanchiment s’y rattachant. L’événement minéralisateur s’accompagnait d’une altération en biotite et d’une minéralisation en pyrite, et d’une faible proportion de chalcopyrite, de covellite et de chalcocite. La présence d’arsénopyrite semble confirmée par les mesures de XRF récentes. La minéralisation semble tronquée par une faille longitudinale est-nord-est et déplacée localement par une série de failles longitudinales nord-sud.

Boto 2, 4, 6 et Malikoundi

La majorité de la minéralisation aurifère à la zone Malikoundi et aux indices Boto 2, Boto 4 et Boto 6 est encaissée dans la partie supérieure du grès de Guémédji, près d’une surface de contact structurellement modifiée et superposée d’une séquence sédimentaire à grains fins. Les trois principales phases d’altération et de minéralisation ont fait l’objet d’une observation macroscopique; on interprète la minéralisation aurifère comme faisant partie des deux derniers événements:

•	Altération en chlorite et albite et veines de magnétite, d’hématite et de chlorite. Altération de calcite-trémolite dans des contextes distaux.

•	Altération et veines de quartz, tourmaline et de pyrite.

•	Altération et veines d’hématite, de calcite et de pyrite.

La première altération est citée comme associée à la minéralisation même si les fluides de cette altération ne transportaient pas d’or, car la présence de magnétite a facilité la précipitation de l’or et des sulfures associés (pyrite) arrivés lors des phases d’altération ultérieures. Il y a ainsi une forte relation entre la présence de magnétite et l’or liée à cette précipitation. Microscopiquement, l’or n’a été observé que dans deux arrivées de la fin de la phase à quartz-tourmaline. Macroscopiquement, l’or est rarement observé en petits points inframillimétriques sur la carotte.

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La taille des particules d’or varie de < 10 µm à 100 µm et est d’une moyenne d’environ 20 µm. Un réexamen de la minéralisation aurifère et de l’altération hydrothermale à Boto a permis d’identifier six modes de mise en place (Gatinel, 2012) (Figure 7.9):

•	Or libre dans des veines de quartz et tourmaline.

•	Grains d’or libres dans du quartz.

•	Grains d’or dans des fractures associées à de la chlorite-magnétite-pyrite +/- quartz-calcite.

•	Or dans des fractures à l’intérieur de la scheelite.

•	Or libre dans de la pyrite.

•	Or libre dans de la calcite.

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Figure 7.9             Mode de mise en place de l’or dans le corridor Guémédji

A)	Or libre dans des veines de quartz et tourmaline.

B)	Grains d’or libres dans du quartz.

C)	Grains d’or dans des fractures associées à de la chlorite-magnétite-pyrite +/- quartz-calcite.

D)	Or dans des fractures à l’intérieur de la scheelite.

E)	Or libre dans de la pyrite.

F)	Or libre dans de la calcite. (Gatinel, 2012)

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8.0	TYPES DE GÎTES MINÉRAUX

Tout comme la majorité des gîtes découverts dans la boutonnière de Kédougou-Kéniéba, la minéralisation aurifère à Boto est considérée du type orogénique. Les gîtes aurifères orogéniques de la province du Birimien ont été classés en trois classes (pré-orogénique, synorogénique, et orogénique tardive). Les caractéristiques de la minéralisation à Boto ressemblent davantage à celle des gîtes de la classe orogénique tardive.

Comme mentionné plus haut, les gîtes Boto 2, 4, 6 et Malikoundi sont encaissés dans une séquence sédimentaire turbiditique, la minéralisation se concentrant le long des contacts des domaines lithostructuraux. L’association de gîtes orogéniques avec des séquences turbiditiques a été bien documentée par Poulsen et al. (2000). Les gîtes aurifères encaissés dans des turbidites à l’intérieur de la boutonnière de Kédougou-Kéniéba sont contrôlés par des structures d’orientation nord-nord-est liées à la ZCSM et se produisent dans le voisinage de structures nord-nord-est et nord-nord-ouest entrecroisés. Aux gîtes Boto 2, 4, 6 et Malikoundi, l’or est typiquement associé avec de la pyrite qui est disséminée le long de fractures (type encaissé dans des brèches craquelées) ou le long de veines discontinues/ductiles.

Les assemblages d’altération observés à Boto 5 diffèrent de ceux étudiés à Boto 2, 4, 6 et Malikoundi. La minéralisation de Boto 5 est encaissée dans une albitite. La roche encaissante à Boto 5 est fortement déformée et contient un stockwerk de veines de quartz, tourmaline et pyrite. Bien que d’apparence différente, ce type de déformations et veines discontinues/ductiles concorde avec un modèle de minéralisation aurifère orogénique.

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9.0	TRAVAUX D’EXPLORATION

Les travaux de recherche historiques sont décrits de façon détaillée à la Section 6 – Historique.

9.1	Recherche de 1999 à 2012

AGEM effectue des travaux de recherche au projet Boto depuis 1999, mais la majorité de ces travaux ont été réalisés entre 2007 et maintenant. Entre 1999 et 2007, AGEM a compilé les résultats des travaux effectués par Anmercosa et Ashanti Goldfields et réalisé des levés géophysiques, gradients, à polarisation provoquée (PP), radiométriques et à très basse fréquence (VLF). Les premiers forages visaient la découverte et la délimitation de Boto 5 ainsi que les premières sections de forages aux anomalies de Boto 2, 4, 6. Après 2007, les cibles Boto 2, 4, 6 étaient l’objet de forage intercalaire ainsi que de levés PP haute résolution et gradient. La campagne de 2012 a abouti à la découverte de Malikoundi au nord-ouest de Boto 2.

Le Tableau 9.1 résume les travaux réalisés par AGEM entre 1999 et 2012.

Tableau 9.1             Historique de recherches par AGEM 1999-2012

Type de travaux	Détails
Analyse d’échantillons de sols de la région	4 069 échantillons de sols (un échantillon sur deux n’a pas été analysé par
prélevés, mais non analysés par Anmercosa.	Anmercosa).
Échantillonnage géochimique détaillé	3 938 échantillons de sol 14 851 échantillons de termitières 914 échantillons lag 549 échantillons de roche
Puits d’exploration	821 puits
Tranchées	29 tranchées totalisant 1 720 m
Tarières	212 tarières mécaniques totalisant 2 095 m
Levés géophysiques aéroportés	Levés magnétiques et radiométriques
Levés géophysiques détaillés	Gradients (2000) Magnétiques et VLF (2000) Polarisation provoquée (2000) Magnétique (2002) VLF (2002) Gradient (2006-2009) Polarisation provoquée haute résolution (2008) Polarisation provoquée (2009)
Forage (au diamant (DD) et en circulation inverse (RC))	13 097,5 m

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9.2	Travaux de recherche actuels

Suite à la découverte de Malikoundi en 2012, les travaux effectués de 2013 à 2015 se sont concentrés dans ce secteur.

Tableau 9.2             Recherches actuelles par AGEM 2013-2015

Type de travaux	Détails
Levés géophysiques aéroportés	Levés électromagnétiques totalisant 1 970 km (EM)
Forage Air Core (AC)	5 585 m en 475 trous
Forage au diamant (DD)	43 564,5 m en 170 trous
Étude de préfaisabilité	41 puits pour l’étude des fondations des infrastructures
2 campagnes d’échantillonnage et d’analyse d’eau pour l’état 0 des nappes phréatiques
9 forages pour étudier et analyser les nappes phréatiques près des infrastructures
1 campagne LIDAR
2 campagnes d’inventaire faunistique et floristique
1 enquête sur l’orpaillage
1 enquête sur la santé des populations
1 enquête publique avec les populations environnantes
1 enquête sur le contexte social et environnemental avant le démarrage du projet
1 étude sur le logement des mineurs
1 étude métallurgique sur la récupération de l’or
Installation d’une station météorologique
1 étude économique avec modèle financier
1 étude géotechnique concernant la fosse Malikoundi
1 évaluation du gisement en fonction de plusieurs scénarii
Bilan hydrique du projet

Le programme de 2016 était principalement constitué d’une campagne de forage carotté au diamant (DD) et de diverses études techniques et d’analyse d’opportunités.

La campagne de forage DD de 2016 est subdivisée en:

•

4 813 m d’exploration constitués de quatre forages profonds totalisant 2 341 m, de vingt-deux forages courts au nord de Malikoundi, totalisant 1 952 m, définissant l’extension possible de la minéralisation vers le nord, la prolongation de forages précédents qui s’étaient arrêtés dans la minéralisation, totalisant 491 m.

•

765 m de forages géotechniques en quatre forages et 330 m de prolongement de forages antérieurs pour étudier les pentes du côté est de la fosse envisagée au gîte de Malikoundi et servant aussi à la définition de la minéralisation.

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•	607 m de définition de la minéralisation au nord, 440 m de définition au sud-est de la fosse principale de Malikoundi en trois forages.

Le programme de forage de 2017, qui a débuté avant la saison des pluies et qui se poursuivra en 2018, a comme objectif de:

•	Mieux couvrir la jonction entre Malikoundi et Malikoundi Nord.

•	Chercher l’extension de la minéralisation de Boto 6 en partie au 50 X 50 m.

•	Améliorer la définition de la minéralisation à Boto 2, Malikoundi et Boto 5.

•	Améliorer la caractérisation géotechnique aux assises des infrastructures.

•	Installer des piézomètres et réaliser des essais hydrogéologiquesdans le secteur du projet.

•	Approfondir les connaissances géomécaniques et hydrogéologiques dans les fosses du plan minier dans le cadre de l’étude de faisabilité.

•	Explorer des cibles potentielles proches du projet.

9.3	Potentiel de recherche

Le projet Boto chevauche des roches d’âge birimien prometteuses dans la partie sud de la fenêtre paléoprotérozoïque de Kéniéba-Kédougou, immédiatement à l’est de la zone de cisaillement sénégalo-malienne (ZCSM). Les roches hôtes et le contexte structural retrouvés au projet Boto sont aussi constatés dans la majorité des gisements aurifères économiques retrouvés ailleurs dans la fenêtre de Kéniéba-Kédougou.

Le corridor géochimique de Guémédji, qui renferme la zone Malikoundi, s’étend sur environ 8 km de longueur et a été principalement testé dans la partie sud où les gîtes Boto 2, 4, 6 sont situés. La géologie du substrat rocheux entre la zone Malikoundi et le gisement Fékola de B2gold au Mali est masquée par une épaisse cuirasse latéritique qui rend pratiquement inefficaces les techniques traditionnelles de recherche géochimique. La partie nord de ce corridor (environ 40 % de sa longueur totale) a été testée par forage et a fait l’objet d’une vaste campagne de forage percussif (AC) en 2014 (Figure 9.1). Seuls quelques forages ont testé les cibles obtenues par la campagne d’AC.

Il convient de noter que l’échantillonnage par termitières a fait partie intégrante de l’identification d’anomalies sous la couverture de sols latéritiques qui recouvrent la majeure partie de la surface de la propriété (Boto 2, Boto 5 et Boto 6).

IAMGOLD estime que le corridor de Lelou, qui renferme l’indice Boto 5, est peu exploré au nord. Une épaisse couverture latéritique recouvre la zone et n’a pas été testée par quelconque méthode de sondage du sous-sol.

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À l’intérieur du domaine à l’ouest, il existe un autre corridor structural qui abrite les cibles Boto 1 et Boto 3. IAMGOLD considère que ces cibles sont relativement sous-explorées. L’indice Boto 3 a seulement été testé à l’aide d’échantillonnage de puits, tandis que Boto 1 a été testé à l’aide de sondages.

Un programme de génération de cible a été entrepris en 2017, combinant les informations précédentes de géochimie, géophysiques, géologie et forages. Il a permis de définir 16 secteurs d’intérêt sur le secteur de Boto. À partir du quatrième trimestre de 2017, il est prévu débuter des travaux de recherche dans ces secteurs.

Figure 9.1             Potentiel de recherche au nord de Boto 2 et de Malikoundi

9.4	Recherche à Bambadji

AGEM a commencé l’exploration sur le permis de recherche de Bambadji au début des années 1990 en s’associant avec Anmercosa suivant une entente de coentreprise et a par la suite conclu une entente de coentreprise avec Ashanti Goldfields en 1996. L’échantillonnage géochimique a permis d’identifier les premières anomalies de Bambadji « KA » et « KB ». Les campagnes de forage au diamant effectuées à la fin des années 1990 visaient des conducteurs EM et des anomalies PP, alors que les programmes de recherche au début des années 2000 testaient des anomalies géochimiques par des campagnes de tranchées régionales et de forage percussif rotatif (RAB). En 2006, IAMGOLD a réalisé un examen approfondi et a réinterprété les données historiques provenant des propriétés Bambadji et Daorala-Boto avant de s’associer en coentreprise avec Randgold en 2007. Les travaux effectués par Randgold depuis 2007 consistent en une cartographie détaillée, de

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l’échantillonnage de puits et de tranchées et du forage rotatif percussif. Certaines des cibles prometteuses ont fait l’objet d’un suivi et de forages au diamant combinés à des forages en circulation inverse. Les structures minéralisées ont été définies en cinq corridors principaux: Kolya-Kabewest, Baqata, Kabetea, Mananord-Gounkoto et Kach.

9.5	Recherche à Daorala

Les travaux de recherche antérieurs sur le bloc Daorala ont été effectués par Anmercosa entre 1994 et 1996 et par AGEM entre 1999 et 2012. Il n’y a pas eu de travaux de recherche importants pendant que le projet était sous le contrôle d’Ashanti Goldfields de 1996 à 1999. La recherche à Daorala comprenait de l’échantillonnage géochimique, du forage en circulation inverse, l’échantillonnage de tranchées et de puits et des forages par tarières peu profondes. Des forages en circulation inverse ont été réalisés entre 2011 et 2012.

La cueillette régionale d’échantillons géochimiques effectuée par Anmercosa de 1994 à 1996 comprenait des échantillons de sol, de termitières et de sédiments de ruisseaux. Anmercosa a fait le suivi des anomalies par la cueillette d’échantillons de sol supplémentaires. Les activités de recherche à Daorala visaient principalement l’anomalie « DE ». Entre 1999 et 2012, AGEM a réanalysé les échantillons laissés par Anmercosa, avant d’effectuer davantage d’échantillonnage de termitières aux anomalies identifiées. Des forages ciblés à la tarière réalisés en 2010 ont permis de distinguer deux corridors géochimiques à l’intérieur de l’anomalie initiale DE (DE1 et DE2). Ces deux corridors représentaient les principales cibles des campagnes de forage en circulation inverse de 2011 et de 2012, couvrant le corridor DE1 de sections de forage sur 800 m de longueur. Le forage en circulation inverse comptait au total 83 trous et 7 997 m.

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10.0	FORAGE

10.1	Sommaire

Les ressources minérales décrites dans ce rapport ont été estimées en utilisant les données provenant des forages en circulation inverse (RC) et carotté au diamant (DD) exécutés par AGEM, une filiale d’IAMGOLD, depuis l’an 2000 jusqu’au 31 décembre 2016. AGEM a aussi exécuté 33 sondages peu profonds (< 40 m) par forage percussif rotatif, mais ces sondages n’ont pas été utilisés pour la préparation de l’estimation des ressources.

Les forages à Boto ont délimité cinq zones (Boto 2, 4, 5, 6 et Malikoundi) de minéralisation aurifère, dont quatre le long du contact orienté nord-nord-est entre le corridor de déformation central et le domaine à l’est. Le Tableau 10.1 résume les forages inclus dans la base de données du projet, qui a été utilisée pour estimer les ressources minérales présentées à la Section 14. Ces quantités incluent les forages peu profonds mentionnés précédemment ainsi que les forages géotechniques et métallurgiques.

Tableau 10.1             Sommaire de la base des données de forage au 31 décembre 2016

Année	DD		RC		Total
	Mètres	Nombre	Mètres	Nombre	Mètres	Nombre
2000	1 994	17	239	2	2 233	19
2001	2 059	13	2 080	23	4 139	36
2002			1 593	24	1 593	24
2003			3 292	52	3 292	52
2004
2005
2006
2007	2 639	11	10 687	107	13 326	118
2008	3 722	18			3 722	18
2009	3 880	17	7 667	74	11 547	91
2010
2011	284	1			284	1
2012	13 098	50			13 098	50
2013	13 000	52			13 000	52
2014	15 823	60			15 823	60
2015	14 411	58			14 411	58
2016	6 959	38			6 959	38
Total	77 869	335	25 558	282	103 427	617

Des 569 forages géologiques de la base de données, 411 recoupent la minéralisation modélisée en « fil de fer ». La minéralisation des gîtes Boto 2, 4, 6 et Malikoundi est constituée d’une série de zones quasi parallèles empilées qui suivent les failles régionales orientées nord-nord-est et les contacts lithologiques.

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Des levés de position dans les trous ont été exécutés pour la plupart des forages carottés ainsi que pour les forages en circulation inverse de la campagne de 2009 seulement. Avant 2009, aucun levé de position dans les trous n’a été exécuté pour les forages en circulation inverses ou percussifs. La plupart des collets de sondage ont été récemment arpentés par GPS différentiel.

L’utilisation de forages orientés à Boto a débuté en 2003; la plupart des sondages exécutés après cette date ont été orientés avec une ligne rouge le long de la carotte pour représenter le bas du sondage.

10.2	Procédures de forage

Des aires de forage d’environ 15 m sur 8 m sont préparées et la position des sondages prévus est localisée à l’aide d’un appareil GPS manuel. Une pièce de bois avec un ruban étiqueté spécifiant les paramètres techniques des trous à forer (tels numéros de forage, azimut, pendage et profondeur prévue) est plantée fermement dans le sol.

Pour les forages carottés, deux pièces de bois sont placées devant le trou à forer à 15 m et à 25 m sur une même ligne pour faciliter l’alignement de la foreuse sur l’azimut approprié. Pour les forages en circulation inverse et percussifs, une ligne est tracée au sol et la foreuse est alignée parallèlement à cette ligne.

10.3	Forages carottés au diamant

En général, les sondages carottés ont été forés en utilisant une taille de carotte HQ dans le recouvrement latéritique et dans le matériel altéré (saprolite et roche de transition), avec réduction à la taille NQ dans la roche fraîche. Pour marquer le bas des forages carottés orientés, deux méthodes ont été utilisées: une lance envoyée au fond du trou (en usage avant 2010) et un appareil ACE plus récemment. Avec les deux méthodes, les outils de marquage au fond du trou ont été manipulés par les foreurs et des marques pratiquées tous les 3 m. Les forages carottés ont été arpentés dans le trou à l’aide d’un appareil Reflex. Les mesures d’arpentage dans le trou ont été recueillies tous les 100 m, au point où la taille du carottage était réduite de HQ à NQ, ainsi qu’au fond du trou. Du à la profondeur croissante des fins de trous, un changement a été effectué au niveau des procédures en 2015 avec une prise de mesure de déviation tous les 30 m. Lié aussi à la profondeur croissante des trous, un carottier hexagonal a été utilisé par les sociétés de forage pour limiter la déviation des trous profonds.

La foreuse est réglée par les foreurs sous la supervision d’un chef d’équipe qui vérifie l’azimut et le pendage prévus avant le début du forage. Depuis 2009, les foreurs ont la permission d’aligner la foreuse avec les marques faites à l’avance par un géologue ou un technicien. Les géologues alignent la foreuse à l’aide d’une boussole et d’un clinomètre. Les boîtes de carottes sont transportées depuis le site de forage jusqu’au camp par le technicien à la fin de chaque quart de travail. À l’arrivée au camp, les opérations subséquentes se déroulent sous la supervision directe des géologues.

Au camp, les boîtes de carottes sont alignées sur les tables de levé de carotte selon leur profondeur afin que les géologues puissent examiner les carottes et en déterminer l’orientation, la récupération et le descriptif de la qualité de la roche (RQD). Les mesures de récupération des carottes et de RQD sont ensuite documentées de façon détaillée par un technicien formé sous la supervision des géologues qui sont à faire la description du

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forage au même moment. Les géologues consignent les données de lithologie, altération, structure, veinure, minéralisation (contenu de sulfure) et oxydation des carottes.

Pour le levé structural, les angles alpha et bêta de chaque type de structure sont mesurés et consignés. Les observations sont habituellement faites à chaque mètre. Les structures communément enregistrées comprennent la stratification, la schistosité, la veinure, les bandes de cisaillement, les fractures et les marqueurs de failles. Les caractéristiques des veines telles la taille, le matériau de remplissage, les minéraux d’altération et les sulfures sont aussi consignées. Une fois le levé achevé, des mesures de densité des échantillons sont prises. Les boîtes de carottes sont ensuite transférées à l’aire de sciage. Depuis 2012, des sections de carotte longues de 10 cm ont été prélevées à tous les 25 m en roche fraîche et à tous les 10 m en saprolite et transition pour des mesures de densité en utilisant la méthode d’immersion dans l’eau des sections enveloppées dans du plastique.

Les carottes sont sciées avec une lame au diamant et placées dans des sacs. La scie est nettoyée entre les échantillons. Quand la récupération des carottes est pauvre et qu’on ne peut préparer un échantillon normal, deux ou trois mètres de matériaux sont combinés pour en faire un échantillon composite.

Les activités suivantes ont lieu dans l’aire de sciage des carottes:

•

Des photos sont prises des carottes dans les boîtes, trois boîtes à la fois. Les carottes sont scindées en deux moitiés, dont une est envoyée pour analyse et l’autre conservée pour référence. Les roches molles telles la saprolite sont habituellement coupées à l’aide d’une machette.

•

La moitié de chaque section d’un mètre de carotte est concassée avec un marteau et placée dans un sac de plastique mesurant 24 cm sur 40 cm. Une étiquette préparée à l’avance est ajoutée à l’échantillon puis le sac est refermé et broché dans le haut.

•	La préparation des échantillons débute dès que toutes les carottes dans la boîte sont coupées.

Un feuillet d’échantillonnage est fourni au technicien pour chaque forage à échantillonner.

10.4	Forages en circulation inverse et forages percussifs rotatifs

Des échantillons sont prélevés à tous les mètres de forage et le sondage entier est échantillonné. Des échantillons sont recueillis à la sortie du cyclone de la foreuse dans des sacs de plastique de 50 cm sur 80 cm, ce qui donne des échantillons d’un poids de 25 kg à 35 kg lorsque la récupération est bonne. Entre chaque échantillon, le cyclone est nettoyé par l’opérateur de la foreuse avec un jet d’air. Le numéro d’identification du forage et la profondeur de l’échantillon sont écrits sur le sac au moyen d’un crayon marqueur permanent. Après collecte de l’échantillon, une étiquette portant le numéro d’échantillon et une étiquette faite d’aluminium portant le numéro d’échantillon et le numéro de trou sont placées dans le sac. Toutes ces opérations se déroulent sous la supervision d’un géologue qui est aussi responsable de consigner la géologie immédiatement après la collecte d’un échantillon. Les étiquettes et les sacs d’échantillons sont préparés et marqués à l’avance.

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Après que la foreuse ait été déplacée sur un nouveau trou, une autre équipe commence à subdiviser les échantillons. Chaque échantillon est divisé dans un séparateur à haute capacité jusqu’à ce qu’un échantillon de 2 à 3 kg pour analyse et un duplicata de référence soient obtenus; les deux échantillons sont ensachés et numérotés. Des échantillons de contrôle sont introduits à tous les vingt échantillons: un duplicata d’échantillon et un échantillon vierge sont alternativement insérés dans la séquence d’échantillonnage.

Avant 2003, les échantillons en vrac provenant du cyclone étaient transférés au camp où ils étaient d’abord pesés puis divisés. La géologie était consignée deux fois: d’abord un examen rapide par un géologue du site pour déterminer la géologie durant le forage, puis une description plus détaillée au camp par un autre géologue qui utilisait un panneau avec des éclats de roche comme outil de référence lithologique. Des composites de 2 m étaient habituellement soumis au laboratoire d’analyse. Après la campagne de 2003, les échantillons ont été consignés et préparés au site de forage tel que décrit plus haut. Le panneau de référence a été remplacé par un plateau d’éclats qui peut être apporté au site. Les forages en circulation inverse et rotatifs percussifs sont consignés par sections d’un mètre et l’information saisie est la même que celle des forages carottés à l’exception de l’information structurale.

10.5	Campagne de forage 2012-2016

La majorité des campagnes de forage de 2012 et 2013 visaient à définir les gîtes Boto 4 et Malikoundi. Les forages dans ces secteurs ont été exécutés en suivi des résultats encourageants des campagnes précédentes. Le programme de 2012 comprenait aussi un certain nombre de forages de définition à Boto 6. Les campagnes de 2014 et de 2015 se sont par contre concentrées sur la définition du gisement de Malikoundi à une maille de 50 X 50 m. Enfin, en 2016, une campagne de forages additionnels a eu lieu pour des motifs d’exploration, de définition géologique et d’investigations géotechniques.

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11.0	PRÉPARATION, ANALYSE ET SÉCURITÉ DES ÉCHANTILLONS

11.1	Préparation et analyse des échantillons historiques

Avant 1999, la recherche a été effectuée par Ashanti Goldfield et Anmercosa. Les seuls types d’échantillonnage connus effectués pendant cette période était des échantillonnages géochimiques et de l’échantillonnage par grappillage.

De 1999 à 2004, la préparation des échantillons a été effectuée au camp Karakaena tant pour le permis Bambadji que le permis Daorala-Boto. La préparation comprenait le concassage, la pulvérisation et la division d’échantillons de 100 g expédiés au laboratoire pour analyse.

L’assurance qualité et le contrôle de qualité (AQ/CQ) de 1999 à 2004 consistaient à insérer des doubles d’échantillons (duplicatas), des échantillons à blanc (blancs) et des échantillons standards comme suit:

•	Un duplicata inséré dans chaque lot de 10 échantillons.

•	Un blanc certifié inséré à tous les 20 échantillons.

•	Un standard certifié inséré à tous les 40 échantillons.

Pendant cette période, la préparation préliminaire était effectuée au laboratoire de terrain d’AGEM avant d’être soumise à un laboratoire commercial. Ce laboratoire de terrain était sous la supervision d’un technicien d’expérience.

Les carottes de forage au diamant étaient divisées avec une scie à carotte, dont la moitié était utilisée comme échantillon et l’autre moitié conservée pour des besoins futurs. Les échantillons de sondage RC et RAB, tous d’un mètre (poids moyen de 20 kg) étaient entièrement séchés avant d’être divisés en échantillons de 2 kg chacun en utilisant un diviseur à riffles. L’échantillon représentatif était alors concassé et pulvérisé.

Une fois chaque échantillon traité, le matériel était nettoyé à l’aide d’air comprimé. Le pulvérisateur était nettoyé en y pulvérisant un matériel stérile (du sable quartzeux) entre les échantillons.

Tout l’échantillon de 2 kg était concassé en utilisant un concasseur mécanique standard ou à la main en pilonnant l’échantillon dans des contenants de métal pour obtenir des particules d’une taille maximale de 2 mm. L’échantillon concassé était pulvérisé pour que 80 % puissent passer à travers un tamis à maille 120.

Ensuite, tout l’échantillon était divisé à l’aide d’un diviseur à riffles pour extraire un échantillon de 200 g. Cet échantillon de 200 g était de nouveau divisé en deux échantillons témoins de 100 g chacun. Un échantillon était envoyé pour analyse et l’autre conservé au camp dans les archives. Avant avril 2002, la grosseur des échantillons extraits était de 400 g et de 200 g.

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Le laboratoire d’analyse pulvérisait les échantillons de 100 g à un matériel passant un tamis à maille 200 avant d’effectuer l’analyse sur 30 g de matériel à la demande d’IAMGOLD.

Pour certains trous de forage, des échantillons composites ont été préparés après pulvérisation en mélangeant un échantillon d’un mètre avec un échantillon subséquent d’un mètre en combinant chaque sous-échantillon de 100 g à l’aide d’un diviseur à riffles.

De 2004 à 2007, pendant certaines périodes seulement, des duplicatas et des blancs ont été utilisés comme contrôles pour les échantillons RC, RAB, tranchées et termitières. Toutefois, une validation interne des échantillons pré-2007 a été réalisée par IAMGOLD en 2007 et n’a pas décelé de problèmes d’échantillonnage importants. Les taux d’insertion des échantillons de contrôle de qualité à cette période étaient de:

•	Un duplicata inséré dans chaque lot de 10 échantillons.

•	Un blanc local inséré à tous les 20 échantillons.

•	Aucun standard certifié n’était utilisé.

Le Tableau 11.1 montre la méthode d’analyse et les laboratoires utilisés au cours des années antérieures.

En 2007 et 2008, la procédure d’AQ/CQ a été révisée et de nouvelles procédures ont été mises en place pour assurer un degré de confiance adéquat dans les données d’échantillons et de titrages. Les méthodes actuelles d’AQ/CQ ont été appliquées aux anciennes données et environ 10 % des échantillons ont été réanalysés en lots qui comprenaient des échantillons standards certifiés afin de respecter les nouvelles procédures. À partir de ce moment, cette procédure de validation a systématiquement été appliquée.

Depuis 2004, aucune préparation n’a été effectuée au camp autre de la division des échantillons de RC et de RAB. Les échantillons de carotte, de puits d’exploration, de tranchée, de termitière ont été ensachés et numérotés avant l’envoi au laboratoire.

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Tableau 11.1             Méthode et laboratoire d’analyse

Année	Laboratoire	Méthode de titrage (or)	Notes
1999	Chimitec à Val-D’Or	FA30g	Réanalyse des échantillons de sol d’Anglo de 1995
2000	Chimitec à Val-D’Or	FA30g
2001	Chimitec à Val-D’Or	FA30g
2002	Chimitec à Val-D’Or et Abilab Bamako	FA30g
2003	Abilab Bamako	FA50g
2004	Abilab Bamako	FA50g
2005	Abilab Bamako	FA50g
2006	Abilab Bamako	FA50g	Abilab acquis par ALS Chemex
2007	ALS Chemex Bamako (ex-Abilab)	FA50g
2008	ALS Chemex Bamako (ex-Abilab)	FA50g

11.2	Procédures actuelles de AQ/CQ

Depuis 2009, toutes les campagnes d’échantillonnage d’AGEM utilisent des standards certifiés et des blancs en plus de prendre des duplicatas et des échantillons de vérification de titrage.

Pendant cette période, AGEM a utilisé deux types de blancs. Un des blancs provient de grès protérozoïque près de la frontière de la Guinée (blanc R) et l’autre provient d’une termitière connue comme étant dépourvue d’or (blanc S). Le premier est habituellement inséré parmi les échantillons de roche fraîche et le second parmi les échantillons de saprolite. Les échantillons de matériel standard certifié ont été achetés auprès de Rocklabs et leurs valeurs couvrent les fourchettes de teneurs observées à Boto.

Pour les forages au diamant, un échantillon standard certifié est inséré à tous les vingt échantillons, en alternance avec des blancs, afin qu’à à tous les dix échantillons, il y ait un blanc ou un standard certifié. Le même protocole s’applique aux forages en circulation inverse et rotatif percussif.

Les résultats d’AQ/CQ font l’objet d’un contrôle lors de chaque campagne de forage. Les échantillons standards et blancs sont tous représentés graphiquement par rapport à leur valeur théorique et des diagrammes de dispersion sont créés pour les duplicatas et le titrage de vérification. Un lot de titrage est considéré comme étant validé si la valeur reçue pour la référence certifiée de ce lot se trouve à l’intérieur d’une fourchette de ± 15 % de la valeur moyenne certifiée pour ce standard. Le lot entier sera réanalysé si tout standard certifié ne correspond à cette exigence. Quant aux blancs, toute valeur de titrage supérieure à 10 ppb signifie une défaillance du lot et le lot en entier est alors réanalysé.

Des registres détaillés de chaque échantillon sont tenus et comprennent la date de cueillette par le laboratoire, la date d’arrivée au laboratoire, les résultats de titrage ainsi que le nom et la date du fichier comportant les résultats. Des registres détaillés servent aussi pour surveiller la performance des blancs, standards certifiés, duplicatas et titrages de vérification en utilisant les chartes de contrôle mentionnées précédemment. La

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performance des échantillons standards et blancs du laboratoire interne est aussi surveillée en utilisant le même type de chartes de contrôle que pour ses propres données.

Jusqu’en décembre 2013, tous les échantillons provenant de Boto ont été analysés au laboratoire ALS Chemex à Bamako. Au laboratoire, à la réception, les échantillons sont retirés des sacs d’échantillons et vérifiés en les comparant aux indications du formulaire de chaîne de conservation. Chaque échantillon est pesé et se voit attribuer un numéro de code à barres et un numéro de dossier unique. L’information de l’échantillon est saisie dans le système d’ALS sous un numéro de dossier d’ALS.

L’échantillon est placé dans un plateau de séchage. Une étiquette comportant un numéro unique d’échantillon et de dossier est placée dans le plateau de l’échantillon avec ce dernier. Les échantillons sèchent pendant 24 heures. Les procédures suivantes sont appliquées aux types d’échantillons suivants.

Les échantillons de forage au diamant et en circulation inverse sont concassés grossièrement à environ 75 % plus petit que 2 mm. Le concasseur à mâchoires est nettoyé à l’aide d’air comprimé après chaque échantillon. Chaque cinq échantillons, de la roche stérile est passée dans le concasseur et ce dernier est de nouveau nettoyé. Afin de veiller à ce que ce concassage soit adéquat, ALS effectue une analyse de la taille du tamis à tous les 70 échantillons. Le matériel concassé divisé en portion de 1 000 g est pulvérisé dans un broyeur à anneaux et palet, dont 80 % passe à travers un tamis à maille 200. Afin de veiller à ce que la pulvérisation soit adéquate, ALS effectue une analyse de la taille du tamis à tous les vingt échantillons. Après le broyage, un échantillon de pulpe de 50 g est divisé par quartage et utilisé pour analyse.

L’analyse des échantillons de forages carottés et en circulation inverse est effectuée par pyroanalyse en utilisant la méthode d’absorption atomique (code ALS Au-AA24) sur des pulvérisées de 50 g avec une limite de détection inférieure de 5 ppb. Les échantillons de carottes qui sont analysés par pyroanalyse en utilisant la méthode d’absorption atomique et dont les résultats sont supérieurs à 10 ppm sont réanalysés par finition gravimétrique (code ALS Au-GRA22).

ALS Chemex insère deux échantillons de standards certifiés à l’interne et deux blancs à l’interne dans chaque lot de 24 échantillons. Les duplicatas sont aussi analysés de façon régulière. Une évaluation en laboratoire interne d’AQ/CQ de chaque lot d’échantillons est effectuée. Les résultats des échantillons de contrôle sont évalués pour veiller à ce qu’ils respectent les normes établies par les exigences de précision et d’exactitude de la méthode. Dans l’éventualité où tout résultat de matériel de référence ou duplicatas se situerait en dehors des limites de contrôle établies, un rapport d’erreur est automatiquement généré et déclenche une révision des données du lot d’échantillons. Des données de contrôle de qualité sont automatiquement saisies et conservées pour un examen continu et sont habituellement émises avec les certificats de titrage.

À partir de décembre 2013, tous les échantillons de Boto sont traités au laboratoire de la société Véritas. Le personnel du laboratoire Véritas est contacté quand au moins 800 échantillons sont prêts. Quand le véhicule de Véritas ramasse les échantillons du camp, le nombre s’élève autour de mille échantillons. Le véhicule transporte alors les échantillons au laboratoire de préparation de Kédougou. Les échantillons sont alors triés par lots de 200 échantillons et ce tri définit le nom du fichier (KGG16xxxxxx). Depuis 2016, la préparation se fait au laboratoire de préparation de Véritas à Bamako.

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Tous les échantillons sont alors séchés et pesés. La température de séchage est comprise entre 105°C ou 60°C en fonction des éléments à analyser. Le temps de séchage dépend de l’humidité. L’échantillon est entièrement broyé jusqu’à obtenir 70 % en dessous de 2 mm. Une partie de l’échantillon est prélevée pour vérifier la taille des particules. L’échantillon est divisé après le broyage. L’échantillon est divisé et homogénéisé pour obtenir un sous-échantillon représentatif de l’ensemble de l’échantillon. L’échantillon est pulvérisé à 85 % sous la maille de 75 µm. Une partie de l’échantillon est prélevé pour vérifier la taille des particules.

Les pulpes sont ensuite envoyées au laboratoire Véritas d’Abidjan pour le test final. La pulpe de l’échantillon est pesée et mélangée avec une masse connue de fondant constitué d’un mélange d’oxyde de plomb, de carbonate de sodium, du borax, de la silice, de l’argent et d’autres produits chimiques, si nécessaire, pour obtenir un bon fondant plombeux. Ce fondant plombeux est ensuite transformé en granulat d’argent par coupellation. La pastille d’argent est dissoute avec 1 ml d’acide nitrique et 1 ml d’acide chlorhydrique et la digestion a lieu dans un bain d’eau. La solution obtenue à partir de la digestion est refroidie, diluée avec de l’eau distillée jusqu’à un volume final de 10 ml et analysée par spectrométrie d’absorption atomique pour obtenir la teneur en or. Les échantillons DD et RC sont dosés en utilisant la pyroanalyse avec finition par absorption atomique (Code Véritas FA450) sur 50 g de pulpe, avec une limite inférieure de détection de 10 ppb. Les échantillons de carottes qui sont analysés en utilisant la pyroanalyse avec finition par absorption atomique et qui renvoient un résultat supérieur à 10 ppm sont réanalysés en utilisant une finition gravimétrique (Code Véritas FA550).

Le duplicata (DUP) est généré automatiquement par le système pour les échantillons de carottes et de roche. La fréquence normale est généralement d’un duplicata par 50 échantillons et si le duplicata correspond à une pulpe (standard du client) celui-ci est éliminé. L’échantillon dupliqué est obtenu par division de l’échantillon après broyage. L’échantillon dupliqué est traité comme tous les autres échantillons normaux dès qu’il est produit.

Des répétitions d’analyse sont systématiquement et de façon aléatoire produites lors de la préparation des racks de fusion. Dans chaque rack de fusion de 50 échantillons, deux blancs, deux standards et deux répétitions sont ajoutés. Ce nombre peut varier en fonction de la qualité des résultats.

La préparation des échantillons et les procédures analytiques utilisées par IAMGOLD suivent les procédures standards de l’industrie et les résultats obtenus sont acceptables pour la réalisation d’un estimé de ressources.

11.3	Sécurité des échantillons

Les échantillons n’ont été transférés du terrain au camp qu’en présence d’un technicien qualifié et d’expérience. Le sciage des carottes, l’ensachage et l’entreposage ont été effectués sous la supervision des géologues et des techniciens de Boto.

Les moitiés de carottes et les échantillons RC et RAB ont été ensachés dans des sacs de plastique agrafés. Une étiquette repère est déposée dans chaque sac d’échantillons prélevés. Les échantillons sont ensuite récupérés et transportés par le personnel du laboratoire au laboratoire attitré, soit ALS Chemex à Bamako, soit Véritas à Kédougou ou Bamako, selon la période d’envoi.

Les mesures de sécurité et d’intégrité des échantillons sont considérées comme satisfaisantes.

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12.0	VÉRIFICATION DES DONNÉES

La personne qualifiée a passé une semaine en visite au site en décembre 2016 et a revu l’information d’exploration, la position des collets de forage (en effectuant des vérifications ponctuelles par système GPS), la description des carottes et les procédures d’échantillonnage avec le personnel d’IAMGOLD à Boto. La description de carotte, la cartographie des affleurements et l’interprétation géologique ont été revues de façon indépendante pendant la visite. Les données ont été vérifiées par la personne qualifiée en extrayant toutes les analyses dans la base de données GEMS provenant des sondages forés depuis 2000.

Environ 5% des résultats ont été choisis aléatoirement et vérifiés en les comparant aux copies électroniques officielles des certificats de laboratoire. En plus de ces vérifications, la personne qualifiée a vérifié les valeurs anormalement extrêmes, les intervalles ou les numéros d’échantillon manquants, la longueur des intervalles et les teneurs à zéro. Des vérifications visuelles 3D ont été effectuées sur le tracé des sondages pour y vérifier la présence de déviation anormale.

Les erreurs repérées ont été signalées à l’administrateur de la base de données de Boto et corrigées avant l’établissement de la présente estimation des ressources. En ce qui a trait à la géologie et à la description des carottes de forages, la personne qualifiée a remarqué quelques incohérences dans l’enregistrement des types de roche dans les registres des forages au diamant et représentés par la suite dans les sections de forage interprétées. Quant à l’échantillonnage et à la description de carotte, la personne qualifiée a remarqué quelques incohérences dans les pratiques lorsque des échantillons interceptaient des contacts lithologiques ou minéralisés évidents.

Le gisement de Boto a fait l’objet d’une vérification indépendante par RPA en 2013. Aucune préoccupation importante n’avait été notée. Les mises à jour des modèles de blocs ont aussi été vérifiés par RPA en 2015 et par AGP en 2016.

La personne qualifiée est d’avis que les descriptions de carottes, les procédures d’échantillonnage et les entrées de données ont été réalisées en suivant les normes de l’industrie. La personne qualifiée est d’avis que la base de données est adéquate pour étayer une estimation des ressources du gisement de Boto.

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13.0	ESSAIS DE TRAITEMENT DES MINERAIS ET ESSAIS MÉTALLURGIQUES

Des essais métallurgiques ont été réalisés sur des échantillons provenant du projet Boto depuis 2013. Les résultats ont été analysés et utilisés pour définir les paramètres de conception, le bilan de masse et aider au dimensionnement de l’équipement et déterminer le schéma de récupération de l’or le plus approprié au projet Boto. Des travaux d’essais ont été réalisés dans les domaines suivants:

•	Minéralogie.

•	Comminution.

•	Séparation gravimétrique.

•	Flottation.

•	Cyanuration (en tas, direct, sur le rejet de gravimétrie, sur le concentré de gravimétrie).

•	Essais environnementaux.

13.1	Historique des essais métallurgiques précédents

Lors d’une étude d’évaluation préliminaire (PEA), des essais ont été réalisés sur neuf composites (MET 1 à MET 9) provenant des différentes zones minéralisées du projet Boto (Boto 2 Nord, Malikoundi, Boto 4, Boto 5 et Boto 6). Les essais ont été réalisés chez SGS Mineral Services à Lakefield, Ontario en juin 2013. Par la suite, une autre série d’essais a été effectuée sur la zone minéralisée Malikoundi avec les composites suivants: Comp A, Comp B et Comp C. Cette deuxième série d’essais a également été réalisée chez SGS Mineral Services à Lakefield, Ontario en juillet 2014 et avait pour but d’aider à sélectionner le procédé de traitement du minerai.

Le résumé des deux campagnes d’essais métallurgiques antérieurs réalisés chez SGS Lakefield est présenté ci-dessous. Le procédé utilisé pour la sélection d’échantillons par IAMGOLD semble valide et les résultats n’ont pas mis en évidence de lacunes fatales. La roche fraîche est relativement dure (18-21 kWh/t) à l’exception du marbre à 14,9 kWh/t (Comp C); la saprolite est un matériel mou (MET 8 est de la roche de transition = 2,2 kWh/t), tel qu’indiqué au Tableau 13.1. Les récupérations d’or varient généralement entre 88% et 92% et la pré concentration gravimétrique semble offrir certains avantages. Un procédé constitué d’une gravimétrie et d’une cyanuration du rejet de gravimétrie semble être un peu plus favorable qu’un procédé de gravimétrie suivi d’une flottation et de la cyanuration du concentré de flottation, constatation basée sur les résultats obtenus de ces deux séries d’essais réalisés. Aucune minéralisation aurifère réfractaire n’a été identifiée dans le projet pour ces échantillons testés.

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Tableau 13.1            Teneur d’alimentation et résultats des essais de broyabilité

Échantillon	Endroit	Lithologie	Teneur Au (g/t) “Screened Metallics”	BBMWi (kWh/t)	Ai (g)	SAG Mill SMC test (A x b)	Densité relative
Met #1	Boto 2 Nord	Pélite	10,7	19,7
Met #2	Boto 2 Nord	Cipolin, carbonate	2,43
Met #3	Boto 2 Nord	Sandstone - Grès	2,85	19,2
Met #4	Boto 2	Sandstone - Grès	2,68	18,6
Met #5	Boto 4	Sandstone - Grès	5,81	18,3
Met #6	Boto 6	Sandstone - Grès	2,15	19,4
Met #7	Boto 5	Albitite - Saprolite	1,48
Met #8	Boto 5	Albitite - Transition	1,01	2,2
Met #9	Boto 5	Albitite - Roche	4,16
Comp A	Malikoundi	Sandstone - Grès	1,81	20,1	0,706	31,1	2,76
Comp B	Malikoundi	Pélite	1,7	21,1	0,612	33,8	2,73
Comp C	Malikoundi	Cipolin, carbonate	1,01	14,9	0,202	35,9	2,82

Les résultats des essais effectués sur les deux séries d’échantillons sont présentés dans le Tableau 13.2. Les échantillons identifiés MET ont bien répondu aux essais de séparation gravimétrique et à la cyanuration du rejet de gravimétrie. La récupération gravimétrique de l’or a oscillé entre 4 et 35 % et la lixiviation du rejet de gravimétrie a varié de 76 à 96% pour donner une extraction globale de l’or variant de 85 à 96%. Les résultats tendent à confirmer une augmentation de la récupération avec une finesse de broyage accrue. En ce qui concerne les échantillons identifiés Comp de la deuxième série, différentes options ont été testées à une finesse de broyage de 53 µm. Parmi les options étudiées, la cyanuration du minerai entier semble être le procédé métallurgique optimal.

Le Tableau 13.3 représente les résultats obtenus des essais du potentiel de génération acide sur les échantillons MET et Comp. Les échantillons provenant de Boto 5 sont clairement générateurs d’acide. Pour les autres échantillons identifiés MET, cinq des six échantillons montrent un ratio NP/AP inférieur à deux, les classifiant ainsi dans la zone d’incertitude. La série d’échantillons identifiés Comp semble par contre démontrer que la zone Malikoundi ne serait pas génératrice d’acide. Une étude plus exhaustive est conseillée car les échantillons proviennent des zones de veines minéralisées seulement. Une caractérisation plus approfondie des ressources minées sera requise afin d’améliorer les connaissances.

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Tableau 13.2             Résultats des essais de cyanuration sur les séries MET et Comp

Échantillon	CN Test No.	CN Feed Size P80 (µm)	Consommation (kg/t)		Global Au Extraction %	Résidu Au, g/t	Teneur
			NaCN	CaO			Calc Au, g/t	Direct Au, g/t

MET 1 gravity tails	CN-1	91	0,75	0,89	88,3	1,26

MET 1 gravity tails	CN-3	56	1,02	0,87	91,2	0,94		10,7

MET 1 whole ore	CN-27	91	0,91	0,76	88,2	1,32	11,2

MET 3 gravity tails	CN-4	95	0,86	0,74	84,9	0,43

MET 3 gravity tails	CN-6	58	1,01	0,79	89,1	0,31		2,85

MET 3 whole ore	CN-29	89	0,94	0,71	82,0	0,45	2,5

MET 4 gravity tails	CN-7	94	0,7	0,78	84,7	0,41

MET 4 gravity tails	CN-9	57	1,05	0,72	88,8	0,3		2,68

MET 4 whole ore	CN-30	92	0,73	0,71	85,7	0,39	2,7

MET 5 gravity tails	CN-10	96	0,69	0,68	91,8	0,48

MET 5 gravity tails	CN-12	57	0,92	0,62	95,4	0,27		5,81

MET 5 whole ore	CN-31	90	0,71	0,53	91,8	0,4	4,89

MET 6 gravity tails	CN-13	93	0,82	0,65	90,9	0,2

MET 6 gravity tails	CN-15	55	0,95	0,66	94,0	0,13		2,15

MET 6 whole ore	CN-32	92	0,86	0,58	88,2	0,19	1,57

Comp A heap leach amenability	CN-2	1⁄2”	0,2	0,7	33,6	1,25	1,89

Comp A Whole ore cyanidation	CN-15	53	1,0	0,6	90,9	0,17	1,86	1,81
Comp A Flotation	F7	53			84,9	0,31	1,99

Comp A Gravity + flotation	F10	53			81,2	0,36	1,83

Comp A Flotation concentrate CIL	CN-37	23	0,1	0,1	79,5	1,31	41,9	38,8

Comp B heap leach amenability	CN-6	1⁄2”	0,3	0,7	28,8	0,88	1,23

Comp B Whole ore cyanidation	CN-18	56	0,6	0,6	94,4	0,08	1,44	1,7
Comp B Flotation	F8	53			87,1	0,21	1,54

Comp B Gravity + flotation	F11	53			80,5	0,28	1,38

Comp B Flotation concentrate CIL	CN-38	16	0,2	0,1	81,6	0,64	28,7	31,4

Comp C heap leach amenability	CN-10	1⁄2”	0,5	0,8	32,5	0,7	1,03

Comp C Whole ore cyanidation	CN-21	51	1,4	1,0	90,2	0,12	1,17	1,01
Comp C Flotation	F9	46			90,3	0,11	0,97

Comp C Gravity + flotation	F12	53			87,2	0,15	1,09

Comp C Flotation concentrate CIL	CN-39	19	0,4	0,1	86,4	0,37	11,2	12,2

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Tableau 13.3             Résultats des essais du potentiel de génération acide (ABA)

Échantillon	Endroit	Lithologie	NP t CaCO3/kt	AP t CaCO3/kt	Net NP t CaCO3/kt	NP/AP ratio	S (%)
Met #1	Boto 2 Nord	Pélite	149	110	38,8	1,35	4,06
Met #2	Boto 2 Nord	Cipolin, carbonate	206	10,9	195	18,8	0,42
Met #3	Boto 2 Nord	Sandstone - Grès	94	78,8	15	1,19	2,8
Met #4	Malikoundi	Sandstone - Grès	53	36,9	15,8	1,43	1,29
Met #5	Boto 4	Sandstone - Grès	56	35,6	19,9	1,56	1,28
Met #6	Boto 6	Sandstone - Grès	32	26,9	5,62	1,21	1,06
Met #7	Boto 5	Albitite - Saprolite	-0,8	185	-185	0	5,76
Met #8	Boto 5	Albitite -Transition	0	21,9	-21,9	0	0,898
Met #9	Boto 5	Albitite - Roche	5,1	36,9	-31,8	0,14	1,31
Comp A	Malikoundi	Sandstone - Grès	80	25,9	53,8	3,07	1,1
Comp B	Malikoundi	Pélite	128	9,38	119	13,7	0,329
Comp C	Malikoundi	Cipolin, carbonate	478	27,2	451	17,6	0,87

13.2	Essais de variabilité

L’influence de l’altération du minerai et la minéralogie sur la récupération a été étudiée. Ces facteurs sont abordés dans l’échantillonnage de la variabilité et dans l’investigation en cas de résultats inattendus. Le programme est axé sur des échantillons de variabilité qui permettront d’identifier tous les facteurs potentiels pouvant affecter négativement la performance économique du projet. En identifiant les unités problématiques, cela permettra d’avoir une connaissance plus approfondie afin de mieux quantifier et atténuer l’impact relatif des types de roches potentiellement problématiques.

13.2.1	Sélection, préparation et caractérisation des échantillons
Sélection

La minéralisation des gîtes de Boto est principalement hébergée dans des roches sédimentaires comme le marbre, le grès, les agglomérats et la pélite. La plus grande partie de la minéralisation se trouve au sein de la roche fraîche, à l’exception de la pélite de Boto 5. L’altération supergène à Boto 5 est nettement plus profonde que celle rencontrée aux autres gîtes. Le Tableau 13.4 illustre approximativement la contribution des onces de chacun des gîtes du projet.

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Tableau 13.4      Répartition des onces d’or entre les zones et les types de matériaux

Material Type	Boto 2	Boto 4	Boto 5	Boto 6	Total
Laterite	2%	1%	0%	0%	3%
Saprolite	2%	0%	4%	0%	7%
Transitional	2%	0%	1%	0%	4%
Fresh Rock	75%	5%	1%	5%	86%
Totals	81%	5%	7%	6%	100%

La complexité géologique des gites de Boto est bien illustrée dans la section typique de la Figure 13.1. Les structures minéralisées ne sont pas limitées à la lithologie et ce qui sera envoyé à une éventuelle usine sera composé de matériel hétérogène. L’altération et la minéralogie n’ont pas encore été identifiées comme ayant un impact sur la dureté ou la récupération (sauf en ce qui concerne la saprolite). Donc le choix des échantillons est axé sur les deux principales zones (Malikoundi et Boto 5) qui représentent près de 90 % des onces du projet. De plus, ces onces se retrouvent majoritairement dans la roche fraîche. Cette campagne a pour but d’approfondir les problèmes potentiels liés à la minéralogie et permettre de mieux comprendre les problèmes potentiels de traitement et leur amplitude.

Figure 13.1      Coupe schématique de Malikoundi

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Échantillons pour les essais de variabilité de comminution pour Malikoundi

Les échantillons de variabilité pour les essais de comminution pour Malikoundi sont présentés au Tableau 13.5.

Tableau 13.5      Échantillons de variabilité pour la comminution (Malikoundi)

Deposit	Material Type	Structure	Rock Type	Comminution Tests				Mass	Estimate
				SM C	B Wl	MB Wl	A I	Required kg	d mass kg
									25.29
									26.81
		Prim (6)	SS-P-M-A-D-O (6)	20			5	25	25.40
									29.70
									26.82
									26.80
									25.00
			SS (3)	20			5	25	26.50
									25.99
									25.96
			P(3)	20			5	25	25.79
									25.79
	Fresh (27)	Prim+Sec (15)	M(3)	20			5	25	26.64 26.30
									24.62
									27.92
			Agg (3)	20			5	25	28.12
Boto 2 (36)									26.43
									27.49
			D (3)	20			5	25	28.19
									27.92
									28.88
									28.20
		Sec (6)	SS-P-M-A-D-O (6)	20			5	25	27.28
									27.97
									27.12
									28.02
	SAP (3)	Prim+Sec (3)							30.80
				20			5	25	34.30
									34.00
	SPK (3)	Prim+Sec (1) and							31.40
		Prim only (2)		20			5	25	30.00
									30.00
	Lat (3)	Prim (3)							33.80
				20			5	25	25.35
									32.20

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Échantillons pour les essais de variabilité de comminution pour Boto 5

La pénurie d’échantillons ayant la répartition de matériel nécessaire a obligé de limiter le programme. Les essais ont été effectués sur des mélanges d’échantillons et la quantité d’essais a été limitée à un par type de matériel (voir le Tableau 13.6).

Tableau 13.6      Échantillons de variabilité pour la comminution (Boto 5)

Deposit	Material Type	Structure	Rock Type	Comminution Tests				Mass	Estimated
				SMC	BWI	MBWI	Al	Required kg	Mass kg
	Fresh (1)	Blend	All	20			5	25	23.86
Boto 5 (3)	SAP (1)	Blend	All	20			5	25	29.20
	SPK (1)	Blend	All	20			5	25	31.80

Échantillons de variabilité pour les essais de récupération pour Malikoundi

Les échantillons de variabilité pour les essais de récupération pour Malikoundi sont présentés au Tableau 13.7. Aucun échantillon de latérite n’a été prélevé car celle-ci est en réalité stérile.

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Tableau 13.7      Échantillons de variabilité pour les essais de récupération (Malikoundi)

Deposit	Material Type	Structure	Rock Type	Gold Grade			Est. Au	Met Tests						Mass	Est.
				High	Med	Low	grade gpt	Char.	Grnd Cal	Grav	Flot	CN	for MC	Required kg	Mass kg
				2			3.16 7.87	2	4	4	4	2	10	30	32.06 32.10
		Prim (6)	SS-P-M- A-D-O (6)		2		2.21 1.96							30	31.42 32.25
						2	090 0.91							30	31.53 35.45
				1			4 00	2	4	4	4	2	10	30	32 26
			SS (3)		1		228							30	3246
						1	087							30	32 83
				1			12.10	2	4	4	4	2	10	30	33.26
			P (3)		1		1.92							30	33 45
						1	102							30	33 90
	Fresh (27)	Prim + Sec (15)		1			3.69	2	4	4	4	2	10	30	30.27
			M(3)		1		1.85							30	30.31
						1	096							30	3311
Boto 2 [33]				1			3.27	2	4	4	4	2	10	30	31.59
			Agg (3)		1		2.64							30	34.26
						1	1.10							30	34 38
				1			3.68	2	4	4	4	2	10	30	31.59
			D (3)		1		1.55							30	31.14
						1	0.91							30	31 14
				2			3.17 3.10	2	4	4	4	2	10	30	33.38 29.96
		Sec (6)	SS-P-M- A-D-O (6)		2		1.80 2.06							30	33.59 33.39
						2	0.94 1.08							30	33.67 33.19
		Prim + Sec (3)		1			4.41	2	4	4	4	2	10	30	34.20
	SAP (3)				1		262							30	33 70
						1	1.45							30	30 75
				1			5 94	2	4	4	4	2	10	30	38.40
	SPK (3)	Prim (3)			1		1.62							30	32.40
						1	1 29							30	34 60

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Échantillons de variabilité pour les essais de récupération pour Boto 5

Les échantillons de variabilité pour les essais de récupération pour Boto 5 sont présentés au Tableau 13.8.

Tableau 13.8      Échantillons de variabilité pour les essais de récupération (Boto 5)

Deposit	Material Type	Structure	Rock Type	Gold Grade			Est, Au grade	Met Tests						Mass	Est.
				High	Med	Low	gpt	Char.	Grnd Cal	Grav	Flot	CN	for MC	Required Kg	Mass kg
	Fresh (2)	Blend	All	1			2.17	2	4	A	4	2	10	30	30.13
						1	0.70	2	4	A	4	2	10	30	25.28
Boto 5(7)				1			3.25	2	4	A	4	2	10	30	32.00
	SAP (3)	Blend	All		1		1.89	2	4	A	4	2	10	30	33 60
						1	0.97	2	4	A	4	2	10	30	37.00
	SPK (2)	Blend	All	1			3.97	2	4	A	4	2	10	30	22.59
						1	0.83	2	4	A	4	2	10	30	25.40

Toutes ces séries d’échantillons ont été vérifiées visuellement à l’aide du logiciel GEMS afin d’assurer que les échantillons aient une répartition géographique appropriée et qu’ils fassent bien partie du plan d’exploitation.

Préparation

Les trois composites maîtres (MC-1, MC-2 et MC-3) ont été préparés à partir des échantillons de variabilité présentés dans la liste détaillée du Tableau 13.9. Chaque échantillon de variabilité a été concassé à moins de dix mailles et divisé en petits lots égaux.

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Tableau 13.9      Échantillons de variabilité composant les composites utilisés pour les essais

Composite	Échantillon	Endroit	Lithologie
	R07	Malikoundi	Roche (Sandstone)
	R08	Malikoundi	Roche (Sandstone)
	R09	Malikoundi	Roche (Sandstone)
	R10	Malikoundi	Roche (Pélite)
	R11	Malikoundi	Roche (Pélite)
	R12	Malikoundi	Roche (Pélite)
	R13	Malikoundi	Roche (Marble)
	R14	Malikoundi	Roche (Marble)
	R15	Malikoundi	Roche (Marble)
	R16	Malikoundi	Roche (Agglomera)
MC-1	R17	Malikoundi	Roche (Agglomera)
	R18	Malikoundi	Roche (Agglomera)
	R19	Malikoundi	Roche (Diorite)
	R20	Malikoundi	Roche (Diorite)
	R21	Malikoundi	Roche (Diorite)
	R22	Malikoundi	Roche (Secondary-blend)
	R23	Malikoundi	Roche (Secondary-blend)
	R24	Malikoundi	Roche (Secondary-blend)
	R25	Malikoundi	Roche (Secondary-blend)
	R26	Malikoundi	Roche (Secondary-blend)
	R27	Malikoundi	Roche (Secondary-blend)
	R01	Malikoundi	Roche (Primary-blend)
	R02	Malikoundi	Roche (Primary-blend)
	R03	Malikoundi	Roche (Primary-blend)
MC-2	R04	Malikoundi	Roche (Primary-blend)
	R05	Malikoundi	Roche (Primary-blend)
	R06	Malikoundi	Roche (Primary-blend)
	R34	Boto5	Roche (blend)
	R35	Boto5	Roche (blend)
	R36	Boto5	Saprolite (blend -Albitite)
	R37	Boto5	Saprolite (blend)
MC-3	R38	Boto5	Saprolite (blend)
	R39	Boto5	Transition (blend)
	R40	Boto5	Transition (blend - Albitite)
	R28	Malikoundi	Saprolite
	R29	Malikoundi	Saprolite
Not part of a	R30	Malikoundi	Saprolite
master comp	R31	Malikoundi	Transition
	R32	Malikoundi	Transition
	R33	Malikoundi	Transition

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Analyse des échantillons

Le contenu de chaque échantillon de variabilité et des trois composites a été analysé et les résultats sont montrés dans le Tableau 13.10 en ce qui concerne les analyses de l’or (« Gold screened metallic assays ») et dans le Tableau 13.11 pour les autres analyses d’éléments constituant les échantillons (ICP-Scan).

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Tableau 13.10             Analyses de l’or (« Gold screened metallic assays »)

	Wt Avg	SGS (Calc)	+ 150Mesh		-150 Mesh			% Au Distribution
Comp	from	Head,	%		%	Au, g/t		+150	-150
	Geostat	Au, g/t	Mass	Au, g/t	Mass	a	b	Mesh	Mesh
Master Conposites
MC-1		2.63	2.93	1.72	97.1	A2.70	2.61	1.92	98.1
		2.54	2.71	3.00	97.3	2.49	2.56	3.20	96.8
MC-2		3.81	3.07	6.14	96.9	3.78	3.69	4.95	95.0
		4.20	2.36	10.1	97.6	4.12	3.99	5.66	94.3
MC-3		1.65	2.04	2.65	98.0	1.75	1.51	3.27	96.7
Variability Samples
R-O1	3.16	4.00	2.67	1.76	97.3	4.27	3.85	1.18	98.8
R-02	7.87	10.3	2.27	9.99	97.7	10.4	10.3	2.20	97.8
R-03	2.21	2.34	1.78	1.27	98.2	2.51	2.20	0.97	99.0
R-04	1.96	1.79	2.29	1.16	97.7	1.85	1.75	1.49	98.5
R-05	0.9D	0.90	2.58	0.59	97.4	0.91	0.91	1.69	98.3
R-06	0.91	8.51	0.56	85.0	99.4	7.40	8.76	5.56	94.4
R-07	4.00	4.25	2.81	2.2	97.2	4.35	4.26	1.45	98.5
R-08	2.28	2.05	2.54	1.37	97.5	2.07	2.06	1.70	98.3
R-09	0.87	0.82	3.20	0.46	96.7	0.84	0.83	1.83	98.2
R-10	12.1	14.1	3.00	8.11	97.0	14.4	14.2	1.72	98.3
R 11	1.92	1.77	2 42	0 93	97.6	1.05	1.64	1 27	98 7
R-I2	1.02	0.86	1.36	0.55	98.6	0.87	0.86	0.87	99.1
R-13	3.69	4.79	2.81	4.09	97.2	5.00	4.63	2.39	97.6
R-14	1.85	1.53	2.77	3.32	97.2	1.41	1.54	6.02	94.0
R-15	0.96	0.86	3.14	1.00	96.9	0.81	0.91	3.63	96.4
R-16	3.27	3.40	3.26	3.15	96.7	3.11	3.71	3.02	97.0
R-17	2.64	3.34	2.77	1.67	97.2	3.32	3.46	1.39	98.6
R-18	1.10	1.42	2.67	0.85	97.3	1.43	1.44	1.60	98.4
R-19	3.68	2.61	3.30	1.52	96.7	2.61	2.68	1.92	98.1
R-20	1.55	0.86	2.30	0.78	97.7	0.87	0.85	2.09	97.9
R-21	0 91	0.83	3 16	249	96.8	0.76	0.79	9 .50	90 5
R-22	3.17	3.37	2.04	0.37	98.0	3.38	3.48	0.22	99.8
R-23	3.10	2.98	3.17	2.18	96.8	3.01	3.01	2.32	97.7
R-24	1 80	1.17	4.01	1.12	96.0	1.21	1.13	3 85	96. 2
R-25	2.06	1.74	3.26	0.38	96.7	1.95	1.62	0.71	99.3
R-26	0.94	0.99	0.82	3.18	99.2	0.93	1.01	2.64	97.4
R-27	1.08	1.09	1.60	0.22	98.4	1.09	1.11	0 33	99 7
R-28	4.41	4.40	2.01	4.19	98.0	4.41	4.40	1.91	98.1
R-29	2.62	2.44	1.10	2.22	98.9	2.45	2.43	1.00	99.0
R-30	1 45	0.92	2 30	0 34	97 7	0.92	0 95	085	99.1
R-31	5.94	12.8	2.73	61.6	97.3	10.8	12.1	13.1	80.9
R-32	1.62	2 .13	3.01	1.70	97.0	2.14	2.15	2.40	97.6
R-33	1.29	2.42	2.50	1.65	97.5	2.59	2.29	1.71	98.3
R-34	2.17	3.78	3.73	0.24	96.3	4.04	3.80	0.24	99.8
R-35	0.70	1.16	4.31	14.9	95.7	0.57	0.52	55.2	44.8
R-36	1.89	1.97	1.90	6.63	98.1	1.68	2.07	6.40	93.6
R-37	3.25	1.46	3.43	1.41	96.6	1.47	1.45	3.31	90.7
R-38	0.97	1.17	2.78	1.61	97.2	1.24	1.08	3.81	96.2
R-39	3.97	2.59	3.40	2.00	96.6	2.96	2.27	2.62	97.4
R-40	0 83	1.29	3 84	3 92	96.2	1.09	1.28	11.7	88 3

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Tableau 13.11             ICP – Scan des composites testés

Element	Composite
	MC-1	MC-2	MC-3
Quanritative Analyses
Au g/t	2.59*	4.01*	1.65
Cu %	0.93	1.58	1.27
Zn %	0.77	1.52	1.20
Fe2+ %	0.00	0.01	0.02
Fe3+ %	< 0.002	0.006	0.011
ST%	2.72	1.09	0.13
S=%	0.07	0.43	0.13
Semi-Quantitative ICP Scan
Ag g/t	<2	<2	<2
Al g/t	58,200	69,400	144,000
As, g/t	< 30	< 30	< 30
8 a g/t	171	148	66.9
8e g/t	0.84	1.10	1.18
Bi g/t	< 20	< 20	< 20
Ca g/t	55,200	24,800	1,360
Cd g/t	<2	< 2	< 2
Co g/t	24	35	65
Cr g/t	92	126	182
Fe, g/t	55,200	42,900	30,100
K g/t	6,210	7,880	1,730
Li g/t	< 20	<20	<20
Mg g/t	33,400	20,300	3,550
Mn g/t	729	314	65
Mo g/t	< 10	< 10	< 10
Na g/t	32,600	29,200	4,980
Ni g/t	41	78	110
P g/t	549	500	194
Pb g/t	< 50	< 50	<50
Sb g/t	< 10	< 10	< 10
Se g/t	< 30	< 30	< 30
Sn g/t	< 30	< 30	< 30
Sr g/t	90.3	74.3	37.7
Ti g/t	2,460	2,730	6,040
n g/t	< 30	< 30	< 30
U g/t	< 20	<20	< 20
V g/t	78	81	137
Y g/t	10.5	12.4	18.5
Zn g/t	14	72.0	108

Minéralogie des composites

Chaque composite maître a été soumis à une caractérisation minéralogique et une étude de la distribution de l’or à partir de ces associations (QEMSCAN et XRD). Les principales conclusions sont présentées dans le Tableau 13.12.

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Tableau 13.12 Résumé de la minéralogie par QEMSCAN

Mineral		MC-1	MC-2	MC-3
Mineral Mass (%)	Pyrite	3 38	1.89	1.55
	Other Sulphides	002	0.00	0.02
	Quartz	29.1	17.2	17.7
	K-Feldspar	0 78	0.54	0.08
	Plagioclase	31 9	33 7	6.07
	Tourmaline	2.07	1.30	3.13
	Muscovite/lllite	6 19	4.24	1.90
	Biotite	3.10	3.70	0.39
	Chlorite	7.41	7.03	1.43
	Kaolinite	407	1.47	64.1
	Other Micas/Clays	D 41	0.60	0.44
	Other Silicates	0 38	1.43	0.09
	Fe-Oxides	0.98	2.51	1.24
	Other Oxides	0 78	0.78	1.63
	Calcite	1.98	3.47	0.03
	Ankente/Dolomite	7.02	19.6	0.03
	Apatite	D 30	0.34	0.00
	Other	0.16	0.12	0.08

Note: Other Sulphides include chalcopyrite and pentlandite

Les échantillons MC-1 et MC-2 avaient des assemblages de minéraux similaires avec une quantité importante (32-34%) de plagioclase, feldspath et une quantité modérée (17-29%) de quartz, mais l’échantillon MC-1 contenait une quantité plus élevée de carbonates (≈ 24%) que l’échantillon MC-2 (≈ 9%), principalement en dolomite / ankérite, et moins en calcite. L’échantillon MC-3 contenait une quantité importante de kaolinite (≈ 64%). Les sulfures se présentent principalement sous la forme de pyrite dans les trois échantillons (1,6 à 3,4%). Les trois échantillons contenaient environ 1% à 2,5% d’oxydes de fer (principalement sous la forme d’hématite).

L’étude minéralogique de la distribution de l’or a été réalisée sur des échantillons ayant une granulométrie P80 de 150 µm. Des analyses chimiques ont également été utilisées pour déterminer la distribution de l’or par catégorie et par minéraux d’or associés dans les fractions préconcentrées, et pondérées par la suite pour l’échantillon global. Un résumé des résultats de la distribution de l’or est présenté au Tableau 13.13.

Le principal minéral d’or identifié dans les trois échantillons était de l’or natif (Au > 75%, Ag < 25%). L’abondance d’or natif pour MC-1, MC-2 et MC-3 était respectivement de 98%, 64% et 97%. Une quantité importante (≈ 35%) de calavérite (AuTe2) a également été identifiée dans l’échantillon MC-2; mais seulement des traces (< 2%) de calavérite ont été identifiées dans les échantillons MC-1 et MC-3. MC-3 contient également des traces de minéraux d’Au-Te-Bi. La dimension moyenne des grains d’or pour MC-1, MC-2 et MC-3 était respectivement de 5,6 µm, 6,4 µm et 5,5 µm.

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Tableau 13.13             Résumé des caractéristiques minéralogiques des minéraux d’or

Comp	Au Grade g/t	Au Distribution by Association		Size Range pm	Average Size, pm	Au-Mineral Abundance	Minerals Associated with Exposed and Locked Au-Minerals
MC-1	2.55	Liberated Exposed Locked	83.0 17.0	0.6 - 72.1 0.6 - 16.3 0.6 - 15.5	10.3 2.9 2.6	Gold (98%). Calaverite (1%). other (1%)	pyrite 69%, quartz 9%, pyrite/silicate 4%, Fe oxide/quartz 4%, Fe oxide 4%, dolomite/Fe oxide 3%, silicate/Fe oxide 2%, Fe oxide/silicate 1%. dolomite 1%, silicate/quatrz 1% silicate/dolomite 1% and other <1%.
			100.0	0.6 - 72.1	5.6
MC-2	3.78	Liberated Exposed Locked	80.3 19.7	0.6 - 146 0.6 - 108 0 6 - 12 6	16.0 7 1 2.0	Gold (64%), Calaverite (35%), other (1%)	galena 42%, pyrite 28%. altaite 11%,silicate 10%, quartz 5%, Bi-Pb-Te 1%. Fe oxide 1%, silicate/ilmenite 1%. and other <1%.
			100.0	0.6 - 146	64
MC-3	1.64	Liberated Exposed Locked	74.9 25.1	0.6 - 98.8 0.6 - 59.5 0.6 - 14.0	10.6 4.7 2.3	Gold (97%). Au-Te-Bi (2%), Calavente (1%)	Fe oxide 42%, pyrite 30%. Bi-Pb-Te 16%, silicate 10%, pyrite/anhydrite 1% and other 1% ..
			100.0	0.6 - 98.9	5.5

13.2.2 Essais de broyabilité

Une étude de broyabilité a été réalisée sur des échantillons de carottes de forage provenant du projet Boto. Un total de 39 échantillons de variabilité représentant quatre types de roche, ainsi que trois composites, ont été soumis à des essais de broyabilité. Le Tableau 13.14 présente les résultats de ces essais sur les différents types de roche.

Tableau 13.14             Résumé des essais de broyabilité par type de roche

RockType		Relative Density	JK Parameters			Work Indices (kWh/t)				Ai
			A x b2	Hardness percentile	SCSE	CWi	BWi3	BWi4	Hardness percentile	(g)	Percentile of abrasivity
Fresh Rock	Average Minimum Maximum	2.74 2.54 2.86	37.1 26.0 51.7	70 41 93	10.57 8.85 12.47	14.1 11.4 17.7	19.1 13.8 23.8	-	90 44 98	0.464 0.184 0.823	78 38 95
Saprolite	Average	-	-			-	9.5	3.2		0.023
Saprock	Average	2.54	78.7	18	7.40	-	9.9	-		0.060
Mottled-Zone	Average	-				-	11.3	-		-0.003
Total/Overall		2.74	40.5	-	10.25	-	16.6	-	-	0.342	-

2 A x b from SMC

3 Direct Measured Work Index

4 Recalculated Work Index

Les échantillons de roches fraîches ont généralement été caractérisés comme moyens à durs en ce qui concerne la résistance à l’impact de rupture (A x b), avec des valeurs allant de 26,0 à 51,7 et une moyenne de 37,1 (moyennement dur). Le BWi effectué à partir des échantillons de roche fraiche est généralement classé dans la gamme de modérément dur à très dur selon la base de données de SGS, soit une moyenne de 19,1 kWh/t (dur).

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Ces échantillons sont classés comme moyennement à très abrasifs avec une moyenne de 0,464 g en termes de Ai. La variabilité dans les résultats des tests des échantillons de roche fraiche était modérée.

Les échantillons des trois autres types de roche ont été déterminés comme étant beaucoup plus mous pour le BWi et significativement moins abrasif, soit de très doux ou légèrement abrasif selon la base de données de SGS. Le fort contenu en argile des échantillons de saprolite a donné lieu à un BWi extrêmement faible, avec une moyenne de 3,2 kWh/t. Le seul échantillon testé de type roche de transition a été classé comme mou en termes de A x b, et a été le plus mou des échantillons soumis pour le test SMC parmi les 24 échantillons testés. Cependant, il est recommandé qu’un exercice géostatistique soit mené ultérieurement pour s’assurer que les résultats d’essais de broyabilité soient suffisants pour bien représenter les premières années d’exploitation.

13.2.3	Essais de séparation gravimétrique

Un essai de récupération gravimétrique de l’or plus poussé (« Extended Gravity Recoverable Gold (E-GRG) ») a été mené sur les composites MC-1 et MC-2. Le but du test E-GRG est de caractériser la disposition du minerai à réagir au mode de séparation gravimétrique et à fournir les données nécessaires pour modéliser un circuit de broyage avec gravimétrie. Le nombre GRG a été calculé en combinant la distribution globale d’or de tous les produits concentrés. Les résultats E-GRG sont donnés dans le Tableau 13.15.

Tableau 13.15         Résultats des essais E-GRG

Comp	Grind Size	Product	Mass		Assay	Au Dist’n
Test No.			grams	%	Au. g/t	%
MC-1	P80 = 575 µm	Stage 1 Conc	85.9	0.44	34.1	6.1
EGRG-2		Stage 1 Tail (sample)	178	091	2.47	0.91
	P80 = 280 µm	Stage 2 Conc	83	0.43	45.4	7.8
		Stage 2 Tail (sample)	197	1.01	2.31	0.94
	P80 = 81 µm	Stage 3 Conc	102	0.53	54.1	11.5
		Final Tail	18,793	96.7	1.87	72.8
		Head (calc)	19,438	100.0	2.48	100.0
		Comb Knelson Conc	271	1.39	45.1	25.3
MC-2	P80 = 635 µm	Stage 1 Conc	67.6	0.35	404	29.4
EGRG-1		Stage 1 Tail (sample)	190	0.99	3.96	0.81
	P80 = 309 µm	Stage 2 Cone	84	0.44	109	9.8
		Stage 2 Tail (sample)	263	1.37	3.64	1.03
	P80 = 77 µm	Stage 3 Cone	98	0.51	80.7	8.5
		Final Tail	18,534	96.3	2.53	50.4
		Head (calc)	19,237	100.0	4.83	100.0
		Comb Knelson Conc	250	1.30	178	47.8

Les GRG pour le MC-1 et MC-2 sont 25,3 et 47,8 respectivement. Les résultats montrent que MC-2 contient plus d’or libre que MC-1 et que l’or libre est plus grossier dans le MC-2.

Des essais standards de séparation gravimétrique (Knelson/Mozley) ont été réalisés sur les trois composites afin de générer du matériel pour les essais de cyanuration et les essais environnementaux. Les résultats sont présentés dans le Tableau 13.16.

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Tableau 13.16         Résultats des essais de séparation gravimétrique standard

	Test	Grind	Gravity Concentrate			Tailing	Head
Comp	No.	P80	Wt	Assay	Au Rec’y	Assay	Au, g/t
		µm	%	Au. g/t	%	Au. g/t	Calc.	Direct
MC-1	G-2	118	0.017	1726	12.2	2.14	2.43	2.58
MC-1	G-45	69	0.175	221	16.4	1.97	2.35	2.58
MC-2	G 1	111	0 014	5506	211	2.97	3.77	4.00
MC-2	G44	86	0.140	693	26.5	2.69	3.66	4.00
MC-3	G-3	68	0.011	2007	26.3	1.23	1.66	1.65
MC-3	G-46	49	0 188	235	27 2	1.18	1.62	1.65

La récupération de l’or provenant des composites MC-1 et MC-2 a été approximativement la moitié du maximum prédit par la méthode E-GRG. Une augmentation de la quantité de matériel retenu dans le concentré dans les essais G-44 à G-46 a entrainé un accroissement de la récupération de l’or.

13.2.4	Essais de cyanuration intensive sur le concentré de gravimétrie

Les concentrés gravimétriques des essais G-44 à G-46 ont été lixiviés avec des conditions de cyanuration intensive (10% solide en bouteille, lixiviation 20 g/L NaCN, pH 11 pour 48 heures). La solution a été échantillonnée après 24 heures. Les résultats des essais sont démontrés dans le Tableau 13.17. L’extraction finale de l’or a été de 98,1% à 98,9% et l’analyse des échantillons à 24 h de la solution enrichie a indiqué que la cyanuration était complète après cette période de 24 heures.

Tableau 13.17         Résultats des essais de cyanuration intensive effectués sur les concentrés de gravimétrie

			Reagents,kg/t of CN Feed				Au Extraction, %			Head
Comp	Test No.	P80 µm	Addition		Consumption				Residue Au, g/t	(calc)
			NaCN	CaO	NaCN	CaO	24 h	48 h		CN
MC-1	CN-85	69	195	0.87	28.5	<0.1	99	98.1	4 21	221
MC-2	CN-84	86	190	1.71	28.1	0.23	99	98.9	7.90	692
MC-3	CN-86	49	194	0.16	28.3	<0.1	99	98 8	2.77	235

13.2.5	Essais de cyanuration sur le rejet de gravimétrie

Les essais de cyanuration ont été menés de façon à pouvoir investiguer l’effet qu’aura la finesse de broyage, la préaération, l’ajout de nitrate de plomb, la concentration de cyanure, le temps de cyanuration, l’oxygène et le

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pH sur taux d’extraction de l’or, la cinétique de cyanuration et la consommation de réactifs. Les résultats des essais sont résumés dans le Tableau 13.18.

Les essais de cyanuration de l’or sur les rejets de gravimétrie montrent une récupération variant de 71 à 95% selon les zones et la granulométrie de broyage et ce, pour tous les essais confondus de MC-1, MC-2 et MC-3. De façon générale, les minerais démontrent une sensibilité au niveau de la finesse de l’ordre pouvant aller jusqu’à 10% d’augmentation sur la récupération. La Figure 13.2 illustre bien ce phénomène en montrant l’effet de la finesse de granulométrie sur la teneur du rejet.

Figure 13.2                Teneur de rejet de cyanuration en fonction de la finesse de granulométrie

À partir des essais menés sur les trois composites (MC-1, MC-2 et MC-3), les observations suivantes sont faites :

•	L’extraction de l’or augmente avec la finesse de broyage, de l’ordre de 10 % de plus sur la récupération.

•	La cyanuration serait complétée après 48 heures.

•	L’ajout d’une étape de préaération a pour effet d’abaisser la consommation de cyanure jusqu’à 50 % et même davantage selon la zone.

•	L’ajout de nitrate de plomb semble avoir pour effet d’augmenter la cinétique de cyanuration, mais après 24 heures ne semble pas avoir d’effet significatif sur l’extraction de l’or.

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•

L’utilisation de l’oxygène dans la cyanuration n’a pas montré de bénéfice sur l’extraction de l’or ou sur la cinétique de cyanuration de même que pour une augmentation de pH ou une augmentation de la concentration de cyanure.

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Tableau 13.18         Résumé des résultats des essais de cyanuration sur les rejets de gravimétrie

Composite	CN Test No.	CN Feed P80	Pre-Ox	Pre-Ox	NaCN Cone.	Lead nitrate	Pulp pH	Consommation		% Au Extraction / Recuperation									Teneur residu	Teneur Au, g/t
								NaCN	CaO	Cyanidation						Grav Sep	Grav + CN	Overall Norm1	Au	Calculee		Direct[2]
		(pm)	heures	Air/0?	g/L	g/t		kg/t	kg/t	4 h	6 h	24 h	48 h	72 h	96 h	%	%	%	g/t	CN	Grav.
	CN-4	118	0		0,5	0	10.5-1L0	0,35	0,56		72	80	82,4			12,2	84,6	84,20	0,38	2,16	2,40	2,58
	CN 12	76	16	air	0,5	0	10.5-1L0	0,05	1,53	66	76	86	S3	88	87,9	12,2	89,4	89,20	0,26	2,15
	CN-13	76	16	air	0,5	300	10.5-11.0	0,07	1,74	82	83	87	89	89	88,5	12,2	89,9	89,80	0,25	2,13
	CN-18	77	24	o2	0,75	300	11.7-12.0	0,05	2,35		82	86	88	88,4		12,2	89,8	89,80	0,25	2,11
	CN-13	77	24	O2	1,25	300	11.712.0	0,18	2,55		77	86	87	88,2		12,2	89,6	89,40	0,26	2,16
MC-1	CN-29[3]	77	0		0,75	0	10.5-110	0,58	0,8	69	88	84	92	89,4		12,2	90,7	90,80	0,22	2,07
	CN-27	58	12	O2	0,75	300	11.7-12.0	0,11	2,35	83	88	89	90	90,2		12,2	91,4	91,50	0,21	2,09
	CN 28	58	12	O2	1,25	300	11.7-12.0	0,16	1,67	83	85	87	88	89,9		12,2	91,1	90,80	0,22	2,17
	CN-35	67	0		0,75	0	11.7-12.0	0,54	1,43			90	90			12,2	91,2	91,00	0,22	2,14
	CN-36	67	0		1,25	0	11.7-12.0	0,78	1,2			90	90,3			12,2	91,5	91,00	0,22	2,23
	CN-5	45	0		0,5	0	10.5-11.0	0,5	0,83		84	93	92			12,2	93	92,90	0,17	2,13
	CN-6	41	0		0,5	0	10.5-1L0	0,55	0,86		75	92	93,9			12,2	94,6	94,60	0,13	2,12
	CN-1	111	0		0,5	0	10.5-11.0	0,31	0,73		52	65	70,7			21,1	76,9	76,80	0,87	2,97	3,74	4,00
	CN 10	82	16	air	0,5	0	10.5-11.0	0,13	1,52	46	60	72	78	80	81,8	21,1	85,6	85,20	0,56	3,04
	CN-11	82	16	air	0,5	300	10.5-11.0	0,11	1,61	53	58	71	78	79	80,2	21,1	84,4	84,10	0,60	3,01
	CN-16	80	24	O2	0,75	300	11.7-12.0	0,18	2,63		64	80	82	82,4		21,1	86,1	86,20	0,52	2,93
	CN-17	an	24	O2	1,25	300	11.7-12.0	0,21	2,53		66	80	81	83,1		21,1	86,7	86,90	0,49	2,9
	CN-22	82	12	O2	1,5	300	11.7-12.0	0,27	2,08	61	68	78	82	82,2		21,1	86	86,20	0,52	2,89
	CN-23	83	12	O2	2	300	11.7-12.0	0,33	2,41	60	67	79	82	82,8		21,1	86,4	85,60	0,54	3,13
MC-2	CN-43	82	20	O2	0,75	0	10.5-11.0	0,14	0,45		56	71	75,7			21,1	80,9	80,60	0,73	2,99
	CN-26[3]	74	0		0,75	0	10.-11.0	0,57	0,73	43	63	72	83	83,4		21,1	86,9	87,00	0,49	2,92
	CN-24	59	12	O2	1,5	300	11.7-12.0	0,27	2,05	63	70	80	84	84,7		21,1	87,9	88,90	0,42	2,7
	CN-25	59	12	O2	2	300	11.7-12.0	0,33	2,44	64	72	82	86	86,1		21,1	89,1	89,20	0,41	2,92
	CN-33	59	0		0,75	0	11.7-12.0	0,53	1,58			83	85			21,1	88,2	87,60	0,47	3,1
	CN-34	59	0		1,25	0	11.7-12.0	0,78	1,85			83	85,6			21,1	88,7	88,20	0,44	3,06
	CN-2	48	0		0,5	0	10.5-11.0	0,48	0,79		48	66	79,6			21,1	83,9	83,40	0,62	3,04
	CN-3	40	0		0,5	0	10.5-11.0	0,69	0,89		24	62	81,2			21,1	85,1	85,00	0,56	2,97
	CN-14	82	16	air	0,33	0	10.5-11.0	0,13	2,79	56	71	87	92	80	90,3	26,3	92,8	92,80	0,12	1,24	1,41	1,65
	CN-13	82	16	air	0,33	300	10.5-LL0	0,09	2,89	77	81	76	93	78	89,9	26,3	92,6	92,50	0,13	1,24
	CN-20	72	24	O2	0,75	300	11.7-12.0	0,26	3,86	16	34	74	82	82,7		26,3	87,3	87,40	0,21	1,21
MC-3	CN-21	72	24	O2	1,25	300	11.7-12.0	0,28	3,81	28	55	83	88	88,1		26,3	91,2	91,60	0,14	1,18
	CN-7	68	0		0,5	0	10.5-11.0	0,78	1,57		70	83	89,5			26,3	92,3	92,50	0,13	1,2
	CN-8	32	0		0,5	0	10.5-11.0	1,19	1,9		70	73	93,8			26,3	95,5	95,50	0,08	1,21
	CN-9	27	0		0,5	0	10.5-11.0	1,52	2,08		55	67	95,4			26,3	96,6	96,40	0,06	1,3

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Il est attendu que la différence dans le résultat de MC-2 par rapport à celui de MC-1 est essentiellement un reflet de la teneur plus élevée en tellure contenue dans le composite MC-2.

L’examen minéralogique de quelques rejets provenant d’essais sur le composite MC-2 a montré que l’or était présent comme or natif (48%), calavérite (49%), et Au-Te-Bi (3%). Cela représente une augmentation de la quantité d’or présent dans la cavalérite dans le minerai (39%). Les grains d’or libérés et exposés représentaient 9 % de l’or et la taille moyenne du grain était de 14 µm, tandis que 91 % de l’or restant était en inclusion et la taille moyenne du grain était de 2 µm.

Des essais en parallèle ont été effectués sur chacun des échantillons identifiés dans le Tableau 13.15 avec et sans charbon pour permettre de déterminer si des éléments carbonés contenus dans le minerai pouvaient absorber l’or dans la pulpe (phénomène connu sous le nom de («vol de solution»). Les résultats sont présentés dans le Tableau 13.19 et aucun échantillon n’illustre ce phénomène.

Tableau 13.19            Essais comparatifs entre cyanuration et CIL

Comp	Test No.	P80 pm	Carbon g/L	Au Extr’n %	Residue Au, grt	Head (calc) Au, grt
MC-1	CN-19	77	0	88.2	0.26	2.16
MC-1	CN-31	82	10	88.1	0.26	2.14

MC-2	CN-17	80	0	83.1	0.49	2.90
MC-2	CN-30	77	10	82.2	0.53	2.97

MC-3	CN-21	82	0	88.1	0.14	1.18
MC-3	CN-32	82	10	91.1	0.11	124

13.2.6	Récupération globale de l’or

La récupération globale de l’or par séparation gravimétrique, cyanuration intensive du concentré de gravimétrie et la cyanuration du rejet de gravimétrie est résumée dans le Tableau 13.20 pour les trois composites (MC-1, MC-2 et MC-3). Les résultats sont basés sur les essais en vrac menés pour générer du matériel pour les essais environnementaux.

Tableau 13.20            Résultats globaux des essais en vrac

	Grind	Grav	Gravity Concentrate			Cone Int. Cyanidation			Tailing Cyanidation			Comb Au
Comp	Pso	Test	Wt	Assay	Au Rec’y	Test	Au Extr’n	Oa’II Au	Test	Au Extr’n	Oa’II Au	Recovery
	|im	No,	%	Au, g/t	%	No.	%	Rec’y	Nlo.	%	Rec’y*	%
MC-1	69	G-45	0.175	221	16.4	CN-85	98.1	16.1	CN-88	88.8	74.5	90.6
MC-2	86	G-44	0.140	693	26.5	CN-84	‘98.9	26.2	CN-87	81.1	59.8	86.1
MC-3	49	G-46	0.188	235	27.2	CN-86	98.8	26.9	CN-89	64.4	47.1	74.0
									CN-20	82.3	60.2	87.1

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La récupération globale pour MC-1 et MC-2 était de 90,6 % et 86,1 % respectivement. Pour MC-3, la récupération globale était seulement de 74% dans le test en vrac en raison de la mauvaise extraction de l’or dans le rejet cyanuré. Il est attendu que la faible extraction de l’or est due à la nature très visqueuse de la pulpe et en partie à la finesse des particules (49 µm) et au contenu élevé en argile fourni par l’échantillon de saprolite. Pour cette raison, l’essai en bouteille (CN-20) a été utilisé avec un P80 de 82 µm soit une granulométrie plus grossière pour donner une récupération globale de 87,1%.

13.2.7	Essais de variabilité pour la récupération

Les conditions retenues pour les essais de variabilité sont les suivantes: une préaération (50% solide, pH de 11,7-12, ajout d’O2, 20 heures) et une cyanuration (0,75 g/L NaCN, pH de 11,7-12, sans injection d’O2 et 48 heures). Le résumé des résultats obtenus est présenté au Tableau 13.21.

La récupération de l’or par la séparation gravimétrique oscille entre 8,1% et 65,5% avec une moyenne de 21,2% sur tous les échantillons confondus.

L’extraction de l’or par une cyanuration du rejet gravimétrique varie de 70,9% à 96,3% pour donner une moyenne de 86,9%.

Cela amène une extraction globale moyenne de l’or (séparation gravimétrique + cyanuration du rejet gravimétrique) à 89,6% avec une variation entre 76,8% et 98,0%.

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Tableau 13.21             Résultats des essais de cyanuration et des récupérations globales obtenues pour les

échantillons de variabilité

				Reactifs, kg/t par CN Feed				% Au Extraction/Recuperation
				Addition		Consommation		Cyanidation (unit)					Teneur residu	Teneur
Echantillon	Comp*	Test No.	Grind P80 pm	NaCN	CaO	NaCN	CaO	6 h	24 h	48 h	Grav Sep	Grav + CN	Au g/t	Au, g/t CN ca
R01	MC-2	CN-65	76	1,00	3,82	0,08	2,79	87	88		27,9	94*5	0,22	2,91
R02	MC-2	CN-7S	96	0,83	2,63	0,07	2,19	62	70		9,8	76*	2,11	8,22
R03	MC-2	CN-47	SO	0,88	2,37	0,06	1,96	83	85	874	23,1	90*	0,21	1,58
R 04	MC-2	CN-59	86	0,89	3,57	0,10	2,88	79	86		19,0	874	0,25	1,57
ROB	MC-2	CN-66	93	0,81	2,24	0,01	1,84	79	82	8i*	11,3	83*	0,15	0,81
R06	MC-2	CN-71	74	0,79	3,17	0,05	2,89	57	65	70,9	23,0	77*	1,40	4,79
R07	MC-1	CN-67	82	0,75	2,59	0,06	2,24	76	81	83*	13,2	85*	0,54	3,30
ROS	MC-1	CN-75	77	0,83	2,72	0,14	2,28	74	84	84*9	37,7	90*	0,14	0,92
R 09	MC-1	CN-46	8O	1,18	2,14	0,24	1,86	66	77	82,5	26,2	874	0,11	0,60
R10	MC-1	CN-48	76	1,05	3,05	0,33	2,83	81	84	89,6	14,1	n*	1,09	10,40
R 11	MC-1	CN-49	75	0,90	2,19	0,05	1,95	84	82	85,7	23,0	89.0	0,21	1,47
R 12	MC-1	CN-62	63	0,82	2,59	0,03	2,05	83	87	87,6	48,8	93.7	0,09	0,69
R13	MC-1	CN-77	42	0,78	3,28	0,06	2,84	91	94	93,7	29,3	95.5	0,19	2,92
R 14	MC-1	CN-69	89	0,80	2,20	0,04	1,79	81	83	83.5	26,6	87*	0,17	1,00
R 15	MC-1	CN-54	72	0,83	2,46	0,05	2,06	83	84	854	26,7	89.1	0,12	0,81
R 16	MC-1	CN-64	73	0,77	3,04	0,08	2,78	83	84	86.3	25,2	89,7	0,32	2,33
R 17	MC-1	CN-60	72	0,85	2,67	0,02	2,11	85	88	91.3	18,4	92*	0,25	2,87
R18	MC-1	CN-52	97	0,76	2,44	0,03	2,07	80	84	84.3	15,4	86.7	0,19	1,21
R 19	MC-1	CN-6S	64	0,84	2,30	0,06	1,98	81	84	85,5	14,0	87.5	0,29	2,00
R20	MC-1	CN-74	79	0,85	2,60	0,08	2,17	73	79	79.8	10,6	81.9	0,16	0,77
R 21	MC-1	CN-70	68	0,85	2,88	0,06	2,29	30	85	85.8	19,3	88.5	0,09	0.60
R22	MC-1	CN-63	75	0,78	2,73	0,06	2,38	76	85	874	8,7	88.2	0,36	2,74
R23	MC-1	CN-57	73	0,83	3,23	0,04	2,70	87	88	90,5	15,8	92*	0,25	2,53
R 24	MC-1	CN-76	93	0,86	2,56	0,06	2,12	72	79	81.5	11,6	83.7	0,26	1,41
R 25	MC-1	CN-50	73	0,84	2,60	0,06	2,20	80	85	86,3	13,7	B8.2	0,19	1,35
R26	MC-1	CN-51	81	0,82	2,15	0,05	1,84	84	86	87,9	20,0	90.3	0,09	0,70
R27	MC-1	CN-73	73	0,50	2,89	0,05	2,42	81	84	84.9	18,1	87*	0,14	0,93
R 28		CN-56	85	1,03	5,71	0,04	4,96	77	92	934	8,1	93.7	0,27	3,94
R 29		CN-61	36	1,07	6,15	0,03	5,22	76	95	96,3	10,6	96.7	0,06	1,50
R 30		CN-44	50	0,99	4,54	0,01	4,25	66	77	94.2	17,8	95.3	0,04	0,70
R 31		CN-55	79	1,03	7,11	0,06	6,55	57	88	89.4	18,9	91.4	0,85	7,96
R 32		CN-45	77	0,86	6,31	0,00	6,03	62	86	89,2	9,7	90.2	0,19	1,76
R 33		CN-72	80	0,91	7,88	0,00	7,61	76	87	89.9	27,1	92*	0,18	1,73
R 34	MC-2	CN-53	80	0,79	2,81	0,04	2,14	89	93	94.2	65,5	98*	0,06	1,03
R 35	MC-2	CN-79	69	1.57	6,55	0,07	5,51	82	83	84.4	24,2	88,2	0,09	0,55
R 36	MC-3	CN-80	20	1,01	2,92	0,05	2,25	65	76	85,8	23,7	89,2	0,18	1,23
R 37	MC-3	CN-81	86	1,37	4,72	0,52	4,01	80	86	84,5	12,8	86,5	0,20	1,29
R38	MC-3	CN-58	56	1/14	4,12	0,16	2,89	72	96	95,7	24,7	96,7	0,03	0,59
R 39	MC-3	CN-S2	77	1,09	6,17	0,31	5,85	78	74	90,1	33,9	93,5	0,17	1,72
R 40	MC-3	CN-83	78	1,27	3,81	0,38	3,41	87	91	92,7	20,9	94,3	0,09	1,17
Overall Average			74	0,93	3,55	0,11	3,06	77	84	86,9	21,2	89,6	0,30	2,17
MC-1 Average			75	0,85	2,63	0,08	2,24	80	84	86,1	20,8	88,9	0,25	1,98
MC-2 Average			82	0,95	3,40	0,14	2,78	77	81	83,6	25,5	87,0	0,56	2,58
MC-3 Average			63	1,18	4,35	0,29	3,68	77	85	89,8	23,2	92,0	0,13	1,22
* Master composite whichincludes “R” sample

À partir des résultats obtenus des essais de variabilité, une estimation des récupérations potentielles a été faite pour chaque type de roche inclus dans le plan d’exploitation. Ces estimations sont présentées dans le Tableau 13.22.

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Tableau 13.22       Estimation de la récupération par type de roche

Zone	Roche	Transition	Saprolite

Malikoundi	88,8	91,4	90,1

Boto 5	88,8	93,9	94,2

13.3	Essais de potentiel de génération acide

Les rejets de cyanuration provenant des échantillons de variabilité ont été soumis à une caractérisation environnementale. Deux essais statiques standards ont été réalisés, la titration acide-base (« ABA ») et la génération nette d’acide (« NAG »).

L’ABA permet de calculer le potentiel de neutralisation (NP) en quantifiant le soufre total, le soufre sulfuré, les concentrations de sulfates et la production potentielle d’acide (AP) laquelle est équivalente à l’oxydation de la concentration du sulfure de soufre. Le potentiel de neutralisant (NP) est également déterminé par cet essai en initiant une réaction avec un excès d’acide, puis nouvelle titration à pH final de 8,3 avec le NaOH. Le ratio de NP et AP définit le potentiel de l’échantillon à générer un drainage acide.

L’essai NAG fournit une confirmation du drainage acide de la roche sur la base d’une oxydation complète de la teneur en sulfures de l’échantillon. Cet essai est effectué en utilisant du peroxyde d’hydrogène pour réagir avec les sulfures. L’acide produit par la réaction est consommée par les carbonates ou autres consommateurs d’acide. Le pH de la solution est mesuré et le reste de l’acide est titré pour déterminer l’acide net généré par la réaction. Les résultats des essais ABA et NAG sont résumés dans le Tableau 13.23.

À partir de l’essai ABA, la moyenne des résultats des échantillons provenant du MC-1 et MC-2 est considérée comme non génératrice acide. Le NAG démontre également qu’ils ne sont pas générateurs d’acide. Par contre, les résultats des échantillons provenant de MC-3 sont générateurs d’acide, car le NNP est inférieur à -20 kg CaCO3/t avec un ratio NP/AP inférieur à 1. Les échantillons identifiés « None », c’est-à-dire les échantillons qui n’ont pas été utilisés pour former les composites à cause de quantités insuffisantes, ont peu de chance d’être acidogène car le %S moyen est inférieur à 0,3%, le NNP est dans la zone incertaine, mais par contre le ratio NP/AP est supérieur à quatre. En résumé, le minerai provenant de Malikoundi ne serait pas acidogène mais celui de la fosse Boto 5 l’est potentiellement.

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Tableau 13.23         Résumé des essais pour déterminer le potentiel de génération d’acide des résidus

Paramètre Master	CN MC-1	CN MC-2	CN MC-3	CN None	Moyenne (N=43)
NP (t CaCO3/l000t)	129,16	94,13	7,30	14,63	128,23
AP (t CaCO3/1000t)	25,57	41,44	30,97	1,82	26,12
NetNP (t CaCO3/1000t)	103,50	52,53	-23,69	12,77	102,03
NP/AP Ratio	5,05	2,27	0,24	8,06	4,91
S (%)	0,885	1,441	1,143	0,065	0,900
Sulfates (%)	0,07	0,11	0,15	0,02	0,07
Sulfures (%)	0,82	1,33	0,99	0,05	0,84
C (%)	1,60	1,19	0,15	0,11	1,59
C03 NP (%)	113,0	76,2	2,1	3,3	111,99
C03 NetNP (%)	87,4	34,8	-28,9	1,5	85,9
NAG Final pH	8,83	9,13	4,16	8,91	8,88
Qté d’échantillons testés	22	9	6	6	43

Toutefois, en regardant l’ensemble de ces résultats, les moyennes obtenues des 43 échantillons sont plus importantes que les données individuelles mesurées, car dans les faits, tous les résidus sont acheminés au parc à résidus. La présence des carbonates démontre le très fort potentiel de neutralisation et il est donc raisonnable de dire que les résidus entreposés dans le parc ne seront pas susceptibles de générer des eaux acides.

Les essais cinétiques confirment cette conclusion car le lixiviat moyen des 43 échantillons demeure alcalin soit un pH > 7,0 (moyenne de 8,88).

13.4	Conclusion et recommandations

Les essais démontrent que les échantillons de roches fraiches se caractérisent comme moyens à durs pour la résistance à l’impact de rupture (A x b) avec une valeur moyenne de 37,1 (variation entre 26 et 51,7) et le BWi se classe dans la catégorie de modérément dur à très dur soit une moyenne de 19,1 kWh/t (dur selon les données de SGS). Une granulométrie de broyage relativement fine se traduit par une hausse de la récupération ainsi qu’une demande en énergie plus élevée.

Les échantillons de Boto contiennent une quantité significative d’or libre récupérable mais tout de même modeste avec son GRG de 22% de telle sorte que l’incorporation d’un circuit de séparation gravimétrique dans le schéma de traitement du minerai serait optionnel. Par contre, si l’on considère la présence de la calavérite comme indiqué par la minéralogie, cela justifie d’inclure un circuit de gravimétrie. Cela permettrait de maximiser la récupération de calavérite dans le concentré à partir de la gravimétrie et atténuer son effet dans le circuit de lixiviation, car les tellures ont une cinétique lente et ceci risquerait d’engendrer des pertes d’or associées aux tellures.

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La cyanuration des rejets de gravimétrie provenant du MC-1 a été davantage affectée par la finesse de broyage. La cyanuration des rejets de gravimétrie du MC-2 a également été significativement affectée par la finesse de broyage, mais a également été affectée par la concentration du cyanure et du pH ou le nitrate de plomb. En outre, des essais de cyanuration sur le rejet de gravimétrie du MC-2 devraient être entrepris pour clarifier les effets des conditions de lixiviation, en particulier, le pH et l’ajout de nitrate de plomb. La préaération semble également être un facteur important pour la réduction de la consommation de cyanure pour tous les échantillons testés et un travail d’optimisation des conditions de préaération est recommandé. Les échantillons du MC-3 devraient être examinés pour mieux comprendre les effets de la densité de la pulpe et le pH (ajout de chaux) en raison de leurs effets sur la viscosité. Cela a semblé limiter la cinétique de lixiviation.

Les essais de potentiel de génération acide ont permis de conclure qu’il n’existe pas de potentiel de génération acide pour les échantillons provenant de la fosse Malikoundi (MC-1 et MC-2) mais que les échantillons provenant de la fosse Boto 5 auraient un potentiel de génération acide. Des essais supplémentaires devront être effectués sur des échantillons provenant des ressources qui seront exploitées pour mieux caractériser et déterminer la méthode de disposition des résidus et du stérile, surtout provenant de Boto 5. Par contre, les résidus entreposés dans le parc seront mélangés et ne devraient pas avoir de potentiel de génération d’acide à cause des carbonates qui fourniront un bon potentiel de neutralisation des acides.

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14.0	ESTIMATIONS DES RESSOURCES MINÉRALES

14.1	Résumé

Dans le cadre de cette étude de préfaisabilité, IAMGOLD a effectué une mise à jour de l’estimation des ressources minérales pour les gîtes de Boto. Cette estimation a été réalisée en utilisant le logiciel Gemcom Gems 6.8 et selon une approche conventionnelle comprenant la modélisation géologique 3D et l’estimation de blocs par la méthode de l’inverse de la distance au cube (ID3). La ressource minérale déclarée comporte une teneur de coupure variant de 0,42 à 0,54 g Au/t et un prix de l’or de 1 500 $ l’once. Les résultats d’analyse à forte teneur en or ont été écrêtés à des teneurs variant de 10 g Au/t à 20 g Au/t selon la zone (dans certaines zones secondaires, les valeurs d’écrêtage n’étaient pas nécessaires).

L’estimé des ressources minérales, tel que montré au Tableau 14.1, représente la partie de la minéralisation contenue à l’intérieur d’une fosse préliminaire. L’optimisation de la fosse a été faite sur les modèles de blocs de février 2017 pour Malikoundi et de juin 2015 pour Boto 4, Boto 5 et Boto 6 par G Services Miniers inc. en utilisant le logiciel Whittle et en considérant la récupération métallurgique, les paramètres géotechniques et les coûts présumés préliminaires. Les ressources minérales sont classées dans les catégories indiquées et présumées d’après les normes de définitions des ressources minérales et des réserves minérales de l’Institut canadien des mines, de la métallurgie et du pétrole adoptées le 27 novembre 2010 (Définitions de l’ICM).

Tableau 14.1             Résumé de l’estimation des ressources minérales – 01 octobre 2017

Classification	Tonnes (milliers)	Teneur en or (g Au/t)	Or contenu (milliers d’onces)

Indiquées	37 408	1,6	1 922

Présumées	10 981	1,66	594

Notes:

•	Les chiffres sont arrondis.

•	D’après les définitions de l’ICM pour la classification des ressources minérales.

•	Les teneurs de coupure se situent entre 0,42 g Au/t et 0,54 g Au/t et varient selon le gisement et le type de matériel d’oxydoréduction.

•	Les ressources minérales sont estimées en utilisant un prix de l’or à 1 500 $ US l’once.

•	L’écrêtage des valeurs des analyses à forte teneur varie entre 10 g Au/t et 20 g Au/t selon les domaines géologiques.

•	La densité apparente varie entre 1,65 g/cm3 et 2,76 g/cm3 selon le type de matériel d’oxydoréduction.

•	Les ressources sont délimitées dans l’enveloppe d’une fosse modélisée à l’aide du logiciel Whittle.

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14.2	Base de données

Des données provenant des trous de forage au diamant (DDH) et en circulation inverse (RC) ont servi à l’estimation des ressources à Boto. Tous les trous ont été réalisés sur une maille locale, et l’emplacement final des collets de forage au diamant a été récemment arpenté et rapporté selon les coordonnées UTM NAD 83. La base de données au 31 décembre 2016 qui a servi pour cette estimation des ressources minérales comprend 593 sondages géologiques (311 DDH et 282 RC) totalisant 99 972 m (Tableau 14.2). Ceci représente une augmentation d’environ 10% de l’information disponible dans l’estimation actuelle des ressources par rapport à l’estimation précédente d’IAMGOLD de 2015. Tous les sondages de 2015 et 2016 ont été forés dans la zone de Malikoundi ainsi que sa partie nord.

La base de données des ressources comprend uniquement des sondages à l’intérieur ou près du secteur de la fosse. Le nombre de sondages et la longueur totale peuvent varier comparativement à ce qui est indiqué à la Section 10 qui résume les statistiques de tous les sondages sur toute la propriété.

Tableau 14.2             Évolution des sondages – Au 31 décembre 2016

Année	Type	Forages
		Nombre	Longueur (m)
2000	DDH	8	1 117
2000	RC	2	239
2001	DDH	13	2 057
2001	RC	23	2 080
2002	RC	24	1 593
2003	RC	52	3 292
2007	DDH	11	2 639
2007	RC	107	10 687
2008	DDH	18	3 721
2009	DDH	17	3 880
2009	RC	74	7 668
2011	DDH	1	284
2012	DDH	50	13 098
2013	DDH	52	13 000
2014	DDH	60	15 824
2015	DDH	46	12 400
2016	DDH	35	6 394
Total		593	99 972

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Depuis l’estimation précédente, tous les forages ont été effectués dans la zone de Malikoundi ainsi qu’au nord de Malikoundi. Les sondages de 2015 et 2016 ciblaient principalement les extensions est et ouest de Malikoundi afin de remplir la maille de 50 par 50 m ou du forage en profondeur prolongeant la minéralisation. La direction du forage est planifiée à un azimut de 115° (direction de la ligne de section) et à un pendage de 60°. Le forage à Boto s’étend sur une distance verticale d’environ 450 m. La base de données actuelle comprend cinq sondages métallurgiques.

La base de données contient des renseignements comprenant (sans s’y limiter): information sur les collets, sondages (déviations), analyses de la teneur en or (incluant AQ-CQ), lithologie, altération, minéralisation structurale (y compris les forages carottés orientés) et les principales textures.

Les utilitaires de validation de la base de données Gems ont été appliqués à la base de données et seulement quelques erreurs mineures ont été repérées et corrigées. Selon cette évaluation, les vérifications présentées à la Section 12 ainsi que l’évaluation des données de l’estimation précédente (réalisée par RPA en 2013 et mise à jour par IAMGOLD en 2014 et en 2015), l’auteur estime que la base de données est adéquate pour constituer la base d’une estimation des ressources minérales du gisement de Boto.

14.3	Modélisation géologique

En ce qui concerne les estimations précédentes, les domaines de minéralisation ont été interprétés par les géologues sur place avec l’aide des géologues des services techniques de Longueuil. Un total de 30 solides a été utilisé pour l’estimation actuelle des ressources. Une épaisseur vraie minimale de 3 m et 4 m de dilution interne maximale permis a été utilisée dans la modélisation. L’enveloppe d’interprétation correspond à une teneur de 0,15 g/t, appuyée géologiquement par une forte altération et une plus grande concentration de pyrite. L’épaisseur vraie des enveloppes varie typiquement entre 6 et 50 m et présente une moyenne de 20 m. À Boto 4, la nouvelle interprétation intègre davantage de dilution interne que l’interprétation précédente de RPA; tous les solides minéralisés ont été regroupés dans un gros solide (moyenne de 140 m d’épaisseur vraie).

La mise à jour de l’interprétation de la minéralisation et des modèles fils de fer de l’estimation actuelle des ressources minérales a été achevée par sections verticales à des intervalles de 50 m et 100 m afin d’assurer une meilleure continuité. Tous les solides ont été attachés en 3D sur les analyses.

Les géologues sur le site ont modélisé les surfaces d’altérations de la latérite, la saprolite, la roche transitionnelle et la roche fraîche. Ces surfaces ont servi à l’analyse statistique des densités et aux optimisations de la fosse préliminaire. Les roches molles (latérite, saprolite et transitionnelle) ne représentent pas un volume important à la propriété Boto, sauf à Boto 5 où le profil d’altération se rend plus en profondeur (jusqu’à 150 m). Les latérites sont généralement stériles et ont été exclues de cette estimation des ressources. La Figure 14.1 présente un exemple du profil d’altération à Boto.

Le modèle géoéconomique utilisé dans l’estimation actuelle des ressources minérales à Boto est illustré à la Figure 14.2. L’évaluation statistique des analyses, des composites et de l’écrêtage des teneurs est présentée ci-après.

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Figure 14.1             Boto – Modèle d’altération

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Figure 14.2             Modèle géoéconomique

Figure 14.3             Modèle géoéconomique 3D

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14.4	Résumé des statistiques

La majorité du forage carotté au projet Boto dont le titrage en or a été analysé comporte une bonne récupération dans les carottes (au-delà de 90%), sauf dans certaines zones fracturées. D’autres exceptions mineures se produisent sur de courts intervalles, par exemple au bout des sondages, qui n’ont pas été échantillonnés. La pratique normale à Boto veut qu’un échantillon soit pris à un intervalle d’un mètre; très peu d’analyses sont plus longues ou plus courtes qu’un mètre; celles-ci sont en majorité liées à de l’exploration à un stade précoce et à des sondages de découverte. L’histogramme de la longueur des échantillons est présenté à la Figure 14.4.

Figure 14.4             Histogramme de la longueur des échantillons

Afin de réduire l’incidence disproportionnée sur la teneur moyenne en or et sur le coefficient de variation (CoV) pour la population, les valeurs utilisées pour l’interpolation ont été écrêtées.

IAMGOLD utilise une approche standard pour estimer l’écrêtage des teneurs en or qui consiste à interpréter les histogrammes, les tracés de probabilité cumulative et l’analyse des déciles pour chaque domaine géologique. Les domaines dont le code figure parmi les ‘’200’’ correspondent aux zones Malikoundi et Boto 2 et les ‘’400’’, ‘’500’’ et ‘’600’’ correspondent à Boto 4, Boto 5 et Boto 6 respectivement. D’après ces analyses, chaque

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domaine a reçu une valeur d’écrêtage différente variant entre 10 g Au/t et 20 g Au/t sauf dans certaines zones secondaires où l’écrêtage n’était pas nécessaire. Le Tableau 14.3 présente l’écrêtage choisi pour chaque zone. Le code ‘0’ indique les analyses à l’extérieur des enveloppes minéralisées interprétées. Ce code n’a pas été utilisé pendant l’estimation des ressources.

Tableau 14.3             Écrêtage de la teneur en or par domaine

Zone – Code de roche	Teneur écrêtée g Au/t	Zone – Code de roche	Teneur écrêtée
			g Au/t
0	10	401	15
201	-	502	-
202	-	503	20
203	10	504	-
205	15	505	-
206	15	506	20
207	12.5	601	-
208	20	602	-
209	-	603	10
210	10	604	-
211	10	605	10
212	20	606	-
213	10	607	-
214	-	608	-
215	15	609	-
216	-

Le Tableau 14.4 présente un résumé des statistiques des analyses d’or écrêté et brut. Les statistiques sont présentées par longueur non pondérée et sans dégroupement, jugé non nécessaire en raison d’un échantillonnage et d’une grille de forage très régulière. Un diagramme en boîte à moustaches des principales zones non écrêtées est présenté à la Figure 14.5.

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Tableau 14.4             Statistiques d’analyses selon les principaux solides

Solide	Type	Nombre	Moyenne	Max	Normales	CoV
		d’analyses	des analyses	des analyses	des analyses	des analyses
201	Brut	634	0.41	9.5	0.80	1.95
201	Écrêté	0	0.41	9.5	0.80	1.95
202	Brut	168	0.36	6.2	0.63	1.76
202	Écrêté	0	0.36	6.2	0.63	1.75
203	Brut	917	0.54	14.9	1.34	2.48
203	Écrêté	2	0.53	10.0	1.26	2.37
205	Brut	1733	1.33	190.0	5.41	4.06
205	Écrêté	18	1.16	15.0	2.30	1.99
206	Brut	1142	0.56	18.0	1.27	2.26
206	Écrêté	3	0.56	15.0	1.21	2.17
207	Brut	462	0.86	17.1	1.97	2.28
207	Écrêté	7	0.81	12.6	1.62	2.01
208	Brut	5772	1.31	129.1	4.31	3.30
208	Écrêté	34	1.18	20.0	2.56	2.17
209	Brut	205	0.75	10.6	1.48	1.98
209	Écrêté	0	0.75	10.6	1.49	1.98
210	Brut	404	0.38	13.2	1.25	3.30
210	Écrêté	3	0.37	10.0	1.11	3.03
211	Brut	884	1.13	46.0	3.12	2.77
211	Écrêté	13	0.96	10.0	1.70	1.77
212	Brut	464	0.56	25.8	1.49	2.65
212	Écrêté	1	0.55	20.0	1.27	2.31
213	Brut	345	0.64	40.0	2.30	3.62
213	Écrêté	1	0.55	10.0	1.02	1.86
214	Brut	273	0.34	9.9	1.08	3.22
214	Écrêté	0	0.35	9.9	1.10	3.17
215	Brut	783	1.31	36.3	3.47	2.65
215	Écrêté	7	1.19	15.0	2.59	2.18
216	Brut	148	0.17	4.9	0.54	3.21
216	Écrêté	0	0.18	4.9	0.55	3.12
401	Brut	7 080	0,47	296,00	3,84	8,24
401	Écrêté	9	0,41	15,00	1,13	2,77
502	Brut	56	0,26	4,70	0,71	2,72
502	Écrêté	-	0,26	4,70	0,71	2,72
503	Brut	427	2,26	149,59	9,08	4,02

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503	Écrêté	8	1,70	20,00	3,61	2,13
504	Brut	205	0,66	9,77	1,60	2,44
504	Écrêté	0	0,66	9,77	1,60	2,44
505	Brut	133	0,41	5,25	1,01	2,46
505	Écrêté	0	0,41	5,25	1,01	2,46
506	Brut	304	1,80	106,69	7,36	4,08
506	Écrêté	8	1,41	20,00	3,75	2,67
601	Brut	18	0,39	1,49	0,40	1,04
601	Écrêté	18	0,39	1,49	0,40	1,04
602	Brut	15	0,36	1,01	0,30	0,84
602	Écrêté	15	0,36	1,01	0,30	0,84
603	Brut	74	1,17	57,00	6,59	5,66
603	Écrêté	1	0,53	10,00	1,20	2,26
604	Brut	208	0,21	3,11	0,30	1,45
604	Écrêté	0	0,21	3,11	0,30	1,45
605	Brut	3 756	0,45	37,60	0,99	2,20
605	Écrêté	3	0,44	10,00	0,78	1,78
606	Brut	72	0,39	4,33	0,74	1,87
606	Écrêté	0	0,39	4,33	0,74	1,87
607	Brut	20	0,38	2,23	0,56	1,47
607	Écrêté	0	0,38	2,23	0,56	1,47
608	Brut	7	1,14	5,85	2,10	1,85
608	Écrêté	0	1,14	5,85	2,10	1,85
609	Brut	322	0,42	7,46	0,74	1,75
609	Écrêté	0	0,42	7,46	0,74	1,75

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Figure 14.5             Analyses en boîte à moustaches des principales zones

Au cours de l’estimation antérieure, RPA avait établi un écrêtage entre 15 et 30 g/t, comparable au nouvel écrêtage utilisé. Concernant les principaux domaines présentés à la Figure 14.5, la teneur en or a été réduite d’environ 13% pour la zone 205, de 9% pour la zone 208, 0,7% pour la zone 206, de 11% pour la zone 401, de 10 % pour la zone 503 et de 1 % pour la zone 605. Pour les autres zones secondaires, la baisse est de 1% à 25% et jusqu’à 50% pour la zone 603 (une petite zone secondaire à basse teneur). Dans l’ensemble, 0,25% des résultats d’analyse ont été écrêtés ce qui est raisonnable pour ce type de gisement. L’écrêtage pour la teneur en or diminue efficacement le coefficient de variation, un indice positif dans l’interpolation de la teneur.

Afin d’évaluer la continuité de la teneur d’un solide tridimensionnel à l’autre, une étude d’analyse des contacts a été effectuée. Elle concluait que chaque domaine devrait être considéré comme un domaine à frontière imperméable. L’analyse des contacts des principaux domaines a été effectuée en tenant compte de l’interprétation de l’altération (saprolite, roche transitionnelle et roche dure). Il a été établi que des frontières imperméables n’étaient pas nécessaires en ce qui a trait au profil d’altération.

Pour arriver à établir une uniformité dans la longueur des échantillons et à diminuer la variabilité, une longueur de composite de 2 m a été choisie dans la présente estimation des ressources, conformément à la sélectivité du matériel minier prévu. Cette longueur correspond à la moitié de la taille des blocs et introduit une quantité raisonnable de lissage des teneurs par rapport à la taille prévue de l’exploitation. Les composites ont été créés selon la longueur habituelle de 2 m dans les limites de chaque domaine interprété en utilisant une valeur

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d’écrêtage des échantillons d’analyses originaux. Les composites de moins d’un mètre ont été retirés de cette estimation et le calcul des statistiques de base avant et après leur retrait ne présente aucun biais. Le résumé des statistiques des composites écrêtés et bruts est présenté au Tableau 14.5 et le diagramme en boîte à moustaches des composites écrêtés et bruts est présenté à la Figure 14.6.

Tableau 14.5             Statistiques d’échantillons composites par principaux solides

Solide	Type	Calcul	Moyenne	Max	Normales	CoV
		composites	composites	composites	composites	composites

201	Brut	542	0.383	7.14	0.651	1.7

201	Écrêté	0	0.383	7.14	0.65	1.7

202	Brut	92	0.347	3.152	0.459	1.3

202	Écrêté	0	0.347	3.15	0.459	1.3

203	Brut	470	0.547	8.635	1.139	2.1

203	Écrêté	2	0.538	7.095	1.084	2.0

205	Brut	866	1.33	95.746	4.034	3.0

205	Écrêté	13	1.15	15	1.993	1.7

206	Brut	580	0.556	9.417	1.004	1.8

206	Écrêté	2	0.551	7.923	0.968	1.8

207	Brut	241	0.844	13.807	1.619	1.9

207	Écrêté	7	0.794	9.998	1.332	1.7

208	Brut	2940	1.299	108.409	3.592	2.8

208	Écrêté	41	1.17	20	2.159	1.8

209	Brut	110	0.86	9.957	1.463	1.7

209	Écrêté	0	0.86	9.957	1.463	1.7

210	Brut	202	0.376	8.011	1.003	2.7

210	Écrêté	5	0.36	7.061	0.899	2.5

211	Brut	469	1.133	23.845	2.33	2.1

211	Écrêté	12	0.966	9.996	1.322	1.4

212	Brut	236	0.548	13.192	1.078	2.0

212	Écrêté	1	0.536	10.866	0.96	1.8

213	Brut	178	0.619	20.066	1.613	2.6

213	Écrêté	1	0.535	5.056	0.754	1.4

214	Brut	140	0.327	8.798	0.94	2.9

214	Écrêté	0	0.326	8.798	0.94	2.9

215	Brut	401	1.28	23.599	2.803	2.2

215	Écrêté	7	1.164	14.943	2.158	1.9

216	Brut	77	0.161	2.44	0.361	2.2

216	Écrêté	0	0.16	2.44	0.361	2.3

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401	Brut	3832	0.46	148.56	2.67	5.8

401	Écrêté	1	0.41	13.52	0.92	2.2

502	Brut	31	0.24	2.37	0.5	2.1

502	Écrêté	0	0.24	2.37	0.5	2.1

503	Brut	216	2.07	84.94	6.91	3.3

503	Écrêté	10	1.52	20	2.8	1.8

504	Brut	132	0.61	7.44	1.37	2.2

504	Écrêté	0	0.61	7.44	1.37	2.2

505	Brut	70	0.39	4.38	0.9	2.3

505	Écrêté	0	0.39	4.38	0.9	2.3

506	Brut	159	1.75	64.51	5.98	3.4

506	Écrêté	11	1.37	18.68	3.16	2.3

601	Brut	18	0.39	1.49	0.4	1.0

601	Écrêté	0	0.39	1.49	0.4	1.0

602	Brut	15	0.36	1.01	0.3	0.8

602	Écrêté	0	0.36	1.01	0.3	0.8

603	Brut	59	1.35	56.97	7.38	5.5

603	Écrêté	2	0.55	10	1.3	2.4

604	Brut	136	0.22	3.11	0.31	1.4

604	Écrêté	0	0.22	3.11	0.31	1.4

605	Brut	2236	0.44	19.08	0.76	1.7

605	Écrêté	5	0.43	9.71	0.65	1.5

606	Brut	55	0.36	2.17	0.5	1.4

606	Écrêté	0	0.36	2.17	0.5	1.4

607	Brut	20	0.38	2.23	0.56	1.5

607	Écrêté	0	0.38	2.23	0.56	1.5

608	Brut	7	1.14	5.84	2.1	1.8

608	Écrêté	0	1.14	5.84	2.1	1.8

609	Brut	163	0.42	4.5	0.56	1.3

609	Écrêté	0	0.42	4.5	0.56	1.3

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Figure 14.6             Boîte à moustaches des composites par domaine

14.5	Modèle de blocs

Dans la présente estimation des ressources du projet Boto, une taille de blocs de 5 m x 5 m x 4 m été sélectionnée. Afin de faciliter l’optimisation de la fosse, un modèle de blocs a été créé pour chaque zone principale du gisement. Un résumé des propriétés des modèles de blocs est présenté au Tableau 14.6.

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Tableau 14.6             Propriétés où se situent les modèles de blocs

Propriété	Malikoundi	Boto 4	Boto 5	Boto 6

Minimum est	240 606 E	241 279 E	239 400 E	240 573 E

Minimum nord	1 378 477 N	1 376 910 N	1 375 600 N	1 374 506 N

Élévation maximale	225 m	225	225	225

Nombre de rangées	350	180	220	200

Nombre de colonnes	550	210	230	470

Nombre de niveaux	160	113	113	113

Taille de la rangée	5 m	5 m	5 m	5 m

Taille de la colonne	5 m	5 m	5 m	5 m

Taille du niveau	4 m	4 m	4 m	4 m

Rotation*	-25°	-25°	-28.5°	-25°

*Utilisation de la convention Gems

L’extension et la direction du modèle de blocs sont comparables aux estimations précédentes de RPA et d’IAMGOLD, à l’exception de la hauteur des blocs qui est passée de 5 m à 4 m pour faciliter l’optimisation de la flotte minière.

Chacun des solides minéralisés s’est vu attribuer un code de roche présenté au Tableau 14.3 d’après une règle d’inclusion de 50%. Chacun des blocs a reçu un code d’altération d’après une règle d’inclusion de 50%. La comparaison des volumes du modèle de blocs et des solides minéralisés n’a donné aucune différence notable.

Environ 3 400 mesures de densité ont été prises au projet Boto, dont la plupart à l’intérieur de la zone Malikoundi. Les mesures ont été prises par les géologues d’IAMGOLD du camp en utilisant la méthode d’immersion. Les mesures de densité effectuées à Malikoundi représentent environ 75% des mesures totales. Les statistiques et les boîtes à moustaches selon les types d’altérations sont présentées au Tableau 14.7 et à la Figure 14.7 respectivement. Les statistiques par lithologie ont été testées, mais ont été jugées moins pertinentes dans cette estimation par rapport à la densité par altération. La densité a été attribuée au modèle de blocs en fonction du code d’altération. Différentes techniques pour assigner la densité au modèle de blocs ont été testées (dont une interpolation par krigeage ordinaire des données de densité) et ont obtenu des estimations de tonnage et de ressources très similaires.

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Tableau 14.7             Statistiques de densité par altération

Altération	Calcul	Moyenne	Max	Normales	CoV

Tout	3404	2.49	4,32	0.46	0.19

Latérite	293	2	2,57	0.25	0.12

Saprolite	305	1,65	2,81	0.23	0.14

Transition	325	2,19	2,96	0.34	0.16

Roche	2021	2.77	4,32	0,19	0.07

Figure 14.7             Densité spécifique en boîte à moustaches par altération

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14.6	Interpolation

L’estimation des teneurs des blocs a été effectuée selon la méthode de l’inverse de la distance au cube (ID3). La stratégie de recherche (orientation et dimension) a été établie d’après l’orientation générale des zones minéralisées interprétées et d’après les connaissances géologiques. Seuls les composites à l’intérieur de chaque domaine ont été utilisés pendant l’interpolation des teneurs de blocs du domaine (règle de frontière imperméable). La stratégie de voisinage, incluant le nombre de composites, a été élaborée par comparaison avec les courbes tonnages-teneurs obtenues par changement de support global (méthode indirecte lognormale). Le Tableau 14.8 présente le principal paramètre d’interpolation utilisé. Afin de respecter les changements d’orientation, les modèles de blocs à Malikoundi et à Boto 5 ont été divisés en différents sous-domaines en fonction de leurs coordonnées.

Tableau 14.8             Paramètres d’interpolation

Zone		Min.	Max.	Max. d’échantillons par trou	Orientation de	Dimension de
		Échantillons composites	Échantillons composites	Échantillons composites	l’ellipsoïde	l’ellipsoïde

Malikoundi	Nord	1	12	3	340/-30/30	120/80/15

	Milieu	1	12	3	330/-30/30	120/80/15

	Sud	1	12	3	330/-45/35	120/80/15

Boto 4	-	1	12	3	115/55/15	120/120/15

Boto 5	Nord	1	12	3	130/55/60	200/200/30

	Sud	1	12	3	130/45/45	120/120/15

Boto 6	-	1	12	3	115/50/15	120/120/15

14.7	Validation du modèle de blocs

Différents essais par pondération inverse à la distance et par krigeage ordinaire ont été réalisés en utilisant différentes stratégies de recherche, nombre de composites et autres valeurs d’écrêtage. De plus, la taille des blocs et des composites a été évaluée. Un changement de support a aussi été utilisé pour des fins de validation. Les résultats de ces essais ont fait l’objet de comparaisons visuelles, statistiques et graphiques (courbe de tonnage – teneur), et ont confirmé que les paramètres actuels étaient les plus appropriés.

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En plus de ces tests, une validation traditionnelle a été effectuée et comprenait:

•	Comparaison des volumes de solides tridimensionnels aux volumes des modèles de blocs.

•	Comparaison des statistiques de base des essais, des échantillons composites et du modèle de blocs de chaque domaine.

•	Vérification de l’uniformité de la codification des roches attribuée aux composites par rapport à la codification des modélisations en fil de fer.

•	Vérification si l’orientation et le ratio de l’ellipsoïde de recherche sont conformes aux caractéristiques géologiques connues.

•	Vérification visuelle de la teneur des blocs dans les sections et les plans, etc.

Figure 14.8             Vue en section typique du modèle de blocs

Des sections de forage ont été compilées en nord-sud et par élévation afin de vérifier l’uniformité de l’interpolation. Les sections de forage ont été construites en utilisant le modèle de blocs officiel comparativement aux composites dégroupés (par interpolation du voisin le plus proche).

La Figure 14.9 montre une bonne corrélation en comparant les blocs aux composites en section nord-sud. Les sections 1 378 700 à 1 379 700 représentent le corps principal du gisement. Dans cette partie du gisement, la grille de forage est très régulière et il existe une bonne corrélation entre les composites et le modèle de blocs.

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Figure 14.9             Malikoundi – Sections Nord-Sud

La Figure 14.10 démontre la comparaison entre les blocs et les composites des sections par élévation. Dans la zone principale du gisement, la corrélation est très bonne. En profondeur, le modèle de blocs comporte une teneur plus forte que les composites, principalement en raison des fortes contraintes de la haute teneur dans le modèle de blocs comparativement à la teneur des composites dégroupés. Il est aussi important de noter que la teneur augmente en profondeur.

Figure 14.10             Malikoundi – Sections par élévation

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14.8	Optimisation à l’aide de Whittle

Afin de se conformer aux définitions de l’ICM à l’égard du potentiel de viabilité économique, une enveloppe de fosse préliminaire a été développée selon l’algorithme Lerchs-Grossmann à l’aide du logiciel Whittle de Geovia. IAMGOLD a mandaté la firme G Services miniers inc. pour la préparation de l’optimisation de l’enveloppe de la fosse préliminaire. Les angles des pentes pour les fosses de Boto 4, 5 et 6 utilisées dans Whittle ont été attribués selon le type d’altération : la latérite à 37 degrés, la saprolite à 33 degrés, la roche de transition à 41 degrés et la roche dure à 45 degrés. Les angles de la fosse de Malikoundi proviennent de l’étude géotechnique et sont résumés dans le Tableau 14.9. Les hypothèses économiques et métallurgiques utilisées pour chaque gîte sont présentées aux Tableau 14.10 à Tableau 14.12. Le prix de l’or est de 1 500 $ l’once, les redevances minières sont de 3 % et les coûts de transport et d’affinage utilisés sont de 2,50 $ l’once.

Tableau 14.9             Paramètres géotechnique de la fosse de Malikoundi

Matériel	Secteur	Angle global de la fosse (°)

Latérite	Tous	37

Saprolite	Tous	33

Transition	HW	41

Roche	HW	45-50

Transition / Roche	FW	41

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Tableau 14.10             Paramètres d’optimisation de la fosse Malikoundi

Gisement			Malikoundi et Boto 2
Type de matériel		Latérite	Saprolite	Transition	Roche
Code de roche Whittle		40	50	60	70

Dilution minière	%	0	0	0	0

Récupération métallurgique	%	90,1	90,1	91,4	88,8

Coût de traitement	$ US/t usinée	13,19	13,19	14,08	16,79

Prime de coût extraction du minerai	$ US/t usinée

Coût de transport additionnel	$ US/t usinée

Coût de remaniement	$ US/t usinée	0,14	0,14	0,14	0,14

Frais généraux et administratifs	$ US/t usinée	4,32	4,32	4,32	4,32

Réhabilitation	$ US/t usinée	0,65	0,65	0,65	0,65

Investissement de maintien	$ US/t usinée

Coût total de base du minerai	$ US/t usinée	18,30	18,30	19,19	21,90

Teneur de coupure	g Au/t	0,44	0,44	0,45	0,53

Coûts d’exploitation de référence	$ US/t extraite	2,03	2,03	2,50	2,50

Coût incrémental	$/t par m	0,0048	0,0048	0,0048	0,0048

Tableau 14.11             Paramètres d’optimisation de la fosse Boto 4

Gisement				Boto 4
Type de matériel		Latérite	Saprolite	Transition	Roche
Code de roche Whittle		40	50	60	70

Dilution minière	%	0	0	0	0

Récupération métallurgique	%	94,2	94,2	93,9	88,8

Coût de traitement	$ US/t usinée	13,19	13,19	14,08	16,79

Prime de coût extraction du minerai	$ US/t usinée

Coût de transport additionnel	$ US/t usinée	0,09	0,09	0,09	0,09

Coût de remaniement	$ US/t usinée	0,14	0,14	0,14	0,14

Frais généraux et administratifs	$ US/t usinée	4,32	4,32	4,32	4,32

Réhabilitation	$ US/t usinée	0,65	0,65	0,65	0,65

Investissement de maintien	$ US/t usinée

Coût total de base du minerai	$ US/t usinée	18,39	18,39	19,28	21,99

Teneur de coupure	g Au/t	0,42	0,42	0,44	0,53

Coûts d’exploitation de référence	$ US/t extraite	2,03	2,03	2,50	2,50

Coût incrémental	$/t par m	0,0048	0,0048	0,0048	0,0048

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Tableau 14.12             Paramètres d’optimisation des fosses Boto 5 et Boto 6

Gisement		Boto 5 et Boto 6
Type de matériel		Latérite	Saprolite	Transition	Roche
Code de roche Whittle		40	50	60	70

Dilution minière	%	0	0	0	0

Récupération métallurgique	%	94,2	94,2	93,9	88,8

Coût de traitement	$ US/t usinée	13,19	13,19	14,08	16,79

Prime de coût extraction du minerai	$ US/t usinée

Coût de transport additionnel	$ US/t usinée	0,34	0,34	0,34	0,34

Coût de remaniement	$ US/t usinée	0,14	0,14	0,14	0,14

Frais généraux et administratifs	$ US/t usinée	4,32	4,32	4,32	4,32

Réhabilitation	$ US/t usinée	0,65	0,65	0,65	0,65

Investissement de maintien	$ US/t usinée

Coût total de base du minerai	$ US/t usinée	18,64	18,64	19,53	22,24

Teneur de coupure	g Au/t	0,42	0,42	0,45	0,54

Coûts d’exploitation de référence	$ US/t extraite	2,03	2,03	2,50	2,50

Coût incrémental	$/t par m	0,0048	0,0048	0,0048	0,0048

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14.9	Classification des ressources

D’après la compréhension géologique actuelle, les solides tridimensionnels, l’étude géostatistique, la taille des blocs et les paramètres d’interpolation, IAMGOLD classifie les ressources dans la catégorie des ressources indiquées ou présumées selon les règles suivantes:

•	Indiquées: blocs à l’intérieur de la zone forée selon une grille de forage de 50 m et interpolés par au moins deux sondages.

•

Présumées: tous les autres blocs interpolés à l’intérieur de 60 m du plus proche sondage. Les blocs de la zone 210 ont été classifiés comme présumés dus au faible nombre de composites ainsi qu’à une faible continuité au sein de la modélisation.

Seuls les blocs contenus dans l’enveloppe de fosse Whittle sont déclarés dans les ressources minérales. La zone forée à 50 m a été interprétée manuellement par une personne qualifiée dans un modèle 3D en fil de fer. Cette approche procure un meilleur contrôle de classification et limite les blocs isolés.

Le gisement de Boto 4 est en partie sous le cimetière et le village de Guémédji. La nécessité de déplacer le cimetière et le village ajoute des incertitudes et des risques quant à l’exploitabilité et la viabilité économique des ressources de Boto 4. Par conséquent, toutes les ressources du gisement de Boto 4 ont été reclassées dans Figure 14.11 la catégorie des ressources présumées.

Aucun bloc n’a été classé dans la catégorie des ressources mesurées.

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Figure 14.11             Boto – Classification vue 3D

14.10	Résumé de l’estimation des ressources

La présente estimation des ressources du gisement de Boto d’IAMGOLD est présentée au Tableau 14.14. Cette estimation a été réalisée en utilisant le logiciel Gemcom Gems 6.8 et est délimitée dans l’enveloppe d’une fosse modélisée à l’aide du logiciel Whittle. Elle emploie une approche conventionnelle comprenant une modélisation géologique 3D, une modélisation de blocs et une estimation de la teneur par la méthode de l’inverse de la distance au cube (ID3). Les ressources minérales déclarées comportent des teneurs de coupure variant entre

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0,42 et 0,54 g Au/t à un prix de 1 500 $ l’once. Les ressources minérales sont classées dans les catégories indiquées et présumées d’après les normes de définitions des ressources minérales et des réserves minérales de l’Institut canadien des mines, de la métallurgie et du pétrole (ICM) adoptées le 27 novembre 2010 (Définitions de l’ICM).

Tableau 14.13             Résumé de l’estimation des ressources minérales – 01 octobre 2017

Zone	Classification	Tonnes (milliers)	Teneur en or (g Au/t)	Or contenu (milliers d’onces)

Malikoundi	Indiquées	33 866	1,61	1 751
	Présumées	8 188	1,84	484

Boto.4	Indiquées	-	-	-
	Présumées	2 609	1,14	96

Boto 5	Indiquées	1 617	2,17	113
	Présumées	-	-	-

Boto 6	Indiquées	1 925	0,95	58
	Présumées	184	1,14	14

Total	Indiquées	37 408	1,60	1 922
	Présumées	10 981	1,66	594

Notes :

1.	Les chiffres sont arrondis et pourraient ne pas correspondre;

2.	D’après les définitions de l’ICM pour la classification des ressources minérales;

3.	Les teneurs de coupure se situent entre 0,42 g Au/t et 0,54 g Au/t et varient selon le gisement et le type de matériel d’oxydoréduction;

4.	Les ressources minérales sont estimées en utilisant un prix de l’or à 1 500 $ US l’once;

5.	L’écrêtage des valeurs des analyses à forte teneur varie entre 10 g Au/t et 20 g Au/t selon les domaines géologiques;

6.	La densité apparente varie entre 1,65 g/cm3 et 2,76 g/cm3 selon le type de matériel d’oxydoréduction;

7.	Les ressources sont délimitées dans l’enveloppe d’une fosse modélisée à l’aide du logiciel Whittle.

14.11	Analyse de sensibilité des ressources

Les ressources indiquées dans la fosse à diverses teneurs de coupure sont présentées à la Figure 14.12. Pour ce genre de gisement, les ressources sont très peu sensibles aux changements de teneurs. Une augmentation de 0,1 g Au/t de la teneur de coupure (par rapport à 0,6 g Au/t) diminue les onces totales d’environ 4 % seulement alors qu’une augmentation à 0,8 g Au/t diminue les onces totales d’environ 9 % seulement. En utilisant une teneur de coupure de 0,6 g Au/t, les ressources indiquées dans la fosse totaliseraient 34 millions de tonnes d’une teneur moyenne de 1,7 g Au/t totalisant 1,86 million d’onces d’or.

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Figure 14.12             Boto – Courbe de tonnage et de la teneur des ressources indiquées

Les courbes de tonnage-teneur des ressources présumées dans la fosse sont présentées à la Figure 14.13. Une augmentation de 0,1 g Au/t de la teneur de coupure (par rapport à 0,6 g Au/t) diminuerait les onces totales de 4%, alors qu’une augmentation à 0,8 g Au/t diminuerait les onces totales de 8 % seulement.

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Figure 14.13             Boto – Courbe de tonnage et de la teneur des ressources présumées

14.12	Comparaison des estimations antérieures

Le Tableau 14.14 présente l’évolution dans le temps des ressources minérales de Boto. Toutes ces estimations ont été réalisées en suivant la norme canadienne de l’ICM.

Tableau 14.14             Évolution des ressources

Date	INDIQUÉES			PRÉSUMÉES
	Tonnage	Or	Or	Tonnage	Or	Or
	(Mt)	(g/t)	(M onces)	(Mt)	(g/t)	(M onces)
Juillet 2013	22,0	1,62	1,14	1,9	1,35	0,08
Décembre 2014	22,8	1,68	1,23	11,0	1,80	0,63
Juillet 2015	27,7	1,76	1,60	2,9	1,34	0,12
Octobre 2017	37,4	1,60	1,90	10,9	1,66	0,59

Comparativement à l’estimation réalisée en 2015, une importante quantité de ressources indiquées, majoritairement dans la zone Malikoundi, a été ajoutée. Cet ajout important est dû à l’élargissement de zones

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de forte teneur en profondeur et de changements significatifs de la fosse d’optimisation. En raison de l’incertitude entourant l’exploitabilité, le gisement de Boto 4 a été déclassé dans la catégorie des ressources présumées. Le gisement de Malikoundi demeure ouvert en profondeur.

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15.0	ESTIMATION DES RÉSERVES MINÉRALES

15.1	Sommaire

Les réserves du projet Boto sont établies d’après la conversion des ressources indiquées dans le plan minier du présent rapport technique. Le modèle ne contient aucune ressource mesurée. Les ressources indiquées sont converties directement en réserves probables. Le total des réserves du projet Boto est illustré au Tableau 15.1.

Tableau 15.1             Réserves prouvées et probables – Projet Boto

	Prouvées			Probables			Total
Type de minerai	Tonnes (kt)	Teneur en or (g/t)	Or (once)	Tonnes (kt)	Teneur (g/t)	Or (once)	Tonnes (kt)	Teneur (g/t)	Or (once)

Saprolite	-	-	-	1 750	2,03	114 000	1 750	2,03	114 000

Roche de transition	-	-	-	1 371	1,88	83 000	1 371	1,88	83 000

Roche fraîche	-	-	-	23 720	1,60	1 218 000	23 720	1,60	1 218 000
Total	-	-	-	26 841	1,64	1 415 000	26 841	1,64	1 415 000

Note : L’estimation des réserves minérales est en date du 1er octobre 2017 et est établie selon les modèles géologiques d’IAMGOLD en date de février 2017 pour Malikoundi et de juin 2015 pour Boto 5. Le calcul des réserves minérales a été réalisé sous la supervision de Gordon Zurowski, ingénieur professionnel chez AGP Mining Consultants Inc., une personne qualifiée conformément à la Norme canadienne 43-101. Les réserves minérales déclarées sont contenues dans une conception finale de la fosse basée sur une coquille de fosse à un prix de l’or de 996 $/l’once et un prix de l’or de 1 200 $ l’once en termes de revenu. La teneur de coupure varie selon le type de matériel, soit de 0,53 g Au/t pour la saprolite, de 0,55 g Au/t pour la roche de transition et de 0,64 g Au/t pour la roche fraîche dans les secteurs de la fosse Malikoundi et Malikoundi Nord. La teneur de coupure se chiffre à 0,50 g Au/t pour la saprolite, 0,53 g Au/t pour la roche de transition et 0,64 g Au/t pour la roche fraîche dans le secteur de Boto 5. Les coûts d’exploitation minière varient par type de roche, mais les stériles représentent en moyenne 1,81 $/tonne extraite et le minerai 1,90 $/tonne extraite, le traitement correspond en moyenne à 14,78 $/tonne usinée et les frais généraux et administratifs s’élèvent à 4,24 $/tonne usinée. La récupération métallurgique représente en moyenne 89,0%. La portée du rapport technique ne prend en compte que les zones minéralisées de Malikoundi, Malikoundi Nord et Boto 5 en termes de réserves minérales.

Les réserves sont établies uniquement à partir des secteurs de Malikoundi, Malikoundi Nord et Boto 5. Suite aux optimisations Whittle, Boto 6 a été exclu du plan minier pour des raisons de rentabilité. Boto 4 est aussi exclus du plan minier mais plutôt pour des raisons environnementales et sociales, la fosse potentielle étant localisée tout près d’une rivière, de la frontière et du village de Guémédji.

La personne qualifiée n’a identifié aucun risque juridique, environnemental et autres risques qui auraient une incidence importante sur le potentiel de mise en valeur des réserves minérales. Il existe un risque de ne pas pouvoir obtenir les permis nécessaires du gouvernement pour mettre en valeur et exploiter le projet, mais la personne qualifiée estime qu’à sa connaissance, il n’existe pas de problème qui pourrait empêcher la délivrance de tels permis dans le cadre du processus normal d’obtention des permis.

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15.2	Méthodes d’extraction minière et coûts d’exploitation minière

Il est possible de mener le projet Boto par des méthodes d’exploitation à ciel ouvert. Les coûts sont établis à partir des principes de bases et des soumissions existantes concernant l’équipement minier.

Tous les travaux de conception sont fondés sur les modèles géologiques Malikoundi et Boto 5 générés par IAMGOLD en date de février 2017 pour Malikoundi et de juin 2015 pour Boto 5. Seules des ressources indiquées ont été utilisées dans l’étude de préfaisabilité et les ressources présumées ont été considérées comme des stériles. Les modèles actuels ne comprennent aucune ressource mesurée.

La présente section couvre la mise en valeur et les paramètres utilisés pour déclarer les réserves en lien avec la fosse actuelle conçue lors de l’étude de préfaisabilité.

15.2.1	Considérations géotechniques

Une étude géotechnique a été achevée en octobre 2015 par Coffey Mining Ptd Ltd (Coffey). Le rapport était axé sur la fosse proposée à Malikoundi selon un contexte d’exploitation à ciel ouvert. Le gisement est décrit comme étant encaissé dans le grès et le calcaire/marbre dans un corridor de cisaillement nord-sud. L’éponte supérieure contient de la pélite tandis que l’éponte inférieure contenait principalement de la pélite et du grès à l’extrémité sud. Les recommandations de Coffey conseillaient de délimiter des domaines géomécaniques distincts.

Une analyse plus approfondie de l’éponte inférieure a été achevée en décembre 2016 par Absolute Geotechnics Pty Ltd (Absolute). Les paramètres de conception ont intégré des données supplémentaires recueillies dans le cadre de l’étude. Trois domaines structuraux sont identifiés à partir de la faille principale de Boto E et le contact faillé entre le grès et la pélite présents dans l’éponte inférieure. En raison de la présence de ces structures, les domaines géomécaniques ont été révisés.

Des renseignements détaillés au sujet des recommandations se trouvent à la section 16.3. Pour la conception finale, les paramètres de pentes utilisés sont discutés à la section 16.3, et sont illustrés au Tableau 15.2.

Des conditions de terrain drainé sont envisagées, car des trous de drainage horizontaux sont prévus, espacés à la verticale tous les 24 m à mesure que l’extraction progresse. Il est prévu des stations de forage tous les 200 m horizontalement à chaque niveaux espacés de 24 m et trois trous de 50 m forés en éventail à chaque station.

Aucune investigation géotechnique n’a été entreprise à Boto 5 et les paramètres découlant de Malikoundi ont été utilisés pour concevoir la fosse Boto 5.

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Tableau 15.2             Paramètres des pentes de la fosse pour la conception détaillée

Domaines géotechniques	Angle de tête des bancs (°)	Largeur de la berme (m)	Espacement vertical entre les bermes (m)	Angle inter- rampe (°)
Fosse Malikoundi

Saprolite/Latérite	60	5,66	8	37,9

Éponte supérieure – Transition	70	7,90	8	36,5

Éponte supérieure – Roche fraîche	75	9,27	24	56,8

Éponte inférieure (pélite) – Roche fraîche/ Transition	60	9,32	24	46,0

Éponte inférieure (grès) – Roche fraîche/ Transition	75	9,70	24	56,1
Fosse Boto 5

Saprolite/Latérite	60	5,66	8	37,9

Éponte supérieure – Transition	70	7,90	8	36,5

Éponte supérieure – Roche fraîche	75	9,27	24	56,8

Éponte inférieure – Roche fraîche/ Transition	60	9,32	24	46,0

15.2.2	Élaboration d’une coquille de fosse économique

Les conceptions finales des fosses ont été réalisées d’après des coquilles de fosse développées en utilisant la procédure Lerchs-Grossman dans MineSight. Les paramètres utilisés pour générer les coquilles sont illustrés au Tableau 15.3. et au Tableau 15.4.

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Tableau 15.3             Paramètres d’optimisation de la fosse

Paramètre	Unités	Fosse Malikoundi	Fosse Boto 5
Prix des métaux
Prix de l’or	$ US/once	1200	1200
Payable	%	99%	99%
Participation (des profits)%		90%	90%
Transport et affinage	$ US/once	3,04	3,04
Redevances	%	3%	3%
Général
Blocs de ressources utilisés		M+I	M+I
Coûts généraux et administratifs	$ US/t usinée	4,24	4,24
Récupération du procédé
Latérite (ROCK=40)%		0,0%	0,0%
Saprolite (ROCK=50)%		90,1%	94,2%
Roche de transition (ROCK=60)%		91,4%	93,9%
Roche fraîche (ROCK=70)%		88,8%	88,8%
Coûts de traitement
Coût de traitement – Latérite	$ US/t	11,87	11,87
Coût de traitement – Saprolite	$ US/t	11,87	11,87
Coût de traitement – roche de transition	$ US/t	12,67	12,67
Coût de traitement – Roche fraîche	$ US/t	15,11	15,11
Coûts d’exploitation minière
Coût différentiel de transport	$ US/banc de 4 m.	0,009	0,009
Stériles
Latérite	$ US/t	1,38	1,31
Saprolite	$ US/t	1,38	1,31
Roche de transition	$ US/t	1,77	1,69
Roche fraîche	$ US/t	1,97	1,89
Minerai
Latérite	$ US/t	1,36	1,65
Saprolite	$ US/t	1,36	1,65
Roche de transition	$ US/t	1,76	2,03
Roche fraîche	$ US/t	1,95	2,22

*Coûts de traitement en fonction d’un débit de 2,5 Mt/an

**Coûts d’exploitation minière selon l’utilisation des camions de halage de 65 t.

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Tableau 15.4             Angles des pentes de l’optimisation de la fosse

Domaines de roche	Angle de front (degrés)	Hauteur entre les bancs (m)	Largeur des bancs (m)	Angle inter- rampe (degrés)	Nombre de rampes dans la pente	Hauteur de la pente (m)	Pente globale (degrés)
Fosse Malikoundi
Saprolite/Latérite	60	12	8,50	37,9	0	30,0	37,9
Éponte supérieure – Transition	70	12	9,30	41,3	0	270,0	41,3
Éponte supérieure – Roche fraîche	75	24	9,30	56,8	3	270,0	47,6
Éponte inférieure (Pélite) – Roche fraîche/
Transition	60	24	9,30	46,0	3	270,0	39,3
Éponte inférieure (grès) – Roche fraîche/
Transition	75	24	9,70	56,1	3	270,0	47,0
Fosse Boto 5
Saprolite/Latérite	60	12	8,50	37,9	0,5	50,0	33,4
Éponte supérieure – Transition	70	12	9,30	41,3	0	60,0	41,3
Éponte supérieure – Roche fraîche	75	24	9,30	56,8	0,5	60,0	49,6
Éponte inférieure – Roche fraîche/ Transition	60	24	9,30	46,0	0,5	60,0	40,8

Une série de coquilles imbriquées sont générées en utilisant un facteur de revenu (fr). Initialement, le prix de l’or variait entre 300 $ US/once (fr = 0,25) et 1 440 $ US/oz (fr=1,2) pour examiner la sensibilité du gisement aux prix de l’or et définir les secteurs à plus forte valeur. L’information était représentée dans un graphique et les différentes phases et coquilles finales déterminées selon une courbe de revenu. La fosse finale est basée sur une coquille de fosse à un prix de l’or de 996 $ US/ oz.

15.2.3	Teneur de coupure

Pour établir les tonnes et la teneur, les teneurs de coupure dans la fosse varient selon les secteurs de la fosse et le type d’altération. Les teneurs de coupure sont illustrées au Tableau 15.5.

Tableau 15.5             Teneurs de coupure du minerai marginal

Matériel altéré	Malikoundi Au (g/t)	Boto 5 Au (g/t)
Latérite	s. o.	s. o.
Saprolite	0,53	0,50
Roche de transition	0,55	0,53
Roche fraîche	0,64	0,64

Dans le calendrier d’exploitation des fosses, une teneur de coupure de 1 g Au/t a été utilisée pour entreposer le minerai à plus haute teneur et le séparer du minerai à basse teneur. Toutes les réserves sont déclarées d’après les teneurs de coupure inférieures.

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15.2.4	Dilution

Les modèles géologiques fournis par IAMGOLD comportaient des modèles de blocs entiers entièrement dilués. Cela signifie que la teneur des fils de fer était diluée sur la totalité du volume du bloc pour arriver à une teneur de bloc diluée. Le modèle géologique a été créé à l’aide de fils de fer de la teneur avant d’attribuer une teneur à un bloc en entier. AGP croit que cela ne reflète pas adéquatement la quantité de dilution attendue des pratiques d’exploitation normales, même à l’aide d’équipements permettant une sélectivité.

AGP croit aussi que la dilution externe jouerait un rôle dans les matériaux envoyés à l’usine. Pour déterminer la quantité de dilution et la teneur de la dilution, la dimension du bloc dans les modèles a été examinée. La dimension du bloc dans les modèles était de 5 m par 5 m (en plan) et 4 m de haut.

Le pourcentage de dilution est calculé pour chaque côté en contact en utilisant une distance de dilution externe de 0,5 m. Si l’un des côtés du bloc touche à des stériles, cela occasionnerait une dilution de 10%. Si deux côtés sont en contact, la dilution augmente à 20%. S’il s’agit plutôt de trois ou quatre côtés en contact, la dilution augmente alors respectivement à 30 % et 40%. Quatre côtés en contact avec du stérile représentent un bloc de minerai isolé.

Puisque le modèle d’IAMGOLD contient déjà des blocs entiers, le pourcentage de dilution a pu être estimé et ensuite inclus dans l’attribut pourcentage de minerai des blocs. Le modèle minier a donc été modifié pour inclure un attribut pourcentage de minerai et tous les blocs ayant une teneur supérieure à la teneur de coupure s’est vu attribuer un pourcentage de minerai de 100% (jugés comme étant du minerai en totalité). De cette manière, les blocs stériles en contact avec les blocs de minerai pouvaient être inclus dans le calcul du tonnage et de la teneur des tonnes de minerai. L’attribut DORE% du modèle de blocs était utilisé pour déterminer les tonnes et la teneur de façon adéquate.

La comparaison des valeurs in situ aux valeurs diluées pour les phases de conception de la fosse a montré une augmentation du tonnage de minerai ainsi qu’une diminution de la teneur en or. Concernant la fosse Malikoundi (phases 1-4), le minerai dilué contenait 11,1 % plus de tonnes et 8,5% moins de teneur en or qu’établi dans le sommaire de minerai in situ. Au sujet de la fosse Boto 5, le minerai dilué contenait 10,0% plus de tonnes et 8,8% moins de teneur en or qu’établi dans le sommaire de minerai in situ. La dilution de la teneur est inférieure en raison des blocs de stériles qui contiennent un peu de minéralisation. La dilution interne provenant de la conversion du fil de fer au bloc entier n’a pas été signalée séparément dans les sommaires in situ déclarés, sinon la dilution des tonnages aurait été supérieure.

La déclaration des tonnes et des teneurs des fosses comprennent des tonnes et des teneurs diluées.

15.2.5	Conception de la fosse

La conception détaillée de la fosse utilise des coquilles de fosse élaborées pour fournir des lignes directrices sur les phases et la fosse finale. Les angles inter-rampe des fosses respectent les recommandations géotechniques.

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Le dimensionnement des rampes et des bancs d’exploitation est basée sur l’utilisation de camion de transport à châssis rigide de 65 tonnes. La largeur d’opération utilisée pour les camions est de 5,6 m. Cela signifie que l’accès à seule voie a une largeur de 17,7 m (2 x la largeur d’opération + berme et fossé) et l’accès à deux voies a une largeur de 23,3 m (3 x la largeur d’opération + berme et fossé). Les pentes des rampes sont établies à 10 % dans la fosse et à 8% pour les chemins d’accès aux haldes. Les bancs de travail sont conçus à 35 et 40 m de largeur minimum en vue des agrandissements, même si certains agrandissements à la fosse Malikoundi ont été effectués en repli pour faciliter l’accès.

La conception de la fosse Malikoundi comporte trois phases dans la fosse principale, tandis que la phase 4 consiste en une fosse distincte externe située au nord. La fosse Boto 5 comprend uniquement une phase. À des fins de planification, la phase 3 de Malikoundi a été divisée en trois secteurs distincts pour permettre l’accès au côté est de la fosse.

Les ressources des phases de la fosse Malikoundi sont établies d’après des teneurs de coupure de 0,53 g Au/t pour la saprolite, de 0,55 g Au/t pour la roche de transition et de 0,64 g Au/t pour la roche. Les ressources de la fosse Boto 5 sont établies d’après des teneurs de coupure de 0,50 g Au/t pour la saprolite, de 0,53 g Au/t pour la roche de transition et de 0,64 g Au/t pour la roche. La planification comporte une teneur de coupure de 1 g Au/t pour tous les types de matériaux afin de distinguer le matériel à haute teneur du matériel à basse teneur.

La planification minière prévoit 26,8 Mt de minerai à une teneur de 1,64 g Au/t sur une durée de vie de la mine de 13,5 années d’usinage. Le tonnage de stériles totalisant 175,7 Mt sera placé dans des haldes à stériles. Le ratio de décapage global est de 6,54:1 sur la durée de vie de la mine.

La durée de vie actuelle comprend deux années de préproduction et 13,5 années d’extraction et d’usinage. La fosse Malikoundi sera achevée et les empilements de minerai seront vidés pendant la dernière année. Le minerai empilé, combiné aux différentes phases de la fosse réalisées progressivement, sera utilisé pour assurer une alimentation suffisante à l’usine pendant la saison des pluies. Ceci sera aussi jumelé à des puisards dans la fosse et des fossés à la surface autour des fosses. Les phases progresseront plus vite pendant la saison sèche pour permettre d’entreposer temporairement l’eau à la suite des pluies qui sera ensuite retirée par pompage.

15.3	Rapport sur les réserves minérales

Les réserves du projet Boto sont établies d’après la conversion des ressources indiquées dans le plan minier du présent rapport technique. Les modèles actuels ne contiennent aucune ressource mesurée. Les ressources indiquées sont converties directement en réserves probables. Ces estimations ont été réalisées sous la supervision de Gordon Zurowski, ingénieur professionnel chez AGP Mining Consultants Inc., une personne qualifiée conformément à la Norme canadienne 43-101. Les réserves sont établies uniquement à partir des fosses à ciel ouvert de Malikoundi, Malikoundi Nord et Boto 5.

Les teneurs de coupure des secteurs de Malikoundi et Malikoundi Nord varient entre 0,53 et 0,64 g Au/t selon les types de matériaux. Pour Boto 5, les teneurs de coupure se situent entre 0,50 et 0,64 g Au/t. L’estimation est en date du 1er octobre 2017. Le total des réserves du projet Boto est illustré au Tableau 15.6 et au Tableau 15.7.

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Tableau 15.6             Réserves prouvées et probables – Résumé du Projet Boto

	Prouvées			Probables			Total
Type de minerai	Tonnes (kt)	Teneur (g/t)	Or (onces)	Tonnes (kt)	Teneur (g/t)	Or (onces)	Tonnes (kt)	Teneur (g/t)	Or (once)

Saprolite	-	-	-	1 750	2,03	114 000	1 750	2,03	114 000

Roche de transition	-	-	-	1 371	1,88	83 000	1 371	1,88	83 000

Roche fraîche	-	-	-	23 720	1,60	1 218 000	23 720	1,60	1 218 000

Total	-	-	-	26 841	1,64	1 415 000	26 841	1,64	1 415 000

Note : Les réserves minérales sont incluses dans les ressources minérales

Tableau 15.7             Réserves prouvées et probables – par secteur de fosse

	Prouvées			Probables			Total
Secteur de fosse (teneur de coupure g/t)	Tonnes (kt)	Teneur (g/t)	Or (once)	Tonnes (kt)	Teneur (g/t)	Or (once)	Tonnes (kt)	Teneur (g/t)	Or (once)

Malikoundi (0,53-0,64 g/t)

Saprolite (0,53 g/t)	-	-	-	395	1,72	22 000	395	1,72	22 000

Roche de transition (0,55 g/t)	-	-	-	683	1,99	44 000	683	1,99	44 000

Roche fraîche (0,64 g/t)	-	-	-	23 437	1,60	1 202 000	23 437	1,60	1 202 000

Total Malikoundi	-	-	-	24 515	1,61	1 268 000	24 515	1,61	1 268 000

Malikoundi Nord (0,53-0,64 g/t)

Saprolite (0,53 g/t)	-	-	-	397	1,89	24 000	397	1,89	24 000

Roche de transition (0,55 g/t)	-	-	-	150	1,60	8 000	150	1,60	8 000

Roche fraîche (0,64 g/t)	-	-	-	188	1,71	10 000	188	1,71	10 000

Total Malikoundi Nord	-	-	-	735	1,78	42 000	735	1,78	42 000

Boto 5 (0,50 – 0,64 g/t)

Saprolite (0,50 g/t)	-	-	-	958	2,21	68 000	958	2,21	68 000

Roche de transition (0,53 g/t)	-	-	-	538	1,82	31 000	538	1,82	31 000

Roche fraîche (0,64 g/t)	-	-	-	95	1,88	6 000	95	1,88	6 000

Total Boto 5	-	-	-	1 591	2,06	105 000	1 591	2,06	105,00

Projet Boto

Saprolite	-	-	-	1 750	2,03	114 000	1 750	2,03	114 000

Roche de transition	-	-	-	1 371	1,88	83 000	1 371	1,88	83 000

Roche fraîche	-	-	-	23 720	1,60	1 218 000	23 720	1,60	1 218 000

Total Projet Boto	-	-	-	26 841	1,64	1 415 000	26 841	1,64	1 415 000

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16.0	MÉTHODES D’EXPLOITATION

16.1	Introduction

La méthode sélectionnée pour la mise en valeur du projet aurifère Boto est une exploitation à ciel ouvert. Ce choix est basé sur la taille de la ressource, la teneur, la distribution de la teneur ainsi que la faible profondeur des gisements de Malikoundi et Boto 5.

Aucune exploitation n’a été effectuée à ce projet à ce jour. Selon AGP, d’après les prix actuels des métaux et la connaissance de la minéralisation, une exploitation à ciel ouvert représente l’approche de mise en valeur la plus raisonnable.

Le projet se situe à l’ouest de la rivière Falémé qui représente aussi la frontière avec le Mali. Une zone tampon de 500 m a été observée par rapport à la rivière et aux villages avoisinants pour toute l’infrastructure et les haldes à stériles. Une zone tampon de 200 m a été observée pour les fosses.

Le potentiel de mise en valeur par une exploitation souterraine sous la fosse à ciel ouvert n’a pas été étudié dans le cadre de cette étude de préfaisabilité.

16.2	Importation du modèle géologique

IAMGOLD a fourni en début de janvier 2017 des modèles géologiques des gisements Malikoundi et Boto 5 en format GEMS®. Une mise à jour du modèle géologique de Malikoundi a aussi été fournie à la fin de février 2017. AGP a ouvert chacun de ces modèles dans GEMS® et les a exportés en valeurs séparées par des virgules (format CSV) en vue de les importer dans MineSight®.

Les deux modèles de blocs ont été fournis en tant que modèles pivotés, dont les dimensions des blocs sont de 5 m x 5 m x 4 m. Les détails des différents modèles de blocs sont fournis au Tableau 16.1.

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Tableau 16.1             Détails des modèles de blocs

Description	Malikoundi (janv.) Valeur	Malikoundi (févr.) Valeur	Boto 5 Valeur
Fichier de l’espace de travail GEMS®	nov16Boto2	feb17Boto2	June15Boto5
Fichier 10 de MineSight® (fichier de contrôle)	bot210.dat	bo210.dat	bot510.dat
Fichier 15 de MineSight® (fichier de contrôle)	bot215.dat	bo215.dat	bot515.dat

Origine axe X (m)	240 605,655	240 606	239 400
Origine axe Y (m)	1 378 476,577	1 378 477	1 375 600
Origine axe Z (m)	225	225	225
Rotation (degrés, sens horaire)	25	25	28,5

Nombre de blocs dans la direction de l’axe X	350	350	220
Nombre de blocs dans la direction de l’axe Y	550	550	230
Nombre de blocs dans la direction de l’axe Z	140	160	113

Taille des blocs, axe X (m)	5	5	5
Taille des blocs, axe Y (m)	5	5	5
Taille des blocs, axe Z (m)	4	4	4

Les modèles de blocs de 2017 comprennent le type de roche, la densité, la classification, l’altération et la teneur en or. Les modèles de ressources sont des modèles de blocs entiers. La modélisation minière créée par AGP dans MineSight utilise les mêmes dimensions que le modèle de ressources d’origine, auquel des éléments ont été ajoutés à des fins de planification minière. MineSight a été utilisé pour l’aspect minier de l’étude de préfaisabilité afin de tirer profit de l’algorithme Lerchs-Grossman qui y est intégré pour l’élaboration des coquilles de fosse économiques.

La teneur dans chaque bloc des modèles est considérée comme une teneur non diluée. Aucun pourcentage de minerai n’est inscrit dans les modèles de blocs fournis. Tous les attributs des blocs dans le modèle d’exploitation minière demeurent les mêmes que dans le modèle géologique.

Dans l’étude de préfaisabilité, seules les ressources mesurées et indiquées ont été utilisées et le modèle géologique fourni ne comprend aucune ressource mesurée. Toutes les ressources présumées sont considérées comme des stériles. Les ressources minérales des différents gisements de Boto sont illustrées dans le Tableau 16.2.

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Tableau 16.2           Ressources minérales – Projet Boto

Zone	Tonnes (en milliers)	Teneur (g Au/t)	Or contenu koz
INDIQUÉES
Malikoundi (incluant au nord)	33 866	1,61	1 751

Boto 4	-	-	-

Boto 5	1 617	2,17	113

Boto 6	1 925	0,95	58

Total ressources INDIQUÉES	37 408	1,60	1 922

PRÉSUMÉES

Malikoundi (incluant au nord)	8 188	1,84	484

Boto 4	2 609	1,14	96

Boto 5	-	-	-

Boto 6	184	1,14	14

Total ressources PRÉSUMÉES	10 981	1,66	594

Notes:

•	D’après les définitions de I’ICM pour la classification des ressources minérales.
•	Les teneurs de coupure se situent entre 0,42 g Au/t et 0,54 g Au/t et varient selon le gisement et le type de matériel d’oxydoréduction.
•	Les ressources minérales sont estimées en utilisant un prix de l’or à 1 500 $US l’once.
•	L’écrêtage des valeurs des analyses à forte teneur varie entre 10 g Au/t et 20 g Au/t selon les domaines géologiques.
•	La densité apparente varie entre 1,65 g/cm3 et 2,76 g/cm3 selon le type de matériel doxdoréduction.
•	Les ressources sont délimitées dans l’enveloppe d’une fosse modélisée â l’aide du logiciel Whittle

Les types d’altération ont été fournis comme attributs dans le modèle et associés à leur densité, ce qui est présenté au Tableau 16.3.

Tableau 16.3           Types et codes d’altération et densité

Type d’altération	Code d’altération	Densité (DEN) (t/m3)
Latérite	40	2,000

Saprolite	50	1,650

Roche de transition	60	2,190

Roche dure	70	2,765

Les tonnages et les teneurs à différentes valeurs de teneur de coupure ont été comparés entre le format GEMS d’origine et après leur importation dans le logiciel MineSight®. Une très bonne concordance a été établie avec des différences de tonnage de moins de 1,0% et des différences de teneur de moins de 0,2% pour Malikoundi, selon la teneur de coupure utilisée. Concernant Boto 5, les différences de tonnage étaient de 1,4% pour le tonnage et de 0,3% pour la teneur, à la teneur de coupure utilisée.

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Les données de relevés topographiques LiDAR de 2016 ont été fournies en format AutoCAD® dans le système de coordonnées WGS84 UTM29N. Les lignes de contour à un intervalle de 0,5 m ont été triangulées afin d’obtenir une topographie claire et raisonnable pour la planification à long terme. Les topographies de surfaces originales LiDAR sont disponibles pour une planification détaillée ultérieure. L’élévation de la topographie à proximité des gisements de Boto varie approximativement entre 160 et 205 mètres au-dessus du niveau de la mer (masl).

16.3	Information géotechnique

16.3.1	Étude géotechnique de 2015 par Coffey

Une étude géotechnique a été achevée en octobre 2015 par Coffey Mining Ptd Ltd (Coffey). Le rapport était axé sur la fosse proposée à Malikoundi selon un contexte d’exploitation à ciel ouvert. Le gisement est décrit comme étant encaissé dans le grès et le calcaire/marbre dans un corridor de cisaillement nord-sud. L’éponte supérieure contient de la pélite tandis que l’éponte inférieure contenait principalement de la pélite et du grès à l’extrémité sud. Les recommandations de Coffey conseillaient de délimiter des domaines géomécaniques distincts, comme illustrés à la Figure 16.1, et d’utiliser les paramètres de pente de fosse comme indiqué au Tableau 16.4.

Figure 16.1           Domaines géotechniques proposés par Coffey, 2015

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Tableau 16.4            Paramètres de pente de fosse recommandés par Coffey, 2015

Material	Sector	Maximum BFA (°)	Batter height (assumed m)	Minimum Berm Width (for batter height m)	Overall slope angle (°) (Moderate consequence FoS = 1.3)	Overall slope angle (°) (Low consequence FoS = 1.2)
Laterite	All	75	Max 20	8.5	37	37
(165 to 150 mRL)
Saprolite	All	40 to 60	Max 20	8.5	33	33
(150 to 135 mRL)
Transition	HW1, HW2 and HW3	70	20	8.5	37	41
(135 to 110 mRL)			24	9.3	37	41
	HW1	75	20	8.5	45	50
Fresh	(To -115 mRL)		24	9.3	45	50
(Below 110 mRL)	HW2 and HW3	75	20	8.5	41	45
	(To -215 mRL)		24	9.3	41	45
Transition /Fresh	FW1 and FW2	60	20	8.5	38	38
(Below 135 mRL)	(To -215 mRL)		24	9.3	38	38
	HW1			Overall Slope	43	47
	(165 to -115 mRL)
All	HW2 and HW3			Overall Slope	40	44
	(165 to -215 mRL)
	FW1 and FW2			Overall Slope	37	37
	(165 to -215 mRL)

16.3.2	Étude géotechnique de 2016 pour l’éponte inférieure

Une analyse plus approfondie de l’éponte inférieure a été achevée en décembre 2016 par Absolute Geotechnics Pty Ltd (Absolute). Les paramètres de conception ont intégré des données supplémentaires recueillies dans le cadre de l’étude. Trois domaines structuraux sont identifiés à partir de la faille principale de Boto E et le contact faillé entre le grès et la pélite présents dans l’éponte inférieure. En raison de la présence de ces structures, les domaines géomécaniques ont été révisés comme illustré à la Figure 16.2 ainsi que les paramètres de pente s’y rattachant, montrés au Tableau 16.5.

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Figure 16.2             Domaines géotechniques révisés (Absolute, 2016)

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Tableau 16.5             Paramètres de pentes révisés pour l’éponte inférieure (Absolute, 2016)

Overall slope height	Domain	Maximum IRA (toe to toe)	Maximum overall slope angle (upper crest of transition to toe of slope)	Exceeds maximum IRA from CFA (Morriss) analysis	Comment
Up to 315m (i.e. BOTO 2 Final Surface V5)	A Pelite with the Boto E fault behind the slope face	46°	40°	No	Factor of safety may be below acceptance criteria for limited parts of domain due to oblique fault intersection
	B Pelite behind the Boto E Fault	47°	41°	No	Optimised
	C Footwall sandstone	56°	50°	-	Overall slope FOS of 1.30. Requires check of batter berm configuration at DFS stage
Up to 200m (i.e. BOTO 2 PH2 SURFACE)	A Pelite with the Boto E fault behind the slope face	48°	42°	Yes. Meets Batter Face Window derived slope	Single ramp within section
	B Pelite behind the Boto E Fault	52°	45°	Yes. Also exceeds Batter Face Window derived slope angle by 1°	Single ramp within section
	C Footwall sandstone	Not present in pit design. Recommendations above can be used where/if exposed.
Note: Recommendations are for the transition and fresh material only. Batter face angles should be minimised while maintaining suitable berm widths for rock fall miti

16.4	Élaboration de l’enveloppe économique de la fosse

Pour déterminer la taille potentielle de la fosse à ciel ouvert, divers paramètres ont été nécessaires, y compris des estimations des coûts d’exploitation, de traitement et des frais généraux et administratifs, ainsi que la récupération métallurgique, les pentes de la fosse et une hypothèse raisonnable à long terme du prix de l’or. AGP a travaillé de concert avec le personnel d’IAMGOLD pour sélectionner des paramètres de coûts d’exploitation adéquats pour les deux fosses à ciel ouvert. Les coûts d’exploitation sont des estimations établies d’après l’étude interne réalisée par AGP et représentent ce qui est attendu sur la durée de vie de la mine pour tous les types de matériaux et les différents points de déchargement. Les coûts de traitement et les frais généraux et administratifs ont été fournis par Lycopodium.

Les paramètres sélectionnés sont illustrés au Tableau 16.6.

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Tableau 16.6             Paramètres d’optimisation de la fosse

Paramètre	Unités	Fosse Malikoundi	Fosse Boto 5
Prix des métaux
Prix de l’or	$ US/oz	1200	1200
Payable	%	99%	99%
Participation (part du profit)%		90%	90%
Transport et affinage	$ US/oz	3,04	3,04
Redevances	%	3%	3%
Général
Blocs de ressources utilisés		M+I	M+I
Frais généraux et administratifs	$ US/t de minerai	4,24	4,24
Récupération au procédé
Latérite (ROCHE=40)%		0,0%	0,0%
Saprolite (ROCHE=50)%		90,1%	94,2%
Roche de transition (ROCHE=60)%		91,4%	93,9%
Roche fraîche (ROCHE=70)%		88,8%	88,8%
Coûts de procédé*
Coût de procédé - latérite	$ US/t	11,87	11,87
Coût de procédé - saprolite	$ US/t	11,87	11,87
Coût de procédé - roche de transition	$ US/t	12,67	12,67
Coût de procédé - roche fraîche	$ US/t	15,11	15,11
Coûts d’exploitation minière **
Coût incrémental de transport	$ US/banc 4m	0,009	0,009
Stériles
Latérite	$ US/t	1,38	1,31
Saprolite	$ US/t	1,38	1,31
Roche de transition	$ US/t	1,77	1,69
Roche fraîche	$ US/t	1,97	1,89
Minerai
Latérite	$ US/t	1,36	1,65
Saprolite	$ US/t	1,36	1,65
Roche de transition	$ US/t	1,76	2,03
Roche fraîche	$ US/t	1,95	2,22

* coûts de procédé d’après un débit de 2,5 Mt/a

** coûts d’exploitation minière selon une utilisation de camions de transport de 65 t

Tous les coûts sont libellés en dollars américains, sauf indication contraire.

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Les pentes des fosses en vue de l’optimisation des fosses ont été établies d’après les rapports de Coffey (2015) et Absolute (2016). Les pentes ont ensuite été modifiées pour prendre en considération l’inclusion de rampes en vue d’arriver à un angle global. Les pentes globales finales pour les travaux d’optimisation aux fosses Malikoundi et Boto 5 sont illustrées au Tableau 16.7. Les travaux réalisés en 2016 par Absolute ont permis d’accroître le degré de confiance dans les paramètres de pentes à l’éponte inférieure de la fosse Malikoundi. Aucun paramètre n’a été fourni pour la fosse Boto 5, donc les paramètres de pentes de Malikoundi ont été appliqués de manière similaire à la fosse Boto 5.

Tableau 16.7             Paramètres de pentes pour l’optimisation des fosses

Domaines géotechniques	Angle de face (degrés)	Hauteur entre les bermes (m)	Largeur des bancs (m)	Angle inter- rampe (degrés)	Nbres de rampes dans la pente	Hauteur de la pente (m)	Pente globale (degrés)
Fosse Malikoundi
Saprolite/Latérite	60	12	8,50	37,9	0	30,0	37,9
Éponte supérieure - roche de transition	70	12	9,30	41,3	0	270,0	41,3
Éponte supérieure - roche fraîche	75	24	9,30	56,8	3	270,0	47,6
Éponte inférieure (pélite) -roche fraîche/transition	60	24	9,30	46,0	3	270,0	39,3
Éponte inférieure (SS) - roche fraîche/transition	75	24	9,70	56,1	3	270,0	47,0
Fosse Boto 5
Saprolite/Latérite	60	12	8,50	37,9	0,5	50,0	33,4
Éponte supérieure - roche de transition	70	12	9,30	41,3	0	60,0	41,3
Éponte supérieure - roche fraîche	75	24	9,30	56,8	0,5	60,0	49,6
Éponte inférieure - roche fraîche/transition	60	24	9,30	46,0	0,5	60,0	40,8

Des coquilles de fosse initiales ont été générées pour examiner la sensibilité au prix de l’or. Les résultats ont servi à mieux comprendre le gisement et à faire ressortir les opportunités pour la conception ultérieure. Pour cette analyse, seulement du matériel non dilué de catégorie mesurée et indiquée a été utilisé. Le prix de l’or a été varié entre 300 $ US/oz et 1 440 $ US/oz. Tous les autres paramètres étaient fixes. L’objectif recherché était de visualiser les seuils critiques naturels dans le gisement. Le profit net avant coûts d’investissement de chaque fosse a été calculé sur une base désactualisée pour chaque coquille de fosse en utilisant un prix de 1 200 $ US/once comme revenu. Les tonnes de minerai/stériles et le profit net par rapport au prix de l’or sont ensuite illustrés dans un graphique.

Le graphique des résultats de Malikoundi se trouve à la Figure 16.3.

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Figure 16.3             Profit à Malikoundi selon le prix de l’or par coquille de fosse

Le graphique illustre différents seuils critiques. Si le tonnage de stériles augmente, et à un degré moindre le tonnage de minerai, le profit net augmente aussi. Dans le cas du premier seuil critique établi à 540 $/oz, le tonnage cumulé de stériles s’élève à 11,8 Mt, et comporte une augmentation correspondante du tonnage de minerai de 3,2 Mt ou un ratio de décapage de 3,7:1. Le profit net augmente aussi au-delà de ce point, indiquant un potentiel d’accroître la valeur en fixant un prix du métal plus élevé.

Le deuxième seuil critique se situe à 984 $ US/oz. Le tonnage incrémental de stériles par rapport au premier seuil critique est de 67,4 Mt, et comporte une augmentation correspondante du tonnage de minerai de 11,2 Mt ou un ratio de décapage de 6,0:1. Le profit net augmente aussi au-delà de ce point, indiquant un potentiel d’accroître la valeur en fonction d’un prix du métal plus élevé. Cette coquille de fosse a été utilisée lors de la conception de la phase 2 de la fosse Malikoundi. Il y a un tonnage considérable de stériles à la coquille de fosse suivante pour réaliser la prochaine hausse de profit.

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Le troisième et dernier seuil critique se situe à 996 $/oz. Ce seuil implique une hausse considérable du tonnage de stériles par rapport au deuxième seuil critique (89 Mt) avec une hausse de 8,9 Mt de minerai et un ratio de décapage incrémental de 10,0:1. Le profit net continue d’augmenter au-delà du troisième seuil critique, mais à un taux beaucoup plus bas qu’aux seuils critiques précédents. La valeur supplémentaire potentielle a été considérée négligeable en prenant en compte l’actualisation et l’exactitude de l’analyse. Cette coquille de fosse a été utilisée pour la conception de la phase 3 de la fosse Malikoundi. Le ratio de décapage cumulé de la coquille de fosse à 996 $/oz est de 7,2:1.

Pour la fosse Boto 5, une seule coquille de fosse a été générée et choisie pour la conception de la fosse au prix de l’or de 1 200 $ US/oz, avec des coûts d’exploitation minière associés à des camions de transport de 65 t et des coûts de traitement associés à une production de 2,5 Mt par année. Le tonnage de stérile cumulé de la coquille de fosse choisie s’élève à 13,3 Mt, et le tonnage de minerai est de 1,5 Mt pour un ratio de décapage de 8,8:1.

Avant d’arrêter un choix sur ces coquilles de fosse à des fins de conception, d’autres coquilles de fosse ont été élaborées et discutées avec IAMGOLD, notamment pour une utilisation de plus gros camions de transport et d’une production annuelle à l’usine inférieure.

16.5	Calcul de la dilution

Les modèles géologiques fournis par IAMGOLD comportaient des modèles de blocs entiers entièrement dilués. Cela signifie que la teneur des fils de fer était diluée sur la totalité du volume du bloc pour arriver à une teneur de bloc diluée. Le modèle géologique a été créé à l’aide de fils de fer de la teneur avant d’attribuer une teneur à un bloc en entier. AGP croit que cela ne reflète pas adéquatement la quantité de dilution attendue des pratiques d’exploitation normales, même à l’aide d’équipements permettant une sélectivité.

AGP croit aussi que la dilution externe jouerait un rôle dans les matériaux envoyés à l’usine. Pour déterminer la quantité de dilution et la teneur de la dilution, la dimension du bloc dans les modèles a été examinée. La dimension du bloc dans les modèles était de 5 m par 5 m (en plan) et 4 m de haut.

Le pourcentage de dilution est calculé pour chaque côté en contact en utilisant une distance de dilution externe de 0,5 m. Si l’un des côtés du bloc touche à des stériles, cela occasionnerait une dilution de 10%. Si deux côtés sont en contact, la dilution augmente à 20%. S’il s’agit plutôt de trois ou quatre côtés en contact, la dilution augmente alors respectivement à 30 % et 40%. Quatre côtés en contact avec du stérile représentent un bloc de minerai isolé.

Puisque le modèle d’IAMGOLD contient déjà des blocs entiers, le pourcentage de dilution a pu être estimé et ensuite inclus dans l’attribut pourcentage de minerai des blocs. Le modèle minier a donc été modifié pour inclure un attribut pourcentage de minerai et tous les blocs ayant une teneur supérieure à la teneur de coupure s’est vu attribuer un pourcentage de minerai de 100% (jugés comme étant du minerai en totalité). Les teneurs de coupure du minerai marginal sont indiquées pour chaque type d’altération et chaque fosse au Tableau 16.8.

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Tableau 16.8             Teneurs de coupure du minerai marginal

Matériel altéré	Malikoundi Au (g/t)	Boto 5 Au (g/t)
Latérite	s.o.	s.o.
Saprolite	0,53	0,50
Roche de transition	0,55	0,53
Roche fraîche	0,64	0,64

MineSight comporte une routine qui permet à l’utilisateur d’effectuer une requête concernant les blocs avoisinants selon une série de conditions. Pour le calcul du pourcentage de dilution, la procédure a été exécutée afin de déterminer combien de blocs de minerai touchent à un bloc de stérile, ce qui a permis d’établir le pourcentage de dilution à appliquer. Cette donnée a été stockée dans le bloc de stérile et la teneur du bloc de stériles utilisée comme teneur de dilution. Si un bloc de stérile n’était entouré que par d’autres blocs de stérile, le pourcentage de dilution était de zéro.

De cette manière, les blocs stériles en contact avec les blocs de minerai pouvaient être inclus dans le calcul du tonnage et de la teneur des tonnes de minerai. L’attribut DORE% du modèle de blocs était utilisé pour déterminer les tonnes et la teneur de façon adéquate.

La comparaison des valeurs in situ aux valeurs diluées pour les phases de conception de la fosse a montré une augmentation du tonnage de minerai ainsi qu’une diminution de la teneur en or. Concernant la fosse Malikoundi (phases 1-4), le minerai dilué contenait 11,1 % plus de tonnes et 8,5 % moins de teneur en or qu’établi dans le sommaire de minerai in situ. Au sujet de la fosse Boto 5, le minerai dilué contenait 10,0 % plus de tonnes et 8,8 % moins de teneur en or qu’établi dans le sommaire de minerai in situ. La dilution de la teneur est inférieure en raison des blocs de stériles qui contiennent un peu de minéralisation. La dilution interne provenant de la conversion du fil de fer au bloc entier n’a pas été signalée séparément dans les sommaires in situ déclarés, sinon la dilution des tonnages aurait été supérieure.

La déclaration des tonnes et des teneurs des fosses comprennent des tonnes et des teneurs diluées.

16.6	Conception des fosses

Les conceptions de fosse sont élaborées pour les fosses Malikoundi et Boto 5. Les coquilles de fosse obtenues lors de l’exercice d’optimisation sont utilisées pour guider les fosses définitives et pour identifier les secteurs de meilleure valeur afin d’optimiser le calendrier d’exploitation minière.

Les paramètres géotechniques décrits à la section 16.3 ont été utilisés pour chaque type d’altération comme indiqué au Tableau 16.9. Les bermes géotechniques ont été placées à des intervalles de 8 et de 24 m conformément aux lignes directrices fournies.

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Tableau 16.9             Paramètres des pentes de la fosse de la conception détaillée

Domaines géotechniques	Angle de banc (°)	Largeur de la berme (m)	Intervalle vertical entre les bermes (m)	Angle interrampe (°)
Fosse Malikoundi
Saprolite/Latérite	60	5,66	8	37,9
Éponte supérieure - Transition	70	7,90	8	36,5
Éponte supérieure - Roche fraîche	75	9,27	24	56,8
Éponte inférieure (pélite) - Roche fraîche/Transition	60	9,32	24	46,0
Éponte inférieure (grès) - Roche fraîche/Transition	75	9,70	24	56,1
Fosse Boto 5
Saprolite/Latérite	60	5,66	8	37,9
Éponte supérieure - Transition	70	7,90	8	36,5
Éponte supérieure - Roche fraîche	75	9,27	24	56,8
Éponte inférieure - Roche fraîche/Transition	60	9,32	24	46,0

Le dimensionnement des rampes et des bancs d’exploitation est basée sur l’utilisation de camion de transport à châssis rigide de 65 tonnes. La largeur d’opération utilisée pour les camions est de 5,6 m. Cela signifie que l’accès à seule voie a une largeur de 17,7 m (2 x la largeur d’opération + berme et fossé) et l’accès à deux voies a une largeur de 23,3 m (3 x la largeur d’opération + berme et fossé). Les pentes des rampes sont établies à 10% dans la fosse et à 8% pour les chemins d’accès aux haldes. Les bancs de travail sont conçus à 35 et 40 m de largeur minimum en vue des agrandissements, même si certains agrandissements à la fosse Malikoundi ont été effectués en repli pour faciliter l’accès.

La conception de la fosse Malikoundi comporte trois phases dans la fosse principale, tandis que la phase 4 consiste en une fosse distincte externe située au nord. La fosse Boto 5 comprend uniquement une phase. Les tonnages et les teneurs de la conception finale sont illustrés au Tableau 16.10. Les teneurs de coupure ont été appliquées avant la dilution. À des fins de planification, la phase 3 de Malikoundi a été divisée en trois secteurs distincts pour permettre l’accès au côté est de la fosse. Les caractéristiques de ces secteurs sont indiqués au Tableau 16.11.

Tableau 16.10             Conception finale – Tonnages et teneurs

Fosse	Minerai (Mt)	Or (g/t)	Stériles (Mt)	Total (Mt)	Ratio de décapage
Phase 1 Malikoundi	3,0	2,08	10,7	13,8	3,5
Phase 2 Malikoundi	12,9	1,53	67,7	80,7	5,2
Phase 3 Malikoundi	8,5	1,56	76,9	85,4	9,0
Phase 4 Malikoundi	0,7	1,78	6,1	6,9	8,4
Boto 5	1,6	2,06	14,2	15,8	8,9
Total	26,8	1,64	176	203	6,5
Total sans Phase 3 Malikoundi	18,3	1,68	99	117	5,4

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Tableau 16.11             Phase 3 Malikoundi

Fosse	Minerai (Mt)	Or (g/t)	Stériles (Mt)	Total (Mt)	Ratio de décapage
Phase 3 Malikoundi accès	0,0	0,66	6,6	6,6	254,2
Phase 3E Malikoundi	0,0	0,58	4,3	4,3	7634,3
Phase 3O Malikoundi	8,5	1,56	66,0	74,5	7,7
Phase 3 Malikoundi Total	8,5	1,56	77	85	9,0

Les ressources des phases de la fosse Malikoundi sont établies d’après des teneurs de coupure de 0,53 g Au/t pour la saprolite, de 0,55 g Au/t pour la roche de transition et de 0,64 g Au/t pour la roche. Les ressources de la fosse Boto 5 sont établies d’après des teneurs de coupure de 0,50 g Au/t pour la saprolite, de 0,53 g Au/t pour la roche de transition et de 0,64 g Au/t pour la roche. La planification comporte une teneur de coupure de 1 g Au/t pour tous les types de matériaux afin de distinguer le matériel à haute teneur du matériel à basse teneur.

Les conceptions des phases sont décrites en plus de détails ci-dessous.

16.6.1	Phase 1 – Malikoundi

L’accès au développement de la phase 1 s’effectue par l’extrémité nord de la fosse comme indiqué à la Figure 16.4. Son but est de fournir des matériaux à haute teneur et à un faible ratio de décapage au début du calendrier de production. Le chemin de halage aura une pleine largeur d’opération et sera extrait lors de l’exploitation de la phase 2.

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Figure 16.4             Phase 1 – Malikoundi

16.6.2	Phase 2 – Malikoundi

Le développement de la phase 2 de Malikoundi est aussi accédée à partir de l’extrémité nord de la fosse comme illustré à la Figure 16.5. Elle donne accès au minerai à haute teneur sous la phase 1. Le chemin de halage aura la pleine largeur d’opération, à l’exception d’une voie unique pour les bancs au fond, et sera pratiquement extrait en totalité pendant la phase 3.

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Figure 16.5             Phase 2 – Malikoundi

16.6.3	Phase 3 – Malikoundi (Secteur d’accès à l’est)

La quantité de stérile a été réduite en évitant le développement de la phase 3 vers le nord et le sud des limites de la phase 2. Un accès sera créé par l’extraction du côté est de la fosse jusqu’à une élévation de 93 m comme illustré à la Figure 16.6. Les matériaux enlevés se composent principalement de stériles et permettront le rabattage du côté est au moment où l’extraction du côté ouest de la phase 3 est effectuée. Les chemins de halage seront à leur pleine largeur d’opération et seront complètement excavés à la fin de la phase 3.

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Figure 16.6             Phase 3 – Malikoundi (Secteur d’accès à l’est)

16.6.4	Phase 3 – Malikoundi

L’accès est de la phase 3 et le côté ouest peuvent être extraits indépendamment l’un de l’autre jusqu’à une élévation de 93 m. Lorsque ces deux secteurs s’approcheront de l’élévation 93 m, le côté étroit à l’est de la phase 3 peut être rabattu et les matériaux transportés par la nouvelle sortie au sud de la fosse. Le chemin de halage aura sa pleine largeur d’opérationh, sauf pour la voie simple pour les bancs du fond. Les côtés est et ouest de la phase 3 progresseront ensemble sous l’élévation de 93 m jusqu’à la fosse ultime illustrée à la Figure 16.7.

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Figure 16.7             Phase 3 – Malikoundi

16.6.5	Phase 4 – Malikoundi (fosse nord)

La phase 4 de Malikoundi a été conçue comme une fosse satellite distincte au nord de la fosse principale Malikoundi. Elle consiste en une seule phase d’exploitation étroite accessible par une fente à l’extrémité nord de la fosse. Le chemin de halage aura une pleine largeur d’opération, sauf pour la voie simple pour les bancs du fond. Cette phase est située immédiatement à l’est du bassin de stockage des eaux; elle sera donc extraite au début calendrier d’exploitation afin de fournir les matériaux de construction requis pour la construction de cet aménagement. La phase 4 est illustrée à la Figure 16.8.

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Figure 16.8             Phase 4 – Malikoundi

16.6.6	Boto 5

La phase Boto 5 a été conçue comme une fosse satellite distincte à quelques kilomètres au sud de la fosse principale de Malikoundi. Elle consiste en une seule phase d’exploitation accessible à partir du coin nord-ouest par une rampe tournant autour de la fosse. Le chemin de halage aura une pleine largeur d’opération, sauf pour la voie simple pour les bancs du fond. La fosse finale est illustrée à la Figure 16.9.

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Figure 16.9             Boto 5 – Conception de la phase simple

16.7	Planification minière

La planification minière prévoit 26,8 Mt de minerai à une teneur de 1,64 g Au/t sur une durée de vie de la mine de 13,5 années d’usinage. Le tonnage de stériles totalisant 175,7 Mt sera placé dans des haldes à stériles. Le ratio de décapage global est de 6,54:1 sur la durée de vie de la mine.

Le calendrier d’exploitation minière est basé sur les conceptions de fosse et des phases décrites précédemment afin d’alimenter l’usine de traitement à un rythme de 2 Mtpa (5600 tonnes par jour) de minerai. Le minerai est un mélange de saprolite, de roche de transition et de roche dure.

La durée de vie actuelle comprend deux années de préproduction et 13,5 années d’extraction et d’usinage. La fosse Malikoundi sera achevée et les empilements de minerai seront vidés pendant la dernière année. Le minerai empilé, combiné aux différentes phases de la fosse réalisées progressivement sera utilisé pour assurer une alimentation suffisante à l’usine pendant la saison des pluies. Ceci sera aussi jumelé à des puisards dans la fosse et des fossés à la surface autour des fosses. Les phases progresseront plus vite pendant la saison sèche pour permettre d’entreposer temporairement l’eau à la suite des pluies qui sera ensuite retirée par pompage.

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Le début de l’exploitation nécessite différents éléments d’infrastructure. Ceci inclut de créer des chemins adéquats jusqu’au parc à résidus, jusqu’à l’usine et jusqu’aux différentes fosses. En particulier, Boto 5 nécessitera la construction d’un chemin d’accès et de halage de minerai de 4 km et un autre chemin de 4,2 km est aussi requis pour accéder au parc à résidus.

Une installation de stockage des eaux sera construite dans la vallée au nord de l’usine pendant la période de préproduction. D’un point de vue opérationnel, la construction de fossés autour des fosses pour intercepter le ruissellement de surface et l’utilisation de rampes plus larges construites à l’aide de roches et de géomembrane contribuera à réduire les diminutions de production minière.

Considérant toutes les infrastructures à construire, les matériaux déplacés à l’année 1 totaliseront 3,4 Mt. L’année 2 d’exploitation portera le déplacement total de matériaux à 12,3 Mt. Cela inclut la création d’un empilement de minerai de 0,7 Mt à une teneur de 2,19 g Au/t en prévision de la mise en service de l’usine.

Les activités lors de la période de préproduction comprennent:

•	La construction d’un chemin de halage.

•	La construction d’une digue.

•	Le dépôt de matériaux aux digues ouest et centrale du parc à résidus.

•	Le début de l’extraction à Boto 5.

•	Le début de l’extraction de la Phase 1 - Malikoundi et Malikoundi Nord.

•	La création d’un empilement de minerai l’usine pour la mise en service et les opérations.

La production de l’année 3 est établie d’après l’hypothèse que l’usine aura besoin de trois mois avant d’atteindre un plein niveau de production. Le premier mois, l’usine devrait tourner à 60% de sa capacité. Le deuxième mois à 80%, et le troisième mois à 90%. Par la suite, 100% de la capacité nominale de l’usine sera atteint. Ce calendrier d’accroissement de la production réduit la production de l’année 3 à 1,88 Mt au lieu de la cible normale de 2 Mtpa. Le minerai proviendra des empilements, de Boto 5 et de la phase 1 de Malikoundi. Le décapage de la phase 2 de Malikoundi commencera au cours de cette même année. Il n’y aura pas d’extraction à Malikoundi Nord (phase 4) pendant l’année 3.

La production de l’année 4 atteindra la pleine capacité de 2 Mt de minerai acheminé à l’usine et le décapage se poursuivra à Boto 5 et aux phases 1 et 2 de Malikoundi. La fosse Boto 5 sera terminée à l’année 4 et l’élévation finale de la fosse atteindra 69 masl. La phase 1 de Malikoundi s’effectuera au niveau 105 et la phase 2 au niveau 129.

La production à l’année 5 représente la dernière année de la phase 1 de Malikoundi dont le niveau final s’établira à 77 masl. À ce moment, la phase 2 est la phase principale d’extraction.

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L’année 6 constitue le point décisif pour le démarrage de la phase 3 de Malikoundi. Si les prix des métaux ne correspondent pas à ceux prévus, la phase 3 pourrait être reportée à une date ultérieure. Cela réduirait la durée de vie de la mine à 9,25 ans. Dans cette étude, la phase 3 a été incluse dans le plan minier. La phase 2 de Malikoundi est encore une fois la principale phase de production de minerai la portant jusqu’au niveau 77 masl à la fin de l’année. La phase 3 de Malikoundi est en mode prédécapage et devrait réussir à atteindre un niveau de 153 masl. L’extraction à Malikoundi Nord reprendra et s’effectuera jusqu’à un niveau de 113 masl.

L’année 7 est une continuation des mêmes trois phrases en extraction : les phases 2 et 3 et Malikoundi Nord. La production de minerai se poursuit à 2 Mtpa.

L’année 8 représente l’achèvement de Malikoundi Nord et l’atteinte d’une élévation finale de 81 masl. La phase 2 de Malikoundi se situe à l’élévation 37 masl et la phase 3 à l’élévation 93 masl. Les stériles de la phase 3 sont dirigés à la halde à l’est de la fosse Malikoundi.

L’extraction se poursuit aux phases 2 et 3 Malikoundi et représente la source principale de minerai jusqu’à l’année 11. Rendu à cette année, les stériles seront utilisés pour créer la digue est du parc à résidus. Du minerai sera empilé à l’usine entre les années 9 et 11, alors que la phase 2 diminue progressivement. Cela empêchera qu’il y ait des répercussions sur la production de l’usine au moment où la phase 2 sera terminée et que le fond de la fosse rétrécira, réduisant ainsi la capacité de production de la fosse.

L’année 12 signifiera la fin de la phase 2 de Malikoundi à une élévation finale de -79 masl. Pendant cette année, 309 000 de tonnes de minerai seront enlevées de l’empilement à l’usine pour s’assurer que l’usine maintienne sa production de 2 Mtpa.

L’extraction entre les années 13 et 16 proviendra de la phase 3 seulement, aidée des empilements. La phase 3 se terminera à une élévation finale de - 171 masl. L’empilement de minerai sera épuisé au cours de l’année 16 et sera réhabilité.

La planification minière prévoit 26,8 Mt de minerai à une teneur de 1,64 g Au/t sur une durée de vie de la mine de 13,5 années d’usinage. Le tonnage de stériles totalisant 175,7 Mt sera placé dans les différentes haldes à stériles. Le ratio de décapage global est de 6,54:1 sur la durée de vie de la mine.

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Tableau 16.12             Calendrier de production

Période	Minerai vers l’usine kt	Au g/t	Directement à l’usine kt	Vers l’empilement kt	De l’empilement kt	Stériles kt	Total matériaux extraits kt
Préproduction (Année 1)	-	-	-	-	-	3 377	3 377
Préproduction (Année 2)	-	-	-	666	-	11 676	12 341
Année 3	1 883	2,19	1 461	-	422	13 290	14 752
Année 4	2 000	1,95	1 883	-	117	14 955	16 837
Année 5	2 000	1,70	2 000	-	-	14 970	16 970
Année 6	2 000	1,41	2 000	-	-	15 725	17 725
Année 7	2 000	1,51	2 000	-	-	15 826	17 826
Année 8	2 000	1,51	2 000	-	-	15 632	17 632
Année 9	2 000	1,68	2 000	358	-	15 288	17 646
Année 10	2 000	1,85	2 000	510	-	15 141	17 652
Année 11	2 000	1,44	2 000	34	-	15 613	17 648
Année 12	2 000	1,27	1 691	-	309	12 319	14 010
Année 13	2 000	1,69	2 000	437	-	7 176	9 613
Année 14	2 000	1,90	2 000	371	-	3 210	5 581
Année 15	2 000	1,53	1 206	-	794	1 327	2 533
Année 16	958	1,04	223	-	734	141	364
Total	26 841	1,64	24 465	2 376	2 376	175 666	202 507

Les Figures 16.10 à 16.12 montrent la variation de l’alimentation à l’usine sur la durée de la vie de la mine par type de minerai, teneur, onces contenues, et par phase.

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Figure 16.10            Alimentation de l’usine par type de matériaux

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Figure 16.11            Teneur du minerai et quantité d’onces acheminées vers l’usine de traitement

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Figure 16.12            Tonnage extrait par année et par phase

16.8	Équipement minier et opérations minières

L’équipement minier comprend des foreuses de production DTH de 127 mm jumelées à des chargeuses frontales de 6,5 m3 et des excavatrices hydrauliques de 6,7 m3. La flotte sera composée de camions à châssis rigides (63 tonnes). L’équipement de soutien comprend des bouteurs à chenilles, des niveleuses, des pelles rétrocaveuses de soutien, des pompes et autres.

Le nombre d’unités est déterminé en fonction du nombre d’heures de fonctionnement nécessaires sur une base annuelle. Le nombre d’heures a été équilibré sur les années; ainsi, s’il y a des fluctuations d’une période à une autre, ou d’une année à une autre, elles sont étalées sur toute la flotte afin d’équilibrer les heures. Les durées de vie utile des équipements sont des valeurs moyennes basées sur l’expérience d’AGP.

Les camions de transport constituent la plus importante partie de l’équipement minier. Durant les périodes de pointe d’exploitation minière, 22 unités sont nécessaires pour maintenir la production minière. Ces périodes commenceront à partir de l’année 11 et sont le résultat des exigences de décapage de la phase 3 de Malikoundi. Le calendrier d’achat de l’équipement majeur est fourni au Tableau 16.13.

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Tableau 16.13            Calendrier d’achat de l’équipement minier majeur

Équipement	Capacité	An 1	An 2	An 3	An 4	An 5	An 6	An 7	An 8	An 9	An 10	An 11
Foreuse de production	127 mm	2		2	1	-	-	2	1	2	-	-
Chargeuse frontale	6,5 m3	3	1	-	-	-	-	-	3	-	-	-
Excavatrice hydraulique	6,7 m3	-	3	-	-	-	-	2	1	-	-	-
Camion de transport	63 t	4	9	4	-	-	3	9	8	1	2	-
Bouteur à chenilles	268 kW	3	1	-	-	-	-	-	-	-	4	-
Niveleuse	163 kW	2	1	-	-	-	-	-	-	2	1	-
Pelle rétrocaveuse de soutien	184 kW	1	-	-	-	-	-	-	-	-	-	1

16.8.1	Activités de production

Le forage dans la fosse à ciel ouvert sera effectué à l’aide des foreuses DTH munis de couronnes de 127 mm. Le patron de forage, conservateur afin de permettre une productivité optimale de la flotte de chargement, est la même pour le minerai et le stérile. Les caractéristiques du patron de forage sont présentées au Tableau 16.14.

Tableau 16.14            Caractéristiques du patron de forage

Caractéristique	Unité de mesure	Minerai	Stériles
Hauteur des bancs	m	6	6
Sous-forage	m	1,1	1,1
Diamètre du trou de production	mm	127	127
Espacement – décalé	m	4,0	4,0
Fardeau – décalé	m	3,5	3,5
Profondeur du trou	m	7,1	7,1

Le sous-forage est inclus pour pallier à la détérioration des trous dans les zones peu compétentes, évitant ainsi du reforage qui aurait une incidence sur la condition des planchers des bancs. Un bris approprié du plancher améliorera les temps de déplacement et diminuera les coûts liés aux pneus et à l’entretien général.

Un produit d’émulsion sera utilisé pour le sautage afin d’éviter les problèmes avec la présence d’eau. Le facteur poudre utilisé dans les calculs est de 0,305 kg/t. Un sautage tampon sera utilisé pour le contrôle des parois. Ce sautage aura un fardeau et un espacement diminués de moitié. L’espacement sera de 2,63 m tandis que le fardeau sera de 1,75 m; il n’y aura pas de sous-forage. Seul 1,5 m d’explosifs sera placé dans le trou pour réduire l’énergie qui pourrait être dégagée vers les parois.

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Les pelles rétrocaveuses serviront principalement au chargement du minerai afin de réduire la dilution, mais il est aussi prévu de les utiliser pour le déplacement de stériles, selon les besoins. Les chargeuses frontales effectueront la majorité du déplacement des stériles.

Au niveau du pompage, les estimations initiales des exigences quotidiennes indiquent que 2 000 m3/jour devront être pompés de la fosse à la bordure de la fosse. Des conditions de terrain drainé sont envisagées, car des trous de drainage horizontaux sont prévus, espacés à la verticale tous les 24 m à mesure que l’extraction progresse. Il est prévu des stations de forage tous les 200 m horizontalement à chaque niveau espacé de 24 m et trois trous de 50 m forés en éventail à chaque station.

16.8.2	Contrôle de la teneur

Le contrôle de la teneur est un élément pris en compte dès le commencement de la planification de la séquence d’exploitation minière. L’échantillonnage des trous de production est possible comme méthode de définition du minerai, mais risque de ne pas permettre la sélectivité nécessaire. D’autres utilisent le forage en circulation inverse avec des trous de forage inclinés à un patron serré pour définir avec plus de précision les contacts entre minerai et stérile. De telles mesures sont généralement utilisées lorsque la zone minéralisée est plus dispersée ou inclinée, comme c’est le cas à Malikoundi. Cette information est alors intégrée à la planification à court-terme et sert à guider l’équipement de chargement. Cette pratique est répandue en Australie ainsi qu’au Canada et en Afrique et obtient beaucoup de succès. L’utilisation d’une approche hybride est proposée pour Boto.

La méthode consiste à utiliser un équipement de forage et une équipe dédiés au contrôle de la teneur pour forer une série de trous verticaux peu profonds forés selon un patron semblable à celui de trous de production. La foreuse de contrôle de la teneur forera la saprolite où des trous de production ne sont pas nécessaires. Le patron aura un espacement de 4,3 m à 3,7 m avec un échantillonnage effectué chaque 1 m dans les zones présumément minéralisées, identifiées par le forage de contrôle de la teneur et le forage d’exploration. Le volume d’échantillon à analyser et l’intervalle d’échantillonnage devront être déterminés plus précisément dans une étude subséquente. Un volume supplémentaire de 25% sera foré le long des contacts pour investiguer ces zones considérées stériles. Ces échantillons de stériles seront forés à un espacement de 4,5 m et 3,9 m et échantillonnés sur 4 m.

Le matériel de transition sera foré selon le même patron, mais seulement 75% de la zone minéralisée sera forée (par rapport à 100% dans la saprolite). Les 25% restant seront tirés des échantillons de trous de production forés pour briser la saprolite dure ou le matériel de transition. Une zone supplémentaire de 25 % sera forée pour confirmer si le contact minéralisé a été modélisé de façon appropriée.

Dans les secteurs nécessitant des trous de production, les déblais de forage seront recueillis, divisés et envoyés au laboratoire d’analyse. Un seul échantillon définira la teneur du minerai du banc. De plus, 20 % des stériles feront l’objet d’échantillonnage pour découvrir de nouvelles zones. De futures études de réconciliation pourraient établir la nécessité de prélever des échantillons supplémentaires, mais pour l’étude de préfaisabilité, les hypothèses mentionnées précédemment sont retenues.

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Le nombre de forages en circulation inverse atteindra un sommet la première année à 52 300 m, et chutera par la suite à 26 800 m/an en moyenne de l’année 4 jusqu’à l’année 16. Ceci est seulement pour l’équipement de forage en circulation inverse.

16.9	Conception des haldes à stériles

Les matériaux extraits des fosses sont de différents types de roche et d’altération (latérite, saprolite, roche de transition et roche dure). Les pourcentages varient selon la fosse et la phase. De la croûte ferrugineuse se trouve dans certains secteurs et sera utilisée dans les matériaux de construction et les routes. Tous les types de matériaux seront mélangés dans les haldes à stériles.

Il est possible qu’il y ait du drainage minier acide dans certaines haldes à stériles. Une étude supplémentaire sera requise pour déterminer la localisation des zones problématiques et les possibilités de combinaison avec des matériaux tampon. Aux fins de l’étude de préfaisabilité, tous les matériaux ont été entreposés dans la halde la plus proche, adaptée à la collecte et au traitement de drainage minier acide, au besoin.

Certaines portions des matériaux seront dirigées vers le parc à résidus et serviront à la construction des digues. De plus, il y aura quatre haldes à stériles. Celles-ci comprennent :

1)	Halde de la phase 1 et de la phase 2

a.	située au nord-ouest de la fosse Malikoundi sur le plateau près de l’usine.

b.	recueillera les matériaux extraits à la phase 1 et à la phase 2.

2)	Halde de la phase 3

a.	au nord-est de la fosse Malikoundi, partiellement sur le plateau et partiellement sur la pente près de la rivière

b.	conçue pour recueillir les matériaux extraits à la phase 3.

3)	Halde de la phase 4

a.	dans la vallée adjacente à la phase 4 de Malikoundi.

b.	sert à la digue du bassin de stockage d’eau.

c.	conçue pour stocker les matériaux extraits à la phase 4.

4)	Halde de Boto 5

a.	dans la vallée au nord-ouest de Boto 5

b.	capacité suffisante pour tous les stériles extraits de Boto 5.

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La capacité nominale et la capacité réelle sont illustrées au Tableau 16.15.

Tableau 16.15            Paramètres des haldes à stériles

Paramètre	Unités	Halde de la phase 1 et de la phase 2	Halde de la phase 3	Halde de la phase 4	Halde de Boto 5	Total des haldes
Capacité nominale	Mm3	41,7	38,4	4,1	9,4	93,6
Capacité utilisée	Mm3	35,5	37,8	3,4	8,9	85,6
Hauteur maximale	Masl	197	197	153	197
	M	40	60	28	44

La conception des haldes tient compte de différents coefficients de foisonnement selon les types de matériaux. Pour la latérite et la saprolite, un coefficient de 15 % a été appliqué. Pour la roche de transition et la roche fraîche, des coefficients de foisonnement respectifs de 20 % et 30 % sont utilisés. Les bancs des haldes atteindront 10 m de hauteur et auront une pente de 37o. Il y aura une berme de 8,1 m entre chaque banc. De la réhabilitation aura lieu en même temps et rectifiera les pentes des haldes à un angle global de 24o. Ceci est facilement gérable en raison de la hauteur de bancs de 10 m, qui est suffisamment basse pour que les bouteurs rectifient la face de la pente de manière efficace.

Le drainage de chaque halde sera redirigé vers les bassins de sédimentation afin de s’assurer que les sédiments tombés des haldes sont capturés avant qu’ils ne s’échappent de la propriété. Les bassins de sédimentation seront nettoyés annuellement ou plus fréquemment au besoin pour s’assurer que la capacité d’entreposage des bassins n’est pas compromise.

16.10	Séquence d’exploitation du plan minier

L’état en fin d’année des fosses à ciel ouvert est illustrée de la Figure 16.13 à la Figure 16.29.

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Figure 16.13            Aménagement du site comprenant les haldes

TMF-West Embankment
TMF-Central Embankment
TMF-East Embankment
WMF - Ph4
Malikoundi Pit - Ph4
WMF – Ph1/Ph2
WMF – Ph3
Plant
Malikoundi Pit – Ph1, Ph2, Ph3
WMF – Boto 5
Boto 5 Pit
1380000 N
1378000 N
N
S
E
W

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Figure 16.14            Fin de la période de préproduction (année 1)

N
W
E
S
Water Dam
165
169
238000 E
240000 E
242000 E
244000 E
246000 E
1380000 N
1378000 N

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Figure 16.15            Fin de la période de préproduction (année 2)

N
W
E
S
141
169
189
1380000 N
1378000 N
238000 E
240000 E
242000 E
244000 E
246000 E

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Figure 16.16            Fin de l’année 3

N
W
E
S
238000 E
240000 E
242000 E
244000 E
246000 E
1380000 N
1378000 N
141
173
197

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Figure 16.17            Fin de l’année 4

N
S
W
E
177
141
197
1380000 N
1378000 N
238000 E
240000 E
242000 E
244000 E
246000 E

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Figure 16.18            Fin de l’année 5

N
W
E
S
141
181
197
1380000 N
1378000 N
238000 E
240000 E
242000 E
244000 E
246000 E

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Figure 16.19            Fin de l’année 6

N
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153
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1380000 N
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24600 E

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Figure 16.20            Fin de l’année 7

N
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153
189
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1380000 N
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1378000 N
1378000 N

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Figure 16.21            Fin de l’année 8

N
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238000 E
240000 E
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197

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Figure 16.22            Fin de l’année 9

238000 E
240000 E
242000 E
244000 E
246000 E
N
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1378000 N

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Figure 16.23            Fin de l’année 10

N
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238000 E
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Figure 16.24            Fin de l’année 11

N
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238000 E
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Figure 16.25            Fin de l’année 12

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Figure 16.26            Fin de l’année 13

N
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Figure 16.27            Fin de l’année 14

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Figure 16.28            Fin de l’année 15

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Figure 16.29            Fin de l’année 16

N
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238000 E
240000 E
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16.11	Commentaires au sujet de la section 16

•	La conception des fosses à ciel ouvert comprent trois secteurs : Boto 5, Malikoundi et Malikoundi Nord.

•	Malikoundi est divisée en trois phases et la troisième phase comprend deux sous-phases d’accès.

•	Malikoundi Nord est exploitée initialement pendant la période de préproduction pour fournir du matériel à la digue du bassin d’eau et à la construction des voies de circulation.

•	Boto 5 est exploitée dès le début de la séquence d’exploitation minière en raison de la haute teneur du minerai.

•	L’alimentation à l’usine totalise 28,8 Mt à une teneur de 1,64 g Au/t diluée.

•	Le tonnage de stériles sur la durée de vie de la mine totalisera 175,7 Mt; un ratio de décapage de 6,54 est obtenu sur la durée de la vie de la mine.

•	La dilution externe de Malikoundi et de Malikoundi nord a ajouté 11,1% de tonnes et a diminué la teneur en or de 8,5% selon une dilution externe établie sur 0,5 m.

•	La dilution externe de Boto 5 a ajouté 10 % de tonnes et a diminué la teneur en or de 8,8 % selon une dilution externe établie sur 0,5 m.

•	La durée de vie de la mine est 13,5 années après 2 annéess de préproduction.

•	L’empilement de minerai est vidé à l’année 16.

•

Les travaux de préproduction précéderont de deux ans la production minière et ils serviront à construire des voies de circulation, à créer un empilement de minerai, à construire deux des digues du parc à résidus et à préparer les fosses en prévision de la pleine production.

•	Les haldes à stériles sont situées au nord-ouest, au nord et au nord-est de Malikoundi et une autre au nord-est de Boto 5.

•	Le potentiel de drainage minier acide devra être examiné au cours de la prochaine phase d’étude afin d’entreposer adéquatement tout matériel qui pourrait générer du drainage minier acide.

•	L’exploitation par le propriétaire a été envisagée pour toute la préproduction et la production.

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17.0	MÉTHODES DE RÉCUPÉRATION

17.1	Sélection de schéma de traitement

La conception de l’usine de traitement est basée sur les résultats des essais métallurgiques réalisés jusqu’à présent et sur les meilleures pratiques de l’industrie.

La minéralisation des gisements à Boto est principalement encaissée dans des roches sédimentaires, notamment des marbres, des agglomérats, des grès et des pélites. La diorite est aussi une lithologie couramment observée bien qu’elle ne figure pas parmi les principaux encaissants de la minéralisation aurifère. Le gisement Malikoundi est de loin celui qui apportera le plus grand nombre d’onces d’or au projet (93%). La majeure partie de la minéralisation à Malikoundi se trouve dans la roche fraîche (93%). L’usine de traitement est conçue en fonction du calendrier d’exploitation et en tenant compte des différents types de minerai qui proviendront de Malikoundi, Malikoundi Nord et Boto 5.

Un schéma de traitement détaillé est présenté à la Figure 17.1. En raison du temps de lixiviation requis de 48 heures, un circuit de traitement CEP (charbon en pulpe) a été sélectionné afin de réduire les coûts d’exploitation et améliorer l’efficacité d’absorption. Le schéma de traitement a été conçu à une capacité de 2,0 Mt/an. Le schéma de traitement comprend les étapes suivantes:

•	Concassage primaire dans un concasseur à mâchoires du minerai tout-venant (ROM).

•	Une trémie à minerai concassé et un empilement de minerai de réserve pour offrir une capacité-tampon à faible coût en amont du circuit de broyage.

•	Des chargeuses frontales récupéreront le minerai oxydé de l’empilement de minerai oxydé pour l’acheminer dans la trémie à minerai.

•	Circuit de broyage composé que d’un broyeur semi-autogène (SAG) avec trommel et cyclones produisant des particules de P80 = 75 µm.

•	Convoyeur de recyclage des galets qui permettra de retourner le matériel remis en service sur le convoyeur alimentant le SAG.

•

Circuit de gravimétrie constitué de deux tamis et deux concentrateurs centrifuges à fonctionnement semi-continu en parallèle alimenté par une partie de la sousverse des cyclones, suivi par la cyanuration intensive du concentré de gravimétrie et électroextraction de la solution mère dans une cellule d’électrolyse dédiée située dans la raffinerie (chambre d’or).

•	Espace alloué pour un futur broyeur secondaire vertical s’il s’avérait économiquement avantageux de broyer les particules à P80 = 53 µm.

•	Épaississement de la surverse des cyclones avant la lixiviation.

•	Lixiviation de l’or en solution suivi par l’adsorption de l’or par charbon activé (CEP; charbon en pulpe).

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•	Lavage à l’acide du charbon activé et élution de type Zadra, suivi par l’électroextraction et la fusion pour produire des lingots d’or.

•	Régénération du charbon dans un four rotatif.

•	Épaississement des résidus avant de les déposer dans le parc à résidus.

Figure 17.1            Schéma simplifié du procédé de traitement du minerai

17.2	Conception du procédé

Les principaux critères retenus pour la conception du procédé sont présentés aux Tableau 17.1 et Tableau 17.2 ci-dessous. Les paragraphes qui suivent décrivent certaines considérations importantes prises en compte dans la conception des principaux secteurs de l’usine de traitement.

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Tableau 17.1            Caractérisation du minerai

Critère		Unité	Valeur

	Primaire	t	15 195 960

Ressources de	Transition	t	1 354 818
minerai	Saprolite	t	1 746 045

	Total	t	18 296 823
Teneur en or à	Primaire	g/t Au	1,75
l’entrée	Saprolite	g/t Au	1,75

A × b	Primaire	-	31,1
Indice de Bond	Primaire	kWh/t	20,1
BWi	Saprolite	kWh/t	10,0

Indice de Bond Ai	Primaire	g	0,706
	Saprolite	g	0,050

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Tableau 17.2            Critères de conception du procédé

Critère		Unité	Valeur
Débit de traitement annuel		t	2 000 000
	Heures de fonctionnement par année	h	5 869
Circuit de concassage	Disponibilité	%	67
	Débit de traitement par heure	t sèche/h	341
	Heures de fonctionnement par année	h	8 059
Circuit de broyage	Disponibilité	%	92
	Débit de traitement par heure	t sèche/h	248
Récupération par gravité	Primaire	% Au	20,0
	Saprolite	% Au	20,0
Récupération globale	Primaire	% Au	89,3
	Saprolite	% Au	89,3
Taille des particules à l’entrée du circuit de broyage, F80		mm	150
Taille des particules à la sortie du circuit de broyage, P80		µm	75
Énergie requise pour le broyage		kWh/t	28,4
Production de concentré de gravité		t/j	5,0
Temps de séjour	Lixiviation	h	38
	CEP	h	10
Nombre de cuves	Lixiviation	qté	5
	CEP	qté	6
Pulpe de lixiviation à l’entrée		% solides	50
Pertes en solution		g/t PAu	0,01
Régénération du charbon		%	100
Méthode d’élution		-	Zadra
Volume d’élution		t charbon	4
Fréquence d’élution		extractions/semaine	6

17.3	Description de l’usine de traitement

Le texte qui suit décrit l’usine de traitement de minerai d’or sélectionné pour le projet Boto à l’étape de l’étude de préfaisabilité d’une capacité de 2,0 Mt/an.

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17.3.1	Concassage, empilement et reprise

Le circuit de concassage comprendra une trémie de déchargement du tout-venant (roche de transition et roche dure) muni d’un grizzly statique, un brise-roches, un alimentateur à tablier articulé à vitesse variable, un tamis grizzly vibrant, un concasseur à mâchoires, une trémie à minerai concassé munie d’un tamis grizzly statique et un alimentateur à tablier articulé à vitesse variable, un empilement de minerai oxydé (saprolite), un empilement de minerai concassé de réserve, et les équipements de convoyage associés.

Les camions de halage déchargeront le minerai directement dans la trémie du tout-venant, réduisant ainsi les activités de manipulation du minerai. La trémie à tout-venant sera équipée d’un grizzly statique (avec des fentes espacées de 800 mm) et d’un alimentateur à tablier articulé à vitesse variable qui extraira le matériel rocheux pour alimenter le concasseur primaire. Un tamis grizzly vibrant (avec des fentes espacées de 100 mm) sera installé en amont du concasseur à mâchoire. La sousverse du tamis vibrant se rapportera directement au convoyeur à la sortie du concasseur à mâchoire, tandis que le matériel trop grossier sera concassé dans un concasseur à mâchoires jusqu’à une taille de particules de P80 = 150 mm. Le concasseur à mâchoires fonctionnera avec un réglage de fermeture (« CCS; closed side setting ») de 140 mm. Le secteur du concasseur primaire sera équipé de vaporisateurs d’eau afin d’éliminer les poussières autour de la trémie à tout-venant et de l’empilement de minerai concassé. Un extracteur de poussière sera installé près du concasseur à mâchoires.

Le convoyeur à la sortie du concasseur acheminera le minerai concassé dans la trémie à minerai, le surplus tombera par débordement sur le convoyeur d’alimentation de l’empilement de minerai concassé. L’empilement de minerai concassé servira de stocks de réserve qui pourront être remis en service par des chargeuses frontales dans la trémie à minerai concassé. Un alimentateur à tablier articulé à vitesse variable assurera la régularité du débit de minerai concassé passant de la trémie à minerai concassé au convoyeur d’alimentation du broyeur SAG.

Du minerai oxydé ainsi que des corps broyant (boulets d’acier) seront aussi ajoutés à l’aide de chargeuses sur roues au convoyeur d’alimentation du broyeur SAG via la trémie à minerai concassé.

Pour les besoins de la réconciliation métallurgique et le contrôle des procédés, des balances seront installées sur le convoyeur à la sortie du concasseur, sur le convoyeur d’alimentation du broyeur SAG et sur le convoyeur à galets.

17.3.2	Circuit de broyage

Le circuit de broyage comprendra un broyeur SAG en circuit fermé avec une batterie de cyclone et les équipements associés.

Le minerai concassé à une taille de particules de F80 = 150 mm sera acheminé à la goulotte d’alimentation du broyeur SAG selon un taux nominal de 248 t sèches/h. De l’eau de procédé sera ajoutée afin de maintenir la densité de la pulpe à la sortie du broyeur autour de 75% solides w/w. Le broyeur SAG aura un diamètre de 9,14 m et une longueur de broyage effective (« EGL; effective grinding length ») de 5,18 m avec un double pignon d’entraînement et deux moteurs de 4 MW. Les corps de broyage utilisés dans le broyeur SAG seront de

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125 mm. Des boulets en acier seront ajoutés au convoyeur d’alimentation du broyeur SAG via la trémie à minerai concassé selon les besoins.

Le produit à la sortie du broyeur SAG passera à travers un crible à trommel muni d’ouvertures de 18 mm afin de retirer les galets. Le trommel sera équipé de vaporisateurs d’eau afin d’éliminer les schlamms et les particules fines du matériel grossier. Les galets seront réacheminés par convoyeur jusqu’au convoyeur d’alimentation du broyeur SAG pour repasser dans le broyeur SAG. Le convoyeur de transfert des galets sera équipé d’une balance. La sousverse du trommel s’écoulera jusqu’à la boîte de pompage à la sortie du broyeur. La pulpe sera pompée jusqu’aux cyclones à l’aide de pompes centrifuges à vitesse variable (une en fonction et une en réserve).

La batterie de cyclones se composera de 10 ports avec quatre cyclones de 500 mm en opération. Quatre autres cyclones seront installés en réserve et deux ports seront obturés pour utilisation future si nécessaire. Les cyclones permettront d’obtenir un produit avec une dimension de particules de P80 = 75 µm. La sousverse de deux cyclones sera dirigée vers le circuit de gravimétrie, tandis que la sousverse des deux autres cyclones retournera au broyeur SAG. La surverse des cyclones sera dirigée vers un tamis à déchets avec des ouvertures de 0,6 mm et la sousverse s’écoulera vers l’épaississeur prélixiviation.

17.3.3	Circuit de gravimétrie

Le circuit de gravité comprend deux concentrateurs centrifuges en parallèle, avec des tamis à l’entrée pour éliminer les particules supérieures à 6 mm. Le matériel trop gros pour passer au travers des mailles du tamis s’écoulera par gravité à la goulotte d’alimentation du broyeur SAG, tandis que les rejets sortant des concentrateurs gravimétriques s’écouleront vers la boîte de pompage à la sortie du broyeur.

La capacité maximale de chaque concentrateur gravimétrique est d’environ 80% du taux d’alimentation en nouveau matériel, et le taux d’alimentation nominal de chaque concentrateur est d’environ 68 % du taux d’alimentation en nouveau matériel. Le concentrateur gravimétrique fonctionnera en mode semi-continu et le concentré gravimétrique produit par les concentrateurs centrifuges sera recueilli dans le réservoir d’entreposage de concentré, puis lixivié par cyanuration intensive.

La cyanuration intensive sera effectuée quotidiennement sur le concentré de gravité produit durant la journée précédente. La cyanuration intensive utilisera une solution concentrée de cyanure et d’un agent oxydant liquide afin de maximiser la cinétique de lixiviation. À la fin d’un cycle complet de lixiviation, la solution mère clarifiée sera pompée jusqu’à une cellule d’électroextraction dédiée pour le circuit de gravimétrie dans la raffinerie. Le résidu de lixiviation sera réacheminé vers la boîte de pompage à la décharge du broyeur.

17.3.4	Épaississement prélixiviation

L’aire de l’épaississeur prélixiviation comprendra le tamis linéaire à rebuts, l’épaississeur, les pompes de sousverse d’épaississeur alimentant les réservoirs de lixiviation charbon-en-pulpe (CEP), et d’un échantillonneur.

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Afin d’éviter que des débris et des roches de dimensions excessives provenant de la surverse des cyclones entre dans le circuit de lixiviation/CEP et puissent bloquer les mailles des tamis rotatifs et que certains matériaux puissent absorber l’or de la solution, un tamis à rebuts sera installé en amont de l’épaississeur. Un seul tamis sera installé et l’autre sera en réserve et entreposé au magasin du site. Le tamis sera muni de dalots de sousverse et de surverse ainsi que d’un système de gicleurs pour faciliter le tamisage de la pulpe. La surverse du tamis sera dirigée vers un bac de collecte des débris. La sousverse du tamis à déchets s’écoulera par gravité à une boîte de désaération avant d’entrer dans l’épaississeur prélixiviation. Du floculant dilué sera ajouté dans l’épaississeur prélixiviation. L’épaississeur prélixiviation à haute capacité aura un diamètre de 23,5 m. La sousverse de l’épaississeur sera pompée jusqu’à la boîte de distribution à l’entrée du circuit de lixiviation au moyen d’une pompe centrifuge. La surverse de l’épaississeur sera dirigée vers le réservoir d’eau de procédé.

Un échantillonneur métallurgique sera installé sur le flux de la sousverse de l’épaississeur prélixiviation, immédiatement en amont du circuit de lixiviation, afin de prélever des échantillons pour la réconciliation métallurgique.

17.3.5	Circuit de lixiviation

La sousverse de l’épaississeur prélixiviation sera pompée jusqu’à la boîte de distribution à l’entrée du circuit de lixiviation, où elle sera combinée à différents flux de recyclage interne et se dirigera vers la première cuve de lixiviation. Il y aura cinq cuves de lixiviation en série (volume actif de 2 560 m3 par cuve) avec possibilité de contournement de chaque cuve. La pulpe se déplacera d’une cuve à l’autre par gravité. Chaque cuve de lixiviation sera ouverte au-dessus et sera munie de systèmes d’agitation mécanique et de barbotage (injection d’air), avec déflecteurs et tuyau de descente. Du cyanure et de la chaux seront ajoutés aux cuves de lixiviation. Les cuves de lixiviation offriront un temps de séjour de trente-huit heures en amont du circuit CEP.

La concentration en cyanure sera analysée par échantillonnage et titrage automatisés, afin de bien contrôler les ajouts de cyanure. Des instruments pour mesurer le pH seront installés afin de permettre l’ajustement automatique des ajouts de chaux.

17.3.6	Circuit d’adsorption CEP

La surverse de la dernière cuve de lixiviation s’écoulera jusqu’aux cuves CEP. Le circuit CEP se composera de six cuves en série. Le contenu de chaque cuve sera agité mécaniquement et passera dans un tamis rotatif de rétention du charbon. La pulpe de lixiviation s’écoulera par gravité à travers la série de cuves, bien qu’il y ait toujours possibilité de contourner chaque cuve dans la série pour effectuer l’entretien de la cuve en question. Les tamis rotatifs pour la rétention du charbon, faits de fils métalliques triangulaires et mécaniquement balayées, empêcheront le charbon de s’écouler avec la pulpe et maintiendront captif le charbon dans chaque cuve. Du charbon activé frais ou régénéré sera ajouté dans la dernière cuve de la série et sera pompé à contre-courant comparativement à l’écoulement de la pulpe par le biais de pompes verticales encastrées dans chacune des cuves. Le charbon enrichi en or sera extrait de la première cuve de la série. L’or lixivié sera progressivement adsorbé sur le charbon activé dans chaque cuve CEP.

Le circuit CEP procure un temps de séjour additionnel de dix heures, pour un temps de lixiviation combiné totalisant 48 heures.

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Le mélange de charbon chargé en or et de pulpe extraits de la première cuve CEP sera pompé au tamis de lavage du charbon enrichi. Des gicleurs d’eau élimineront les schlamms de la surface du charbon chargé et la sousverse du tamis de lavage sera réacheminée au circuit CEP. Le charbon chargé nettoyé sera acheminé à la colonne de lavage à l’acide pour y subir un nettoyage des surfaces en passant à travers un échantillonneur de charbon.

Les rejets de la dernière cuve CEP se déverseront sur un tamis linéaire de sécurité pour le charbon, où tout le charbon résiduel sera récupéré de la pulpe lixiviée. Des gicleurs d’eau faciliteront le mouvement du charbon sur le tamis et le rinçage du charbon (surverse du tamis de sécurité) avant le déversement dans le bac de récupération du charbon fin. Le charbon récupéré sera entreposé pour traitement ultérieur. La sousverse du tamis de sécurité sera acheminée à l’épaississeur de rejets pour finir sa course dans le parc à résidus.

Un échantillonneur métallurgique sera installé pour échantillonner les rejets du circuit CEP pour la réconciliation métallurgique en amont de l’épaississeur

17.3.7	Lavage à l’acide et électroextraction

Le circuit d’élution est conçu pour récupérer l’or adsorbé sur le charbon activé. Le circuit d’élution sera un circuit en vrac de type Zadra d’une capacité de 4 t.

Le charbon chargé récupéré du circuit des CEP sera lavé et désorbé de sa charge d’or en plusieurs étapes. Le charbon sera séparé de la pulpe en passant sur un tamis de récupération/lavage du charbon chargé. Après avoir enlevé les contaminants/débris du charbon, le charbon passera par l’échantillonneur de charbon chargé et ira s’accumuler dans la colonne de lavage à l’acide. Lorsque le traitement à l’acide sera terminé, la colonne sera drainée et le charbon sera rincé avec de l’eau fraîche. Le rinçage terminé, le charbon sera transféré vers la colonne d’élution. Le système d’élution sera composé de réservoirs et de pompes de solution enrichie et pauvre ainsi que d’une colonne d’élution, d’échangeurs de chaleur et d’un système de chauffage de la solution. Lorsque la solution sera suffisamment enrichie, le circuit sera mis en boucle avec les cellules électrolytiques (deux cellules en parallèle de douze cathodes chacune) situées dans la raffinerie pour plaquer l’or sur les cathodes et à appauvrir la solution. À la fin du cycle d’élution, de l’eau de rinçage sera pompée pour déplacer la solution résiduelle dans la colonne de charbon vers le circuit de régénération du charbon.

Le processus de lavage à l’acide et d’élution procèdera en suivant la succession d’étapes décrite ci-dessous:

•	Transfert du charbon du tamis de lavage du charbon chargé à la colonne de lavage à l’acide.

•	Cycle de drainage de la colonne de lavage à l’acide.

•	Pompage d’acide HCl dilué à travers la colonne.

•	Lavage du charbon à l’acide.

•	Drainage, rinçage et neutralisation du charbon nettoyé à l’acide.

•	Transfert du charbon vers la colonne d’élution.

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•	Ajout de caustique et de cyanure selon les exigences à la solution circulant à travers la colonne d’élution.

•	Chauffage de la solution mère et recirculation de la solution selon les paramètres requis.

•	Élution et électroextraction de l’or (à l’aide de deux cellules parallèles de douze cathodes).

•	Refroidissement du charbon à l’eau.

•	Transfert du charbon à la trémie d’alimentation du four de réactivation en passant par le tamis d’égouttage du charbon.

Le circuit d’élution pourra typiquement traiter un lot de 4 t de charbon par jour, six jours par semaine durant le quart de travail de jour. Au besoin, il sera possible de faire fonctionner le circuit sept jours par semaine si cela s’avère nécessaire.

17.3.8	Régénération du charbon

Le charbon refroidi sortant de la colonne d’élution sera asséché en passant par un échantillonneur de charbon désorbé avant d’alimenter le tamis d’égouttage et se déversera dans la trémie d’alimentation du four de réactivation munie de grilles et de drains pour finaliser l’égouttage du charbon. Le charbon passera de la trémie d’alimentation jusqu’au four de régénération via un dispositif d’alimentation à vis à un taux nominal de 300 kg/h. Un four rotatif horizontal opérant à 700°C sera utilisé pour la régénération du charbon. Le charbon chaud à la sortie du four sera refroidi rapidement dans la cuve de refroidissement du charbon. De cette cuve de refroidissement, le charbon régénéré sera pompé jusqu’au tamis de classification du charbon avant de retourner au circuit CEP. Les particules fines de charbon dans la sousverse du tamis de classification du charbon seront récupérées et asséchées dans le bac à charbon fin.

Du nouveau charbon sera ajouté directement à la cuve de refroidissement du charbon et passera à travers le tamis de classification du charbon pour éliminer les particules fines avant d’entrer dans le circuit CEP.

17.3.9	Raffinerie

Les boues aurifères seront périodiquement lavées sous pression des cathodes d’électroextraction en place. Les boues graviteront jusqu’à la trémie de récupération des boues, d’où elles seront transférées au filtre à pression. Les boues filtrées seront transférées à la main sur des plateaux et ensuite placées dans un four de séchage afin d’éliminer l’humidité avant la fusion. Les boues séchées seront ajoutées au four de fusion avec du fondant. Durant la fusion, les émanations de gaz et de poussières seront extraites par un système de sacs filtrants et seront évacuées dans l’atmosphère. Les poussières récupérées seront entreposées dans des barils et seront périodiquement retournées au four de fusion.

Des lingots d’or seront coulés, nettoyés, pesés et entreposés dans la chambre forte en attendant d’être récupérés par l’acheteur. Les scories issues du processus de fusion seront retournées au circuit de broyage.

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La raffinerie sécurisée abritera les cellules d’électroextraction (deux cellules d’électroextraction du circuit d’élution et une cellule d’électroextraction du circuit gravimétrique et de cyanuration intensive), la trémie de récupération des boues aurifères et le filtre à pression, le four de calcination des boues aurifères et le four de fusion, ainsi que le coffre-fort ou la chambre forte. Les rectificateurs de chaque cellule d’électroextraction seront situés dans un secteur non sécurisé adjacent aux cellules afin de permettre un accès pour l’entretien sans compromettre la sécurité de la raffinerie. Des indicateurs et des contrôleurs à distance des rectificateurs seront situés à proximité des cellules d’électroextraction pour plus de sécurité.

17.3.10	Épaississement des résidus

La sousverse du tamis de sécurité pour le charbon sera dirigée vers l’épaississeur de rejets où elle sera épaissie à une densité de 60% solides w/w. Du floculant sera ajouté à l’épaississeur de rejets. L’épaississeur sera un appareil à haute capacité de 26 m. La surverse de l’épaississeur de rejet (qui contiendra du cyanure) sera réacheminée au réservoir d’eau de procédé. La sousverse de l’épaississeur sera pompée jusqu’au parc à résidus pour entreposage permanent. Les eaux de décantation du parc à résidus seront récupérées et réacheminées au réservoir d’eau de procédé. L’eau de décantation devrait contenir une plus petite quantité de cyanure en raison de la dégradation naturelle.

17.4	Distribution de l’eau

17.4.1	Eau brute/fraiche

L’eau brute/fraiche pour l’usine sera prélevée dans la rivière Falémé et accumulée dans un bassin d’entreposage de l’eau fraiche. L’eau fraiche sera pompée du bassin d’eau fraiche jusqu’au réservoir d’eau brute situé sur le site de l’usine. La partie inférieure du réservoir d’eau brute servira de réserve pour l’eau d’extinction des incendies. La partie supérieure du réservoir d’eau brute alimentera l’usine de traitement en eau brute et aura une capacité de 900 m3.

Des pompes en fonction et de réserve alimenteront le réseau de distribution de l’usine de traitement pour différentes utilisations, notamment pour approvisionner les systèmes de refroidissement des équipements, les concentrateurs gravimétriques, la préparation des réactifs, les gicleurs de tamis, les systèmes d’élimination des poussières, etc.

L’eau d’extinction des incendies sera distribuée à l’aide d’une pompe centrifuge électrique, avec une pompe au diésel en réserve. Une pompe d’appoint sera utilisée pour maintenir la pression dans le système.

17.4.2	Eau potable

L’eau potable sera prélevée à partir de puits creusés autour du site. L’eau pompée des puits sera recueillie dans un réservoir d’eau potable pour être ensuite traitée à l’usine de traitement de l’eau potable. L’usine de traitement de l’eau potable approvisionnera l’usine de traitement et le campement permanent en eau potable. L’usine de traitement et le campement seront tous deux équipés d’un réservoir d’eau potable et de pompes de distribution.

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17.4.3	Eau de procédé

L’eau de procédé sera principalement utilisée dans le circuit de broyage, comme agent de dilution. Deux pompes centrifuges (une en réserve) assureront l’approvisionnement en eau de procédé pour les différents utilisateurs répartis dans les divers secteurs de l’usine de traitement. Le réservoir d’eau de procédé permettra d’accommoder six heures de temps de séjour. L’eau de procédé sera recyclée de l’épaississeur prélixiviation, de l’épaississeur de rejets, du bassin de décontamination (précipitations), et de la décantation/eau de procédé du parc à résidus. L’eau de procédé contiendra du cyanure et devra être gérée de façon appropriée. Toute pénurie d’eau de procédés sera comblée par l’ajout d’eau brute.

17.5	Distribution de l’air

De l’air comprimé à 700 kPa sera produit par des compresseurs à vis et distribué à travers l’usine de traitement par le biais de deux réseaux de distribution. L’air comprimé sera distribué aux cuves de lixiviation par le biais du réservoir d’air des cuves de lixiviation, tandis que l’air comprimé pour l’usine sera asséché et distribué par le biais du réservoir d’air principal. Des réservoirs dans la zone d’instrumentation, l’aire de concassage et le circuit d’élution assureront un approvisionnement local.

17.6	Réactifs

17.6.1	Chaux

De la chaux vive, à 85% CaO, sera livrée en sacs de 1 t et entreposée dans le silo à chaux. Du silo à chaux, la chaux sera dosée et acheminée à l’extincteur de chaux où elle sera mélangée avec de l’eau de procédé puis accumulée dans le réservoir agité de distribution. Les particules grossières seront retenues par un filtre avant que le lait de chaux n’entre dans le réservoir de mélange. Le lait de chaux à 25% solides w/w sera dosé et acheminé au broyeur SAG et aux cuves de lixiviation via une conduite en boucle alimentée par une pompe centrifuge. L’ajout de chaux sera dosé à l’aide de valves de contrôle automatisées afin de maintenir le pH requis selon les exigences du procédé.

17.6.2	Floculant

Du floculant sec sera livré en sacs de 25 kg. Les sacs seront évidés dans la trémie d’alimentation manuellement. Le floculant sera extrait de la trémie au moyen d’un éjecteur (système de mélange à jet humide) avec de l’eau brute. Les épaississeurs prélixiviation et de rejets auront chacun un système de préparation du floculant dédié, propre à chaque épaississeur. Le floculant sera préparé à 0,25% w/w et transféré au réservoir de floculant, d’où il sera dosé à l’épaississeur respectif et dilué à 0,025% avec de l’eau de procédé avant d’entrer dans l’épaississeur.

17.6.3	Hydroxyde de sodium

De la soude caustique sera livrée en granules dans des sacs scellés de 1 t. Un lot sera préparé en ajoutant d’abord un volume contrôlé d’eau brute filtrée à la cuve de préparation de soude caustique munie d’un agitateur mécanique. Un sac en vrac de soude caustique sera ensuite ajouté à la cuve à l’aide d’un brise-sac. La

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solution à 20% de concentration sera dosée vers les circuits d’élution et de lixiviation intensive ainsi que vers la cuve de mélange du cyanure. Des pompes volumétriques de dosage des réactifs livreront des quantités mesurées d’hydroxyde de sodium à chaque point d’ajout déterminé en fonction du temps d’opération.

17.6.4	Acide chlorhydrique

De l’acide chlorhydrique sera livré dans des récipients pour vrac IBC sous la forme d’une solution à 32% et dosé tel que requis dans le réservoir de mélange et de distribution d’acide chlorhydrique, où l’acide sera dilué avec de l’eau filtrée, passant d’une concentration de 32% à 5%, puis transféré à la colonne de lavage à l’acide en lots au moyen d’une pompe centrifuge dédiée pour l’acide HCl. Le secteur du réservoir de mélange et de distribution d’acide HCl sera séparé, avec son propre bassin de rétention et équipé d’une pompe de puisard qui pompera tout déversement directement dans la trémie à rejets. La pompe de puisard du secteur de l’acide HCl déclenchera une alarme lorsqu’arrivée à pleine capacité et nécessitera une activation manuelle pour plus de sécurité.

17.6.5	Cyanure de sodium

Des briquettes de cyanure de sodium seront livrées sur le site dans des sacs scellés de 1 t en boîte. Une solution à 20% de concentration sera préparée dans la cuve de mélange de cyanure avec de l’eau de procédé. Après dissolution, la préparation sera pompée jusqu’au réservoir de cyanure pour distribution au circuit gravimétrique pour la cyanuration intensive, au circuit de lixiviation et au circuit d’élution. Des pompes volumétriques seront utilisées pour approvisionner en cyanure les circuits d’élution et de lixiviation intensive, tandis que deux pompes centrifuges (une en réserve) seront utilisées pour alimenter le circuit de lixiviation via une conduite en boucle.

17.6.6	Charbon activé

Le charbon arrivera sur le site en sacs de 500 kg. Le charbon frais sera ajouté directement à la cuve de refroidissement du charbon localisée à la sortie du four de réactivation. De cette cuve de refroidissement, le nouveau charbon sera pompé à travers le tamis de classification du charbon où les particules fines seront retirées du système. En raison du bris et de l’abrasion des particules de charbon activé, la consommation de charbon activé devrait s’établir autour de 0,035 kg de charbon frais/t de minerai usiné, soit l’équivalent de 70 tpa.

17.7	Rejets issus du procédé

17.7.1	Solides et liquides

Les résidus seront entreposés dans le parc à résidus. Les eaux d’exfiltration seront recueillies des bassins autour du parc à résidus et redirigées vers le parc à résidus. Le parc à résidus et le bassin d’eau de procédé disposeront de déversoirs de secours.

Un bassin de décontamination (bassin événementiel) captera les déversements de l’usine et les eaux de précipitation. Ces déversements seront réacheminés à l’usine dès que possible.

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Les eaux usées domestiques en provenance de l’usine de traitement et du campement seront combinées et traitées dans l’usine de traitement des eaux usées.

17.7.2	Poussières et gaz

Les émanations gazeuses contenant de la poussière générées par les différents procédés seront traitées pour récupérer les poussières. Les systèmes suivants de traitement des poussières et des émanations gazeuses seront intégrés à l’usine de traitement:

•	Capteurs de poussières et vaporisateurs d’eau pour éliminer les poussières dans le secteur du concasseur primaire.

•	Ventilateurs dans le secteur des cellules d’électroextraction et la raffinerie.

•	Dépoussiéreur à sacs filtrants jumelé pour le four de calcination et le four de fusion.

•	Capteur de poussières près du silo à chaux.

•	Ventilateurs d’extraction près des cuves de préparation des réactifs.

17.8	Philosophie de contrôle des procédés

La philosophie générale adoptée dans le cadre du projet Boto est la suivante:

•

Contrôle des équipements de traitement par le biais de régulateurs programmables (« PLC; programmable logic controllers ») visibles à partir du système de contrôle central de l’usine et possibilité d’un système expert avancé de contrôle des procédés.

•	Systèmes de verrouillage câblés pour assurer la sécurité du personnel.

•	Démarrage et arrêt de tous les moteurs de procédé et ouverture et fermeture des valves automatiques à partir de la salle de contrôle.

•	Système intrinsèquement sécuritaire puisque tous les boutons d’arrêt seront actifs tant en mode de fonctionnement manuel qu’automatique.

•	Surveillance de toutes les conditions d’opération par le système de contrôle et enregistrement de données sélectionnées pour garder un registre des données et suivre les tendances.

•	Entrées d’alarme au système de contrôle avec fonctionnement à sécurité intégrée, c’est-à-dire que le signal revient à zéro pour signaler une défaillance.

•	Installations de démarrage et d’arrêt de la séquence dans les circuits de concassage primaire, de remise en service du matériel et de broyage.

•	Séquence d’élution automatisée.

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17.9	Sécurité et raffinerie

Une salle d’habillage, des détecteurs de métaux et une salle de déshabillage seront situés à l’entrée de la chambre de coulée. Toutes les entrées et les sorties de la raffinerie seront rigoureusement contrôlées. Un système d’alarme et une surveillance par système de télévision en circuit fermé (CCTV) assureront la sécurité à l’intérieur de la raffinerie, et l’accès à ce secteur sera restreint. Tous les produits d’or dans la raffinerie seront pesés, étampés et répertoriés. L’entretien de routine effectué dans la raffinerie sera réalisé uniquement lors des journées où il n’y a pas de fusion.

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18.0	INFRASTRUCTURES DU PROJET

18.1	Envergure des infrastructures

Outre les fosses à ciel ouvert et les haldes à stériles, le projet Boto comprendra les infrastructures et les installations suivantes sur le site (voir Figure 18.1):

•	Installations de gestion des résidus (IGR).

•	Pipelines de résidus miniers et d’eau recirculée.

•	Chemins de halage.

•	Routes d’accès au site.

•	Installations de gestion du carburant.

•	Concasseur primaire.

•	Empilements de minerai grossier.

•	Convoyeurs.

•	Installations de traitement - concassage, empilements de minerai, broyage, circuit de gravité, épaississement, lixiviation, extraction de l’or et régénération du charbon, affinage et réactifs.

•

Bâtiments sur le site - bureaux, installations sanitaires, bâtiment de sécurité, clinique de premiers soins, poste de garde et vestiaires, atelier et entrepôt, cafétéria du site, dépôt de réactifs, laboratoire métallurgique.

•	Services miniers - entrepôt et atelier pour les camions miniers, installations de lavage des camions, bâtiment administratif, laboratoire d’analyse, cafétéria de la mine et installations sanitaires.

•	Campement.

•	Dépôt pour l’entreposage à long terme des réactifs.

•	Piste d’atterrissage.

•	Centrale électrique.

•	Dépôt d’explosifs.

•	Prise d’eau à la rivière et système de distribution.

•	Puits, pompes et conduites d’eau potable.

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•	Bassins de traitement des eaux.

•	Usines de filtration et de traitement des eaux.

•	Usine de traitement des eaux usées.

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Figure 18.1            Overview

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18.2	Sélection des différents sites et considérations d’aménagement

Le site minier est bordé par les rivières Falémé et Balinko à l’est et au nord. L’usine de traitement est située à l’ouest de la fosse Malikoundi et au sud-est du site proposé pour le parc à résidus. Le secteur de l’usine de traitement ainsi que le secteur des bâtiments et des services miniers couvrent une empreinte d’environ 400 m × 400 m.

Les haldes à stériles sont situées à l’est de la fosse afin de minimiser la distance de transport. Le plateau du concasseur primaire est aussi situé à proximité de la fosse à l’ouest, de façon à minimiser les distances de halage.

18.3	Réfection des routes

L’accès à Boto à partir de Dakar se fait en empruntant une route pavée jusqu’à Saraya (720 km), puis une route en gravier compacté jusqu’à Boto, à environ deux heures de route (67 km). La route en gravier reçoit présentement peu de circulation routière, mais se détériorera rapidement lorsque la circulation deviendra plus intense. Il est proposé de construire une couche de base de 150 mm d’épaisseur, de Saraya jusqu’au pont de Boféto, et deux couches de base de 150 mm sur la section résiduelle de la route.

18.4	Route sur le site

Les routes sur le site ont été conçues de façon à relier les différents secteurs des installations proposées dans le plan directeur pour la construction initiale de l’usine et pour les activités d’entretien et les opérations. Dans la mesure du possible, les routes sur le site suivront les contours naturels du terrain, mais du profilage avec des coupes et du remblai sera nécessaire à certains endroits afin d’offrir des pentes uniformes. La pente maximale sera de 10% tandis que la pente moyenne sera de 8%. Les routes à une seule voie auront une largeur de 4 m. Les routes d’accès au site auront une largeur de 6 m. Les routes auront une pente transversale d’au moins 2%, et le rayon de braquage aux intersections sera d’au moins 12 m.

Les routes sur le site seront construites avec de l’enrochement compacté d’une épaisseur de 150 mm (-100) et 150 mm (-25) posés sur des sols compétents. Des fossés de drainage seront construits sur les pentes ascendantes.

18.5	Piste d’atterrissage

La piste d’atterrissage est située à l’ouest de l’usine de traitement et est d’une longueur de 1 300 m par une largeur de 35 m. Elle a été conçue de façon à équilibrer autant que possible les coupes et les remblais requis. Lorsque le secteur de la piste aura été déboisé et dégagé, une couche de base en granulat sera étendue, nivelée et compactée sur l’ensemble du secteur prévu pour la piste, les aires de circulation et les aires de trafic sur une épaisseur de 200 mm (-100) avec une couche finale de 200 mm (-25). La stabilité des pentes latérales sera vérifiée au cours de l’étape de conception. La piste d’atterrissage aura une pente transversale de 2%.

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18.6	Usine de traitement

Les principaux secteurs qui composent l’usine de traitement sont les suivants:

•	Circuit de concassage primaire.

•	Aire de stockage du minerai grossier.

•	Circuit de broyage.

•	Circuit de gravité.

•	Épaississeur prélixiviation.

•	Épaississeur de résidus miniers.

•	Circuit de lixiviation et CEP.

•	Élution et régénération du charbon.

•	Raffinerie.

•	Entreposage et préparation de réactifs.

Les installations de concassage primaire seront regroupées à l’intérieur d’une structure en béton armé adossée à la colline au sud-est de l’usine de traitement. Les dimensions de la structure de concassage primaire sont d’environ 24 m de long × 7 m de large × 19 m de hauteur.

Les camions de halage déposeront le minerai directement dans la trémie à tout-venant. Un alimentateur primaire acheminera le minerai vers le concasseur à mâchoires via une grille vibrante. Le matériel concassé se rapportera à la trémie à minerai et sera réacheminé via un alimentateur à tablier qui déchargera le matériel sur un convoyeur de 110 m de long pour alimenter le broyeur semi-autogène (SAG).

Le matériel excédentaire de la trémie à minerai sera dirigé aux stocks de minerai (empilements de réserve) et sera remis en service à l’aide de chargeuses frontales lors des arrêts du concasseur. Les stocks de minerai consisteront en un empilement de minerai non couvert de forme généralement conique avec un angle de repos moyen de 35 degrés. L’empilement aura une hauteur de 18 m et une capacité active de 7 200 t offrant une capacité-tampon de 18 heures entre les activités minières et de traitement.

L’aire de broyage est située à environ 100 m au nord de la trémie à minerai. Il s’agira d’une structure en acier à aire ouverte reposant sur des fondations en béton. Ce secteur comprendra le circuit de broyage, qui inclut les principaux équipements suivants: un broyeur SAG (9,14 m de diamètre × 5,18 m de longueur de broyage effective (« EGL; effective grinding length »); un trommel; un groupe de cyclones et un broyeur secondaire (qui sera installé plus tard). Le broyeur SAG et le broyeur secondaire reposeront sur des fondations indépendantes en béton. Les épaississeurs prélixiviation et de résidus miniers seront situés à l’ouest de l’aire de broyage, dans

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une zone de confinement en béton pour chaque épaississeur. Ces épaississeurs à haut débit auront un diamètre de 26 m et reposeront sur des colonnes en acier sur des piliers de béton.

Le circuit de lixiviation et de traitement CEP sera situé au nord de l’aire de broyage. Cinq cuves de lixiviation (15 m de diamètre × 18,6 m de hauteur) et six cuves CEP (9,5 m de diamètre × 11,5 m de hauteur) seront situées dans ce secteur. Les cuves reposeront sur des couronnes en béton et seront situées à l’intérieur d’une zone de confinement en béton. Le volume de la zone de confinement est conçu pour accommoder 110 % du volume de la plus grande cuve en cas de rupture.

Le secteur d’élution et de régénération du charbon est situé à l’est du circuit de lixiviation et de traitement CEP. Il comprendra des colonnes d’élution et de lavage à l’acide d’une capacité de 5 tonnes, une cuve pour la solution d’extraction, un tamis d’égouttage du charbon, un four de régénération et une cuve de refroidissement du charbon.

La raffinerie sera située au sud du circuit de lixiviation et de traitement CEP. Elle comprendra les cellules d’électro-extraction, le four de séchage, le four à induction au diésel et le coffre-fort. Le bâtiment aura une structure en acier, une toiture en métal et un revêtement avec un grillage en acier. La structure en acier reposera sur une semelle filante en béton.

Le secteur des réactifs sera situé au nord du circuit de lixiviation et de traitement CEP. Les différents réservoirs d’entreposage des réactifs seront situés dans des zones de confinement en béton séparées. Tous les réservoirs, les structures en acier et les pompes reposeront sur une dalle de béton coulée à même le sol.

18.7	Alimentation et distribution d’électricité

18.7.1	Alimentation électrique

Une centrale au mazout lourd construite sur le site permettra d’alimenter en électricité l’usine, le campement permanent, la mine et les pompes à la rivière. L’électricité générée à la centrale passera par une sous-station à haute tension située à l’intérieur de l’usine de traitement, d’où l’électricité sera distribuée à 11 kV.

La configuration de la centrale sur le site comprendra:

•

Cinq groupes électrogènes principaux (trois en fonction, deux en réserve) de 4,574 MW/11 kV. Le bâtiment de la centrale d’énergie comprendra un espace disponible pour l’ajout du groupe électrogène supplémentaire.

•	Appareillage de commutation.

18.7.2	Distribution électrique

Le système électrique de l’usine est basé sur une distribution à 11 kV, de centres de commande des moteurs (CCM) et des centres d’alimentation à 400 V.

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L’alimentation à 11 kV sera réduite à 400 V aux CCM via cinq transformateurs 11 kV/ 400 V séparés. Deux postes de sectionnement dans le secteur de l’usine de traitement accueilleront chacun 2 CCM à basse tension, tandis que le poste de sectionnement de l’aire de concassage en accueillera un. Trois lignes aériennes de 11 kV et 4 transformateurs 11 kV/400 V permettront d’alimenter en électricité le campement permanent, les pompes de transfert à la rivière, les pompes de prélèvement à la rivière et la mine. Des panneaux de contrôle extérieurs et des tableaux de distribution ont été prévus pour l’éclairage de l’usine, pour la distribution à basse tension et l’unité d’alimentation permanente.

18.7.3	Charge installée et demande maximale

La charge installée et la demande maximale sont présentées au Tableau 18.1

Tableau 18.1            Besoins en électricté

Type de charge	Valeur
Puissance installée	17,4 MW
Charge maximale	13,6 MW
Charge moyenne	10,3 MW
Puissance nominale du broyeur SAG	8,2 MW
Facteur de charge du broyeur SAG	0,79
Facteur de charge global	0,66
Facteur de puissance global	0,82

18.7.4	Transformateurs et enceintes

Les transformateurs de distribution de l’usine de 11 kV/400 V (1 MVA, 1,6 MVA, MVA) auront une configuration avec refroidissement de type ONAN et un indice de couplage Dyn11. Le transformateur des pompes de transfert à la rivière (0,3 MVA), le transformateur des pompes de prélèvement à la rivière 0,3 MVA) et le transformateur de la mine (0,4 MVA) seront montés sur des poteaux. Des murs de béton résistants au feu seront construits autour des transformateurs de l’usine.

18.7.5	Appareillage à 11 kV

L’appareillage à 11 kV sera entièrement débrochable et à l’épreuve des arcs et sera équipé de systèmes de protection, de mesure et de mise à la terre. Les critères de conception de base pour les tableaux et les disjoncteurs sont les suivants:

•	Appareillage à 11 kV : 1 600 A, 25 kA/3 sec.

•	Disjoncteur à l’entrée de l’appareillage à 11 kV : 1 800 A.

•	Disjoncteurs du circuit d’alimentation à 11 kV : 630 A.

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La protection sera assurée par des relais de protection à microprocesseur.

18.7.6	Variation de vitesse (VSD) électronique

Des variateurs de vitesse à basse tension avec des puissances nominales variant entre 0,55 kW et 132 kW seront utilisés. Ces unités seront montées sur le plancher ou sur le mur (selon les dimensions) le long du mur interne des salles électriques.

18.7.7	Centres de commande des moteurs à 400 V

Les CCM à basse tension seront de type accès frontal et intégrés aux salles électriques. Tous les CCM auront une configuration avec ségrégation de type 4 et coordination de type 2. Les démarreurs des CCM seront démontables et les principaux disjoncteurs à l’entrée pourront être débrochés avec une protection intégrée. Tous les démarreurs moteurs seront équipés de relais de surcharge intelligents. Les CCM à basse tension alimenteront en électricité les moteurs à basse tension, les équipements à vitesse variable à basse tension et l’appareillage à basse tension.

18.7.8	Protection de mise à terre

Une protection de mise à la terre sera appliquée aux circuits avec des prises de courant standards (points d’alimentation) et pour les circuits d’éclairage.

18.7.9	Échelle à câbles

Les échelles à câbles seront en général installées à l’horizontale, et des échelles verticales seront placées dans les secteurs où il y a possibilité de déversements. Les câbles de tensions différentes seront installés sur des échelles différentes. S’ils doivent être installés sur la même échelle, alors une ségrégation complète des échelles sera prévue.

18.7.10	Câbles

Les câbles jusqu’à 18 mm2 seront isolés en PVC tandis que les câbles plus gros seront isolés en XLPE. Les câbles pour les variateurs de vitesse seront de type multifilaire avec câbles triphasés et câbles de mise à la terre placés de façon symétrique à l’intérieur d’un même câble blindé. Les câbles dans les différents secteurs de l’usine seront installés au-dessus du sol, sur des échelles à câble.

18.7.11	Éclairage

L’éclairage autour de l’usine sera conçu de façon à répondre aux besoins opérationnels de chaque secteur.

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18.7.12	Système de mise à la terre et protection contre la foudre

La méthode suivante de mise à la terre sera mise en œuvre pour chaque différent niveau de tension:

11kV :	Mise à la terre via transformateurs de mise à la terre.

415V :	Mise à la terre directe/multiples points neutres/T-N-C-S.

Note : T – Terre; N – Neutre; C – Combiné; S – Séparé.

Toutes les structures bâties de l’usine bénéficieront d’une protection contre la foudre. Les sous-stations et les salles électriques de l’usine et les points élevés des structures seront équipées de paratonnerres d’une hauteur et d’une quantité suffisante pour assurer que tous les points exposés seront couverts. Les systèmes de protection contre la foudre auront leurs propres électrodes indépendantes de mise à la terre et seront inter reliés au système de mise à la terre principal du système électrique.

18.8	Bâtiments sur le site

18.8.1	Atelier mécanique/Entrepôt de l’usine

Les bâtiments abritant l’atelier mécanique et l’entrepôt à l’usine de traitement sera construit à partir de conteneurs de transport de 40 pieds. Chaque bâtiment sera complété par un toit arché et renforcé au-dessus des structures.

18.8.2	Bâtiment administratif de l’usine

Le bâtiment administratif du complexe sera situé au nord de l’usine. Ce bâtiment abritera des bureaux, une salle de réunion, une aire d’accueil, une salle à manger et des installations sanitaires. Il s’agira d’un bâtiment préfabriqué reposant sur une semelle filante en béton.

18.8.3	Clinique de premiers soins

Le bâtiment qui abrite la clinique de premiers soins sera situé à l’est du bâtiment administratif. Il contiendra une salle de traitement, un stationnement pour l’ambulance, une salle de médecin, une salle d’attente et des installations sanitaires. Il s’agira d’un bâtiment préfabriqué. Le bâtiment reposera sur une semelle filante en béton.

18.8.4	Bâtiment de sécurité

Le bâtiment de sécurité sera adjacent à la clinique de premiers soins. Il abritera des bureaux et une aire de fouille. Il s’agira d’un bâtiment préfabriqué. Le bâtiment aura comme fondation une semelle filante en béton.

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18.8.5	Laboratoires

Les laboratoires de métallurgie et d’analyse seront situés directement au nord du dépôt de réactifs, adjacents aux installations d’entreposage à long terme des réactifs. Ils seront construits à partir de bâtiments préfabriqués, auront des dimensions approximatives de 39 pieds de longueur, 18 pieds de largeur et de 9 pieds de hauteur, et seront conçus pour avoir des espaces de laboratoire humides et secs.

18.8.6	Installations sanitaires

Les installations sanitaires du complexe seront situées dans un bâtiment préfabriqué situé au sud de l’aire de broyage.

18.9	Bâtiments des services miniers

Les bâtiments suivants sont prévus pour supporter les opérations minières:

•	Bâtiment administratif pour avoir un expace de bureau au personnel de la mine.

•	Aire de stockage de diesel pour le ravitaillement des camions minier.

•	Atelier mécanique et entrepôt pour la maintenance des équipements miniers.

•	Enceinte pour entreposer le matériel de dynamitage.

•	Installations sanitaires pouvant accomoder deux hommes et une femme.

•	Salle à manger pour les pauses et pour les repas.

18.10	Cafétéria de la mine

Le bâtiment abritant la cafétéria de la mine sera situé directement à l’ouest du bâtiment abritant les vestiaires et les installations sanitaires. Le bâtiment abritera une cuisine et une salle à manger.

18.11	Campement permanent

Durant la construction, le campement hébergera l’équipe du propriétaire ainsi que l’équipe de gestion de la construction. Le campement aura une capacité d’hébergement de cent soixante personnes. Les bâtiments du campement seront situés au sud-ouest de l’usine de traitement, à l’extérieur de la clôture principale entourant le site et occuperont une superficie d’environ 250 m × 390 m.

Les bâtiments du campement seront préfabriqués et transportés en « paquets plats » jusqu’au site de façon à pouvoir être assemblés rapidement sur les fondations en béton préparées à l’avance. Les panneaux auront un cadrage en acier et des panneaux intérieurs isolés avec des panneaux extérieurs en tôle et seront munis de

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portes en métal et de fenêtres. Les systèmes d’électricité, de plomberie, de chauffage/ventilation/climatisation et de communication pour chaque type de bâtiment seront installés sur place.

Les bâtiments du campement comprendront:

•	Dortoirs comptant huit chambres (lit simple) avec salle de bain attenante (20).

•	Cuisine et cafétéria (1).

•	Salle de loisirs (1).

•	Bâtiment administratif du campement (1).

•	Buanderie et toilettes (2).

18.12	Services

18.12.1	Prise d’eau à la rivière/Alimentation en eau brute

L’alimentation en eau brute pour le projet aurifère Boto proviendra de la rivière Falémé. Le point de prélèvement proposé est situé au nord de l’usine de traitement. L’eau sera acheminée et entreposée dans un bassin d’eau douce situé directement au sud du point de prélèvement.

Le bassin d’eau douce aura une pompe flottante pour pomper l’eau jusqu’au réservoir d’eau brute. Le réservoir d’eau brute sera situé à l’ouest de l’épaississeur de résidus miniers et aura une capacité active de 1 500 m3. Le réservoir d’eau brute sera équipé de trois pompes de distribution (1 en réserve) pour assurer l’approvisionnement des différents utilisateurs d’eau brute, notamment les systèmes de refroidissement des équipements, la préparation des réactifs, les pulvérisateurs, la réduction des poussières, le réservoir d’eau d’extinction des incendies, etc.

18.13	Installations de gestion de carburant

Les installations de gestion du carburant seront situées au sud du bâtiment abritant l’atelier pour les camions miniers et l’entrepôt, dans le secteur des services miniers. Les camions de livraison seront raccordés aux pompes de déchargement du diésel à l’aide de tuyaux flexibles. Le diésel sera transféré aux réservoirs d’entreposage du carburant en vrac à l’intérieur d’une zone de confinement en béton. Les pompes de distribution du diésel transféreront le carburant au poste de ravitaillement des camions miniers. Le poste de ravitaillement sera équipé de dalles, de paliers et de zones de confinement. La protection contre les incendies sera assurée par le système de protection contre les incendies du site.

18.14	Usine de traitement de l’eau potable

L’eau potable sur le site proviendra de puits creusés jusqu’à la nappe phréatique. Les puits seront situés au nord-est de l’usine de traitement et seront creusés au moyen d’une mototarière, puis équipés de tubage à

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fentes et de crépines avec un média filtrant. L’eau des puits sera filtrée et traitée avant d’être distribuée au campement, à l’usine de traitement et aux différents bâtiments sur le site.

18.15	Eau d’incendies

Un système dédié pour l’eau d’extinction des incendies sera installé sur le site et comprendra une réserve d’une capacité de 580 m3 d’eau d’incendie intégrée au réservoir d’eau brute ainsi que deux pompes d’incendie (une pompe principale et une pompe d’appoint) et une pompe alimentée au diésel en cas d’urgence. Le système dédié assurera l’approvisionnement en eau d’incendie à l’usine de traitement et au campement pour la totalité de la durée de vie du projet.

18.16	Usine de traitement des eaux usées

Les eaux usées provenant du campement, des bâtiments de l’usine et des autres bâtiments, exception faite des eaux de procédé, seront recueillies et acheminées à une usine de traitement des eaux usées (UTEU) qui sera située au sud-est du campement. Les eaux usées seront acheminées jusqu’à l’UTEU via des pompes de transfert situées à travers le secteur de l’usine de traitement.

18.17	Exigences en matière de sécurité

18.17.1	Système de sécurité et de contrôle d’accès

Un système de sécurité sera implanté sur le site du projet afin d’assurer la sécurité des produits, contrôler et enregistrer l’accès du personnel et des véhicules à l’entrée et à la sortie du site, et détecté et réagir à tout incident ou anomalie. Le système de sécurité fera usage des infrastructures communes du réseau sur le site.

Le système de sécurité et de contrôle d’accès au site comprendra des serveurs, un réseau local (LAN) redondant, des postes clients et des postes de gestion dédiés pour la sécurité, un système d’alimentation permanente, des médias de stockage externes, des logiciels de contrôle d’accès, des logiciels de gestion de la sécurité et d’enregistrement vidéo, des dispositifs de contrôle d’accès, des caméras de sécurité, des détecteurs de mouvement et tout le matériel et les logiciels requis pour assurer un système pleinement fonctionnel.

Deux séries de serveurs avec les logiciels requis et des médias de stockage externes seront fournis et installés: le premier dans la salle d’équipement de sécurité et le deuxième dans le poste de garde.

Un poste de travail dédié à la gestion du système de sécurité sera installé dans la salle d’équipement de sécurité, tandis que trois postes clients dédiés à la sécurité seront installés aux endroits suivants: au poste de garde à l’entrée, dans la salle de contrôle centrale et dans le bureau du contremaître général.

Les serveurs du système de contrôle d’accès comprendront des logiciels pour l’application, la configuration et le contrôle d’accès aux portes, y compris la programmation des cartes d’accès, des lecteurs de cartes d’accès, des mécanismes de verrouillage des portes/contacts/boutons de sortie. Le serveur de stockage et de gestion vidéo sera équipé d’un logiciel de gestion vidéo, pour la configuration du système, la gestion des caméras, le contrôle d’accès des utilisateurs et la consignation des activités.

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Une barrière électrique contrôlant l’accès des véhicules à l’entrée et à la sortie, un tourniquet contrôlant l’accès du personnel à l’entrée et à la sortie, des détecteurs de mouvement et des caméras de sécurité seront installés au poste de garde.

Des caméras de sécurité et des détecteurs de mouvement seront installés au poste de garde, aux entrées du périmètre clôturé du campement, à l’entrée du dépôt d’explosifs et dans le périmètre clôturé du dépôt d’explosifs. Des caméras de sécurité seront aussi installées dans:

•	L’aire de broyage.

•	La raffinerie.

•	L’usine de régénération du charbon.

•	Le circuit de traitement CEP et de destruction du cyanure.

•	Le concasseur primaire.

Un contrôleur de porte sera installé aux endroits critiques (à l’entrée et à la sortie), avec alimentation électrique et connexion Ethernet, des serrures magnétiques, des fonctions de verrouillage-déverrouillage des portes minutées, ainsi que des interrupteurs de fin de course, des lecteurs de cartes d’accès et des cartes d’accès.

18.17.2	Sécurité de la raffinerie

Tous les produits d’or dans la raffinerie et dans la chambre forte seront pesés, étampés et répertoriés. Les systèmes de sécurité comprendront une surveillance vidéo, un accès contrôlé, des appareils de détection et des gardes pour assurer la sécurité du personnel. Les éléments suivants seront inclus au minimum:

•	Lecteur de cartes d’accès du personnel ou clavier à code et senseur de verrouillage/déverrouillage à la porte d’entrée et de sortie principale (salle blanche).

•	Senseurs de verrouillage/déverrouillage aux portes d’entrée et de sortie de la salle de sécurité de la raffinerie.

•	Détecteurs de métal manuels pour les gardes de sécurité.

•	Caméras de surveillance.

•	Détecteurs de movement.

•

Un système de serrure à deux clés nécessitant la présence de deux employés (travailleur d’usine + garde de sécurité) pour déverrouiller tout équipement sensible qui pourrait contenir de l’or ou une solution aurifère.

•	Chambre forte/coffre-fort.

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18.17.3	Système d’alarme et de détection des incendies

Le système d’alarme et de détection des incendies pourra fonctionner soit en mode automatique ou manuel. Le système permettra d’aviser tous les occupants de l’usine de traitement et des autres bâtiments d’évacuer en cas d’incendie ou d’une autre situation d’urgence, de rapporter l’événement à un emplacement hors du site afin d’appeler les services d’urgence, et d’activer les systèmes de protection contre les incendies pour contrôler la propagation du feu et de la fumée. Le système sera conçu de façon à répondre aux critères de protection minimalement requis par le code local de construction et aux exigences des compagnies d’assurance.

Le système d’alarme et de détection des incendies sera un système programmable à microprocesseurs et à surveillance électronique, faisant appel à une technologie de multiplexage ou à écrans adressables, avec un système de traitement décentralisé et une capacité de communication numérique, de façon à permettre l’acquisition de données, la distribution et le contrôle centralisés.

Le système d’alarme et de détection des incendies du projet comprendra, sans nécessairement s’y limiter, les composants suivants:

•	Centre de commande des alarmes d’incendie (CCAI) principal dans le bâtiment sécurisé.

•	CCAI secondaire et redondant dans la salle de contrôle principale.

•	Panneaux de contrôle (esclaves) des alarmes d’incendie situés dans certains secteurs des bâtiments.

•

Dispositifs de déclenchement adressables, dont des détecteurs de chaleur, détecteurs de fumée, déclencheurs et dispositifs d’alarme manuels, et commutateurs installés au besoin dans les conduits, les salles électriques, les salles fermées, les salles de contrôle, l’entrepôt et d’autres pièces, secteurs ou bâtiments.

•

Dispositifs de sortie adressable incluant des relais avec contacts programmables utilisés pour activer les sirènes et gyroscopes d’alarme, les haut-parleurs d’interphone, activer ou désactiver les ventilateurs et pour assurer d’autres fonctions.

•	Modules d’entrée/sortie au besoin pour relier des dispositifs conventionnels au système.

Le système d’alarme et de détection des incendies devra surveiller plusieurs zones en parallèle. Toute alarme et les données s’y rapportant seront communiquées aux panneaux principaux via un lien de communication. Chaque bâtiment disposera d’au moins un panneau de contrôle. Des déclencheurs d’alarme manuels seront installés à toutes les sorties.

Les microphones du système d’interphone seront situés dans la salle de contrôle principale et dans le bâtiment sécurisé. Les informations se rapportant aux alarmes seront transmises via le réseau ou communiquées par ligne directe au système de communication personnelle et au système de sécurité et de contrôle d’accès.

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18.18	Installations de gestion des résidus miniers

Les résidus seront acheminés à un parc à résidus situé au nord-ouest de l’usine de traitement. Le plan minier a été divisé en 4 phases. Les phases 1, 2 et 4 du plan minier produiront 19,3 Mt de résidus. La phase 3 du plan minier produira 9,3 Mt supplémentaires de résidus. La capacité totale requise de stockage de résidus est donc de 28,6 Mt. Les résidus à 60 % de contenu solide seront pompés dans une conduite HDPE jusqu’au parc à résidus, où les résidus et l’eau de procédé seront gérés en répartissant uniformément les résidus dans le parc à résidus en vue d’un stockage permanent et sécurisé dans le bassin du parc à résidus.

L’aménagement final du parc à résidus à l’année 15 consiste en la cellule Ouest et la cellule Est, comme l’illustre la Figure 18.2.

Figure 18.2            Parc à résidus à l’année 15 (aménagement définitif)

18.18.2	Sommaire des critères de conception

Le parc à résidus a été conçu pour une durée de vie de mine de 15 ans, soit une quantité totale de 28,6 Mt et une densité sèche moyenne des résidus estimée à 1,4 t/m3. Le débit de l’usine est de 5 500 tonnes sèches par jour (environ 2 Mtpa). Les principaux critères de conception du parc à résidus sont résumés au Tableau 18.2.

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Tableau 18.2            Principaux critères de conception du parc à résidus

Durée de vie de la mine (phases 1, 2 et 4)	10 ans
Durée de vie de la mine (phase 3)	5 ans
Durée de vie totale de la mine	15 ans
Débit de l’usine (production de résidus)	5 500 t par jour (2 Mtpa)
Contenu solide des boues de résidus en masse	60%
Production de résidus (phases 1, 2 et 4)	19,3 Mt
Production de résidus (phase 3)	9,3 Mt
Production totale de résidus	28,6 Mt
Densité sèche moyenne des résidus décantés	1,4 t/m3
Volume des résidus (phases 1, 2 et 4)	13,8 Mm3
Volume des résidus (phase 3)	6,6 Mm3
Volume total des résidus	20,4 Mm3
Revanche pour la crue de sécurité	Varie : 0,8 m pour la cellule Ouest et 0,9 m pour la cellule Est
Revanche	1,0 m
Pentes des digues
Pente des digues Est et Ouest en amont	3H : 1V incluant les bancs
Pente des digues Est et Ouest en aval	3H : 1V
Pente de la digue centrale en amont et en aval	2,5H : 1V incluant les bancs
Largeur de la crête des digues	10 m

18.18.3	Aménagement du parc à résidus

Le parc à résidus comprend la construction de deux digues initiales (étape 1) pour entreposer 1,5 année de résidus, et des agrandissements par étapes, tel que décrit ci-dessous et illustré à la Figure 18.3.

La digue Ouest de l’étape 1 est une digue transversale qui sera construite au fond de la vallée, là où elle est plus étroite. La large vallée en amont de la digue Ouest formera le bassin de résidus. La digue centrale de l’étape 1 est aussi une digue transversale qui sera construite près de l’extrémité amont de la vallée. Ces deux digues et les pentes naturelles de la vallée formeront la cellule Ouest du parc à résidus. Cette approche de conception a été sélectionnée pour réduire la distance de transport du matériel de construction à partir des fosses à ciel ouvert et pour diminuer les coûts de revêtement en réduisant au minimum la superficie totale de la cellule Ouest. Les digues Ouest et centrale seront surélevées selon la méthode de construction en aval pour soutenir les phases 1, 2 et 4 de l’exploitation minière et fournir 10 ans de stockage de résidus.

La digue Est sera construite à partir de l’année 9 pour le stockage de résidus lors de la phase 3 de l’exploitation minière et de l’usinage. La digue Est sera construite en amont de la digue centrale, à l’extrémité amont de la vallée, et rejoindra les côtés de la vallée pour former la cellule Est du parc à résidus. La cellule Est sera aussi

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revêtue d’une géomembrane. La digue Est sera surélevée selon la méthode de construction en aval pour fournir 5 années supplémentaires de stockage de résidus. Au total, le parc à résidus aura la capacité de 15 ans de stockage de résidus.

18.18.4	Coupe transversale et détails de conception du parc à résidus

Une membrane d’étanchéité est inclus dans la conception pour réduire au minimum l’infiltration par le parc à résidus. Le système de revêtement de l’étape 1 comprendra une géomembrane HDPE de 60 mm installée sur une couche de saprolite posée et compactée dans le bassin et le long des pentes amont des digues. Lors des phases de rehaussement de digues, le système de revêtement sera aussi rehaussé sur les faces amont des digues et dans le bassin du parc à résidus. Des bermes sont incluses dans la conception des coupes transversales des digues pour permettre l’installation du revêtement sur les faces des digues.

Il sera nécessaire de procéder au défrichement, à la découverture, au nettoyage et à l’excavation des matériaux inadéquats pour préparer les fondations du bassin et des digues avant le remblayage. Le matériel de remblayage des digues et du bassin sera fourni par les activités d’exploitation à la fosse à ciel ouvert Malikoundi. Les digues Ouest et centrale de l’étape 1 seront construites à partir de stériles de saprolite homogènes. Le rehaussement des digues se fera par des digues en terre et en enrochement, comprenant des zones à granulométrie fine vers la face amont de la digue, et des zones à granulométrie plus grossière vers la face aval des digues. Une zone de transition et une zone de couche de revêtement seront construites sur le bord amont de la digue centrale durant les dernières étapes des phases 1, 2 et 4 de l’exploitation minière afin de fournir une fondation convenable pour poser le revêtement. Les matériaux de remblayage pour toutes les zones des digues seront composés de saprolite, de roche de transition et de roche fraîche sélectivement excavés et en vrac.

La coupe transversale finale du parc à résidus de la digue Ouest à la digue centrale est illustrée à la Figure 18.3. La coupe transversale finale du parc à résidus de la digue centrale à la digue Est est illustrée à la Figure 18.4.

Figure 18.3            Coupe transversale finale du parc à résidus (digues Ouest et centrale)

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Figure 18.4            Coupe transversale finale du parc à résidus (digues centrale et Est)

18.18.5	Distribution des résidus et remplissage du bassin

Le système de distribution des résidus transférera les boues de résidus par une seule conduite en vue de les stocker dans le parc à résidus. La conduite de décharge des résidus se déplacera de façon à égaliser le remplissage du bassin du parc à résidus. Deux conduites seront nécessaires au cours des dernières années de l’exploitation afin de déverser des résidus le long des digues et dans tout le bassin du parc à résidus. Les conduites de distribution des résidus devront être déplacées périodiquement pour prendre en considération la construction de la digue et l’élévation du niveau des résidus.

18.18.6	Systèmes de collecte des infiltrations et du ruissellement

Un système de collecte des infiltrations sera installé dans la fondation du bassin du parc à résidus, sous la géomembrane et le revêtement de bassin, afin de recueillir les infiltrations et de réduire au minimum la pression sur la géomembrane. L’infiltration recueillie sera dirigée vers des bassins de collecte des infiltrations et réintroduite dans le bassin du parc à résidus. Des fossés de dérivation seront construits en amont des bassins du parc à résidus durant la construction initiale afin de limiter la quantité de ruissellement qui entre dans les bassins. Les fossés seront excavés dans le sol naturel et seront de forme trapézoïde.

18.18.7	Gestion des eaux d’orage et exigences de la revanche

Le parc à résidus doit avoir une revanche suffisante en tout temps pour entreposer temporairement la crue de sécurité (c’est-à-dire qu’aucun déversoir n’est nécessaire). Cela comprend le ruissellement du bassin versant au-dessus des fossés de dérivation, qui déborderaient vraisemblablement durant la crue de sécurité. Une revanche d’une hauteur de 0,8 m est nécessaire pour la cellule Ouest, et une revanche d’une hauteur de 0,9 m est nécessaire pour la cellule Est. Une revanche d’une hauteur de 1,0 m est incluse dans la conception pour éviter un débordement causé par les vagues.

18.18.8	Gestion opérationnelle des eaux

Une pompe de refoulement et une canalisation seront installées pour récupérer l’eau du bassin surnageant vers l’usine. Une barge de récupération sera placée à l’emplacement du bassin initial dans la cellule Ouest et se déplacera avec le bassin surnageant à mesure que le niveau des résidus augmente. La barge de récupération

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sera envoyée à la cellule Est durant les activités de production de la phase 3. La canalisation de récupération de l’eau s’étendra de la barge à l’usine.

Le bassin surnageant sera activement géré afin de répondre aux exigences de récupération de chaque année de l’exploitation. Le volume du bassin augmentera lors de chaque saison des pluies et diminuera lors de chaque saison sèche subséquente. Cette approche permettra de maintenir un volume minimum du bassin d’environ 500 000 m3 à la fin d’une saison sèche afin de fournir de l’eau d’appoint pour l’usinage et d’assurer un tirant d’eau adéquat pour la barge de récupération. Le volume du bassin sera principalement contrôlé en transférant une quantité appropriée d’eau de ruissellement recueillie des haldes à stériles. L’eau de ruissellement restant des haldes à stériles sera transférée dans l’environnement.

18.18.9	Instrumentation des digues

L’instrumentation à installer au parc à résidus comprendra des piézomètres à corde vibrante et des bornes de référence. Les piézomètres seront installés dans les digues et les fondations. Ils feront l’objet de suivis réguliers durant la construction et l’exploitation afin d’estimer le niveau phréatique dans les digues et d’assurer qu’une pression interstitielle élevée ne se développe pas. Les bornes de référence seront installées à divers emplacements sur les crêtes des digues et feront l’objet de suivis réguliers pour détecter des tassements et des mouvements potentiels des fondations et des digues. Des puits de surveillance de la qualité de l’eau souterraine seront aussi nécessaires en aval de la digue Ouest.

18.19	Gestion des eaux du site

La stratégie de gestion de l’eau de surface à l’échelle du site englobe les structures principales suivantes:

•	Les cellules Ouest et Est du parc à résidus.

•	Les haldes à stériles de Malikoundi Ouest, de Malikoundi Est et de Boto-5.

•	Le bassin d’eau douce.

•	Les fosses à ciel ouvert de Malikoundi, de Malikoundi nord et de Boto-5.

•	Le site de l’usine.

Le projet se trouve dans une zone présentant un surplus hydrologique annuel. En conséquence, la stratégie de gestion des eaux comprendra:

•

La collecte de tout le ruissellement et les infiltrations de surface provenant des digues du parc à résidus, des haldes à stériles, des fosses à ciel ouvert et du site de l’usine dans des bassins de gestion des eaux.

•

Le transfert d’une partie des infiltrations et du ruissellement recueillis dans les bassins de gestion des eaux vers le parc à résidus, selon les besoins, pour maintenir un bassin d’une taille convenable et fournir de l’eau en vue de la réutiliser dans le processus d’usinage.

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•

Le déversement dans l’environnement du restant des infiltrations et du ruissellement recueillis. Les bassins de gestion des eaux serviront de bassins de sédimentation, avant le déversement. Un traitement des eaux pourrait être nécessaire à certains bassins avant le déversement dans l’environnement afin de respecter les objectifs locaux de qualité de l’eau.

Cette stratégie réduira au minimum les exigences liées aux pompes et aux canalisations, réduira les coûts de traitement de l’eau, maximisera la quantité d’eau disponible aux utilisateurs en aval et optimisera le bilan hydrique du parc à résidus.

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19.0	ÉTUDES DE MARCHÉ ET CONTRATS

19.1	Étude de marché

L’or est la principale matière première qui serait produite par le projet Boto et l’or est librement négocié à des prix qui sont du domaine public. Aucune étude de marché formelle n’a été entreprise. Un prix de l’or de 1 200 $ US/oz a été utilisé pour estimer les réserves minérales et un prix de 1 275 $ US/oz a été utilisé pour faire l’analyse économique du projet.

Boto produira de l’argent aurifère commercialisable dès sa sortie usine ou sa livraison à un certain nombre d’affineries en Europe et en Afrique. Il n’y a aucune indication de la présence d’éléments qui pourraient réduire la valeur marchande du produit de Boto. IAMGOLD a déjà des contrats en vigueur pour la vente de l’or provenant de ses autres opérations, notamment au Burkina Faso, et il est assumé que le produit de Boto pourra jouir de conditions et de termes similaires.

19.2	Contrats

Il n’y a aucun contrat ou entente commerciaux en date d’entrée en vigueur du présent rapport. Généralement, les contrats d’affinage sont mis en place avec des affineries reconnues internationalement et les ventes sont faites au prix de l’or sur le marché. Ces contrats incluent de façon générale des frais pour le transport, l’assurance, l’analyse, l’affinage et les pertes matérielles liées à l’affinage comme tel. La capacité d’avoir un contrat en place pour la vente du produit de Boto n’est pas considérée comme un risque pour ce projet.

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20.0	ÉTUDES ENVIRONNEMENTALES, PERMIS ET CONSÉQUENCES SOCIALES

Le projet de mine d’or Boto est localisé dans les limites du bloc de concession Boto, situé au sud-est du Sénégal. Le secteur de Boto du permis d’exploration de Daorala-Boto couvre 148 km² et est délimité à l’est par la frontière avec le Mali et au sud par la frontière avec la Guinée. Le projet Boto est situé à proximité du village de Guémédji dans la Commune de Madina Baffé, département de Saraya, région de Kédougou (Figure 20.1).

Figure 20.1            Carte administrative de la région de Kédougou

20.1	Exigences légales pertinentes aux aspects environnementaux et sociaux

De nombreuses exigences légales et réglementaires pertinentes aux aspects environnementaux et sociaux régissent les projets miniers comme le projet Boto. Les principaux textes applicables au Sénégal pour le développement d’un projet minier sont:

•	Loi n° 2003-36 du 24 novembre 2003 portant Code minier.

•	Loi n° 2001-01 du 15 janvier 2001 portant Code de l’environnement.

•	Loi n° 1998-03 du 8 janvier 1998 portant Code forestier.

•	Décret n° 98-164 du 20 février 1998 portant application du Code forestier.

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•	Décret n° 2001-282 du 12 avril 2001 portant application du Code de l’environnement.

•	Décret n° 2004-647 du 17 mai 2004 fixant les modalités d’application de la loi n°2003-36 du 24 novembre 2003 portant Code minier.

•	Loi n° 2009-24 du 8 juillet 2009 portant Code de l’Assainissement.

•	Loi n° 81-13 du 4 mars 1981 portant Code de l’Eau.

Les principales exigences environnementales et sociales résultant du Code minier sont:

•	Réaliser une étude d’impact sur l’environnement (EIES) conformément au Code de l’Environnement et ses textes d’application (Art. 83-CM).

•	Constituer un fonds de réhabilitation du site minier au niveau de la Caisse de dépôt et de consignation (Art. 84 – CM).

Les principales exigences environnementales et sociales résultant du Code de l’Environnement sont quant à elles:

•

La nécessité de faire une étude d’impact et de mettre en œuvre un plan de gestion environnementale et sociale (PGES) (Article L. 44 et suivant du Code et ses textes d’application sur le Code de l’Environnement).

•

L’obtention d’un Certificat de conformité environnementale délivré par la Direction de l’environnement et des établissements classés (DEEC) du Sénégal après : i) la réalisation de l’EIES par un bureau d’études agréé (par la DEEC); et ii) la validation du rapport d’EIES par le Comité technique et iii) l’audience publique. Les Termes de références de l’EIES doivent être approuvés au préalable par la DEEC.

•

Dans le cadre de l’évaluation environnementale, il y a une exigence d’informer et consulter les autorités des pays voisins dans le cadre d’une exploitation minière i) si ses activités sont susceptibles d’avoir un impact transfrontalier (Article L44 Code de l’Environnement) ou ii) si vous l’exploitation minière doit utiliser des infrastructures ou des ressources communes (par exemple tirer de l’eau d’un fleuve frontalier). Cet article s’applique au projet de Boto en raison de la proximité de la frontière et du fleuve Falémé.

•

Le respect de règles de distance de sécurité: une exploitation minière est un établissement classé, c’est-à-dire qu’elle peut avoir en son sein des installations dites classées pour la protection de l’environnement (broyeur, concasseur, dépôt d’hydrocarbures ou de produits chimiques, etc.). L’article L 13 stipule qu’une installation classée de première classe (applicable projet minier) doit être localisée à plus de 500 m d’un cours d’eau, des habitations, d’une voie de communication et d’un captage d’eau. Après vérification auprès de la direction des Installations Classées, les fosses sont également considérées comme des installations classées, mais leur distance des cours d’eau et habitations peut être soumise à discussion.

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•

Une exigence de consultation des communautés locales dans le cadre de la procédure de l’EIE d’un projet minier, car le plan de gestion environnemental et social (PGES), faisant partie de l’EIES, doit tenir compte de leurs préoccupations (Art. L 52-CE). La consultation du public se fait en amont et en aval (Article 2 - Arrêté n° 9468 MJEHP-DEEC en date du 28 novembre 2001 portant réglementation de la participation du public à l’étude d’impact environnemental).

Procédure en amont (Article 1 Arrêté n° 9468 MJEHP-DEEC en date du 28 novembre 2001 portant réglementation de la participation du public à l’étude d’impact environnemental):

o	Annonce de l’initiative par affichage à la mairie et/ou à la gouvernance.

o	Communiqué par voie de presse (écrite ou parlée).

o	Dépôt des documents à la mairie ou la collectivité locale concernée.

o	Tenue d’une réunion d’information.

o	Collecte de commentaires écrits et oraux.

o	Négociations en cas de besoin.

o	Elaboration du rapport.

Procédure en aval (Articles 6 et suivant Arrêté n° 9468 MJEHP-DEEC en date du 28 novembre 2001 portant réglementation de la participation du public à l’étude d’impact environnemental):

o	Préparation de la tenue de l’audience publique avec la DEEC et la collectivité locale.

o	Information par voie de presse et tous moyens appropriés pour informer le public.

o	Tenue de l’audience publique dans la collectivité locale devant accueillir le projet.

o	Recueil des observations des populations.

Lorsqu’il s’agit d’une exploitation classée de première classe (applicable projet minier), le Gouverneur de Région peut demander de faire une enquête publique pour une durée de 15 jours (article R6 et suivants du décret no 2001-282 du 12 avril 2001 portant application du Code de l’Environnement).

En plus des exigences législatives présentées ci-dessus, IAMGOLD s’engage à respecter un certain nombre de textes existants tels que:

•	Politique de santé et sécurité d’IAMGOLD.

•	Politique de développement durable d’IAMGOLD.

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•	Critères de Performance de la Société Financière Internationale.

•	Principes Volontaires sur la Sécurité et les Droits de l’Homme.

•	Lignes Directrices du Groupe de la Banque Mondiale en matière d’environnement, de santé et de sécurité.

•	Lignes Directrices du Groupe de la Banque mondiale en matière d’environnement, Santé et Sécurité pour l’exploitation minière.

•	Lignes Directrices de l’Organisation Mondiale de la Sante, relatives à la qualité de l’eau potable.

20.2	Étude d’impact environnemental et social

Une analyse sommaire de l’état initial environnemental et social du permis d’exploration a été réalisée en 2013 par TROPICA Environmental Consultants et a été complété pendant l’étude préliminaire par des investigations de terrain.

Afin de se conformer à ces exigences légales et réglementaires ainsi qu’aux lignes directrices du Groupe de la Banque mondiale, un processus d’étude d’impact environnemental et social a été lancé en juin 2015 pour le projet Boto. Le mandat de réalisation de l’étude d’impact a été confié à la firme canadienne Roche (depuis devenue Norda Stelo). Afin de respecter les exigences de l’État sénégalais, Roche s’est associé avec le cabinet d’étude sénégalais Synergie Environnement pour réaliser l’étude.

Afin de bien comprendre le contexte d’insertion du projet, tant au niveau humain, physique que biologique, des études environnementales de base portant sur les conditions socio sanitaires, sur la santé publique, sur la faune, la flore et la biodiversité, sur la qualité des eaux de surface et des eaux souterraines, sur le régime hydrologique et sur le patrimoine culturel ont été réalisées en 2015 et au cours du premier semestre de 2016. Des études de caractérisation géochimique des résidus miniers et des stériles ont également été réalisées au cours de cette période.

Le processus amont de consultation publique a eu lieu en 2015 et une enquête publique a été menée en mai et juin 2016 à la demande du Gouverneur de la région de Kédougou.

Le rapport complet d’étude d’impact environnementale et sociale (EIES), incluant le PGES et le cadre conceptuel de fermeture et de réhabilitation a été déposé aux autorités en octobre 2016, et ce, sur la base du projet tel que conçu dans le cadre de l’étude de préfaisabilité originale. La procédure aval de consultation publique doit avoir lieu une fois que les autorités de la DEEC auront validé le rapport d’EIES.

Les faits saillants des études environnementales de base ainsi que de l’étude d’impact sont présentés dans les sections qui suivent. Le rapport complet d’EIES contient des informations plus détaillées. Il convient de préciser que les informations présentées dans les sections suivantes proviennent de l’EIES déposée en 2016. Une mise à jour de l’EIES est en cours, sur la base de l’optimisation apportée au projet en 2017. Il n’est pas anticipé que la nouvelle version de l’EIES comporte des changements majeurs, l’optimisation ayant d’une manière générale apporté au projet des modifications favorables d’un point de vue environnemental et social.

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20.2.1	Environnement physique

Paysage

Dans la zone du permis de Boto, le paysage se distingue par des variations d’altitude de moins 100 m à plus de 250 m, ce qui contraste avec le modelé plat et peu élevé du reste du pays où les altitudes dépassent rarement 50 m dans les bas plateaux, plaines et vallées alluviales du bassin sédimentaire. On distingue quatre grandes entités paysagères que sont les collines, les plateaux cuirassés, les plaines et les berges des cours d’eau.

Chacune de ces entités est caractérisée par un type de couvert végétal, une occupation ou des activités humaines qui lui sont spécifiques. Les collines sont peuplées d’arbustes avec une présence humaine qui y est assez discrète tandis que les berges de cours d’eau qui sont fortement boisées restent des corridors biologiques et des lieux de biodiversité majeure avec d’importantes activités humaines. Les plaines sont les endroits de prédilection pour l’habitat. Les plateaux cuirassés abritent souvent une végétation de type savane herbeuse utilisée comme pâturage.

Collines dans la zone du permis

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Paysage de berges de cours d’eau

Berges de cours d’eau pérenne (Boféto)                                              Berges de cours d’eau temporaire

Paysages de plaine et plateau

Vue de la plaine du haut des collines                                                              Vue du village de Boféto

Climat

Les données climatiques pour le site minier Boto proviennent de la station météorologique la plus rapprochée, soit celle de Kédougou. Pour les besoins de l’étude, IAMGOLD a acquis les données les plus récentes de l’Agence Nationale de l’Aviation Civile et Météorologique (ANACIM) sur la période de 1985 à 2014. Ces données proviennent de la station de Kédougou. Le climat de la région de Kédougou qui abrite la zone du projet est de type Soudano-guinéen. Ce dernier est situé entre 7° et 12° de latitude Nord et constitue une zone de transition vers le climat tropical guinéen subhumide. Le climat de la zone de Boto est caractérisé par un contraste

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saisonnier (saison humide de quatre mois et saison sèche de huit mois) renforcé par une touche continentale dont les effets sont perceptibles en fin de saison sèche. Pour avoir des données climatiques propres au site du projet, une station météorologique de dernière génération a été installée au printemps 2016 ce qui permet d’avoir des données en temps réel du site.

Température

L’analyse des courbes de variation des moyennes mensuelles thermiques, pour la période 1968-2014, fait ressortir que les températures sont minimales à la fin et au début de l’année et augmentent progressivement au cours de celle-ci. Ainsi, on note une baisse relative de la température aux mois de juillet, août et septembre alors que celles les plus élevées sont observées aux mois d’avril et de mai comme le démontre la figure ci-dessous.

Figure 20.2            Régime thermique à la station météorologique de Kédougou (1968-2014)

La moyenne annuelle de la température à Kédougou est de 28,4°C et l’amplitude thermique annuelle moyenne est de 14°C. Les écarts diurnes varient entre 14°C (avril) et 17°C (décembre). Les extrêmes thermiques connus à Kédougou durant la période 1978-2007 sont 41,4°C (avril 2007) et 14,6°C (décembre 2002).

Humidité relative

L’humidité relative est le rapport entre la quantité de vapeur d’eau dans l’air et la capacité d’absorption de l’air à une température donnée. Elle varie en fonction des saisons. Pendant la période pluvieuse (juin à octobre), elle subit l’influence de la mousson, tandis qu’en saison non pluvieuse, elle est affectée par l’alizé continental.

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Dans la région étudiée, l’humidité relative moyenne annuelle est maximale en août (81%) et minimale en février (29,1%). L’humidité relative maximale atteint ses plus fortes valeurs en septembre (97,5%) et ses plus faibles en février (44,9%). Quant à l’humidité relative minimale, elle varie de 64 % en août à 13,4% en février.

Figure 20.3            Évolution de l’humidité relative (%) mensuelle de la région de Kédougou (1978-2007)

Vents

Le régime des vents est caractérisé par une variation saisonnière des directions dominantes avec des vents de l’Est ou harmattan, qui souffle pratiquement toute l’année et l’alizé maritime venant de l’Ouest (décembre, janvier). Leur vitesse dépasse rarement 3 m/s. Mais, ils peuvent atteindre des vitesses de 3,3 m/s en mai et 2,8 m/s en juin pour diminuer jusqu’à 1,5 m/s en août.

L’harmattan se fait sentir dans cette zone à partir du mois de février. En mai-juin, il entre en conflit avec la mousson du golfe de Guinée qui apporte l’humidité. C’est l’époque des tornades orageuses, puis la saison des pluies jusqu’en octobre. En novembre, la mousson se retire, laissant la place aux vents d’Ouest (alizé maritime).

Insolation

L’insolation est le facteur qui influence directement la température. Dans la région étudiée, sur la période de 1968 à 2005, l’insolation moyenne est maximale pendant les mois d’avril (9,1 h/j) et mai (8,3 h/j) et diminue pour passer par un minimum de 6,2 h/j en août, 6,7 h/j en juillet et 7,0 h/j en septembre. La moyenne mensuelle ne dépasse guère 10 h, surtout pendant la saison sèche.

Évaporation

L’évaporation est fonction de la température, de l’insolation, de la vitesse du vent et de l’humidité relative. Elle augmente avec la température, l’insolation et la vitesse du vent alors qu’elle varie en raison inverse de l’humidité relative. À Kédougou, sur la période de 1985 à 2014, la quantité d’eau moyenne mensuelle évaporée

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suit une variation similaire à l’insolation et à la température. Elle est maximale au mois de mars avec 307 mm et minimale au mois de septembre avec 49 mm. La moyenne annuelle calculée durant cette période est de 2 089 mm. Il semble y avoir une faible augmentation de l’évaporation entre les périodes 1968-2005 et 1985-2014. Ceci pourrait être en partie attribuable à l’augmentation des températures observées au cours des dernières années.

Pluviométrie

La pluviométrie de la région qui abrite le permis est caractéristique de la zone soudanienne avec un régime d’une succession de deux saisons: une saison humide de juin à septembre-octobre et une saison sèche non pluvieuse de novembre à avril. Les pluies ne sont constatées que pendant cinq à six mois (mai à septembre ou octobre) et peuvent aller jusqu’en novembre si la saison est tardive. Les hauteurs annuelles des pluies varient de 600 mm à 1 900 mm. La moyenne pluviométrique calculée pour la période 1923-2006 est de 1 247 mm, alors que celle calculée pour la période 1985-2014 est de 1 191 mm. Le maximum pluviométrique a été observé en 2006 (1 966 mm) et le minimum en 2007 (685 mm). Il semble y avoir une baisse des précipitations annuelles moyennes entre les périodes 1923-2006 et 1985-2014. Cette diminution est principalement observée pour les mois de juin et d’octobre. Toutefois, la pluviométrie se caractérise par une grande variabilité interannuelle, car le cumul moyen annuel peut être déficitaire de plus de 400 mm (années 1990, 1992 et 2007) ou excédentaire de près de 950 mm (année 1954).

Figure 20.4            Régime pluviométrique unimodal à la station de Kédougou (1930-2014)

Hydrologie de surface

Le périmètre d’exploration de Boto est situé dans le bassin versant de la Falémé, affluent du fleuve Sénégal et cours d’eau le plus important de la zone. Cette rivière pérenne dont le régime hydrologique est étroitement lié au régime pluviométrique constitue une frontière naturelle entre la Guinée, le Mali et le Sénégal.

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La rivière draine un bassin versant qui s’étire entre les latitudes (12°11 N et 14°27 N) et les longitudes (11°10 W et 12°13 W) et couvre une superficie de 28 900 km² à Kidira, répartie entre le Mali (47,8%), la Guinée (12,5%) et le Sénégal (39,7%). La partie sénégalaise du bassin est centrée sur les départements de Bakel et de Saraya, situés respectivement dans les régions de Tambacounda et Kédougou. La longueur totale du fleuve est de 650 km.

Le régime hydrologique de la Falémé combine une période de montée des eaux qui survient pendant la période pluvieuse et une période de descente des eaux pendant la période non pluvieuse. La phase de montée dure quatre mois (mai à août) dont trois mois de hautes eaux (juillet, août, septembre). Le maximum hydrologique intervient en septembre et il est décalé par rapport au maximum pluviométrique situé en août. Ce décalage d’un mois s’explique par les délais de rétention capillaire et d’organisation du ruissellement. La période de descente des eaux commence à partir du mois de septembre et se poursuit jusqu’en mai qui correspond au début de la saison pluvieuse sur le bassin.

La Falémé est essentiellement alimentée par les eaux de pluie et son écoulement se caractérise par sa grande irrégularité et sa grande variabilité interannuelle. Un écoulement est généralement observé tout au long de l’année. Le tableau ici-bas présente le débit de la Falémé pour trois stations hydrométriques situées sur la rivière selon les récurrences d’années sèches et humides. Il est à noter que la station de Fadougou est située directement en aval du lieu où il est prévu effectuer le prélèvement d’eau fraîche pour alimenter le site minier.

Tableau 20.1	Fréquence des débits de la rivière Falémé aux stations hydrométriques de Kidira, de Gourbassi et de Fadougou (m3/sec)

	Récurrences séches					Médiane	Récurrences humides
Fréquence	0,01	0,02	0,05	0,1	0,2	0,5	0,8	0,9	0,95	0,98	0,99
Recurrence (ans)	100	50	20	10	5	2	5	10	20	50	100
Station de Kidira	33,1	35,6	42,8	54,6	78,9	168,9	332,4	451,2	567,3	717,7	829,7
Station de Gourbassi	17,9	21,6	29,4	39,0	54,3	94,1	145,6	176,2	203,0	234,6	256,5
Station de Fadougou	13,5	15,7	20,6	26,9	37,2	65,7	104,6	128,4	149,6	175,0	192,7

Le principal affluent de la Falémé dans la zone est la rivière Balinko en provenance de la Guinée et servant de frontière naturelle avec le Mali dont la partie Est du permis au niveau de Guémédji.

On trouve également un autre affluent dans la partie nord du permis, le Koila Kobé que l’on traverse au niveau du pont de Boféto et qui est une rivière non pérenne qui prend sa source en Guinée.

D’autres cours d’eau non pérennes et moins importants sont le Sondogna, le Kiriboung et le Boto qui sont également des affluents de la Falémé.

Les ressources en eau de surface dans la zone du projet sont principalement utilisées pour la satisfaction des besoins domestiques des populations locales. Il s’agit principalement de la consommation des populations et du

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bétail, de la lessive et de la baignade. De plus, les ressources en eau de surface sont aussi utilisées par les populations locales pour le lavage de la terre collectée au niveau des sites d’orpaillage.

Deux campagnes d’échantillonnage (juin 2015 et février 2016) ont été réalisées pour établir l’état actuel de la qualité des eaux de surface. D’une manière générale, les eaux de surface sont de mauvaise qualité en raison de la présence généralisée de coliformes fécaux et totaux. Par contre, les paramètres chimiques tels que les cyanures et les métaux lourds sont généralement présents dans des concentrations faibles ou non détectables.

Hydrogéologie

La zone du permis se trouve dans le bassin hydrogéologique de la Falémé, les ressources en eau souterraine dépendent des formations en place, de leur altération, des accidents tectoniques tels que les failles et de leurs conditions d’alimentation qui sont tributaires du climat. Deux types de formations aquifères se distinguent: les nappes superficielles contenues d’une part dans les nappes colluvioalluviales perchées et d‘autre part dans les altérites argileuses ou sableuses, et les nappes profondes de la zone fissurée ou faillée du substratum cristallin ou cristallophyllien.

Les eaux souterraines sont utilisées par les populations locales pour la satisfaction des besoins domestiques à partir des quelques puits et forages existants.

Une série de piézomètres a été mise en place dans le secteur de Boto au droit des futures installations minières pour établir la qualité des eaux souterraines avant la réalisation du projet. Ces piézomètres seront utilisés pour faire le suivi de la qualité de la nappe en fonction de la sensibilité de chaque type de nappe souterraine.

Deux campagnes d’échantillonnage ont été réalisées en 2015 et 2016 pour obtenir des données relatives à la qualité des eaux souterraines avant la réalisation du projet. En général, les eaux souterraines sont de piètre qualité, car contaminées par des coliformes et des streptocoques dans la plupart des échantillons d’eau souterraine à l’exception de quelques points. L’arsenic a été détecté dans dix-sept échantillons de la 1re campagne, mais seul un échantillon dépassait la norme de l’OMS (0,02 mg/l). Dans la 2e campagne, les pH des puits traditionnels dépassaient les normes, seuls les forages respectaient la norme à l’exception d’un seul.

20.2.2	Environnement biologique

Flore

Les formations végétales existantes sont variables en fonction des unités topographiques. Ainsi, on retrouve une savane arborée, voire herbeuse, sur les plateaux cuirassés, la forêt sèche et la savane boisée sur les collines. Sur les versants biotopes plus étendus se développent des savanes boisées et des forêts claires tandis que les thalwegs abritent des galeries forestières qui dessinent une arborescence calquée sur le chevelu hydrographique.

Deux principales strates sont distinguées: le tapis herbacé constitué des espèces Adropogon pseudapricus et A. gayanus et caractérisé par sa vulnérabilité aux feux de brousse et le peuplement ligneux comprenant des espèces soudaniennes et soudano-sahéliennes.

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Les récentes études dans le secteur de Boto font état de 205 espèces végétales inventoriées, dont 80 espèces ligneuses et 125 espèces herbacées. En plus de la diversité écosystémique, on note également une diversité intra spécifique. Le taux de couverture végétale est important puisque la densité moyenne est de 446 individus à l’hectare, cependant il n’est pas homogène puisqu’il varie entre 266 et 136 individus à l’hectare. Les formations végétales sont ainsi représentées principalement par la savane arbustive à boisées (74,1%) et la savane herbeuse (13,5%). La forêt-galerie et la forêt claire occupent respectivement 5,2% et 3,6% de la superficie totale de la zone d’étude.

Parmi les espèces identifiées, onze sont menacées, neuf sont partiellement protégées et trois sont intégralement protégées selon la législation nationale.

Quelques habitats à potentiel écologique ont aussi été identifiés dans le cadre de l’EIES. Ce sont:

•	Les berges limoneuses des cours d’eau marquées par la présence d’espèces menacées et rares telles que Borassus aethiopum, Celtis toka, Cola laurifoli, Diospyros mespilifomis, Saba senegalensis.

•	Les bambousaies qui sont des habitats particuliers d’une espèce menacée de disparition de la flore du Sénégal Oxytenanthera abyssinica.

•	La forêt claire à Holarrhena floribunda.

•	Les savanes boisées de plaines dépressionnaires à Acalypha senensis.

•	Les savanes arbustives à bowal pouvant abriter Lepidagathis capitiliformis, Indigofera leptoclada et Ozoroa pulcherrima.

Les forêts-galeries avec la présence d’espèces menacées ou rares telles que Cassia sieberiana, Diospyros mespiliformis, Khaya senegalensis, Saba senegalensis et Pavetta cinereifolia ces ressources forestières sont exploitées, par les communautés locales notamment, pour différents usages: alimentation (fruits comestibles, usage culinaire), médication, construction, source d’énergie, etc.

Concernant les aires protégées, le permis se localise en partie dans la Zone d’Intérêt Cynégétique (ZIC) de la Falémé. Il occupe en fait 177,5 ha de cette ZIC qui a une superficie totale de 1 360 000 ha. Dans une ZIC, la faune bénéficie d’une protection partielle pour sa valorisation, cependant certaines espèces ont des statuts particuliers (protection intégrale, partielle, endémique, etc.). Le permis est par ailleurs situé à plus de 100 km du sud-ouest du Parc National du Niokolo Koba (PNNK).

Les Figure 20.5 et Figure 20.6 présentent les diverses formations végétales et les lieux où les espèces végétales à statut ont été recensées dans la zone d’étude.

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Figure 20.5            Formations végétales

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Figure 20.6            Lieux où des espèces végétales à statut ont été recensées

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Faune

La diversité de biotope ou d’habitats que recèle la zone influe sur la diversité de la faune. Cette faune, plus particulièrement les mammifères, a connu une récession ces dernières décennies du fait de plusieurs facteurs naturels ou humains dont les changements climatiques, l’augmentation de la population rurale, la pratique du braconnage, les activités perturbatrices dont celles liées à l’orpaillage.

Diverses menaces et contraintes pèsent sur la faune sauvage, les plus importantes sont les activités d’orpaillage qui se développent graduellement dans la région de Kédougou, notamment à proximité du gisement de Boto 5, à Fadougou, à Guémédji et à Diakha-Sénégal, le système agraire forestier dans lequel de nouvelles terres sont défrichées progressivement, les coupes d’arbres opérées dans l’exploitation des ressources forestières, les feux de brousse, la transhumance, le tarissement précoce des mares et le braconnage.

Les derniers inventaires de juillet et de novembre 2015 ont permis de repérer quatre espèces de reptiles soit une espèce de couleuvre (Psammophis sp.), le scinque à flancs roux (Trachylepis (Mabuya) perrotetii), la tortue sillonnée (Centrochelys (Geochelone) sulcata) et le varan du Nil (Varanus niloticus).

Le nombre d’espèces d’oiseaux recensées au Sénégal varie en fonction des sources consultées. Selon Bird Life international (2016), 548 espèces d’oiseaux seraient présentes au Sénégal dont 135 espèces sont des oiseaux aquatiques. Les espèces migratrices, c’est-à-dire celles qui montrent des mouvements saisonniers de populations, comptent pour 44 % des espèces aviaires observées au Sénégal, soit 242 espèces (Bird Life International, 2016). Plus de la moitié de ces dernières sont d’origine paléarctique et migrent vers le Sénégal pendant l’hiver septentrional (Coulthard, 2001).

Seize espèces d’oiseaux présentes au Sénégal sont reconnues comme étant internationalement en danger critique d’extinction, en danger ou vulnérables par l’Union internationale pour la conservation de la nature (UICN, 2016). À celles-ci s’ajoutent 17 autres espèces qui sont considérées comme étant quasi menacées par l’UICN (2016). Selon leur aire de répartition connue, treize de ces espèces pourraient être observées dans la zone d’étude du projet Boto. De celles-ci, neuf sont des résidentes de la région et trois sont des espèces paléarctiques hivernant en Afrique. Le faucon kobez est une espèce paléarctique qui pourrait être observée pendant sa migration vers l’Afrique australe.

Un total de 38 espèces de poissons appartenant à 12 familles ont été inventoriées au cours des deux campagnes de pêche expérimentale effectuées dans la zone d’étude par Norda Stelo & Synergie en juillet 2015 (période de crue) et en décembre 2015 (période de décrue). Les familles les plus riches en espèces sont les Mochokidae (9 espèces) correspondant à près de 25% de l’effectif total des espèces capturées, suivies par les Cichlidae (5 espèces), les Claroteidae (5 espèces), les Cyprinidae (5 espèces), les Alestidae (5 espèces) et les Mormyridae (3 espèces). Les autres familles sont représentées par une ou deux espèces. À titre comparatif, dans le cadre d’une étude effectuée en 2011 dans la zone de permis de Boto, un total de vingt espèces ont été récoltées dans la Falémé et le Koïla Kabé (Tropica, 2013). Les Cichlidae étaient les plus représentés avec quatre espèces, suivis des Alestidae avec trois espèces. Le nombre d’espèces de poissons capturés a été plus élevé au cours de la 2e campagne de pêche avec trente espèces appartenant à 11 familles, contre 22 espèces réparties dans dix familles pour la première campagne de juillet 2015.

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La composition des communautés ichthyennes diffère sensiblement entre les deux saisons d’inventaire. Sur les 38 espèces de poissons inventoriées au total pour les deux inventaires, moins de la moitié, soit 14 espèces, sont communes aux deux campagnes. En combinant les résultats de pêche obtenus pour les deux saisons, on note que les communautés de poissons sont plus riches dans les rivières Falémé (24 espèces) et Balinko (23 espèces) que dans la Koila Kabé (13 espèces). Les communautés des trois rivières sont de plus relativement diversifiées avec seulement neuf espèces communes sur un total de 38 espèces répertoriées. Finalement, les communautés des rivières Falémé et Balinko sont celles présentant le plus de similarité avec 16 espèces de poissons en commun.

Selon l’UICN (2016), le Sénégal compterait 187 espèces de mammifères, incluant les mammifères marins (baleines, dauphins, lamantins). De ces espèces, une est éteinte dans la nature (oryx de Libye), une est en danger critique d’extinction (gazelle dama), quatre sont en danger, 12 sont vulnérables et cinq sont quasi menacées en vertu de la Liste Rouge de l’UICN. En fonction de leur aire de répartition connue (UICN, 2016), les espèces suivantes possédant un statut particulier sur la Liste Rouge de l’UICN pourraient fréquenter la zone d’étude du projet Boto, soit le chimpanzé qui est en danger et le lion d’Afrique qui est vulnérable, ainsi que le léopard, la loutre à joues blanches et le babouin de Guinée qui sont quasi menacés.

20.2.3	Environnement humain

La Communauté rurale de Madina Baffé où se trouve le permis occupe une superficie de 965,8 km2 avec une population comptant près de 6 800 habitants en 2013, soit une densité démographique moyenne d’environ sept habitants au km².

Dans la zone du permis, on dénombre deux grands villages et six hameaux dont la population totale est de plus de 3 000 habitants, soit près de 50% de la population de la Communauté rurale. Les trois principaux villages sont Guémédji, Noumoufoukha et Madina Baffé. De nombreux autres villages et hameaux sont situés à proximité de la zone de projet ou de la route d’accès qui reliera Boto à la ville de Saraya. La Figure 20.7 ci-joint présente la localisation des villages et hameaux dans la zone.

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Figure 20.7            Carte présentant la localisation des villages et hameaux de la zone de Boto

La population présente dans la zone du projet est relativement jeune et est composée à 98 % de musulmans; les ethnies majoritaires sont respectivement les Dialonké et les Diakhanké. Le peuplement des villages et hameaux s’est fait à partir de déplacements de populations à la recherche de terres fertiles.

Les établissements humains sont très dispersés répondant certainement à une logique de proximité des terres fertiles. L’habitat est dominé par des cases construites avec du banco, du bambou et de la paille.

L’agriculture est la principale activité socioéconomique, suivie de l’orpaillage, de l’élevage qui a manifestement connu un déclin du fait des vols de bétail et de la survenue récurrente de pathologies animales et la pêche qui se pratique timidement sur la Falémé ou le Koila Kobé. L’agriculture est du type subsistance et assure à peine l’autosuffisance du fait de contraintes en rapport avec son caractère rudimentaire, le manque d’intrants et son délaissement au profit de l’orpaillage qui n’assure malheureusement pas de gains pouvant compenser le manque à gagner agricole.

Sur le plan sanitaire, le paludisme, les pneumopathies et diarrhées infectieuses et la malnutrition sont les pathologies prédominantes et apparaissent de manière saisonnière. La principale structure de santé est le poste

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de santé de Madina Baffé qui est confronté à certaines difficultés en saison des pluies de par son isolement. À cela s’ajoutent des difficultés dans la mobilité des communautés dont l’accès à la structure est entravé particulièrement pendant la saison des pluies.

Concernant l’éducation, la multitude des abris provisoires et/ou de classes multigradées, l’insuffisance des équipements, le manque d’infrastructures d’accompagnement comme les toilettes et l’adduction d’eau, la difficulté d’accès aux fournitures scolaires, du fait de la pauvreté sont autant de facteurs qui entravent la scolarisation dans la zone.

Au sujet de l’accès à l’eau potable, trois villages de la zone (Noumoufoukha, Guémédji et Boféto) disposent de cinq forages. Ainsi les puits traditionnels et les marigots et rivières sont les sources d’eau les plus sollicitées.

Il faut souligner que la zone, de par sa situation géographique (frontières avec la Guinée et le Mali) et l’existence des sites d’orpaillage, qui sont des lieux de convergence d’étrangers provenant de la région ou des pays frontaliers, fait face à une situation d’insécurité notoire et qui ne cesse de s’accentuer.

Le projet minier de Boto est localisé à proximité du village de Guémédji et de son hameau de Kouloumindé. Le village de Guémédji est l’un des plus grands villages officiels de la Communauté rurale (CR) de Madina Baffé. Créé il y a environ deux siècles, il a la particularité d’être le village le plus oriental de sa circonscription administrative. Guémédji compte cinq hameaux à savoir: Kouloumindé, Diakha-Guémédji (communément appelé Diakha-Sénégal), Fadougou, Fandiandia et Botokhoto-Guémédji. La population de Guémédji était estimée à 1 700 habitants en 2015.

Le hameau de Kouloumindé créé vers les années 2000 en raison de la présence de pâturages et de terres cultivables, est l’un des trois gros hameaux du village de Guémédji. Il est situé à environ 4 km au Sud-Ouest de ce dernier, sur un site coincé entre la chaîne de collines formant la frontière avec la Guinée à l’Ouest et au Sud, le plateau cuirassé à l’Est, un site d’orpaillage et la forêt située au Nord. Selon les données recensées dans le cadre de l’EIES, la population de Kouloumindé était estimée à 272 habitants en 2014.

Figure 20.8            Village de Guémédji

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Orpaillage

L’orpaillage, une activité génératrice de revenus, est omniprésent sur le permis Boto. Une étude spécifique sur la situation de l’orpaillage a été réalisée dans le cadre de l’EIES. Les principaux sites présentement fréquentés par les orpailleurs sont le gisement Boto 5, Fadougou et Diakha-Sénégal. Une intense activité de traitement du minerai récolté par les orpailleurs a lieu en bordure de la rivière Balinko, dans le village de Guémédji. Une ébauche de plan d’engagement des orpailleurs a été développée dans le cadre de l’EIES. Pour des raisons de sécurité, les activités d’orpaillage ayant présentement cours à Boto 5 devront cesser.

Archéologie et héritage culturel

La zone du permis s’insère parfaitement dans l’ensemble culturel du Sénégal Oriental qui a donné l’une des plus anciennes industries de pierre au Sénégal.

Pour l’essentiel, les populations des villages dans le secteur de Koudékourou viennent surtout de la Guinée, exception faite des habitants de Boféto qui seraient originaires de Bétékhill, village du Mali et, ceux de Samécouta. La plupart des villages soutiennent que leur fondateur aurait quitté son pays ou terroir d’origine pour échapper aux conflits (Madina Baffé, Noumoufoukha), aux représailles qui pourraient résulter de la perte du pouvoir ou aux impôts (Saroudia). Cependant, d’autres villages indiquent que leur fondateur serait arrivé dans leur terroir actuel à la recherche de terres plus fertiles (Boféto, Babouya).

Des sites sacrés comprenant des cimetières, des arbres sacrés, des abris sous roche, et des roches ont été inventoriés. La presque totalité des villages ont des mosquées, mais, en dehors de Saroudia, village de marabouts qui semble bien doté, celles des autres villages sont construites en bambou.

Les sites archéologiques et trouvailles isolées répertoriés dans la zone montrent une culture matérielle très variable et comprenant notamment des industries lithiques et de la poterie qui dominent largement dans les assemblages. Des meules et des molettes collectées sur plusieurs sites renvoient à des activités ayant trait au traitement des graines, des feuilles, etc., à usage alimentaire ou médicinal.

Une revue littéraire du potentiel archéologique a été faite dans le cadre de l’actuelle étude d’impact environnementale et sociale en cours. De concert avec les autorités concernées, il sera décidé si une fouille est nécessaire sur le terrain avant le début des activités.

20.3	Géochimie des stériles et des résidus miniers

Résidus miniers

Au total, 43 échantillons de résidus miniers générés par les essais métallurgiques ont été soumis au programme de caractérisation chimique en 2016. Les analyses ont été réalisées au laboratoire SGS à Lakefield au Canada. Trois échantillons composites ont également été préparés pour analyse.

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Le programme analytique était le suivant:

•	Digestion partielle – Aqua regia – Analyse du contenu environnementalement disponible (43).

•	Potentiel de génération d’acide – Modified Acid Base Accounting (43).

•	Essais de lixiviation statique – Shake Flask Extraction (43).

•	Essais de lixiviation cinétique – cellules humides – ASTM D5744 (3).

•	Eau de procédé – Solution Assay Variability (43).

•	Essais de vieillissement – Aging test (3).

Le potentiel de génération d’acide des résidus a été discuté à la Section 13. Selon l’analyse du contenu environnementalement disponible (méthode Aqua regia), les principaux constituants des résidus miniers sont le fer, le calcium, le magnésium, l’aluminium et le potassium. Le contenu en métaux lourds des résidus est généralement faible, les teneurs en chrome, nickel, cuivre, zinc et cobalt étant inférieures à 99 mg/kg.

Les essais de lixiviation statique (méthode Shake Flask) indiquent que le pH des eaux de lixiviation est en moyenne de 9,7 et que toutes les concentrations en métaux lourds sont conformes aux normes sénégalaises et aux critères de la SFI.

Les essais de lixiviation cinétique (méthode des cellules humides) indiquent que le pH des eaux de lixiviation est demeuré supérieur à 7,0 durant les 20 semaines qu’ont duré les essais. La concentration de nickel était supérieure au critère applicable de la SFI durant la première semaine. Ce fut également le cas pour les teneurs en cuivre au cours des trois premières semaines. Ces concentrations sont devenues conformes aux critères pour les semaines suivantes. Aucun autre élément n’a présenté de problème de conformité avec les normes sénégalaises et les critères de la SFI.

L’analyse des eaux de procédé a permis de déterminer qu’elles contiendront des teneurs en cuivre, en nickel et zinc supérieures aux critères de la SFI. De même, la concentration en cyanures totaux demeure élevée (368 mg/L). Par contre, l’essai de vieillissement a permis de constater que la concentration de cyanures a été réduite de 75% durant les 56 jours de l’essai.

Stériles

Au total, 31 échantillons de stériles ont été soumis au programme de caractérisation chimique. Les analyses ont été réalisées au laboratoire SGS à Lakefield au Canada. La provenance des échantillons est la suivante:

•	Gisement Malikoundi – 19.

•	Gisement Boto 5 – 7.

•	Gisement Boto 6 – 5.

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Quatre échantillons composites ont également été préparés pour représenter la portion de surface et la partie profonde des gisements Malikoundi (2) et Boto 5 (2). Le programme analytique était le suivant:

•	Digestion partielle – Aqua regia – Analyse du contenu environnementalement disponible (31).

•	Potentiel de génération d’acide – Modified Acid Base Accounting (31).

•	Essai de lixiviation statique – Shake Flask Extraction (31).

•	Essai de lixiviation cinétique – cellules humides – ASTM D5744 (4).

Résultats pour le gisement de Malikoundi

Les stériles qui seront issus du gisement Malikoundi ont un contenu environnementalement disponible principalement composé de fer, de calcium, de magnésium, d’aluminium, de potassium et de silice. Le contenu en métaux lourds est généralement faible, les teneurs de chrome, nickel, cuivre et zinc étant inférieures à 95 mg/kg. D’une manière générale, les stériles de Malikoundi ne présentent pas de potentiel de génération d’acide significatif. Leur contenu moyen en sulfures est de 0,19%. Le ratio moyen du potentiel de neutralisation (PN) vs potentiel d’acidification (PA) moyen est de 19,2. Les essais de lixiviation statique et cinétique tendent également à démontrer l’absence de potentiel significatif de génération d’acide. Les essais réalisés tendent à démontrer que les eaux de lixiviation issues des stériles seront conformes aux normes sénégalaises et aux critères de la SFI.

Résultats pour le gisement Boto 5

Les stériles qui seront issus du gisement Boto 5 ont un contenu environnementalement disponible principalement composé de fer, d’aluminium et de silice. Le contenu en métaux lourds est généralement faible, les teneurs de chrome, nickel, cuivre et zinc étant inférieures à 88 mg/kg. D’une manière générale, les stériles de Boto 5 présentent un potentiel de génération d’acide. Leur contenu moyen en sulfures est de 0,72%. Le ratio moyen du potentiel de neutralisation (PN) vs potentiel d’acidification (PA) est de 0,05. Les essais de lixiviation statique indiquent que les eaux de lixiviation provenant des stériles de Boto 5 pourraient contenir des concentrations de cuivre, nickel et zinc supérieures aux critères de la SFI. Par contre, les essais cinétiques réalisés sur le composite constitué des échantillons provenant de la surface du gisement Boto 5 génèrent des eaux conformes aux normes et critères dès la deuxième semaine d’essai. Les mêmes essais réalisés sur le composite constitué des zones profondes du gisement démontrent qu’il faut quinze semaines avant de générer un lixiviat conforme. Après 80 semaines d’essai, le pH des eaux de lixiviation demeure légèrement inférieur à 6,0 pour ce composite.

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20.4	Impacts potentiels du projet et mesures d’atténuation

L’EIES a permis d’identifier les principaux impacts potentiels ainsi que les bénéfices que pourrait avoir le projet sur l’environnement et le milieu social. Les principaux impacts négatifs potentiels sont les suivants:

•

Réduction de la surface des terres pouvant être utilisées par la communauté à des fins d’agriculture, d’élevage, de maraîchage et autres usages, causés par l’occupation des terres par les infrastructures et les diverses composantes du projet.

•	Diminution potentielle du débit de la rivière Falémé en raison du prélèvement d’eau fraîche dans ce cours d’eau.

•

Relocalisation potentielle d’habitations et perte de terres cultivées pour construire certaines infrastructures et pour établir un rayon de sécurité autour des composantes représentant un risque pour la population.

•	Perturbation d’habitats floristiques et fauniques par les activités de construction et les opérations minières.

•

Modification du régime hydrologique et hydrogéologique du secteur en raison de l’occupation des terres par les infrastructures et composantes du projet, de l’aménagement de fossés et canaux de drainage, de l’aménagement de bassins de stockage d’eau, de l’excavation et du dénoyage des fosses à ciel ouvert, etc.

•	Augmentation du niveau de bruit ambiant occasionné par les activités de sautage et de manutention du minerai et des stériles ainsi que par les équipements utilisés dans le secteur industriel.

•

Perturbation de la qualité de l’air ambiant causée par la manutention de matériaux meubles, de minerai et de stériles, l’exploitation de la centrale thermique et de l’usine de traitement du minerai, etc.

•

Perturbation de la qualité des eaux de surface et des eaux souterraines en raison du déboisement exposant des sols à l’érosion, du rejet potentiel d’eaux contaminées par l’usine de traitement des eaux usées septiques, les haldes à stériles et le parc à résidus miniers, de déversements potentiels de matières dangereuses ou produits pétroliers, etc.

•

Pression accrue sur les services déjà limités au niveau de la santé, de l’éducation, de l’approvisionnement en eau et en nourriture, hausse potentielle du taux de criminalité et de l’incidence de maladies transmissibles, causé par l’influx de migrants, notamment transfrontaliers du Mali et de la Guinée, en quête d’opportunités d’emploi et économique dans le secteur.

En contrepartie, le projet Boto apportera plusieurs bénéfices pour l’État sénégalais et les communautés dans la région de Kédougou et de Saraya. En effet, l’exploitation de la mine entraînera des recettes importantes pour le Trésor sénégalais, créera des centaines d’emplois directs et indirects, offrira des opportunités d’affaire pour les prestataires de service et les fournisseurs sénégalais, offrira des perspectives de développement professionnel et de formation aux populations locales. Par ailleurs, le projet contribuera au développement des communautés

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locales par le biais de son Programme de support au développement, dont les grandes lignes sont présentées ici-bas.

20.4.1	Mesures d’atténuation

La vision Zéro Incident d’IAMGOLD guide toutes les exploitations et activités de la société. Elle représente l’engagement de la société a constamment s’efforcer à atteindre les normes les plus élevées en santé et sécurité, à réduire au minimum l’impact environnemental et à travailler en coopération avec les communautés hôtes.

La vision Zéro Incident est non seulement un engagement corporatif, mais c’est également sur cette vision que repose le développement du projet Boto et la conception de ses diverses composantes. Ainsi, le projet Boto a été développé le projet de façon à

•	Favoriser une cohabitation bénéfique, harmonieuse et respectueuse entre les communautés locales et les activités minières.

•	Respecter la réglementation nationale et internationale en matière d’environnement, de santé et de sécurité des travailleurs et de responsabilité sociale d’entreprise (RSE).

•	Protéger la sécurité et la santé des communautés.

•	Atténuer efficacement les impacts, les nuisances et les inconvénients causés par ses activités sur les communautés locales et l’environnement.

•	Réduire au minimum l’empiètement des composantes du projet sur les terres exploitées par les communautés et sur les habitats protégés ou importants.

Le projet Boto a été conçu pour réduire au minimum les impacts sur la population et l’environnement. Dans un premier temps, la distance de sécurité de 500 m prescrite par le Code de l’environnement du Sénégal sera respectée pour l’ensemble des composantes du projet. En effet, les diverses infrastructures et composantes du projet ont été positionnées de façon à être situées à plus de 500 m des cours d’eau permanents et des foyers de population. C’est notamment le cas des haldes à stériles, du parc à résidus miniers, de l’entrepôt des explosifs, de l’usine de traitement du minerai, du bassin d’eau fraîche, etc. La seule exception est la fosse Boto 5 qui est située à moins de 500 m de quelques-unes des résidences du hameau de Kouloumindé.

Pour des raisons de sécurité et de sûreté, il est par ailleurs proposé de réserver des zones tampons significatives autour des principales infrastructures qui pourraient présenter un risque pour la communauté ainsi que le bétail exploité par celle-ci. Dans le cadre de l’EIES, il est proposé aux autorités sénégalaises qu’une zone tampon d’une largeur de 500 m soit mise en place autour du parc à résidus miniers, de la zone d’entreposage des explosifs, de l’usine de traitement du minerai, des fosses à ciel ouvert et des haldes à stériles. De même, il est proposé qu’une zone tampon linéaire d’une largeur de 50 m soit prévue autour de la route de halage du minerai reliant la fosse Boto 5 à l’usine de traitement. Des mesures seront prises pour assurer la traversée sécuritaire de cette route par les membres de la communauté aux deux points où la route croise des sentiers présentement

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fréquentés par les habitants. La Figure 20.9 présente la localisation des infrastructures envisagées dans l’étude de pré-faisabilité originale et les rayons de sécurité de 500 m tracés autour d’elles.

Figure 20.9            Rayons de sécurité autour des infrastructures et composantes du projet

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Diverses mesures d’atténuation courantes ont été intégrées au projet en cours de conception. Ainsi, les aires de stockage et de manutention des produits pétroliers et des réactifs seront munies d’une capacité de rétention secondaire des déversements, les eaux de ruissellement provenant des haldes à stériles et les eaux de dénoyage des fosses seront collectées et dirigées vers des bassins de décantation pour en réduire la teneur en matières en suspension et les eaux usées septiques seront traitées par une technologie éprouvée avant leur rejet dans l’environnement.

De même, la fondation du parc à résidus sera conçue et aménagée de façon à limiter au maximum le risque que les eaux d’exfiltration du parc contaminent les eaux souterraines et les eaux de surface, et ce, soit via des moyens naturels, des mesures techniques ou une combinaison de ceux-ci. Le parc sera également conçu et exploité de façon à ce qu’il n’y ait aucun rejet d’eaux de procédé dans l’environnement, sauf en cas d’événements météorologiques extrêmes. Dans un tel cas, le déversoir d’urgence aménagé à cet effet sera en fonction pour réduire les risques de dommage et de rupture des digues du parc.

De nombreuses autres mesures d’atténuation seront mises en place. Elles sont présentées en détail dans le rapport d’EIES.

Hameau de Kouloumindé

Comme une portion du hameau de Kouloumindé est située à moins de 500 m de la fosse Boto 5, des mesures d’atténuation devront être prises pour prévenir les incidents liés à la potentielle projection de débris lors des sautages. En effet, des mesures doivent être prises pour éviter que des membres de la communauté soient blessés par des éclats de pierre. Il est estimé que durant l’exploitation de la fosse, qu’il pourrait y avoir jusqu’à trois sautages par semaine à Boto 5. Parmi les mesures d’atténuation qui pourraient être prises, on note l’évacuation des résidences du secteur de Kouloumindé situées à l’intérieur du rayon de 500 m, et ce, à chaque fois qu’un sautage est prévu. Des mesures peuvent être prises pour que la face libre du dynamitage ne soit pas dirigée vers les habitations. De même, la mise en place d’un mur de protection en remblai entre la fosse et les habitations peut être envisagée.

Par ailleurs, selon la modélisation réalisée au niveau des impacts sonores en tenant compte de la configuration prévue dans l’étude de préfaisabilité originale, le niveau de bruit perçu de nuit à Kouloumindé pourrait atteindre 50,6 dBa et ainsi excéder, la nuit, la norme sénégalaise (40 dBA de nuit) et les lignes directrices du groupe de la Banque mondiale (45 dBa de nuit). La mesure d’atténuation envisagée consiste à aménager un merlon d’une hauteur d’environ 5 m en bordure de la fosse Boto 5 ainsi qu’un merlon similaire au sommet de la halde à stériles de ce gisement. Avec cette mesure d’atténuation, le niveau de bruit de nuit estimé sera entre 40 et 45 dBa. Bien qu’il puisse encore excéder la norme sénégalaise, un tel niveau de bruit serait conforme aux lignes directrices du groupe de la Banque mondiale.

La relocalisation des habitations de Kouloumindé situées à l’intérieur du rayon de 500 m pourrait toutefois constituer la mesure d’atténuation la plus efficace, à la fois pour éliminer le risque de blessures associées aux projections, mais également réduire l’exposition aux facteurs de nuisance tels que le bruit, les vibrations et les émissions de poussières. Cette relocalisation pourrait être de nature temporaire, soit pour la durée de l’exploitation de la fosse Boto 5, présentement prévue pour une période de quatre ans, ou encore de nature permanente.

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Afin de sélectionner les mesures d’atténuation les plus appropriées, AGEM Sénégal compte engager des discussions avec les autorités concernées (ex. Gouverneur, Préfet, Sous-préfet, Maire, Chef du hameau de Kouloumindé, services techniques, etc.), et ce, afin de prendre la meilleure décision de manière concertée et collaborative. Dans le cas où la décision concertée entraine la relocalisation de certaines habitations, la stratégie de relocalisation et de compensation préparée par RePlan discutée ci-après sera mise en œuvre. Il convient toutefois de rappeler qu’il n’est techniquement pas nécessaire de procéder à la relocalisation de résidences à Kouloumindé pour aménager la fosse de Boto 5, la halde à stériles associée et la route de halage du minerai, étant donné qu’il n’y a présentement aucune résidence au droit des lieux choisis pour aménager ces composantes du projet.

20.4.2	Stratégie de relocalisation et de compensation

Bien que le projet ait été conçu pour réduire au minimum l’empiètement des infrastructures et des composantes sur des secteurs habités et des champs, sa réalisation entrainera inévitablement des impacts à ce niveau. Outre le cas du hameau de Kouloumindé discuté ci-haut, la réalisation du projet ne devrait pas entraîner d’impact sur des résidences permanentes. Par contre, quelques cases temporaires utilisées durant la période de culture sont situées au droit de la fosse Malikoundi et devront être relocalisées.

De même, des terres présentement utilisées à des fins d’agriculture, d’élevage ou de maraîchage, ou qui possèdent un bon potentiel agronomique, seront impactées par le projet. C’est notamment le cas dans le secteur de la fosse et de la halde à stériles Malikoundi et celui de l’usine de traitement du minerai.

Conformément aux exigences réglementaires sénégalaises ainsi que les lignes directrices du Groupe de la Banque mondiale, des mesures devront être prises pour atténuer les effets de ces relocalisations involontaires. Ainsi, une stratégie de relocalisation et de compensation a été développée pour le projet Boto par la firme spécialisée RePlan, qui a accompagné plusieurs promoteurs dans des programmes de relocalisation et de compensation au Sénégal.

La stratégie de relocalisation et de compensation a été présentée dans le rapport d’EIES. Avant que des relocalisations et la perturbation des terres débutent, la stratégie devra être approuvée par les autorités sénégalaises.

20.4.3	Programme de support au développement des communautés locales

Le secteur de Boto est marqué par une grande pauvreté, un isolement et enclavement lors de la saison des pluies et des services publics insuffisants. L’enquête publique réalisée en mai-juin 2016 à la demande du Gouverneur de Kédougou a permis de constater que les populations locales fondent beaucoup d’espoir sur le projet Boto et espèrent que l’avènement du projet favorisera le développement des communautés locales.

L’éventuelle réalisation du projet Boto pourrait constituer un projet structurant qui permettra à l’État d’améliorer d’une manière durable les conditions de vie des habitants. Ainsi, si le projet de construction et d’exploitation d’une mine d’or dans le secteur de Boto se concrétise, AGEM Sénégal compte apporter un support efficace aux autorités et aux communautés pour améliorer les conditions de vie dans la zone et

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accompagner le développement des communautés locales. Ce support demeurera à l’intérieur des limites financières de l’entreprise et dans le respect des mandats dévolus à l’État.

La vision stratégique d’AGEM Sénégal en matière de support au développement des communautés locales pour le projet minier Boto est la suivante:

« Guidé par des valeurs de respect, d’intégrité et de protection de l’environnement et des droits humains ainsi que par la vision Zéro Incident d’IAMGOLD, AGEM Sénégal a pour objectif de réaliser un projet minier qui sera à la fois profitable pour la société, l’État sénégalais et les communautés locales et qui entrainera des retombées bénéfiques durables sur les conditions de vie et l’activité économique dans la région Kédougou ».

AGEM Sénégal établira un programme de support au développement des communautés locales qui présentera les orientations stratégiques, les principes directeurs, les axes prioritaires de support et les zones d’intervention. Les objectifs précis qu’AGEM Sénégal visera par la mise en œuvre du programme sont les suivants:

•	Accompagner l’État dans ses efforts de développement des communautés locales dans la région de Kédougou.

•	Favoriser le développement durable des communautés locales et la pérennité des bénéfices associés aux investissements que la société réalisera dans le cadre du programme.

•	Favoriser l’amélioration des conditions de vie générales dans les communautés locales.

•	Favoriser le développement d’activités économiques dynamiques et durables dans la région de Kédougou.

Cinq principes directeurs guideront AGEM Sénégal dans le cadre de son programme de support au développement des communautés locales:

•	Agir en partenariat avec l’État, les agences publiques et les organismes non gouvernementaux (ONG) spécialisés.

•	Investir dans le développement durable des communautés locales.

•	Agir en partenariat avec les communautés locales.

•	Privilégier l’investissement ponctuel dans des projets déjà identifiés dans les plans d’action prioritaires et autres plans de développement des autorités.

•	Établir une convention pour chaque investissement.

Les axes prioritaires d’intervention d’AGEM Sénégal en matière de support au développement des communautés locales sont les suivants:

•	Santé des populations.

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•	Approvisionnement en eau.

•	Sécurité alimentaire et lutte contre la malnutrition.

•	Éducation et formation.

•	Sécurité des populations.

•	Économie locale.

•	Énergie.

•	Assainissement collectif des villages et des quartiers.

•	Loisirs et rétention de la population.

AGEM Sénégal compte concentrer ses interventions en matière de support au développement des communautés locales sur les zones qui subiront l’influence directe ou indirecte de ses activités ou qui sont riveraines de l’axe routier à aménager entre la ville de Saraya et le site d’exploitation. Dans une moindre mesure, la société offrira quand même un support aux communautés situées ailleurs dans le département de Saraya et la région de Kédougou. La Figure 20.7 présente les zones d’intervention prioritaires qui seront considérées dans le cadre du Programme.

20.5	Programme de gestion environnementale et sociale (PGES)

Afin de réduire efficacement les impacts environnementaux et sociaux et faire une surveillance adéquate des activités, le Code de l’environnement du Sénégal exige qu’un programme de gestion environnementale et sociale (PGES) soit développé, mis en œuvre et tenu à jour pour les projets d’envergure comme le projet Boto.

Un PGES porte sur les principaux enjeux environnementaux et sociaux identifiés dans le cadre de l’EIES. Il doit notamment comprendre les mesures d’atténuation qui seront mises en place, les mesures de suivi et de surveillance, les indicateurs clés de performance, les enregistrements pertinents et les mesures d’urgence à appliquer en cas de besoin. Il comprend également un plan de relocalisation et de compensation (si nécessaire) ainsi qu’un plan de support au développement des communautés locales. Le PGES s’applique à toutes les phases du projet, soit la construction, l’exploitation et la fermeture.

Un PGES préliminaire a été présenté aux autorités dans le rapport de l’EIES. Une fois que le permis environnemental sera obtenu pour le projet, une version officielle du PGES sera préparée et mise en œuvre.

20.6	Plan de réhabilitation, de restauration et de fermeture

Tel qu’exigé par les autorités sénégalaises, le tome II du rapport d’EIES décrit les activités de réhabilitation, de restauration et de fermeture envisagées pour le projet Boto. Les principales activités prévues sont les suivantes:

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•

À la cessation des activités, toutes les infrastructures et tous les édifices de service seront démantelés à moins que l’État n’en prenne formellement possession, sans responsabilité civile pour AGEM Sénégal.

•	Les fondations en béton seront concassées et incorporées au sol en place. Les terrains reviendront à un état similaire à l’état d’origine.

•

Une caractérisation des sols sera réalisée aux endroits susceptibles d’avoir été contaminés (ex. zone de stockage des carburants). La gestion des sols contaminés sera effectuée conformément aux exigences des autorités et/ou des bonnes pratiques.

•

Les haldes à stériles, le parc à résidus et les digues des bassins seront remis en végétation notamment avec la terre végétale accumulée. L’utilisation d’espèces végétales endémiques, mais non recherchées par le bétail sera favorisée.

•

Dès que la qualité de l’eau sera satisfaite, une brèche sera faite dans la digue du bassin des eaux de procédé du parc à résidus afin de permettre la libre circulation des eaux. Une brèche sera également faite dans la digue du réservoir d’eaux fraîches afin de permettre la libre circulation des eaux.

•	Les rampes d’accès aux fosses à ciel ouvert seront démantelées. Des merlons seront mis en place au pourtour des fosses de manière à empêcher les animaux et les gens d’y entrer par inadvertence.

•

La surveillance du site se poursuivra pendant une période de cinq ans après la fin de la production. La qualité de l’eau, de l’air et des sols seront suivis pour confirmer que tous les paramètres étudiés retournent à leur niveau d’avant la production minière. Le succès de la mise en végétation fera l’objet d’un suivi afin de s’assurer de l’autosuffisance de la nouvelle végétation.

Un estimé des coûts de réhabilitation, de restauration et de fermeture est indiqué à la Section 21. Ce montant n’inclut toutefois pas les montants pour la réalisation de projets sociaux et communautaires. Le montant à investir à ce niveau sera déterminé dans la convention minière qui liera AGEM Sénégal et l’État Sénégalais. Dans la mesure du possible, des activités de restauration progressive des digues du parc à résidus miniers et des pentes des haldes à stériles seront réalisées afin de réduire le coût des activités de réhabilitation et de restauration à réaliser à la fermeture de la mine.

20.7	Permis

La date d’expiration du permis de recherche en vigueur est le 04 mars 2019. Normalement, une demande de permis d’exploitation ou de concession minière doit être introduite au plus tard quatre mois avant la date d’expiration du permis de recherche. Une telle demande doit être accompagnée entre autres d’une étude de faisabilité, d’une étude d’impact environnemental et social et d’un plan de développement et de mise en exploitation du gisement et d’un plan d’investissement.

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21.0	COÛTS D’INVESTISSEMENT ET COÛTS OPÉRATIONNELS

21.1	Introduction

L’estimation des coûts d’investissement initiaux inclut tous les coûts directs et indirects reliés à la mise en service du complexe minier. Ces coûts couvrent les années 1 et 2 du projet, suivant l’approbation du projet et l’obtention du permis d’exploitation de la part des autorités sénégalaises. Les coûts d’investissement de maintien couvrent les années 3 à 14 du projet, alors que les frais de fermeture sont comptabilisés à l’année 16. Les coûts opérationnels incluent l’exploitation minière, le traitement du minerai et les services généraux. Tous les autres coûts nécessaires au bon fonctionnement de l’exploitation minière sont aussi introduits dans cette section. L’estimation des dépenses en capital et des coûts d’exploitation du projet a une précision de ± 25%. Les coûts sont exprimés en dollars américains (« USD »).

21.2	Hypothèses

Les hypothèses posées dans la réalisation de ces estimations de coûts sont:

•	Les qualifications des ouvriers provenant de la région seront suffisantes.

•	Le prix du carburant diesel livré au site est estimé à 472 XOF/litre.

•	Le prix du carburant mazout (HFO) livré au site est estimé à 404 XOF/litre.

Les taux de change utilisés sont illustrés ci-dessous.

Tableau 21.1            Taux de change

Devise	Abréviation	Taux

CFA Franc	XOF	1 USD = 596 XOF

Euro	EUR	1 EUR = 1,10 USD

Dollar canadien	CDN	1 USD = 1,30 CDN

Japanese Yen	JPY	1 USD = 116,80 JPY

Ce qui suit est une liste non exhaustive des exclusions:

•	Fluctuation des taux de change.

•	Inflation ou escalade des prix.

•	Délais occasionnés par les relations avec la communauté, les problématiques d’obtention des permis requis, etc.

•	Coût irrécupérable (dépenses pour l’exploration précédente et différentes études).

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•	Effets indésirables dus à des saisons des pluies inhabituelles.

•	Perte de productivité due à des considérations environnementales.

•	Temps de perte en raison de grèves.

•	Force majeure.

21.3	Coûts d’investissement initiaux

Un résumé des coûts d’investissement initiaux est présenté au Tableau 21.2. Tel que mentionné précédemment, ces coûts ont été évalués à partir de taux de change fixes. Les estimations sont basées sur les informations et les soumissions reçues de différents fournisseurs et entrepreneurs. Pour les équipements mécaniques principaux, trois demandes de prix budgétaires ont été envoyées à différents fournisseurs. Une analyse technique et commerciale des soumissions reçues était ensuite réalisée et la recommandation subséquente permettait de déterminer le coût de l’équipement. Pour les lots de construction, des prix provenant d’un projet similaire récent ont été utilisés.

Pour les coûts indirects de construction, l’estimation a été basée principalement sur des coûts historiques et des données internes, qui sont précises et fiables considérant l’expérience de construction d’IAMGOLD en Afrique de l’Ouest. Enfin, une contingence variant entre 10 et 15% a été ajoutée à la majorité des coûts d’investissement initiaux.

Tableau 21.2            Coûts d’investissement initiaux

Secteur	(‘000) $US

100 – Coûts du propriétaire	20 119

300 – Mine	51 816

400 – Énergie	35 619

500 – Infrastructure	23 182

600 – Procédé (usine)	64 387

800 – Parc à résidus et Gestion de l’eau	18 102

900 – Coûts Indirects de Construction	35 472

Grand Total	248 697

21.3.1	Mine

Le Tableau 21.3 illustre les différents coûts d’investissement initiaux en lien avec l’exploitation minière. Les dépenses pour la préproduction représentent le coût d’exploitation minière pour l’exposition et l’entreposage de minerai nécessaire pour l’alimentation de l’usine lors du démarrage commercial de la mine. Ce montant

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s’élève à 35,6 M$. Le coût initial pour les équipements miniers s’élève à 11,5 M$, ce qui correspond à environ 42% de la valeur totale de la flotte initiale (27,6 M$), incluant les frais associés au financement de la valeur restante de ces équipements pour les années 1 et 2 du projet.

Tableau 21.3            Coûts d’investissement initiaux - Mine

Secteur	(‘000) $US

Préproduction	35 630

Équipement Minier	11 547

Général	4 638

Sous Total	51 816

21.3.2	Énergie

Les coûts d’investissement initiaux en lien avec la production de l’énergie requise pour le projet (35,6 M$) incluent l’achat et l’installation des génératrices et de l’équipement de stockage du carburant, de même que les coûts associés aux travaux de bâtiment et de génie civil.

21.3.3	Infrastructure

Les coûts d’investissement initiaux concernant l’infrastructure requise pour le fonctionnement approprié de la mine et de l’usine de traitement s’élèvent à 23,2 M$. Une description complète de l’infrastructure du projet se retrouve à la Section 18. Elle comprend, sans toutefois s’y limiter:

•	Route d’accès.

•	Piste d’atterrissage.

•	Camp permanent.

•	Bâtiment d’administration.

•	Bureaux.

•	Ateliers.

•	Dépôts de carburant.

21.3.4	Usine et procédé

Les coûts d’investissement initiaux pour l’usine de traitement (64,4 M$) couvrent le procédé de récupération métallurgique tel que décrit à la Section 17 et incluent tous les travaux de génie civil, de structures, électriques et d’instrumentation, requis pour le bon fonctionnement de l’usine.

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21.3.5	Parc à résidus miniers et infrastructures connexes

Les coûts d’investissement initiaux en lien avec le parc à résidus miniers et la gestion de l’eau sur le site minier (18,1 M$) incluent les travaux de construction initiale du parc à résidus, du bassin d’eau de procédé et du bassin d’eau fraîche, de même que les fossés et les bassins de rétention nécessaires à la gestion des eaux du site. Les coûts associés à la hausse du parc à résidus et des ouvrages connexes se retrouvent plutôt dans l’investissement de maintien, tel que présenté à la section 21.4.

21.3.6	Coûts du propriétaire, indirects et contingence

Les coûts du propriétaire, évalués à 20,1 M$, incluent des coûts liés à certains aspects de santé-sécurité, environnementaux et sociaux, à l’achat de certains équipements mobiles et d’un inventaire de pièces de rechange et autres coûts divers. Les coûts indirects pour la construction du projet (35,5 M$) incluent l’ingénierie, la gestion des travaux de construction et différents coûts additionnels, notamment les frais de fret. La contingence a été estimée séparément pour chacun des lots et représente un coût total de 21,8 M$, soit 9% du coût d’investissement initial total.

21.4	Coûts d’investissement de maintien

Les coûts d’investissement de maintien sont présentés au Tableau 21.4. Le montant total est estimé à 106,1 M$, qui se compose majoritairement des dépenses liées au remboursement et au financement de la flotte minière, à l’ajout d’équipements miniers pour poursuivre la cadence d’exploitation et aux différentes phases de construction du parc à résidus et des ouvrages connexes.

Tableau 21.4            Coûts d’investissement de maintien

Secteur	(‘000) $US

Financement de la flotte minière	45 625

Équipements miniers	18 963

Parc à résidus	41 517

Grand Total	106 105

21.4.1	Financement de la flotte minière

Des modalités indicatives de financement ont été reçues des différents fournisseurs d’équipements miniers. Dans la présente étude, un taux d’intérêt de 4,25% a été utilisé pour calculer les intérêts sur les montants financés qui correspondaient à 80% de la valeur totale des équipements. Le remboursement était ensuite étalé sur trois ans. Sur la durée de la vie de la mine, un montant total de 18,5 M$ est déboursé en intérêt.

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21.4.2	Équipements miniers

En ce qui concerne les équipements miniers, la flotte doit être développée et renouvelée au fur et à mesure de l’avancement de la production, afin de maintenir la cadence d’exploitation. Ces coûts sont estimés à 19,0 M$ et s’étalent de l’année trois à l’année 14 du projet.

21.4.3	Parc à résidus miniers

Des coûts d’investissement de maintien sont aussi requis pour le parc à résidus. Cet investissement représente le montant nécessaire pour procéder au rehaussement des digues et ainsi permettre d’atteindre la capacité requise pour la durée totale du projet. Ces coûts sont estimés à 41,5 M$ et s’étalent de l’année trois à l’année 14 du projet.

21.5	Restauration, fermeture et valeur résiduelle

Les frais de restauration et de fermeture pour Boto sont estimés à 11,9 M$. Ces frais couvrent les activités suivantes:

•	Démolition des bâtiments de surface.

•	Restauration des routes.

•	Licenciement de la main d’œuvre.

Les frais de restauration des sites de déposition en surface (parc à résidus miniers et bassins d’eau) sont inclus dans les coûts d’investissement de maintien.

Une valeur résiduelle à la fin de la vie de la mine de 38,9 M $ est estimée, dont 2,0 M$ provenant de la revente des équipements miniers et 36,9 M$ provenant de la valeur des différents équipements, après le déboursement des coûts de démantèlement. Ce dernier montant est estimé en considérant une synergie potentielle avec d’autres projets miniers similaires dans la région.

21.6	Coûts opérationnels

21.6.1	Coûts d’exploitation minière

Les coûts d’exploitation minière ont été estimés à partir des coûts horaires des différents équipements, des taux d’utilisation de l’équipement et des hypothèses de productivité. Ces estimations ont été comparées avec l’exploitation de la mine Essakane au Burkina Faso, exploitée par IAMGOLD, qui utilise des équipements similaires.

Les coûts miniers sont illustrés dans le Tableau 21.5.

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Tableau 21.5            Coûts totaux et unitaires d’exploitation de la mine

Mine	Total	Unitaire
Activité	(‘000) USD	$/t extraite

Salaires	68 606	0,37

Carburant et électricité	107 626	0,53

Coûts directs et consommables	229 303	1,23

Contrôle de la teneur	3 195	0,02

Dénoyage	2 625	0,01

Total	402 539	2,15

Le coût d’exploitation minière moyen sur la durée de la vie de la mine est estimé à 2,15 $/t extraite. Le coût moyen sur la vie de la mine des tonnes déplacées est de 2,15 $/t déplacée; ce dernier coût inclut le déplacement du matériel des piles de minerai.

21.6.2	Coût d’usinage et d’énergie

Les coûts d’usinage du minerai ont été estimés à partir d’opérations similaires sur le continent africain et autres données disponibles. La demande en énergie, la consommation des réactifs principaux soit le cyanure, la chaux et les aciers de broyage ont été estimés à partir des résultats des essais métallurgiques. Le Tableau 21.6 illustre les coûts d’usinage.

En raison de l’indice de broyage élevé de la roche fraiche et de la finesse de broyage requise, le plus important consommateur d’énergie est l’usinage. La centrale électrique serait en mesure de fournir l’énergie requise à un coût moyen de 0,148 $/kWh.

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Tableau 21.6            Coûts totaux et unitaires d’usinage

Usinage	Total projet	Unitaire
Activité	(‘000) USD	$/t usinée

Main d’œuvre	40 839	1,53

Acier de broyage et réactifs	126 190	4,70

Maintenance	53 699	2,00

Laboratoire	1 634	0,06

Consommation électrique	168 244	6,27

Autres	5 548	0,21

Total	396 155	14,76

21.6.3	Services généraux

Les coûts des services généraux incluent les frais opérationnels reliés aux activités suivantes: gestion générale, comptabilité, finance, technologie de l’information, télécommunication, environnement, relations avec les communautés, affaires légales et corporatives, approvisionnement et entreposage, ressources humaines, formation, santé et sécurité, sûreté, administration du camp, cuisine, buanderie, logement, hébergement, transport terrestre et aérien et l’affinage. Ces coûts excluent les frais de redevances minières et les coûts de fermeture du projet, incluant les frais de licenciement. Un coût unitaire moyen de 3,55 $/t est obtenu pour les services généraux, incluant les frais d’affinage qui représente un coût total de 4,5 M$.

21.6.4	Résumé des coûts opérationnels

Les coûts opérationnels sont résumés dans le tableau ci-dessous.

Tableau 21.7            Résumé des coûts opérationnels

Catégorie	Coût total (‘000) USD	Coût moyen ($/t minerai)	Coût moyen ($/oz)

Opérations Minières	402 554	15,00	318

Procédé	396 155	14,76	313

Services Généraux	95 174	3,55	75

Total	893 884	33,30	707

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22.0	ANALYSE ÉCONOMIQUE

22.1	Introduction

Le modèle financier présente les flux de trésorerie annuels sur toute la durée de vie du projet en tenant compte du calendrier de production, des revenus, des paiements de redevances, des coûts opérationnels, de l’investissement initial, de l’investissement de maintien, du fonds de roulement, du financement, des coûts de fermeture du projet et des valeurs résiduelles et enfin de la fiscalité en vigueur. Les coûts reliés aux travaux de recherche précédents (estimés à 49,5 M$) sont considérés dans l’analyse financière pour fins de calcul de l’impôt sur le revenu. L’analyse financière est basée sur la valeur actuelle nette (VAN) et le taux de rendement interne (TRI) de tous les flux de trésorerie partant de l’approbation du projet.

La majorité des coûts ont été évalués en dollars américains et convertis au besoin. Ainsi tous les montants sont indiqués en dollars américains sauf indication contraire. Tous les montants sont en dollars constants de 2017 et aucune allocation n’est prévue pour de futures augmentations de coûts ou du prix de l’or. Les flux de trésorerie sont estimés sur la base du projet seulement et n’incluent aucun élément de financement de la dette. Un taux d’actualisation de 6 % a été utilisé pour déterminer la valeur actuelle nette du projet. Le rendement interne a été utilisé pour déterminer la viabilité économique du projet.

Lors de l’octroi de permis d’exploitation, une société d’exploitation du projet Boto sera créée et le gouvernement du Sénégal détiendra une participation de 10% sans participation à l’investissement. IAMGOLD détiendra la participation restante de 90%. Le gouvernement recevra donc 10% de tout dividende déclaré par la société d’exploitation Boto.

22.2	Hypothèses

Les variables économiques clés comprennent le prix de l’or, le prix des produits pétroliers et le taux de change EUR/USD qui dicte la valeur de la monnaie locale au taux de change XOF/USD. Le modèle financier a été construit à partir des hypothèses mentionnées à la section 21 et celles énumérées ci-dessous.

22.2.1	Prix du métal

Le prix de l’or utilisé pour calculer les revenus est de 1 275 $/oz. Aucune variation dans le temps du prix de l’or n’a été considérée.

22.2.2	Impôt et taxes

La fiscalité corporative est énoncée dans le Code Minier 2003-36 ainsi que dans la convention minière entre la société AGEM et le Gouvernement de la République du Sénégal, qui fait état des avantages accordés pendant la phase d’exploitation.

Selon la convention minière, pendant la période de réalisation des investissements et de démarrage de production, la société d’exploitation bénéficie d’une exonération des droits et taxes perçus à l’entrée, incluant

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la taxe sur la valeur ajoutée (TVA) et la COSEC. Cette période débute à la date d’octroi du permis d’exploitation ou de la concession minière et se termine au début de la production commerciale (pour une durée maximale de quatre ans).

Aussi, pendant toute la durée de l’exploitation, la société d’Exploitation est exonérée de la taxe d’exportation des produits issus de ses activités d’exploitation.

Enfin, une période d’exonération totale d’impôt de sept ans à partir de l’année 1 du projet a été considérée dans cette étude, conformément à la convention minière. Cette exonération s’applique notamment à l’impôt sur les sociétés ainsi qu’aux taxes sur la valeur ajoutée des biens et services acquis auprès des fournisseurs locaux ou des prestataires domiciliés hors du Sénégal.

Dans le modèle financier, un impôt sur les sociétés de 30 % a été utilisé et il est appliqué sur les bénéfices imposables à partir de l’année 8 du projet, en raison de la période d’exonération de sept ans. Le montant d’impôt sur les sociétés pour le projet Boto s’élève à 45,8 M$.

22.2.3	Redevances minières

Les redevances minières ont été appliquées aux revenus bruts et le taux utilisé est de 3%, conformément au Code Minier 2003-36. Le montant des redevances s’élève à 48,3 M$.

22.2.4	Fonds de roulement

Un fonds de roulement est prévu tout au long du projet. Ce montant représente les revenus en cours de perception, l’inventaire d’or en attente d’être vendu, les articles en entreposage et les comptes à payer. Le fonds de roulement a été fixé à 5,9 M$ au début du projet, soit l’équivalent d’environ quatre semaines de coûts directs d’exploitation.

22.3	Résultats économiques

Les flux de trésorerie obtenus pour le projet Boto ont été actualisés à différents taux, soit 5%, 6%, 8% et 10%. La viabilité économique du projet est évaluée principalement à partir du taux d’actualisation de 6%. Le modèle financier a été révisé par le département de taxation d’IAMGOLD Corporation. Le Tableau 22.1 illustre les valeurs actuelles nettes (VAN) aux différents taux d’actualisation.

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Tableau 22.1            Valeurs actuelle nettes

Taux d’actualisation	Valeur Actuelle Nette (‘000) $US

0%	295 630

5%	126 556

6%	103 834

8%	65 933

10%	36 096

Le taux de rendement interne du projet (TRI) après impôt et intérêts est de 13,3%. Le délai de récupération de l’investissement est de 6 années après le début de l’opération commerciale de la société d’exploitation. La Figure 22.1 démontre les flux de trésorerie après impôt pour chacune des années du projet et aussi la courbe des flux cumulatifs, illustrant par le fait même le délai de récupération de l’investissement.

Figure 22.1            Flux de trésorerie par année et cumulatif – Après impôt

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22.4	Analyse de sensibilité

L’analyse de sensibilité a été faite en faisant varier le prix de l’or, les coûts d’investissement (CAPEX), les coûts opérationnels (OPEX), les prix de carburant (diesel et mazout) et les taux de change. Le graphique suivant illustre les résultats obtenus pour des variations de 20 % de chacun de ces paramètres sur les flux de trésorerie à un taux d’actualisation de 6%.

Figure 22.2            Graphique des résultats de sensibilité

22.5	Résumé

Le Tableau 22.2 qui suit résume les principaux résultats du projet Boto, dont les résultats financiers. Le Tableau 22.3 quant à lui illustre le modèle financier du projet.

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Tableau 22.2            Sommaire des résultats du projet Boto

Projet Boto	1 275 $/once
Tonnes minées (Mt)	203
Ratio de découverture	6,5
Tonnes usinées (Mt)	26,8
Teneur (g/t)	1,64
Or contenu (koz)	1 415
Or produit (koz)	1 264
Capacité d’usinage (Mtpa)	2,0
Récupération moyenne usine (%)	89,3%
Durée de vie (années)	13,5
Revenus Brut (M$)	1 611

Coûts directs d’exploitation (M$)	894
Coûts directs ($/oz)	707 $
Coûts décaissés (M$)	942
Coûts décaissés ($/oz)	745 $
Coûts de maintien tout inclus ($/oz)	829 $
Investissement initial (M$)	249
Investissement de maintien (M$)	106
Total des investissements (M$)	355

Impôt (M$)	46
Coûts de fermeture (M$)	12
Valeur résiduelle (M$)	39
VAN 0% (après impôt et intérêts) (M$)	295
VAN 6% (après impôt et intérêts) (M$)	104
TRI après impôt et intérêts (%)	13,3%
Délai de récupération (années)	6,0

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Tableau 22.3            Modèle Financier

Boto		Total	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16
Total Mined	(kt)	202 507	3 377	12 341	14 752	16 837	16 970	17 725	17 826	17 632	17 646	17 652	17 648	14 010	9 613	5 581	2 533	364

Total Milled	(kt)	26 841	0	0	1 883	2 000	2 000	2 000	2 000	2 000	2 000	2 000	2 000	2 000	2 000	2 000	2 000	958

Weighted Grade	(g/t)	-	0,00	0,00	2,19	1,95	1,70	1,41	1,51	1,51	1,68	1,85	1,44	1,27	1,69	1,90	1,53	1,04

Weighted Recovery Rate	(%)	-	0%	0%	92,9%	89,5%	89,0%	89,1%	89,0%	88,8%	88,8%	88,8%	88,8%	88,8%	88,8%	88,8%	88,8%	89,3%

Total Gold Production	(koz)	1, 264	0	0	123	112	97	81	86,6	86	96	106	82	72	96	108	87	29

Total Revenue	(US$’000)	$1 611 507	$0	$0	$155 934	$143 412	$123 772	$102 840	$110 467	$109 999	$122 641	$135 002	$105 184	$92 100	$122 980	$138 075	$111 518	$37 583
Mining Costs	(US$’000)	($402 554)	$0	$0	($29 149)	($32 403)	($36 237)	($34 166)	($32 035)	($34 979)	($36 224)	($37 302)	($38 128)	($33 478)	($26 204)	($18 044)	($10 808)	($3 399)
Processing Costs	(US$’000)	($396 155)	$0	$0	($23 784)	($28 671)	($29 803)	($29 404)	($29 830)	($30 071)	($30 075)	($30 075)	($30 075)	($30 075)	($30 075)	($30 075)	($30 075)	($14 064)
G&A Costs	(US$’000)	($95 174)	$0	$0	($7 602)	($7 620)	($7 472)	($7 378)	($7 241)	($7 193)	($7 223)	($7 253)	($7 182)	($6 583)	($5 927)	($6 083)	($6 065)	($4 353)

Operating Cash Flow	(US$’000)	$717 623	$0	$0	$95 399	$74 718	$50 260	$31 893	$41 361	$37 756	$49 118	$60 372	$29 799	$21 964	$60 774	$83 873	S64 570	$15 766
Gov’t Royalty	(US$’000)	($48 344)	$0	$0	($4 678)	($4 302)	($3 713)	($3 085)	($3 314)	($3 300)	($3 679)	($4 050)	($3 156)	($2 763)	($3 689)	($4 142)	($3 346)	($1 127)
Retrenchment	(US$’000)	($1 453)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	($1 453)
Salvage Value	(US$’000)	$38 863	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$38 863
Reclamation	(US$’000)	$10 414)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	£0	$10 414)

EBITDA	(US$’000)	$696 275	$0	$0	$90 721	$70 416	$46 547	$28 808	$38 047	$34 456	$45 439	$56 322	$26 643	$19 201	$57 085	$79 731	$61 224	$41 636
Interest Expense	(US$’000)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Taxable Income Before Depreciatic	(US$’000)	$696 275	$0	$0	$90 721	$70 416	$46 547	$28 808	$38 047	$34 456	$45 439	$56 322	$26 643	$19 201	$57 085	$79 731	$61 224	$41 636
Depreciation	(US$’000)	($404 258)	$0	$0	($26 444)	($26 553)	($26 919)	($27 340)	($28 076)	($28 997)	($29 976)	($30 730)	($32 971)	($34 216)	($35 170)	($36 962)	($39 902)	$0

Taxable Income Before Losses	(US$’000)	$292 017	$0	$0	$64 276	$43 863	$19 628	$1 467	$9 971	$5 459	$15 463	$25 592	($6 328)	($15 015)	$21 916	$42 769	$21 321	$41 636
Income Taxes	(US$’000)	($45 843)	$0	$0	$0	$0	$0	$0	$0	($1 638)	($4 639)	($7 678)	$0	$0	($172)	($12 831)	($6 396)	($12 491)

Net Income	(US$’000)	$246 174	$0	$0	$64 276	$43 863	$19 628	$1 467	$9 971	$3 821	$10 824	$17 914	($6 328)	($15 015)	$21 744	$29 938	$14 925	$29 145

Free Cash Flow
EBITDA	(US$’000)	$696 275	$0	$0	$90 721	$70 416	$46 547	$28 808	$38 047	$34 456	$45 439	$56 322	$26 643	$19 201	$57 085	$79 731	$61 224	$41 636
Less: Income Taxes	(US$’000)	($45 843)	$0	$0	$0	$0	$0	$0	$0	($1 638)	($4 639)	($7 678)	$0	$0	($172)	($12 831)	($6 396)	($12 491)
Less: Development Capital	(US$’000)	($248 697)	($62 174)	($186 523)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Less: Sustaining Capital	(US$’000)	($106 105)	$0	$0	($7 882)	($11 514)	($8 710)	($7 597)	($8 271)	($10 516)	($11 044)	($17 329)	($9 442)	($4 934)	($5 209)	($3 530)	($64)	($64)

FCF	(US$’000)	$295 630	($62 174)	#######	$80 597	$60 438	$39 415	$22 091	$29 166	$22 655	$29 196	$30 754	$18 914	$14 437	$49 187	$64 650	$58 404	$30 304

Cumulative FCF	(US$’000)	-	($62 174)	($254 578)	($173 981)	($113 543)	($74 128)	($52 037)	($22 871)	($216)	$28 981	$59 734	$78 648	$93 085	$142 272	$206 922	$265 326	$295 630

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23.0	PROPRIÉTÉS ADJACENTES

Tel que mentionné précédemment, les roches hôtes et le contexte structural retrouvés au projet Boto sont aussi constatés dans de nombreux gisements aurifères économiques retrouvés ailleurs dans la zone de cisaillement sénégalo-malienne. Des mines bien établies comme Sadiola, Yatéla, Loulo, Yaléa et Gounkoto sont situées à proximité du gîte Boto. Toutefois, la propriété la plus près du gîte Boto et la plus pertinente est le gisement aurifère de Fékola situé au sud-ouest du Mali. Le gisement de Fékola est situé immédiatement au nord et le long du corridor de la zone Malikoundi. B2Gold détient depuis 2015 la propriété qui abrite le gisement de Fékola. La construction des installations minières est maintenant complétée et la production commerciale, qui a débuté en novembre 2017, suit présentement son cours.

Selon la publication la plus récente de B2Gold concernant le gisement de Fékola, l’estimation des ressources minérales indique un total de 65,82 millions de tonnes à une teneur moyenne de 2,13 g Au/t, comportant 4,49 millions d’onces d’or classées dans la catégorie indiquée et un total de 4,43 millions de tonnes à une teneur moyenne de 1,73 g Au/t, comportant 0,24 million d’onces d’or classées dans la catégorie présumée. L’estimation des réserves minérales montre un total de 43,80 millions de tonnes à une teneur moyenne de 2,37 g Au/t, comportant 3,34 millions d’onces d’or classées dans la catégorie probable.

Ces estimations auraient été réalisées en conformité avec la norme canadienne 43-101. IAMGOLD n’a pas effectué une vérification indépendante de cette information et cette information n’est pas nécessairement représentative de la minéralisation du projet Boto.

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24.0	AUTRES DONNÉES

Aucune autre donnée ou explication n’est nécessaire pour faire en sorte que ce rapport technique soit compréhensible et ne soit pas trompeur.

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25.0	INTERPRÉTATIONS ET CONCLUSIONS

L’étude de préfaisabilité démontre que le projet Boto dans les conditions actuelles du marché et avec les paramètres opérationnels les plus appropriés pour les ressources minérales estimées affiche un taux de rendement interne de 13,3% et il est recommandé de procéder à une étude de faisabilité.

25.1	Forage, exploration et ressources minérales

Un effort considérable a été investi au niveau de l’exploration et de la géologie au cours des années 2014 à 2016 permettant ainsi de découvrir de nouvelles ressources et de convertir le maximum des ressources en ressources indiquées. Cette conversion des ressources était nécessaire pour pouvoir les utiliser dans un plan minier et en convertir une certaine quantité en réserves minérales. C’est ainsi que la fosse satellite Malikoundi Nord a pu être ajoutée en plan minier. Ces efforts au niveau des travaux de recherche se sont d’ailleurs poursuivi en 2017 toujours avec l’objectif d’augmenter la quantité de ressources de catégorie indiquées. Ces augmentations des ressources sont évidemment souhaitables pour l’amélioration de la rentabilité du projet.

Au 31 décembre 2016, la base de données de Boto contenait les résultats de 617 trous de forage au diamant et en circulation inverse totalisant 101 427 m. D’abord RPA en 2013 et ensuite IAMGOLD en 2015 et 2016, avec l’appui de RPA et AGP, ont conclu que les données, la quantité de données et les renseignements supplémentaires contenus dans la base de données de Boto étaient satisfaisants pour établir une estimation des ressources minérales. La vérification de la banque de données et du programme de AQ/CQ a été effectuée dans le cadre du présent estimé par une personne qualifiée.

Le forage à ce jour a été effectué selon un espacement moyen des trous de forage variant entre 50 m et 100 m aux zones minéralisées connues. Les forages n’ont cependant pas entièrement défini les limites de la minéralisation, en particulier en profondeur à Malikoundi et près de la surface dans le corridor Boto 4 – Boto 6. Du forage supplémentaire a été poursuivi en 2017 pour mieux définir les limites des zones de minéralisation sur la propriété Boto. IAMGOLD est d’avis qu’une maille de forage de 50 m par 50 m est requise pour pouvoir classifier les ressources comme indiquées, en particulier lorsqu’une plus grande complexité structurale est observée.

25.2	Géotechnique

L’un des aspects significatifs contribuant à déterminer la valeur du projet Boto est la qualité géotechnique du massif rocheux, qui dicte certains paramètres de conception des fosses, en particulier les angles globaux des pentes de fosse. Des investigations géotechniques ont été réalisées en 2015 et 2016 et ont notamment étudié en détail des opportunités d’amélioration du côté de l’éponte inférieure, soit le côté Est de la fosse Malikoundi.

Les paramètres de conception utilisés lors de cette étude de préfaisabilité tiennent compte des conditions de fracturation en roche fraîche dans les épontes stériles des zones minéralisées, telles que définies par les investigations. D’autres études géotechniques dans le cadre d’une étude de faisabilité sont recommandées afin d’augmenter le niveau de confiance.

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25.3	Exploitation minière

Des études minières ont été réalisées à partir des modèles géologiques de février 2017 pour Malikoundi et de juin 2015 pour Boto 5; elles comprennent les aspects suivants :

•

L’optimisation des fosses était fondée sur l’algorithme de Lerchs-Grossman afin de déterminer les limites de la fosse ultime. Un prix de 996 $ l’once d’or a été utilisé pour définir la fosse ultime de Malikoundi.

•

Des fosses finales ont été conçues pour Boto 5, Malikoundi et Malikoundi Nord et les conceptions étaient basées sur les recommandations des consultants en géotechnique (Coffey Mining et Absolute Geotechnics).

•

Les réserves minérales ont été établies à partir des ressources minérales en prenant en compte les considérations géologiques, minières, légales, environnementales et de traitement, et sont donc catégorisées conformément aux normes de 2014 définies par l’ICM pour les ressources minérales et les réserves minérales.

•

Il n’y a aucune réserve minérale prouvée. Les réserves minérales probables s’élèvent à 26,84 millions de tonnes à une teneur moyenne de 1,64 g Au/t. Les ressources minérales présumées n’ont pas été converties en réserves: elles sont plutôt traitées comme des stériles aux fins de la planification minière.

•	La planification minière prévoit le déplacement de 175,67 millions de tonnes de stériles et 26,84 millions de tonnes de minerai, ce qui représente un ratio de décapage de 6,54:1.

•	Des haldes à stériles ont été conçues près de Boto 5, de Malikoundi et de Malikoundi Nord.

•

L’extraction minière sera réalisée à l’aide d’équipements de taille appropriée, soit des camions de transport de 63 t jumelés à des chargeuses frontales de 6,5 m3 et des excavatrices hydrauliques de 6,7 m3.

•

Le contrôle de la teneur sera effectué par une flotte dédiée de foreuses en circulation inverse, ce qui permettra de distinguer le minerai dans les horizons de saprolite. Dans les zones de roches de transition et de roches fraîches, des débris de trous de production pour le contrôle de la teneur seront aussi utilisés.

•

Des activités de dénoyage à grande échelle seront effectuées pour tenir compte des précipitations annuelles. L’eau sera pompée des fosses et redirigée vers la bordure des fosses, et ensuite pompée horizontalement à des points d’évacuation si l’eau est de qualité adéquate.

•

Des estimations des coûts d’investissement minier et des coûts d’exploitation minière ont été effectuées. Une exploitation par le propriétaire est présumée à partir de l’année 1, ainsi que le financement de l’équipement minier principal. Les coûts de remplacement et d’achat d’équipement supplémentaire ont été inclus dans la durée de vie du projet. Il est supposé que la flotte minière sera financée.

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•	L’estimation des coûts d’exploitation minière est surtout liée à l’équipement (carburant, pneus, main-d’œuvre, entretien, location). Le sautage, l’administration et les services ont aussi été inclus.

25.4	Procédé

Quelques travaux d’optimisation ont aussi été réalisés en ce qui concerne le procédé métallurgique et l’usine de traitement, notamment l’évaluation de l’ajout d’une étape de préoxydation. Des essais métallurgiques supplémentaires seront requis pour améliorer le niveau de précision et confirmer les paramètres d’opération et de traitement du minerai, dans le cadre d’une étude de faisabilité.

Le programme d’essais de l’étude de faisabilité comprend 75 essais de variabilité, en plus des 40 réalisés pendant l’étude de préfaisabilité. Le programme est aussi conçu pour permettre une meilleure compréhension de la minéralogie du minerai, incluant une emphase sur les tellures et les options de traitement de ce matériel. De plus, certains essais seront réalisés avec l’eau provenant de Boto afin d’étudier la consommation de chaux pour le maintien du pH lors du traitement à l’usine.

25.5	Parc à résidus et gestion de l’eau

Certains des résultats d’essais géochimiques réalisés sur le matériel stérile ainsi que de nouvelles informations topographiques provenant d’un relevé LiDAR ont été intégrés lors de cette étude. Des travaux d’investigation sur le terrain additionnels seront requis pour la conception de l’infrastructure du parc à résidus et des ouvrages connexes servant à la gestion des eaux du site. Plusieurs nouvelles données hydrogéologiques sont aussi en cours de collecte et ces nouvelles informations permettront la révision du bilan d’eau du site.

25.6	Analyse de risque

Une analyse de risques a été faite sur le projet de Boto. Les principaux risques qui ont été identifiés et qui peuvent influencer l’évaluation du projet Boto ou causer une perte potentielle pour IAMGOLD sont:

•

Expiration du permis de recherche: la date d’expiration du permis de recherche est le 04 mars 2019; la prochaine étape est de procéder à une demande de permis d’exploitation, processus qui doit être débuté au plus tard 4 mois avant la date d’expiration du permis et qui doit être supporté par une étude de faisabilité complétée.

•

Prix de l’or: le calcul des revenus dans le modèle financier a été fait à partir d’un prix de l’or de 1 275 $/oz; un prix moindre entraînerait une surévaluation du projet et affecterait sa rentabilité.

•

Changements dans la fiscalité telle que fixée dans la convention minière actuelle entre AGEM et le Sénégal : un nouveau Code minier est maintenant en vigueur au Sénégal et tout changement en lien avec l’impôt, les taxes, les redevances minières, etc. par rapport à ce qui a été considéré dans cette étude de préfaisabilité pourrait avoir un impact significatif sur la rentabilité estimée du projet.

•

Coûts opérationnels: plusieurs hypothèses ont été posées pour estimer les coûts opérationnels du projet, notamment les coûts du carburant, des réactifs, etc.; des hausses de prix imprévues mettraient à risque la rentabilité du projet.

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•

Main d’œuvre locale: il est possible qu’il soit difficile de combler tous les postes d’une éventuelle opération minière par les communautés locales en raison des spécificités des emplois et du potentiel manque de formation.

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26.0	RECOMMENDATIONS

Suite à la réalisation de cette étude de préfaisabilité, plusieurs recommandations sont émises par IAMGOLD. La principale recommandation concerne la question du permis de recherche, dont la date d’expiration est le 04 mars 2019, suite à la rétention d’une période de 2 ans octroyée par les autorités sénégalaises.

La principale recommandation est de réaliser une étude de faisabilité sur le projet Boto. La rentabilité du projet n’a pas tout-à-fait atteint le seuil critique pour IAMGOLD, mais il est suffisamment près pour recommander de faire la demande d’un permis d’exploitation et, pour ce faire, une étude de faisabilité devient impérative. IAMGOLD émet plusieurs autres recommandations qui ont comme objectif d’étudier plus en détail certaines opportunités identifiées en cours d’étude ou de réduire les incertitudes reliées à certains aspects, dont celui des ressources minérales.

26.1	Géologie

Concernant le forage et l’estimation des ressources minérales, il est recommandé de:

•	Continuer d’utiliser le forage carotté orienté à Boto et d’analyser les relations entre les mesures structurales et la minéralisation.

•	Continuer de prendre des mesures de densité de tous les types de saprolite et de transition minéralisées.

•	Valider les mesures de densités internes à l’externe au besoin.

•	Réviser les interprétations actuelles, afin de mieux refléter la géologie du gisement.

•	Tester sur Malikoundi une zone de 200 m avec une maille resserrée de 25 m par 25 m, ce qui permettrait de confirmer les continuités des teneurs et atténuer les risques du projet.

•

Augmenter le nombre de forages au gîte de Boto 5 afin d’améliorer le niveau de confiance de l’estimation des ressources, atténuant ainsi les risques du projet (ceci a été réalisé en 2017 mais l’interprétation est toujours en cours).

•

Continuer les forages d’exploration en parallèle aux forages de définition, notamment dans la continuité vers Boto 6, afin de bien tester le potentiel géologique de la propriété dans ce secteur (ceci a aussi été réalisé en 2017 mais l’interprétation est toujours en cours)

•	Poursuivre de tester le potentiel géologique en profondeur.

•

Procéder à du forage de stérilisation, afin d’assurer que l’infrastructure du projet ne soit pas assise sur des secteurs ayant un potentiel géologique prometteur; près de 5 000 m de forage est estimé pour cette étape, qui est prévue vers la fin de l’étude de faisabilité.

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26.2	L’exploitation minière à ciel ouvert

Concernant la géotechnique et l’exploitation minière, il est recommandé de:

•	Faire de nouveaux forages géotechniques pour améliorer le degré de confiance au niveau de la caractérisation géotechnique du massif rocheux de Malikoundi.

•	Faire quelques forages géotechniques au gîte de Malikoundi Nord et Boto 5, dont les conceptions sont actuellement basées sur les recommandations géotechniques émises pour la fosse de Malikoundi.

•	Poursuivre les études d’optimisations du plan minier, pour vérifier les meilleures combinaisons de capacité minière et d’usinage, considérant une stratégie du stockage du minerai à basse teneur.

•	Réaliser des investigations des fondations des haldes à stériles et des analyses de stabilités afin d’avoir des conceptions améliorées et à un niveau acceptable pour une étude de faisabilité.

•	Étudier plus en détail et déterminer l’approche la plus adéquate en ce qui concerne le contrôle de la teneur (équipement et méthodologie).

•	Étudier plus en détail l’aspect de la conception des chemins, notamment les matériaux disponibles et leur applicabilité comme matériaux de construction.

•	Étudier plus en détail l’aspect du dénoyage des fosses en fonction de données hydrogéologiques améliorées et de lignes directrices concernant les débits d’eau attendus.

26.3	La métallurgie, la transformation & infrastructure

Concernant la métallurgie, l’usine de traitement, l’infrastructure du projet et le parc a résidus, il est recommandé de:

•	Procéder à une série d’essais métallurgiques supplémentaires, afin d’améliorer la caractérisation des différents types de matériel et notamment l’aspect des tellures.

•

Acquérir de nouvelles données hydrologiques et hydrogéologiques et les intégrer afin de préciser le bilan d’eau global du site et les mesures à mettre en place, en particulier concernant la problématique potentielle du drainage minier acide.

•

Réaliser des investigations géotechniques au droit des ouvrages projetés (digues du parc à résidus, secteur de l’usine, etc.) et des analyses de stabilités afin d’avoir des conceptions améliorées et à un niveau acceptable pour une étude de faisabilité.

•	Explorer les possibilités d’avoir une fourniture en énergie pour le projet différente de celle considérée dans l’étude et à coût moindre.

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26.4	Le permet

En ce qui a trait à l’environnement et les permis, il est recommandé de poursuivre les démarches en cours qui sont liées à la mise à jour de l’étude d’impact environnemental et social.

Une étude de faisabilité permettra de confirmer les concepts, améliorer le niveau de confiance des estimés et réduire la contingence, toujours afin de rendre le projet le plus intéressant possible pour toutes les parties prenantes. Le temps alloué pour compléter l’étude de faisabilité est relativement court, en raison de la date d’expiration du permis de recherche qui est immuable; cette étude se doit d’être complétée en date du 03 novembre 2018, afin de permettre l’initiation du processus de demande de permis d’exploitation.

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27.0	RÉFÉRENCES

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the Palæoptroterozoic Kédougou Inlier, eastern Senegal: geodynamic implications, V. 32, 4- Journal of African Earth Sciences, pp. 919- 940, Elsevier.

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Hirdes, W., et Davis, D., 2002, U-Pb geochronology of Paleoproterozoic rocks in the southern part of the Kédougou-Kéniéba inlier, Senegal, West Africa: Evidence for diachronous accretionary development of the Eburnean province, V. 118, 1-2- Precambrian Research, pp. 83-99, Elsevier.

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